Form 20-F
period 2014-12-31
uniQure N.V.
filed 2015-04-07
CIK 1590560

Use these links to rapidly review the document

UNIQURE N.V. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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
Tel: +31 20 240-6000
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

18,092,194 Ordinary Shares
(as of December 31, 2014)

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

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

☐ Yes    ☐ No

General

        As used herein, references to "we", "us", the "company", "uniQure", "uniQure B.V." or the "Group", or similar terms in this Form 20-F mean uniQure N.V. and, as the context requires, its subsidiaries. Effective February 10, 2014, we converted from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (naamloze vennootschap) under the laws of the Netherlands. In connection with this conversion, our legal name changed from uniQure B.V. to uniQure N.V.

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

 PART I

ITEM 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3:    KEY INFORMATION

A.    Selected Financial Data

        The selected consolidated financial data as of December 31, 2013 and 2014 and for each of the years ended December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements and notes thereto set forth in Item 18 of this annual report. The selected consolidated financial data for the year ended December 31, 2010, 2011 and 2012 are derived from the audited consolidated financial statements not appearing in this annual report.

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

Consolidated Statements of Comprehensive Income Data:

	YEARS ENDED DECEMBER 31,
€ in thousands (except share and per share data)	2011	2012	2013	2014
License revenues	—	—	440	883
Collaboration revenues	—	—	2,503	3,802

Total revenues	—	—	2,943	4,685
Cost of goods sold	—	—	(800)	0
Other income	2,192	649	585	773
Research and development expenses	(15,500)	(10,231)	(13,182)	(33,932)
Selling, general and administrative expenses	(3,807)	(4,564)	(11,628)	(11,167)
Other gains / (losses)—net	(26)	(45)	(453)	5,807

Total Operating Costs	(19,333)	(14,840)	(25,263)	(39,292)

Operating result	(17,141)	(14,191)	(22,535)	(33,834)

Finance income	277	22	102	254
Finance expense	(436)	(547)	(4,387)	(3,460)

Finance income/(expense)—net	(159)	(525)	(4,285)	(3,206)

Result before corporate income taxes	(17,300)	(14,716)	(26,820)	(37,040)
Corporate income taxes	—	—	0	0

Net Loss	(17,300)	(14,716)	(26,820)	(37,040)

Items that may be subsequently reclassified to profit or loss	—	—	12	1,149

Other comprehensive income	—	—	12	1,149

Total comprehensive loss	(17,300)	(14,716)	(26,808)	(35,891)

Loss per share attributable to the equity holders of the company during the year
Basic and diluted loss per share	(3.65)	(1.70)	(2.48)	(2.16)

        The total number of ordinary shares outstanding at December 31, 2011, 2012, 2013 and 2014 was 4,749,625, 9,653,495, 12,194,906 and 18,092,194, respectively. The share capital at December 31, 2011, 2012, 2013 and 2014 was €237,000, €483,000, €610,000 and €905,000 respectively.

        The following table sets forth selected balance sheet data as of the dates indicated:

Consolidated Balance Sheet Data:

	AS OF DECEMBER 31,
(€ in thousands)	2010	2011	2012	2013	2014
Cash and cash equivalents	17,859	1,100	263	23,810	53,219
Total assets	22,703	5,804	5,567	38,969	95,786
Total debt	4,621	4,544	1,498	7,864	17,270
Accumulated deficit	(88,205)	(105,505)	(117,234)	(144,041)	(181,081)
Total shareholders' equity (deficit)	13,659	(2,593)	(448)	5,564	43,084

Exchange Rate Information

        Our business is primarily conducted in the European Union, and we maintain our books and records in Euro. We have presented results of operations in Euro. In this annual report, translations from Euro to US dollars were made at a rate of €0.8237 to $1.00, the official exchange rate quoted by the European Central Bank at the close of business on December 31, 2014. As of March 31, 2015, the official exchange rate of Euro to US dollars was €0.928 to $1.00. Such US dollar amounts are not necessarily indicative of the actual amounts of US dollars which could have been actually purchased on exchange of Euro on the dates indicated.

	Period-end	Average for period	Low	High
	(€ per U.S. dollar)
Year Ended December 31,
2010	0.748	0.754	0.687	0.837
2011	0.773	0.718	0.672	0.776
2012	0.758	0.778	0.743	0.827
2013	0.725	0.753	0.724	0.783
2014	0.724	0.725	0.721	0.729
2015 (to April 1)	0.928	0.698	0.826	0.925

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

Risks Related to
Our Financial Position and Need for Additional Capital

We have incurred significant losses to date, expect to incur losses over the next several years and may never achieve or maintain profitability.

        We had a net loss of €37.0 million in 2014, €26.8 million in 2013 and €14.7 million in 2012. As of December 31, 2014, we had an accumulated deficit of €181.1 million. To date, we have financed our operations primarily through the sale of equity securities and convertible debt and, to a lesser extent, through milestone payments, subsidies and grants from governmental agencies and fees for services. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials. Although our recently signed agreement with Bristol-Myers Squibb Company, or BMS, will, following closing, provide us with substantial near-term collaboration and equity financing, a significant portion of the potential consideration is contingent on achieving research, development, regulatory and sales milestones. We expect to continue to incur significant expenses and losses over the next several years, and our net losses may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

  •
  conduct our Phase I/II clinical trial of AMT-060 for hemophilia B in collaboration with Chiesi;

  •
  complete our EMA-mandated post-approval clinical trials of Glybera;

  •
  conduct a clinical trial of Glybera, either as part of the EMA-mandated post-approval clinical trials or separately, to obtain data needed to file a BLA for Glybera with the FDA, and seek marketing approval for Glybera in the United States and other countries;

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

  •
  complete validation of and commence commercial manufacturing at our facility in Lexington, Massachusetts;

  •
  maintain, expand and protect our intellectual property portfolio, including in-licensing additional intellectual property rights from third parties;

  •
  hire additional personnel, particularly in our manufacturing, research, clinical development, medical affairs, commercial and quality groups;

  •
  continue to add operational, financial and management information systems and related compliance personnel; and

  •
  continue to operate as a public company.

        We and our collaborators may never succeed in these activities and, even if we do, may never generate revenues that are sufficient to achieve or sustain profitability. Our failure to become and remain profitable would depress the value of our company and could impair our ability to expand our business, maintain our research and development efforts, diversify our product offerings or even continue our operations.

We will likely need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain capital when needed may force us to delay, limit or terminate our product development efforts or other operations which could have a material adverse effect on our business, financial conditions, results of operations and cash flows.

        We expect to incur significant expenses in connection with our ongoing activities. Although our recently signed agreement with BMS will, following closing, provide us with substantial near-term collaboration and equity financing, a significant portion of the potential consideration is contingent on achieving research, development, regulatory and sales milestones. We expect that we will likely need to obtain substantial additional funding in connection with our continuing operations. In addition, we have based our estimate of our financing requirements on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

        Adequate capital may not be available to us when needed or may not be available on acceptable terms. Our ability to obtain debt financing may be limited by covenants we have made under our Loan and Security Agreement with Hercules Technology Growth Capital, Inc., or Hercules, and our pledge to Hercules of substantially all of our assets as collateral. If we raise additional capital through the sale of equity or convertible debt securities, our shareholders' ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of our ordinary shares. If we raise additional funds through collaborations, strategic alliances, or marketing, distribution or licensing arrangements with third parties, we may have to issue additional equity, relinquish valuable rights to our technologies, future revenue streams, products or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts, which would have a negative impact on our financial condition, results of operations and cash flows. See also "—Risks Related to Our Dependence on Third Parties—If our collaboration with BMS does not close or is not successful, our development plans, financial position and opportunities for growth may be adversely affected."

Our existing and any future indebtedness could adversely affect our ability to operate our business.

        As of December 31, 2014, we had €16.4 million of outstanding borrowings under our Loan and Security Agreement with Hercules, which we are required to repay in monthly principal installments from January 2016 through June 2018. We could in the future incur additional debt obligations beyond our borrowings from Hercules. Our existing loan obligations, together with other similar obligations that we may incur in the future, could have significant adverse consequences, including:

  •
  requiring us to dedicate a portion of our cash resources to the payment of interest and principal, reducing money available to fund working capital, capital expenditures, research and development and other general corporate purposes;

  •
  increasing our vulnerability to adverse changes in general economic, industry and market conditions;

  •
  subjecting us to restrictive covenants that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; and

  •
  placing us at a disadvantage compared to our competitors that have less debt or better debt servicing options.

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

Our revenues will depend in part on the commercial success of sales of Glybera.

        We anticipate that the first patient will be treated with Glybera in the European Union in mid-2015, although such revenues are initially likely to be modest. A number of factors, some of which are out of our control, may adversely affect the commercial success of Glybera, including the following:

  •
  our collaborator Chiesi may not successfully commercialize Glybera in the European Union and other countries in the Chiesi territory;

  •
  the post-approval requirements imposed by the EMA in connection with Glybera's approval under exceptional circumstances may be costly or may eventually lead to withdrawal of approval;

  •
  we may never be able to obtain marketing approval for Glybera in the United States or other countries;

  •
  Glybera may fail to achieve market acceptance by physicians, patients, third-party payors and others in the medical community;

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

  •
  we may be unable to manufacture Glybera to the quality specifications required in a required time frame or in quantities necessary to timely satisfy demand for Glybera;

  •
  we may be unable to maintain our marketing approval for Glybera in the European Union if it is determined by the EMA that there are safety, quality, efficacy or other material concerns associated with Glybera; and

  •
  coverage, pricing and reimbursement levels may be lower than we expect.

        If we fail to achieve anticipated revenues from this product, it may have an adverse effect on our results of operations and cause the value of our ordinary shares to decline.

Even if our commercialization of Glybera or other product candidates for which we obtain marketing approval is successful, we may not be financially successful due to our obligations to third parties.

        We have obtained exclusive or non-exclusive rights from third parties under a number of patents and other technology that we are exploiting in Glybera and our development programs. Our agreements with these third parties generally grant us a license to make, use, sell, offer to sell and import products covered by the licensed patent rights in exchange for our payment of some combination of an upfront amount, annual fees, royalties, a portion of amounts we receive from our sublicensees and payments upon the achievement of specified development, regulatory or commercial milestones. For example, we are contractually obligated to pay royalties and other obligations to third parties on net sales of Glybera by us, Chiesi or other sublicensees or on other amounts we receive, including from Chiesi or other sublicensees for their sales of Glybera. We also received a technical development loan from the Dutch government, which requires repayment based on the timing and amount of revenues we receive from the sale of Glybera. These financial obligations to third parties are an expense to us, which could adversely affect our financial position.

Risks Related to
the Development of Our Product Candidates

We may not be successful in our efforts to use our gene therapy technology platform to build a pipeline of additional product candidates.

        A key element of our strategy is to use our gene therapy technology platform to expand our product pipeline and to progress these candidates through clinical development ourselves or together with our collaborators. Although we currently have a pipeline of programs at various stages of development, we may not be able to identify or develop product candidates that are safe and effective. Even if we are successful in continuing to build our pipeline, the potential product candidates that we identify may not be suitable for clinical development. Research programs to identify new product candidates require substantial technical, financial and human resources. We or our collaborators may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful. If we do not continue to successfully develop and commercialize product candidates based upon our technology, we may face difficulty in obtaining product revenues in future periods, which could result in significant harm to our financial position and adversely affect our share price.

Our strategy of obtaining rights to key technologies through in-licenses may not be successful.

        We seek to expand our product pipeline in part by in-licensing the rights to key technologies, including those related to gene delivery, genes and gene cassettes. The future growth of our business will depend in significant part on our ability to in-license or otherwise acquire the rights to additional product candidates or technologies, particularly through our collaborations with academic research institutions. However, we may be unable to in-license or acquire the rights to any such product candidates or technologies from third parties on acceptable terms or at all. The in-licensing and acquisition of these technologies is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire product candidates or technologies that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be competitors may be unwilling to license rights to us. Furthermore, we may be unable to identify suitable product candidates or technologies within our areas of focus. If we are unable to successfully obtain rights to suitable product candidates or technologies, our business, financial condition and prospects could suffer.

We may encounter substantial delays in and impediments to the progress of our clinical trials or fail to demonstrate the safety and efficacy of our product candidates.

        Clinical development is expensive, time-consuming and uncertain as to outcome. Our product candidates are in early clinical or preclinical development, and there is a significant risk of failure or delay in each of these programs. In several of our programs, we intend to transition a collaborator's program to a different viral vector or to our insect cell-based manufacturing process, which could result in additional development challenges and delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include, but are not limited to:

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

        Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. It is impossible to predict when or if any of our clinical trials will demonstrate that product candidates are effective or safe in humans. If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our product candidates, we may:

  •
  be delayed in or altogether prevented from obtaining marketing approval for our product candidates;

  •
  obtain approval for indications or patient populations that are not as broad as intended or desired;

  •
  obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

  •
  be subject to changes with the way the product is administered;

  •
  be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

  •
  have regulatory authorities withdraw their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy;

  •
  be subject to the addition of labeling statements, such as warnings or contraindications;

  •
  be sued; or

  •
  experience damage to our reputation.

        Because of the nature of the gene therapies we are developing, regulators may also require us to demonstrate long-term gene expression or clinical efficacy, which may require longer clinical trial periods or longer patient follow-up than we currently expect or is typically required in the case of other therapies.

        Our ability to recruit patients for our trials is often reliant on third parties, such as the pharmacies at our clinical trial sites. These third parties may not have the adequate infrastructure established to handle gene therapy products to support certain gene therapy product formulations, in order for them to agree to recruit patients on our behalf. To the extent that the infrastructure cannot be established at the pharmacies we may experience delays in recruiting patients for our studies. For example, we deliver clinical supplies for our hemophilia B trial in vials, which must be combined into infusion bags, and we have been informed that certain pharmacies at some prospective clinical trial sites are not able to undertake this procedure.

        In addition, we or our collaborators may not be able to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, the EMA or similar regulatory authorities outside the United States and the European Union. This may result in our failure to initiate or continue clinical trials for our product candidates, or may cause us to abandon one or more clinical trials altogether. In particular, because several of our programs are focused on the treatment of patients with orphan or ultra-orphan diseases, our ability to enroll eligible patients in these trials may be limited or slower than we anticipate in light of the small patient populations involved. For example, we reduced the number of patients enrolled in our second Phase II/III clinical trial of Glybera from the 16 patients originally planned to five patients due to slow recruitment. In addition, our potential competitors, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions, may seek to develop competing therapies, which would further limit the small patient pool available for our studies.

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

        A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage clinical trials. If a larger population of patients does not experience positive results, if these results are not reproducible, or if our products show diminishing activity over time, our products may not receive approval from the EMA or FDA. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may encounter regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of product development. Failure to confirm favorable results from earlier trials by demonstrating the safety and effectiveness of our products in late-stage clinical trials with larger patient populations could have a material adverse effect on our business that would cause our share price to decline.

        Progress in trials of Glybera and its approval in the European Union do not indicate that we will make similar progress in additional trials for Glybera or in trials for our other product candidates. While Glybera uses an AAV1 vector for gene delivery, the rest of the product candidates in our pipeline use other AAV serotypes, such as AAV5 or AAV2. Also, while Glybera is injected directly into the muscles of the leg, the rest of the products in our pipeline target other tissues. Due to these variations, trials for our other product candidates may be less successful than the trials for Glybera.

Negative public opinion and increased regulatory scrutiny of gene therapy and genetic research may damage public perception of Glybera and our product candidates or adversely affect our ability to conduct our business or obtain further marketing approvals for Glybera and marketing approvals for our product candidates.

        Public perception may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. For example, a generalized public backlash developed against gene therapy following the death in September 1999 of an 18-year-old who had volunteered for a gene therapy experiment at the University of Pennsylvania. In addition, two gene therapy studies in 2003 were terminated after five subjects developed leukemia.

        Although none of our current product candidates utilize the retroviruses used in the 2003 studies, our product candidates do use a viral vector delivery system. The risk of cancer remains a concern for gene therapy and we cannot assure that it will not occur in any of our planned or future clinical studies. In addition, there is the potential risk of delayed adverse events following exposure to gene therapy products due to persistent biological activity of the genetic material or other components of products used to carry the genetic material.

        Glybera or our product candidates may prove to have undesirable or unintended side effects, toxicities or other characteristics that may require us to abandon or limit their development, preclude our obtaining additional marketing approval or prevent or limit commercial use. In our clinical trials for Glybera, there were, as at March 20, 2015, a total of 55 serious adverse event reports in Glybera-treated patients, two of which were assessed as potentially related to Glybera, one incidence of pulmonary embolism and one incidence of fever. In our partner's clinical development program for AIP, there were four serious adverse events, none of which was determined by the investigator to be treatment-related.

        Adverse events in our clinical trials or those conducted by other parties (even if not ultimately attributable to our product candidates), and the resulting publicity, could result in increased governmental regulation, unfavorable public perception, failure of the medical community to accept and prescribe gene therapy treatments, potential regulatory delays in the testing or approval of our product candidates, stricter labeling requirements for those product candidates that are approved and a decrease in demand for any such product candidates. If any such adverse events occur, commercialization of Glybera or further advancement of our clinical trials could be halted or delayed, which would have a material adverse effect on our business and operations.

Risks Related to Regulatory Approval

We cannot predict when or if we will obtain marketing approval to commercialize a product candidate or, in the case of Glybera, further marketing approval in jurisdictions outside the European Union, and any approval we receive may be for a more narrow indication than we expect.

        The development and commercialization of our product candidates, including their design, testing, manufacture, safety, efficacy, purity, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States, the EMA and other regulatory agencies of the member states of the European Union, and similar regulatory authorities in other jurisdictions. Failure to obtain marketing approval for a product candidate in a specific jurisdiction will prevent us from commercializing the product candidate in that jurisdiction.

        We have not received approval to market any of our products or product candidates from regulatory authorities in the United States. We received marketing authorization for Glybera from the European Commission in October 2012 under exceptional circumstances for a subset of LPLD patients, after our initial application was rejected in June 2011. The FDA does not maintain a regulatory approval process similar to the EMA's marketing authorization under exceptional circumstances, which may make it more difficult to obtain marketing authorization for Glybera or other product candidates in the United States. Given the differences between the regulatory schemes for approval of new products in Europe and the United States, approval of Glybera in the European Union does not assure or increase the likelihood of approval of the product in the United States. The results of our prior clinical trials of Glybera will not be sufficient to obtain FDA approval, and the FDA may not ultimately approve Glybera for marketing in the United States. Based on our meetings with the FDA in August and December 2013 and December 2014, we believe that, to obtain marketing approval for Glybera in the United States, we will need to successfully conduct an adequate and appropriately controlled clinical trial. We have not yet completed the design of this trial or submitted a protocol for this trial to the FDA. We are seeking to amend the protocol for our EU post-approval trial of Glybera so that it could also serve as a clinical program with a design that addresses the FDA's requirements and are in preliminary discussions with EU regulatory authorities regarding the acceptability of the amended protocol. We intend to file a special protocol assessment with the FDA in first half of 2015 in respect of this trial design. The FDA may require preclinical testing or clinical trials beyond this clinical trial as a basis for marketing approval of Glybera, which would be expensive and time-consuming. If we fail to obtain marketing approval of Glybera in the United States in our anticipated timeframe, or obtain only limited approval for a specific patient population, our business could be materially adversely affected.

        The process of obtaining marketing approval for our product candidates in the European Union, the United States and other countries is expensive and may take many years, if approval is obtained at all. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application, may decide that our data are insufficient for approval, may require additional preclinical, clinical or other studies and may not complete their review in a timely manner. Further, any marketing approval we ultimately obtain may be for only limited indications, or be subject to stringent labeling or other restrictions or post-approval commitments that render the approved product not commercially viable. For example, we received marketing authorization for Glybera in the European Union only for a restricted patient population, and other regulatory agencies may approve Glybera only with a similarly limited label, which limits our addressable market. Further, Glybera received marketing approval subject to post-approval restrictions including the requirement to conduct a post-approval clinical study, and if we fail to adequately satisfy these post-approval requirements the EMA may withdraw its approval.

        If we experience delays in obtaining marketing approval or if we fail to maintain approval of Glybera in the European Union or to obtain approval of Glybera in the United States or elsewhere or of any of our product candidates in the United States or other countries, the commercial prospects for Glybera or our other product candidates may be harmed and our ability to generate revenues will be materially impaired.

The European Commission authorized marketing of Glybera under exceptional circumstances, and only after the relevant committees had initially reached negative decisions on the use of Glybera for the treatment of all patients with LPLD.

        The process for obtaining approval of Glybera in the European Union was protracted and complicated by initial decisions against approval by the committees charged with review of our marketing authorization application. In their initial decision in June 2011, both the Committee for Advanced Therapeutics, or CAT, and the Committee for Human Medicinal Products, or CHMP, determined that the benefit-risk balance for Glybera was negative for the treatment of all patients with LPLD.

        Following our further submissions, in June 2012 the CAT gave a positive opinion and the CHMP then reassessed Glybera and recommended approval for adult patients diagnosed with familial LPLD and suffering from severe or multiple pancreatitis attacks despite dietary fat restrictions. This was a more restricted patient population than we had sought in our original application. The European Commission granted this approval in October 2012, subject to certain conditions including additional post-marketing studies for efficacy. If these post-approval studies do not produce data that support the results of our original development program for Glybera, the marketing authorization for Glybera in the European Union could be withdrawn.

        Our receipt of marketing authorization under exceptional circumstances in the European Union does not provide any assurance that we will be able to obtain marketing authorization for Glybera elsewhere, including in the United States, or for our other gene therapies in any country.

The FDA will require us to conduct comparability studies evaluating the products manufactured at our Amsterdam facility with those to be manufactured at our new Lexington, Massachusetts facility. Those studies and their results could substantially delay or preclude our ability to commercialize Glybera and our product candidates in the United States.

        The FDA maintains strict requirements governing the manufacturing process for biologics. When a manufacturer seeks to modify or change that process, or begin manufacturing at a new facility, the FDA typically requires the applicant to conduct non-clinical and, depending on the magnitude of the changes, potentially clinical comparability studies that evaluate the potential differences in the product resulting from the change in the manufacturing process or facility. In connection with any application for marketing approval in the United States, we will be required to conduct comparability studies assessing product manufactured at our facility in Amsterdam with product to be manufactured at our new facility in Lexington, Massachusetts. The FDA may be especially concerned about the need for such a comparability study for Glybera if the clinical studies on which we rely for approval of our application only involved product manufactured at our facility in the Netherlands and if we intend to market only product manufactured in Lexington in the United States.

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

We are subject to potentially costly post-approval obligations, review and other regulatory requirements for Glybera in the European Union, and any of our product candidates for which we obtain marketing approval in the future could be subject to similar requirements, which may restrict or eliminate the commercial success of Glybera or our other product candidates.

        Glybera and any of our product candidates for which we obtain marketing approval in the future, as well as the manufacturing process, post-approval studies and measures, labeling, advertising and promotional activities for such products, will be subject to continued requirements of and review by the FDA, EMA and other regulatory authorities.

        As part of our marketing approval under exceptional circumstances in the European Union, the EMA has imposed ongoing requirements for a potentially costly post-approval study and market surveillance activities. Specifically, as a condition to approval of Glybera we are required to complete a post-approval clinical trial and implement a disease registry for long-term surveillance of patients, as well as implement risk management procedures, distribute educational materials to healthcare professionals and patients, implement an additional manufacturing process step, comply with certain notification obligations and undergo annual reassessment, any negative outcome of which could potentially lead to a withdrawal of marketing approval for Glybera. The expense and uncertain result of these post-approval requirements may delay, limit or terminate our commercialization plan for Glybera and adversely affect our financial position, particularly in light of the relatively small market for this orphan indication. Non-compliance with EU requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties.

        In addition, we have submitted several Type II variations to the EMA, which seek to update the summary product of characteristics, SmPC, of Glybera to include additional six-year follow-up and other clinical data. Following our submission of the Type II variations, and a voluntary disclosure of accidental destruction of some historical source data at a site in Canada, the EMA requested a good clinical practices, or GCP, inspection of our Glybera trial program. The Dutch and UK regulatory authorites conducted the inspection on behalf of the EMA in early 2015. The inspectors reported to the EMA on the quality control mechanisms that were in place in our company during data acquisition and processing in 2009 and 2010 with respect to maintaining patient and trial data obtained prior to approval of Glybera, and the integrity of the historical trial data as a whole. We have already implemented corrective quality control actions to rectify the oversight issues identified by the inspection and continue to refine our quality system. We believe that the events in the past do not materially affect the previously reported results of our historical trials. The inspection team also concluded "that the quality of the data and the level of GCP compliance both are acceptable" and that the trial data can be used for the submitted Type II variations.

        As part of the ongoing variation procedure, the EMA is currently reviewing the risk/benefit analysis of Glybera in light of the additional six-year follow-up data we provided and the findings of the GCP inspection. Although we believe that these data support the conclusions that led to the original approval of Glybera under exceptional circumstances, there can be no assurance that the EMA or its committees will not reach a different conclusion. We anticipate that the CAT and CHMP will review this matter during its meetings in April 2015, and expect to receive a response setting out the EMA's preliminary position around April 23, 2015. We anticipate this response will include requests for additional information as part of the variation procedure, which may require a further response from us to support our position. Any adverse outcome of this review could require us to expend significant further resources to support our conclusions, including potentially conducting further post-approval studies, or could potentially result in revocation of the marketing approval for Glybera in the European Union.

        Should we receive FDA approval of Glybera or any of our other product candidates in the future, the FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product. The FDA and other agencies, including the Department of Justice, also closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved label.

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

The risks associated with the marketing approval process are heightened by the status of our products as gene therapies.

        We believe that all of our current product candidates, including Glybera, will be viewed as gene therapy products by the applicable regulatory authorities. Gene therapies are relatively new treatments for which regulators do not have extensive experience or standard review and approval processes. The FDA has never approved a gene therapy product as safe and effective and, unlike the EMA, does not have an exceptional circumstances approval pathway. The EMA has approved only one gene therapy, Glybera, for a subset of LPLD patients, under exceptional circumstances, and only did so by a vote of 17 to 15 and after twice denying approval.

        Both the FDA and EMA have demonstrated caution in their regulation of gene therapy treatments, and ethical and legal concerns about gene therapy and genetic testing may result in additional regulations or restrictions on the development and commercialization of our product candidates that are difficult to predict. For example, in 2003, the FDA suspended 27 gene therapy trials involving several hundred patients after learning that a child treated in France had developed a condition resembling leukemia. The FDA and the EMA have issued various guidance documents pertaining to gene therapy products, with which we likely must comply to gain regulatory approval of any of our product candidates in the United States or European Union, respectively. The close regulatory scrutiny of gene therapy products may result in delays and increased costs, and may ultimately lead to the failure to obtain approval for any gene therapy product.

        Regulatory requirements affecting gene therapy have changed frequently and may continue to change. For example, the European Commission conducted a public consultation in early 2013 on the application of EU legislation that governs advanced therapy medicinal products, including gene therapy products, which could result in changes in the data we need to submit to the EMA in order for our product candidates to gain regulatory approval or change the requirements for tracking, handling and distribution of the products which may be associated with increased costs. In addition, divergent scientific opinions among the various bodies involved in the review process may result in delays, require additional resources and ultimately result in rejection. For further discussion about the regulation we face in Europe and the United States, please see "Information on the Company—Business Overview—Government Regulation and Reimbursement."

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

        These regulatory agencies, committees and advisory groups and the new regulations and guidelines they promulgate may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenues to maintain our business.

Our failure to obtain or maintain orphan product exclusivity for any of our product candidates for which we seek this status could limit our commercial opportunity, and if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time.

        Regulatory authorities in some jurisdictions, including the European Union and the United States, may designate drugs for relatively small patient populations as orphan drugs. Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the relevant indication, the product is entitled to a period of market exclusivity, which precludes the EMA or FDA from approving another marketing application for the same drug for the same indication for that time period. The EMA, however, may subsequently approve a similar drug for the same indication during the first product's market exclusivity if the EMA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity may be lost if the EMA or FDA determines that the request for designation was materially defective, or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition or if the incidence and prevalence of patients who are eligible to receive the drug in these markets materially increase.

        We have obtained orphan designation for Glybera in the European Union and the United States. If we lose orphan drug exclusivity for Glybera or if our competitors obtain orphan drug exclusivity in indications related to our other product candidates before we do, we may lose out on the potential benefits of market exclusivity or be precluded from obtaining marketing authorization for our product candidate.

Risks Related to Commercialization

If we or our collaborators are unable to commercialize Glybera or our other product candidates or experience significant delays in doing so, our business will be materially harmed.

        Our ability to generate product revenues will depend on the successful development and eventual commercialization of our product candidates and, in the mid-term, the successful commercialization of Glybera. The success of our product candidates will depend on a number of factors, including:

  •
  successful completion of preclinical studies and clinical trials;

  •
  receipt and maintenance of marketing approvals from applicable regulatory authorities;

  •
  our ability to timely manufacture sufficient quantities according to required quality specifications;

  •
  obtaining and maintaining patent and trade secret protection and non-patent, orphan drug exclusivity for our product candidates;

  •
  obtaining and maintaining regulatory approval for our manufacturing facility in Lexington, Massachusetts;

  •
  launching commercial sales of our products, if and when approved, whether alone or in collaboration with others;

  •
  identifying and engaging effective distributors or resellers on acceptable terms in jurisdictions where we plan to utilize third parties for the marketing and sale of Glybera or other product candidates;

  •
  acceptance of our products, if and when approved, by patients, the medical community and third-party payors;

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

The affected populations for our gene therapies, including Glybera, may be smaller than we or third parties currently project, which may affect the size of our addressable markets.

        Our projections of the number of people who have the diseases we are seeking to treat, as well as the subset of people with these diseases who have the potential to benefit from treatment with our therapies, are estimates based on our knowledge and understanding of these diseases. The total addressable market opportunities for these therapies will ultimately depend upon a number of factors, including the diagnosis and treatment criteria included in the final label, if approved for sale in specified indications, acceptance by the medical community, patient consent, patient access and product pricing and reimbursement.

        Prevalence estimates are frequently based on information and assumptions that are not exact and may not be appropriate, and the methodology is forward-looking and speculative. The use of such data involves risks and uncertainties and is subject to change based on various factors. Our estimates may prove to be incorrect and new studies may change the estimated incidence or prevalence of the diseases we seek to address. The number of patients with the diseases we are targeting may turn out to be lower than expected or may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or access, any of which would adversely affect our results of operations and our business.

Any approved gene therapy we seek to offer may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

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

  •
  our ability to convince payors of the long-term cost-effectiveness of our therapies and, consequently, the availability of third-party coverage and adequate reimbursement;

  •
  the limitations on use and label requirements imposed by regulators;

  •
  the convenience and ease of administration of our gene therapies compared with alternative treatments;

  •
  the willingness of the target patient population to try new therapies, especially a gene therapy, and of physicians to administer these therapies;

  •
  the strength of marketing and distribution support;

  •
  the prevalence and severity of any side effects; and

  •
  any restrictions on the use of our products.

        In the case of Glybera in the European Union, we are required to put in place a restricted access program to ensure that the product is used appropriately when the diagnosis is confirmed, mandating that the product only be supplied to doctors who have received the appropriate educational materials and only be used to treat patients participating in a registry to monitor outcomes. If Glybera does not achieve an adequate level of acceptance, we may not generate significant revenues from this product and we may never achieve profitability.

If our collaboration with Chiesi is not successful, we may not effectively commercialize Glybera in the European Union and other covered countries.

        We have entered into a collaboration with Chiesi for the commercialization of Glybera in the European Union, China, Russia and other specified countries. As a result, we are dependent on the efforts of Chiesi to successfully commercialize Glybera in these countries. There is a risk that Chiesi:

  •
  may not perform its obligations as expected;

  •
  may have difficulties gaining acceptance of the use of Glybera in the clinical community and achieving or maintaining satisfactory pricing and reimbursement of Glybera;

  •
  may terminate, or may elect not to continue or renew, our commercialization arrangements based on changes in its strategic focus or available funding, or external factors, such as an acquisition, that divert resources or create competing priorities; and

  •
  may not commit sufficient resources to the marketing and distribution of Glybera.

        In addition, we are required to manufacture Glybera for sale by Chiesi. Should we encounter manufacturing problems, we may fail to adequately supply Glybera to Chiesi. For example, in the second half of 2014 we encountered problems with the consistency and stability of the manufacturing process for Glybera. We have developed an improved manufacturing process for Glybera, which addresses also our post-approval commitment, and will conduct consistency and comparability studies in respect of this process, which we expect to submit to the EMA in mid-2015. Although these manufacturing issues are specific to Glybera and do not affect the manufacturing of our other product candidates, any failure to introduce and receive approval for our improved Glybera manufacturing process on schedule could adversely affect our ability to meet our obligations under our agreement with Chiesi, which could result in modest financial penalties and potential reputational harm.

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

        We are aware of several companies focused on developing gene therapies in various indications, including AGTC, Asklepios, Audentes Therapeutics, Avalanche, Baxter, BioMarin, bluebird bio, Celladon, Dimension/Regen X, Isis, Oxford BioSciences, Sangamo BioScience, Spark Therapeutics and Voyager, as well as several companies addressing other methods for modifying genes and regulating gene expression. We may also face competition with respect to the treatment of some of the diseases that we are seeking to target with our gene therapies from protein pharmaceuticals under development at pharmaceutical and biotechnology companies, including Amgen, Baxter, Bayer, Biogen Idec, BioMarin, Genzyme, Novartis, Novo Nordisk, Pfizer and Shire. We must also compete with existing standards of care, therapies and symptomatic treatments, as well as any new therapies that may become available in the future for the indications we are targeting.

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

        We have entered into collaborations with other companies and academic research institutions with respect to important elements of our commercial and development programs. For example, we have collaboration agreements with BMS for the development and commercialization of gene therapies for cardiovascular and potentially other diseases, with Chiesi, for both co-development and commercialization of our hemophilia B program and commercialization of Glybera in the European Union and certain other countries, and development programs with Institut Pasteur and UCSF for our development programs in Sanfilippo B syndrome and Parkinson's disease, respectively.

        Our existing collaborations, and any future collaborations we enter into, may pose a number of risks, including the following:

  •
  collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

  •
  we generally have limited or no control over the design or conduct of clinical trials sponsored by our current collaborators;

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

  •
  collaborators could develop, independently or with third parties, products that compete directly or indirectly with our products or product candidates, if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

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

  •
  a collaborator with marketing and distribution rights to Glybera or one or more of our product candidates that achieves regulatory approval may not commit sufficient resources to the marketing and distribution of such product or products;

  •
  disagreements with collaborators, including over proprietary rights, contract interpretation or the preferred course of development, could cause delays or termination of the research, development or commercialization of product candidates, lead to additional responsibilities for us, or result in litigation or arbitration, any of which would be time-consuming and expensive;

  •
  collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our rights or expose us to potential litigation;

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

        If our collaborations do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive future research funding or milestone or royalty payments under the collaboration, and we may lose access to important technologies and capabilities of the collaboration. All of the risks relating to product development, regulatory approval and commercialization described herein also apply to the activities of our development collaborators.

If our collaboration with BMS does not close or is not successful, our development plans, financial position and opportunities for growth may be adversely affected.

        Our recently signed collaboration with BMS for the development and commercialization of gene therapies for cardiovascular and potentially other diseases is subject to customary closing conditions, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act. We also must obtain shareholder approval of our proposed equity issuances to BMS. If HSR clearance is not received, we would not be able to close this collaboration. In addition, if our shareholders do not approve the issuance of all shares issuable under our agreements with BMS, we would issue to BMS a lower number of our ordinary shares and would therefore receive lower proceeds from these equity arrangements than anticipated, which may limit our ability to advance our other development programs in the manner we intend.

        In order to earn all milestone payments and royalties potentially due under this collaboration, we are dependent on BMS electing to designate and actively pursue target indications covered by the collaboration and we achieve meet all development, clinical and regulatory milestones under the collaboration. If BMS designates or actively pursues fewer development targets, or if we fail to achieve a significant number of the applicable milestones, the total payments we receive under this collaboration will be materially lower than are potentially payable. See also "Item 3—Key Information—Collaborations—Bristol-Myers Squibb Collaboration."

If we are unable to enter into additional collaborations in the future, or if our new collaborations are not successful, we may not be able to develop or market our product candidates or obtain a strategic position in the development of new gene therapies.

        We believe collaborations enable us to gain access to early-stage clinical programs and related data, as well as to promising transgenes and other intellectual property, with limited financial investment by us. Collaborations also allow us to share the costs of larger development and commercialization efforts with partners with greater resources. Part of our strategy is to leverage our experience and expertise in gene therapy research and development, as well as our proprietary manufacturing capabilities, to be an attractive collaborator for academic research institutions and biotechnology and pharmaceutical companies seeking to advance their programs into larger, late-stage clinical trials that require commercial-scale manufacturing. We face significant competition and we may be unable to attract suitable collaborators or reach agreements with them on acceptable terms, which could limit our access to attractive development programs.

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

        We manufacture Glybera and clinical supplies of our product candidates ourselves in our facility in Amsterdam and plan to commence production of Glybera and of our hemophilia B and other product candidates in our new facility in Lexington, Massachusetts. The insect-cell based manufacturing process we use to produce Glybera and our other product candidates is highly complex and in the normal course is subject to production difficulties. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims and insufficient inventory. We may encounter problems achieving adequate or clinical-grade materials that meet EMA, FDA or other applicable standards or specifications with consistent and acceptable production yields and costs. For example, in the second half of 2014 we encountered problems with the consistency and stability of the manufacturing process for Glybera. We have developed an improved manufacturing process for Glybera, which addresses also our post-approval commitment, and will conduct consistency and comparability studies in respect of this process, which we expect to submit to the EMA in mid-2015. Although these manufacturing issues are specific to Glybera and do not affect the manufacturing of our other product candidates, any failure to introduce and receive approval for our improved Glybera manufacturing process on schedule could adversely affect our ability to meet our obligations under our agreement with Chiesi, which could result in modest financial penalties and potential reputational harm.

        A number of factors common to the manufacturing of most biologics and drugs could also cause production interruptions, including equipment malfunctions, facility contamination, labor problems, raw materials shortages or contamination, natural disasters, disruption in utility services, terrorist activities, human error or disruptions in the operations of our suppliers. We also may encounter problems in hiring and retaining the experienced specialist personnel needed to operate our manufacturing process, which could result in delays in our production or difficulties in maintaining compliance with applicable regulatory requirements.

        Any problems in our manufacturing processes or facilities could make us a less attractive collaborator for academic research institutions and other parties, which could limit our access to additional attractive development programs, result in delays in our clinical development or marketing schedules and harm our business.

Delays in receiving regulatory approvals for our new U.S. manufacturing facility could delay our development and commercialization plans and thereby limit our revenues and growth.

        Our manufacturing facility in Lexington, Massachusetts of approximately 53,000 square feet, will require regulatory approval. If regulatory approval is delayed, we may not be able to manufacture sufficient quantities of Glybera or our product candidates, which would limit our commercialization and development activities and our opportunities for growth. Cost overruns associated with this facility could also require us to raise additional funds from external sources, which may be unavailable on favorable terms or at all.

Our manufacturing facilities are subject to significant government regulations and approvals. If we fail to comply with these regulations or maintain these approvals our business will be materially harmed.

        Our manufacturing facilities in Amsterdam and Lexington are subject to ongoing regulation and periodic inspection by the EMA, FDA and other regulatory bodies to ensure compliance with current Good Manufacturing Practices, or cGMP. Any failure to follow and document our adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical study, may result in the termination of or a hold on a clinical study, or may delay or prevent filing or approval of marketing applications for our products.

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

        Our development and manufacturing processes involve the use of viruses, chemicals and other hazardous materials, and produce waste products. Accordingly, we are subject to national, federal, state and local laws and regulations in the United States and the Netherlands governing the use, manufacture, distribution, storage, handling, treatment and disposal of these materials. In addition to ensuring the safe handling of these materials, applicable requirements require increased safeguards and security measures for many of these agents, including controlling access and screening of entities and personnel who have access to them, and establishing a comprehensive national database of registered entities. In the event of an accident or failure to comply with environmental, occupational health and safety and export control laws and regulations, we could be held liable for damages that result, and any such liability could exceed our assets and resources.

Risks Related to
Our Intellectual Property

We rely on licenses of intellectual property from third parties, and such licenses may not provide adequate rights or may not be available in the future on commercially reasonable terms or at all, and our licensors may be unable to obtain and maintain patent protection for the technology or products that we license from them.

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

        The agreements under which we license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business and financial condition. For example, we have an exclusive license from the NIH for "the development and sale of AAV5 based therapeutic products to be delivered to the brain or liver for treatment of human diseases originating in the brain or liver," other than arthritis-related diseases. We also have a non-exclusive license from the NIH for the development and sale of AAV5 based therapeutic products to treat human diseases other than those covered by our exclusive license.

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

        We in-license intellectual property from third parties that is material to Glybera and all of our product candidates, including technology related to our manufacturing process, our vector platform, and the therapeutic genes and gene cassettes we are using. Our licensing arrangements with third parties impose diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, our counterparties may have the right to terminate these agreements, in which case we might not be able to develop, manufacture or market any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or amended agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology.

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection is not sufficiently broad, our ability to successfully commercialize our products may be impaired.

        We rely upon a combination of in-licensed and owned patents, trade secret protection and confidentiality agreements to protect our intellectual property. Our success depends in large part on our ability to obtain and maintain this protection in the European Union, the United States and other countries, in part by filing patent applications related to our novel technologies and product candidates. Our patents may not provide us with any meaningful commercial protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. Successful challenges to our patents may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products.

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

        Competitors may infringe our owned or licensed patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated, maintained in more narrowly amended form or interpreted narrowly.

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

        Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. If we are found to infringe a third party's intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. We may not be able to obtain the required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product or otherwise to cease using the relevant intellectual property. In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease or materially modify some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

        For example, we are aware of patents owned by third parties that relate to some aspects of our programs that are still in development. In some cases, because we have not determined the final methods of manufacture, the method of administration or the therapeutic compositions for these programs, we cannot determine whether rights under such third party patents will be needed. In addition, in some cases, we believe that the claims of these patents are invalid or not infringed, or will expire before commercialization. However, if such patents are needed and found to be valid and infringed, we could be required to obtain licenses, which might not be available on commercially reasonable terms, or to cease or delay commercializing certain product candidates, or to change our programs to avoid infringement.

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

        The pricing review period and pricing negotiations for new medicines take considerable time and have uncertain results. Pricing review and negotiation often begins only after the receipt of regulatory marketing approval, and some authorities require approval of the sale price of a product before it can be marketed. In some markets, particularly the countries of the European Union, prescription pharmaceutical pricing remains subject to continuing direct governmental control and to drug reimbursement programs even after initial approval is granted and price reductions may be imposed. Prices of medical products may also be subject to varying price control mechanisms or limitations as part of national health systems if products are considered not cost-effective or where a drug company's profits are deemed excessive. In addition, pricing and reimbursement decisions in certain countries can lead to mandatory price reductions or additional reimbursement restrictions in other countries. As a result of these restrictions, Glybera, as well as any product candidates for which we may obtain marketing approval in the future, may be subject to price regulations that delay or prohibit our or our partners' commercial launch of the product in a particular jurisdiction. In addition, we or our collaborators may elect to reduce the price of our products in order to increase the likelihood of obtaining reimbursement approvals. In the event that countries impose prices which are not sufficient to allow us or our collaborators to generate a profit, we or our collaborators may refuse to launch the product in such countries or withdraw the product from the market. If pricing is set at unsatisfactory levels, or if the price decreases, our business could be harmed, possibly materially. If we fail to obtain and sustain an adequate level of coverage and reimbursement for our products by third party payors, our ability to market and sell our products would be adversely affected and our business would be harmed.

Due to the generally limited addressable market for our target orphan indications and the potential for our therapies to offer therapeutic benefit in a single administration, we face uncertainty related to pricing and reimbursement for these product candidates.

        The relatively small market size for orphan indications and the potential for long-term therapeutic benefit from a single administration present particular challenges to pricing review and negotiation for Glybera and our product candidates for which we may obtain marketing authorization. The patient populations for Glybera and our product candidates targeted at orphan and ultra-orphan diseases are relatively small. If we are unable to obtain adequate levels of reimbursement relative to the small market size in our target orphan and ultra-orphan indications, our ability to support our development and commercial infrastructure and to successfully market and sell Glybera and other product candidates for which we may obtain marketing approval will be adversely affected.

        We also anticipate that Glybera and many or all of our gene therapy product candidates may provide long-term, and potentially curative benefit with a single administration. This is a different paradigm than that of other pharmaceutical therapies, which often require an extended course of treatment or frequent administration. As a result, governments and other payors may be reluctant to provide the significant level of reimbursement that we seek at the time of administration of our gene therapies or may seek to tie reimbursement to clinical evidence of continuing therapeutic benefit over time. Although we anticipate that Glybera will need to be administered only once, there may be situations in which we may need to re-administer Glybera, which may further complicate the pricing and reimbursement for Glybera. In addition, in light of the anticipated cost of these therapies, governments and other payors may be particularly restrictive in making coverage decisions. These factors could limit our commercial success and harm our business.

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

        If we market a product in the United States in the future, we will be subject to various federal and state laws and regulations including, the federal Anti-Kickback Statute, the federal False Claims Act, the federal Health Insurance Portability and Accountability Act of 1996, federal law that requires applicable manufacturers of covered drugs to report payments and other transfers of value to physicians and teaching hospitals and certain state and local laws applicable to pharmaceutical companies. We are also subject to the U.S. Foreign Corrupt Practices Act.

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

        We currently hold €9,500,000 in clinical trial insurance coverage in the aggregate, with a per incident limit of €400,000 to €450,000, with respect to the clinical studies we conduct. Such coverage may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials. In addition, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

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

We are expanding our key capabilities and, as a result, may encounter difficulties in managing our growth, which could disrupt our operations.

        If we receive marketing approval, we intend to build a sales, marketing and medical affairs infrastructure to market Glybera and potentially other product candidates in the United States and other countries. We currently have no experience building and training an internal sales force. We have experienced and expect in the future to continue to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of manufacturing, clinical development, regulatory affairs and sales, marketing and distribution. To manage our current and anticipated future growth, we will be required to implement and improve our managerial, operational and financial systems, expand our facilities and recruit and train additional qualified personnel. Recruiting and training a sales force is expensive and time-consuming and could delay any ultimate launch of Glybera or other product candidates for which we are able to obtain marketing approval in the United States and other markets. Due to our limited financial resources and the limited experience of our management team in running a company with this level of anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel.

        If the commercial launch of Glybera or any other product candidate for which we recruit additional sales force, marketing, manufacturing or other personnel is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition such personnel. If we do not successfully establish sales, marketing and medical affairs capabilities, either on our own or in collaboration with third parties, we will not be successful in commercializing Glybera or other product candidates in the United States or other countries in which we may receive marketing approval.

Risks Related to
Our Ordinary Shares

The price of our ordinary shares has been and may in the future be volatile and fluctuate substantially.

        Our share price has been and may in the future be volatile. From the start of trading of our ordinary shares on the NASDAQ Global Select Market on February 4, 2013 through March 31, 2015, the sale price of our ordinary shares ranged from a high of $28.00 to a low of $8.29. The closing price on April 6, 2015 was $33.61 per ordinary share. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our ordinary shares may be influenced by many factors, including:

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

Our senior managers, directors and major shareholders, if they choose to act together, will continue to have a significant degree of control with respect to matters submitted to shareholders for approval.

        Our management board and supervisory board members, senior management, and our shareholders and their affiliates who own more than 5% of our outstanding ordinary shares, in the aggregate, beneficially own approximately 63.7% of our share capital. As a result, if these shareholders were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of supervisory board directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

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

We will continue to incur significant costs as a result of operating as a public company, and our management will be required to continue to devote substantial time to new compliance initiatives and corporate governance practices.

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

        Prior to our initial public offering in February 2014, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2014 and our management's assessment of our internal control over financial reporting, we and our auditors, an independent registered public accounting firm, noted three material weaknesses in our internal control over financial reporting. We and our independent registered public accounting firm had identified the same three material weaknesses in our internal control over financial reporting in connection with the audit of our consolidated financial statements as of and for year ended December 31, 2013. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies.

        A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects our ability to initiate, authorize, record, process, or report external financial data reliably in accordance with IFRS such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected by our employees. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statement will not be prevented or detected. In response, we are implementing several remedial actions to address these material weaknesses though we cannot guarantee when these material weaknesses will be fully remediated. For details, see "Item 15—Controls and Procedures."

        If we fail to achieve and maintain the adequacy of our internal control over financial reporting, as the applicable standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could experience material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from The NASDAQ Global Select Market, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Our reporting and compliance obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete the required remediation efforts.

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

        Based on our estimated gross income and average value of our gross assets, the expected price of our shares, and the nature of our business, we do not expect to be considered a "passive foreign investment company," or PFIC, for U.S. federal income tax for the 2014 tax year or in the foreseeable future. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which at least 75% of its gross income is passive income or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate, and may fluctuate considerably given that market prices of biotechnology companies have been especially volatile. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our ordinary shares, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See "Additional Information—Taxation—Taxation in the United States—Passive foreign investment company considerations."

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

        The United States and the Netherlands currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the Netherlands. In order to obtain a judgment which is enforceable in the Netherlands, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in the Netherlands. Such party may submit to the Dutch court the final judgment rendered by the U.S. court. If and to the extent that the Dutch court finds that the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Dutch court will, in principle, give binding effect to the judgment of the U.S. court, unless such judgment contravenes principles of public policy of the Netherlands. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code.

        Therefore U.S. shareholders may not be able to enforce against us or our management board or supervisory board members, representatives or certain experts named herein who are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

The rights and responsibilities of our shareholders and directors are governed by Dutch law and differ in some important respects from the rights and responsibilities of shareholders under U.S. law.

        Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in the Netherlands. The rights of our shareholders and the responsibilities of members of our supervisory board and management board under Dutch law are different than under the laws of some U.S. jurisdictions. In the performance of their duties, our supervisory board and management board are required by Dutch law to consider the interests of uniQure, its shareholders, its employees and other stakeholders and not only those of our shareholders.

        In addition, the rights of holders of shares and many of the rights of shareholders as they relate to, for example, the exercise of shareholder rights, are governed by Dutch law and our articles of association and differ from the rights of shareholders under U.S. law. For example, Dutch law does not grant appraisal rights to a company's shareholders who wish to challenge the consideration to be paid upon a merger or consolidation of the company. See "Description of Share Capital—Comparison of Dutch corporate law and our Articles of Association and Delaware corporate law" in our F-3 registration statement.

ITEM 4:    INFORMATION ON THE COMPANY

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

        Our company is registered with the Dutch Trade Register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel en Fabrieken) in Amsterdam, the Netherlands under number 54385229. Our corporate seat is in Amsterdam, the Netherlands, and our registered office is located at Meibergdreef 61, Amsterdam 1105 BA, the Netherlands, and our telephone number is +31 20 240 6000. Our website address is www.uniqure.com. Information on our website is not incorporated by reference into this annual report or any other report we file with or furnish to the SEC. Our ordinary shares are traded on the NASDAQ Global Select Market under the symbol "QURE".

B.    Business Overview

        We are a leader in the field of gene therapy and have a technology platform that we use as the basis for our proprietary and collaborative product lines across multiple therapeutic areas. Our core gene therapies include AMT-060 for the treatment of hemophilia B, in which we initiated a Phase I/II clinical trial in the first quarter of 2015; our preclinical S100A1 therapeutic for the treatment of congestive heart failure and Glybera, the first and currently the only gene therapy product to receive regulatory approval in the European Union.

        Our aim is to make gene therapy a mainstay of modern medicine by:

  •
  using our technology platform to develop our own programs in liver-based diseases, cardio/metabolic diseases, and central nervous system, or CNS, diseases. Our focus is on areas in which we believe the modular nature of our approach offers the potential to reduce development risk, cost and time to market by allowing us to advance multiple programs using validated components of our technology and relying on safety and efficacy data from earlier clinical studies;

  •
  sponsoring and acquiring additional early-stage programs in these areas from other biopharmaceutical companies and academic investigators;

  •
  enhancing and accelerating these programs through our modularized research and development platform and our experience in the EU and FDA regulatory environments for gene therapies;

  •
  applying our proprietary, commercial-scale manufacturing process to produce high quality material for our own and our collaborators' programs; and

  •
  collaborating with pharmaceutical companies with the necessary expertise to enhance our late-stage therapy development and maximize the value of our therapies at the commercialization stage.

        We believe that our technology platform and strategic collaborations place us at the forefront of gene therapy within our chosen therapeutic areas. Our transgene delivery system is based on common, adeno-associated viruses, or AAV, which we believe are safe and effective delivery methods for efficient expression of transgenes. We have the exclusive or non-exclusive rights to natural AAV serotypes for lipoprotein lipase deficiency, or LPLD, liver and CNS applications and the capability to identify and develop synthetic AAV vectors that are designed to optimize the expression of a particular transgene in specific tissue types. We produce our AAV-based vectors in our own facilities with a proprietary, commercial-scale, consistent, manufacturing process using insect cells and baculoviruses, a common family of viruses found in invertebrates. We believe our Lexington, Massachusetts-based facility, which is currently being qualified, is one of the world's leading, most versatile, gene therapy manufacturing facilities. We believe this technology platform, combined with our know-how derived from achieving the first regulatory approval of a gene therapy in the European Union, provides us a significant advantage in bringing our gene therapy products to the market ahead of our competitors.

        We seek to develop gene therapies targeting a range of liver-based, cardio/metabolic and CNS indications, from ultra-orphan diseases, such as LPLD (for which Glybera is designated), to orphan diseases such as hemophilia B and Sanfilippo B syndrome, to common diseases that affect far larger populations, such as congestive heart failure and Parkinson's disease. The core of our approach is our modular technology backbone, which allows us to advance our programs in multiple therapeutic areas using validated components of our technology and safety and efficacy data from earlier clinical studies, in multiple therapeutic areas, with the potential to reduce development risk, cost and time to market. As part of our strategy, we are accessing important medical expertise for our therapeutic focuses through strong ties with academic thought leaders and clinical institutions. For cardio/metabolic diseases we are building a center of expertise in our German subsidiary, uniQure GmbH, in close cooperation with leading academic clinicians and surgeons at the university hospital and heart center in Heidelberg, Germany. Our CNS activities are based on collaborations with the University of California at San Francisco, the National Institutes of Health, and the Institut Pasteur, Paris, France. Our hemophilia B product originates from St. Jude Children's research Hospital in Memphis, Tennessee. We also seek to collaborate with or acquire emerging companies within our chosen therapeutic areas that are conducting or sponsoring early-stage clinical trials. Our collaborations allow us to cost-effectively obtain access to pre-clinical and early-stage programs without expending significant resources of our own. We generally have the rights to the data generated in these collaborator-sponsored programs, but do not control their design or timing. Our collaboration programs include gene therapy candidates for Parkinson's disease, Sanfilippo B syndrome, Acute Intermittent Porphyria and amyotrophic lateral sclerosis.

Bristol-Myers Squibb Collaboration

        On April 6, 2015, we entered into an agreement with Bristol-Myers Squibb, or BMS, that provides BMS exclusive access to uniQure's gene therapy technology platform for multiple targets in cardiovascular and other target-specific disease areas. The collaboration includes our proprietary congestive heart failure gene therapy candidate, which has demonstrated in advanced preclinical models that it can restore the ability to synthesize S100A1, a calcium sensor and master regulator of heart function, and increase survival rates after myocardial infarction. In addition, we will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of heart conditions and other target-specific disease areas. We will be responsible for discovery, preclinical development, and CMC, and will provide BMS our vector technologies and access to our industrial, proprietary insect-cell based manufacturing platform. uniQure will be responsible for CMC portions of regulatory filings and will co-operate with BMS in the preparation of all regulatory materials and interactions with regulatory authorities. BMS will be responsible for clinical development and all commercial activities across all programs.

        The financial terms include guaranteed, near-term payments to us of at least $97 million, including an upfront payment of $50 million to be made at the closing of the transaction. The closing of the transaction is expected to occur in the second quarter of 2015 subject to Hart-Scott-Rodino clearance and customary closing conditions. An additional $15 million payment is to be received following the selection of three additional collaboration targets, in addition to the S100A1 program, within three months of the closing. An initial equity investment in uniQure will be made for a number of shares that will equal 4.9% of the total number of shares outstanding following such issuance, at a purchase price of $33.84 per share, or at least $32 million in total. This investment is expected to be completed in the second quarter of 2015. BMS is also obligated to make an additional equity investment in uniQure for a number of shares that will equal 5.0% of the total number of shares outstanding following such issuance by December 31, 2015 and will be granted two warrants to acquire at its option up to an additional 10% equity interest, at a premium to market, based on additional targets being introduced into the collaboration. The parties have also agreed to enter into a supply contract, under which uniQure will undertake the manufacturing of all gene therapy products under the collaboration.

        uniQure will be eligible to receive research, development and regulatory milestone payments, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration, assuming designation of all targets by BMS and achievement of all milestones. uniQure is also eligible to receive target designation fees, net sales based milestone payments and compensation on net product sales based on single- to double-digit percentages of net sales. See also "—Collaborations—Bristol-Myers Squibb Collaboration."

Our Gene Therapy Development Platform

        Our gene therapy approach seeks to treat the causes of genetic diseases by enabling patients to effectively express a missing or deficient protein. To accomplish this, Glybera and our product candidates are designed to deliver a functional gene, or transgene, through a delivery system called a vector. Our approach is designed to be modular, in that it may allow us to efficiently develop, manufacture and seek regulatory approval for multiple gene therapies generally using the same principal components and manufacturing platform. In some cases, we believe that the disease-specific gene and potentially the tissue-specific promoters will be the only components we need to change to target a new disease in a particular tissue. Combining this with the validated quality and safety of our manufacturing platform across our products, we believe that we can cross-reference data between products, and thereby—on a case by case basis—we may be able to reduce the overall preclinical and clinical development activities required to obtain regulatory approval, and reduce significantly the overall development risk, time and cost.

        The key components of our gene therapy approach are:

  •
  Therapeutic genes.  We design our gene therapies to deliver into the body's cells a transgene that encodes, or provides the blueprint for the expression of, a therapeutic protein. The transgene is carried in a gene cassette, or DNA sequence that encodes the specific genes and that includes DNA promoters that direct expression in specific tissues. We either develop our own gene cassettes or in-license them, often as part of our collaborations with academic research institutions and biotechnology and pharmaceutical companies. In-licensing gene cassettes provides us access to key intellectual property and allows us to build upon our collaborators' scientific expertise and financial investment, as well as their preclinical and, in some cases, clinical development efforts.

  •
  AAV-based vector delivery system.  We deliver the gene cassette to the target tissue using an engineered, non-replicating viral vector delivery system based on AAV, a common virus that affects humans but does not cause disease. We believe that AAV is the vector of choice for most in vivo gene therapy applications, such as ours, in which the functional gene is introduced directly into the patient's body. We use different variants, or serotypes, of AAV, each of which selectively targets particular tissues. In the case of diseases for which relatively modest levels of gene expression may result in therapeutic benefit, we expect that we will be able to achieve adequate levels of expression using existing, naturally derived AAV serotypes. In the case of diseases for which higher levels of gene expression may be required for therapeutic benefit, however, we believe we may need access to more potent vectors than are currently available.

    To complement our internal development efforts in this regard, in January 2014 we entered into a collaboration and license agreement with 4D Molecular Therapeutics, or 4D, a private biotechnology company with a team that we believe is a leader in AAV vector discovery and optimization. 4D uses directed evolution techniques, which involve an iterative selection process in which researchers screen libraries of mutant AAV variants to identify those that are expected to have optimal properties for achieving higher levels of gene expression.

    In January 2015, we entered into a collaborative license agreement with Synpromics Limited to strengthen our technology platform with respect to therapeutic indications that require high-level therapeutic gene expression or comprise large therapeutic genes. We will exclusively own the results of this collaborative effort.

    In more than 80 gene therapy clinical studies conducted by us or third parties, AAV-based vectors raised no material safety concerns. AAV-based vectors have also demonstrated sustained expression in target tissue in non-human primates for more than five years. In the hemophilia B Phase I/II clinical trial described below, St. Jude Children's Research Hospital in Memphis, Tennessee, or St. Jude, has reported expression in target tissue in humans for more than four years after a single treatment.

  •
  Administration technologies.  We and our collaborators are developing expertise in utilizing a variety of administration technologies to optimize the introduction of our gene therapy vectors to effectively deliver the transgene into the tissues and organs relevant to the indications we are targeting.

  •
  Scalable, proprietary manufacturing process.  We produce our AAV-based vectors in our own facilities with our proprietary manufacturing process, which uses insect cells and baculoviruses, a common family of viruses found in invertebrates. Our insect cell-based manufacturing process, which uses cells that can be grown in a suspension culture, is designed to produce higher yields of vectors more cost effectively and efficiently than the mammalian cell-based approaches that many of our competitors utilize. We believe that our manufacturing process, developed over ten years, demonstrates a high standard of safety and predictability. We have a manufacturing facility in Amsterdam, which has obtained EU regulatory approval for clinical and commercial grade production, and a facility in Lexington, Massachusetts, which we have recently equipped and which offers a 500-liter capacity that can be further expanded to 2,000L capacity when needed. We expect to commence internal GMP validation of this facility in the first half of 2015 and anticipate GMP production in the second half of 2015. We believe these two facilities will enable us to produce gene therapies cost effectively at commercial scale.

2014 Therapeutic Development Highlights

  •
  In our hemophilia B program, we have received acceptance by the FDA of our investigational new drug application, or IND, and approval by the German Paul-Ehrlich-Institut, or PEI, of our Clinical Trial Application, or CTA, both in December 2014.

  •
  Recently published follow-up data from a Phase I/II clinical trial conducted by St. Jude in the treatment of hemophilia B patients with functional human Factor IX gene, or hFIX, a blood clotting factor, have indicated that following a single intravenous infusion of vector in ten patients with severe hemophilia B (median duration post-treatment of 3.2 years):

  •
  patients receiving a high dose achieve larger than 5% sustained expression levels of the gene over many years after a single intervention;

  •
  this in turn reduces patients' need for prophylactic treatment, translating into a reduction by 96% of factor concentrate used; and

  •
  spontaneous bleeds were reduced in these high-dose patients by over 90%.

    Our hemophilia B therapy uses the same functional gene as the St. Jude study.

  •
  We announced our six-year follow-up data for patients treated once with Glybera. The data indicate that after a single administration, patients experienced reduction in both the frequency and severity of pancreatitis. We anticipate that the first patient will be treated with Glybera in the European Union in mid-2015.

  •
  Our collaborator Digna Biotech completed a successful Phase I dose-escalation clinical trial testing an AAV5-PBGD gene therapy candidate, using our proprietary AAV5 viral vector, in patients with Acute Intermittent Porphyria, or AIP. Preliminary analysis of the one-year follow-up data indicates the safety of the therapy and successful transduction of liver cells with the PBGD gene.

2014 Business Highlights

  •
  We acquired InoCard GmbH, an early-stage biotechnology company focused on the development of gene therapy approaches for cardiac diseases.

  •
  We achieved our first published price for Glybera in Germany.

  •
  We secured an additional $10 million venture loan from Hercules Technology Growth Capital, Inc.

  •
  We and Medison Pharma Ltd, Israel's leading international healthcare marketing group, entered into an exclusive distribution agreement under which Medison will market Glybera in Israel and the Palestinian Authority.

  •
  We earned a total of €4.7 million in collaboration and licensing revenues.

Product and Development Pipeline

        The following table sets out the status of our approved product and each of our and our collaborators' development projects:

Product/ Product Candidate	Vector	Gene	Indication	Collaborator	Development Stage				Comments
					Preclinical	Phase I/II	Phase II/III	Approved	
Core Programs									
AMT-060	AAV5	Human Factor IX (hFIX)	Hemophilia B	Chiesi (in EU and other select countries)					• uniQure Phase I/II with AAV5 initiated first quarter of 2015 • Phase I/II trial by St. Jude using AAV8 & uniQure's hFIX transgene ongoing
S100A1	AAV9	S100A1	Congestive Heart Failure	-					• We are currently preparing an EMA/FDA compliant pharma-cology/toxi-cology test plan
AAV5 Delivering Human Factor XIII	AAV5	Human Factor XIII	Hemophilia A	-					• Established proof of concept in non-human subjects
Validation Program									
Glybera (EU)	AAV1	Lipoprotein Lipase (LPL)	LPLD	Chiesi (in EU and other select countries)	We anticipate that the first patient will be treated in mid-2015				• We intend to launch a study in the first half of 2016 that will serve both as the post-approval study for the EMA and as the pivotal study for the FDA
Glybera (U.S.)	AAV1	LPL	LPLD	-					• Type C meetings with FDA in August and December 2013 and end-of-phase II-meeting in December 2014
Glybera (Rest of World)	AAV1	LPL	LPLD	-	Targeting markets that recognize EU marketing authorization				• Discussions with potential marketing collaborators ongoing
Collaborator Sponsored Programs									
AMT-021	AAV5	Porphobilinogen Deaminese	Acute Intermittent Porphyria (AIP)	Digna Biotech (Licensor: CIMA)					• Phase I clinical trial by Digna Biotech completed
AMT-110	AAV5	NaGLU	Sanfilippo B Syndrome	Institut Pasteur (Sponsor: AFM)					• Phase I/II clinical trial with AAV5 conducted by Institut Pasteur. Data expected in the second half of 2015
AAV2 Delivering GDNF	AAV2	GDNF	Parkinson's Disease	UCSF (Funder & Sponsor: NIH)					• Phase I trial by UCSF/NIH using AAV2 & GDNF transgene ongoing
	internal programs								
	collaborator sponsored programs

AMT-060 for Hemophilia B

Hemophilia B Disease and Market Background

        Hemophilia B is a serious rare inherited disease in males characterized by insufficient blood clotting. The condition can lead to repeated and sometimes life-threatening episodes of external and internal bleeding, either spontaneous or following accidental trauma or medical interventions. The episodes can cause long-term damage, for example to the joints, and can be fatal if they occur in the brain. The deficient blood clotting results from the lack of functional human hFIX as a result of mutations in the relevant gene. The presence of hFIX at greater than 1% of normal levels eliminates the risk of spontaneous bleeds. The current standard of care for hemophilia B is prophylactic or on-demand protein replacement therapy, in which frequent intravenous administrations of plasma-derived or recombinant hFIX are required to stop or prevent bleeding. Prophylactic protein replacement therapy is expensive, with an estimated annual cost ranging from $300,000 to $440,000 in the United States, but this can vary depending on disease severity and inhibitor status (this can be as high as $1,126,000 for a patient with severe disease and inhibitors).

        Hemophilia B affects approximately 1 in 20,000 live male births. A 2012 World Federation of Hemophilia, or WFH, survey identified 28,008 hemophilia B patients across 109 countries. An earlier WFH survey found that around 35% of identified hemophilia B patients were located in the European Union or the United States. Approximately 60% of individuals with the disease have severe hemophilia, according to the National Hemophilia Foundation, characterized by functional hFIX levels that are less than 1% of normal; 15% of the hemophilia population have moderately severe disease, with 1% to 5% of normal levels; and the remainder have mild disease, with 5% to 50% of normal levels. Based on these estimates we believe that the approximately 60% to 70% of the worldwide patient population with severe to moderate disease would be eligible for treatment with gene therapy.

Our Development of AMT-060

        In collaboration with Chiesi, we are developing AMT-060, a gene therapy for the treatment of hemophilia B. The goal of our AMT-060 program is to restore blood clotting and to shift patients from the severe to the mild phenotype on a long-term and potentially curative basis through the delivery of the functional gene for hFIX into the patient's liver cells. We have entered into a co-development agreement with Chiesi for the development and commercialization of AMT-060 in the European Union and other specified countries.

        AMT-060 consists of the AAV5 vector carrying an hFIX gene that we have exclusively licensed from St. Jude, in which we have altered the codons to maximize expression, together with the insertion of a liver-specific promoter, LP1. We produce this vector with our insect cell-based manufacturing process. We are designing this therapy for systemic administration through intravenous infusion in a single treatment. We believe our AAV5 vector, exclusively licensed from NIH, carries a favorable safety and immunological profile compared with the AAV8 vector used by our competitors. We also believe that AMT-060 is currently the only gene therapy program using AAV5 vector for liver indications.

        We initiated a Phase I/II clinical trial with this product candidate, described below, in the first quarter of 2015. Our collaborator St. Jude is currently conducting a Phase I/II clinical trial in this indication with an hFIX gene carried by an AAV8 vector. The vectors used by St. Jude are manufactured in a third party mammalian cell-based manufacturing process.

        We filed an IND for AMT-060 with the FDA in December 2014 which has now been accepted. We also filed a CTA in Germany which was approved by the Paul-Ehrlich-Institute (PEI) in December 2014. We have pending approvals of CTAs and pending Environmental Safety approvals in Denmark, Sweden and the Netherlands.

Phase I/II Clinical Trial

        In the first quarter of 2015, we initiated our Phase I/II, open-label, uncontrolled, single-dose, dose-ascending multi-center clinical trial of AMT-060 in patients with severe or moderately severe hemophilia B. In this trial we are targeting sustained gene expression levels of over 5% with long term durability, a 90% reduction in both consumption of FIX replacement therapy and bleeding rates, as well as long-term safety. Our AMT-060 product candidate uses the same hFIX gene cassette being used in the St. Jude trial described below. One of our goals is to improve on the safety profile demonstrated by the St. Jude study through the use of our AAV5 vector, under exclusive license from NIH, manufactured using our validated baculovirus-based expression vector system. We also believe that AAV5 from the insect cell based manufacturing system may lead to a reduced incidence of organ toxicity compared with AAV8 from the mammalian based manufacturing system, potentially due to differences in the risk of induction of an immuneresponse. This outcome is supported by data from the ongoing clinical trial in AIP, described below, which uses the same dosage of the AAV5 vector as will be used in our hemophilia B trial, in which no immune response related liver toxicity occurred.

        The key elements of our approved Phase I/II protocol are as follows:

  •
  Trial Population.  The trial will consist of two dosing cohorts, with five patients in each cohort. We will enroll male patients from multiple countries with either severe or moderately severe hemophilia B, but in either case with a severe bleeding phenotype. A maximum of two subjects with moderately severe hemophilia B will be enrolled per cohort.

  •
  Expedited Patient Enrollment.  Within each dosing cohort, we will allow a safety monitoring period of 24 hours between treating each patient. We will allow a period of 12 weeks for the first three patients between concluding treatment of the first cohort and commencing treatment of the second cohort.

  •
  Therapeutically Relevant Dosing Levels.  The lowest dosing cohort in our trial has been approved to receive a higher dose than the highest dosing cohort in the St. Jude trial.

St. Jude Clinical Trial

        St. Jude is currently conducting a Phase I/II, open label, dose-escalation clinical trial in this indication with a gene therapy consisting of an AAV8 vector carrying the same therapeutic hFIX gene that we are using in AMT-060. In an article published in the New England Journal of Medicine in December 2011 reviewing interim data from six patients in the St. Jude clinical trial, the principal investigators reported that the vector used in the trial consistently led to long-term expression of the hFIX transgene at therapeutic levels in patients with severe hemophilia B, without acute or long-lasting toxicity.

Preclinical Studies

        We have conducted a number of preclinical safety and toxicology studies to support our development program for AMT-060, including studies in mice and non-human primates to measure pharmacokinetics, toxicity, shedding patterns, persistence in semen and risk of germline transmission, and carcinogenicity.

        The principal results of our preclinical tests to date are as follows:

  •
  In wild-type mice, intravenous administration of AMT-060 resulted in dose-dependent levels of hFIX in plasma. hFIX levels amounted to up to 11% of those in normal human plasma four weeks after infusion, indicating that AMT-060 produced in our insect-cell manufacturing process is biologically active.

  •
  In Rhesus monkeys dosed at one dose level with a single treatment of AMT-060 by intravenous infusion, hFIX levels peaked to 7% to 16% of normal human levels one week after infusion, and stabilized at 5% to 10% of normal human levels two weeks after infusion until sacrifice at 12 weeks after dosing. These kinetics are in accordance with those we and others observed in previous studies, indicating that intravenous administration of AMT-060 produced in our insect cell-based manufacturing process results in a level of hFIX in plasma that is similar to that produced using AAV5 and AAV8 vectors produced in mammalian cells.

  •
  Cynomolgus monkeys dosed at four dose levels with a single treatment of AMT-060 by intravenous infusion showed a linear dose response in relation to hFIX levels. At the top dose, expression levels plateaued at 7%, although the data showed significant variability among subjects. Monitoring over the six months following dosing demonstrated the treatment was well tolerated and safe.

  •
  In mice studies, post-mortem tests showed homogeneous delivery of the vector DNA and transgene expression in the liver. We observed no signs of adverse reactions. Infusion was associated with slight and transient effects in plasma chemistry shortly after dosing, such as a brief increase of liver enzyme activity levels, consistent with the infusion of a viral protein. Necropsy revealed no significant macroscopic or microscopic abnormalities. Overall, administration of AMT-060 in mice resulted in therapeutically relevant hFIX levels and was well tolerated.

S100A1 for Cardiovascular Disease

Acquisition of InoCard

        On July 31, 2014 we acquired InoCard, an early-stage biotechnology company focused on gene therapy approaches for cardiac diseases. InoCard's integration into uniQure was completed in December 2014. InoCard's lead product against congestive heart failure (CHF) utilizes a cardiac-directed AAV-based gene therapy to reverse the expression deficit of the cardiomyocyte protein S100A1. InoCard has invested more than 15 years in understanding the S100A1 protein's unique role as a superordinate molecular regulator of the heart's calcium cycle that simultaneously controls contractility, energy metabolism, rhythm stability and growth of heart muscle. Lack of S100A1 protein expression is a hallmark of human CHF and drives disease progression and mortality. Pre-clinical studies by InoCard demonstrate that targeted restoration of diminished S100A1 protein levels reverse contractile dysfunction in human failing cardiomyocytes and translates into sustained improvement of cardiac performance and a notable effect on survival in a human-relevant pig chronic heart failure model.

        Since our acquisition of InoCard, its two co-founders, Professors Katus and Most have joined us as Chairman of the Scientific Advisory Board, for Cardiovascular Diseases, and Managing Director of uniQure in Germany, respectively. In addition, it is agreed between Professor Katus and uniQure that he will be proposed for election to the board of directors of uniQure. Professor Katus is the Director of the Department of Internal Medicine III (Cardiology, Angiology and Pneumology) and Speaker of the Department of Internal Medicine at the Heidelberg University Hospital. He is an internationally renowned key opinion leader in clinical cardiology and heart failure research and has authored numerous scientific articles published in molecular and clinical journals. Professor Most is currently the General Manager of uniQure GmbH, Heidelberg, Germany, and head of the Molecular and Translational Cardiology Division at the Department of Cardiology at Heidelberg University Hospital. He holds an associate professorship of medicine at the Center for Translational Medicine at Thomas Jefferson University Medical College in Philadelphia and is an internationally renowned thought leader in cardiovascular molecular and translational research with extensive experience in the development and translation of molecular-targeted therapeutics for cardiac and vascular diseases. He serves as an invited board member of the Cardiovascular Disease Scientific Committee of the European Society for Gene and Stem Cell Therapy and the Council on Basic Cardiovascular Sciences of the American Heart Association.

CHF and Market Background

        InoCard's lead product, S100A1, is a cardiac-targeted gene therapy for advanced heart failure, designed to interrupt and reverse the natural downhill course of heart failure patients. We believe our S100A1 product candidate offers the prospect of a long-term, disease modifying benefit by improving survival and quality of life, which may prevent (re-) hospitalization due to acute cardiac decompensations, and reduce overall costs for clinical heart failure care.

        It is estimated that there are approximately 20 million sufferers of congestive heart failure, or CHF, worldwide. The American Heart Association estimates that there are 5.8 million heart failure patients in the U.S. and projects that this number could be as high as 8.4 million by 2030.

        S100A1 is targeted at advanced heart failure patients, and the treatment costs associated with advanced heart failure are high. It has been estimated that in Western, industrialized countries, 1% - 2% total annual healthcare expenditure is related to the care of patients with heart failure, with an almost exponential increase in cost of treatment associated with the severity of the patient's disease. In France, the Netherlands and Belgium, advanced heart failure patients represent 60% - 90% of the total heart failure spend.

        Our S100A1 product candidate is designed to address this unmet medical need for a causal therapy that restores and stabilizes heart function. Researchers have observed diminished expression of the S100A1 protein in the failing heart. Our product's therapeutic effect restores the protein concentration and thereby allows the protein to re-establish its role as an integrated "master" regulator of the cardiac calcium-cycling pathway.

        We expect that treatment would involve a one-time outpatient infusion in a cardiac catheterization laboratory, a standard procedure similar to undergoing a percutaneous coronary intervention or cardiac angiogram.

        To further support our development of our S100A1 product candidate we have established a center of excellence for heart failure gene therapy research and development in the immediate proximity of the Heidelberg University Hospital's Heart Center.

S100A1 Clinical Development to Date

        We have completed preclinical pharmacodynamic, pharmacokinetic and toxicological tests of our product candidate in a human-relevant experimental heart failure model under non-GMP/non-GxP conditions. The refined therapeutic formulation used in late preclinical development, and intended for human use, is scalable under GMP production. Our key preclinical data are as follows:

  •
  S100A1 protein is downregulated in human CHF.

  •
  Molecular analysis characterized the S100A1 protein as an upstream "master" regulator of the cardiomyocyte-calcium driven network by direct interaction and control of downstream molecular effectors of contractility, energy homeostasis, rhythm stability and growth regulation.

  •
  S100A1 deficient hearts show accelerated progression to contractile failure, augmented cardiac remodelling, energetic breakdown and increase mortality after cardiac damage while elevated cardiomyocyte S100A1 protein levels are protective and prolong survival in mouse CHF models.

  •
  Normalization of diminished S100A1 protein expression in human failing cardiomyocytes from explanted hearts by viral-based S100A1 gene therapy reversed contractile dyfunction, improved energy production, protected against arrhythmias and reversed maladaptive growth. Low levels of the human S100A1 gene were sufficient to restore S100A1 protein expression and exert the profound therapeutic effect.

  •
  Restoration of S100A1 protein expression deficit in a rat CHF by cardiac-targeted AAV-S100A1 gene therapy achieved long-term rescue of systolic and diastolic cardiac performance, reversed remodelling and was superior to the treatment with a clinically used CHF standard drug. Isolated cardiomyocytes from AAV-S100A1 treated rat heart showed superior systolic and diastolic performance.

  •
  Cardiac-targeted delivery of AAV-S100A1 to failing hearts of domestic pigs by retrograde intravenous delivery resulted in widespread cardiac transduction and restoration of S100A1 protein expression that was contained to the heart. Long-term rescue of systolic and diastolic cardiac performance, improved energy metabolism, protection against maladaptive growth and tachyarrhythmias was achieved. Isolated cardiomyocytes from AAV-S100A1 treated pig heart showed superior systolic and diastolic performance.

  •
  A 12 month follow up study unveiled a profound survival benefit in the pig CHF model by retrograde intravenous AAV-S100A1 delivery. We believe that outcome data obtained in this model are readily applicable to clinical trial design and endpoint selection. The following table indicates dramatically improved survival in the S100A1-treated pigs versus the placebo-treated animals (n=20 animals in each group).

        We believe that our S100A1 product candidate in its current form generates the optimal S100A1 protein concentration for long-term therapeutic benefit. As such, we intend to use our product without further modification for use in clinical trials.

        The long-term outcome of treatment with the S100A1 gene has been tested in large human-relevant animal models. In a population of domestic pigs with congestive heart failure, 12 months after treatment with the S100A1 gene using AAV9, 90% of the animals were still alive, while 90% of a control population of heart failure animals had died. We believe that outcome data obtained in human-relevant large animal therapy studies are readily applicable to clinical trial design and endpoint selection. The following table indicates dramatically improved survival in the S100A1-treated pigs versus the placebo-treated animals (n=20 animals in each group).

        Image summarizing InoCard's data on improved survival of pigs with CHF and AAV-S100A1 treatment after one year follow-up (n=20 animals per group).

        The remaining key milestones in our S100A1 product candidate's preclinical development include:

  •
  Approval of an EMA/FDA-compliant pharmacology/toxicology test plan.

  •
  Conclusion of GMP/GxP-compliant product testing and approval of the Phase 1b clinical trial protocol.

        We are currently preparing the Phase 1b clinical trial protocol and expect to submit an IND application in the U.S. and a CTA in Germany by the end of 2016. The trial is planned to be held at 2-3 clinical centers of excellence in the U.S. and Germany seeking sequential FDA and EMA approval. We are transitioning S100A1 to our proprietary baculovirus-based manufacturing process and we intend that the product used in our Phase 1b trial will be manufactured using this process in our new Lexington facility. Through our relationship with the University of Heidelberg we are supported by the world leading experts and KOL's in the field of heart failure and these relationships will be important to securing strong leadership throughout the clinical trial program.

Hemophilia A

        Hemophilia A is an X-linked recessive genetic bleeding disorder. The disease results from the production of dysfunctional factor VIII protein or by production of an insufficient amount of factor VIII. Hemophilia A patients suffer from spontaneous bleeding into the large joints and soft tissue, and are at risk of intracranial hemorrhage. Even a modest 1% increase of the protein levels can markedly reduce spontaneous bleedings. We are developing an AAV5-based vector carrying the human factor VIII gene. The challenge for factor VIII development is in packaging the relevant gene, which is larger than the packaging capacity of the AAV vector. We believe we have successfully overcome this challenge by packaging the two different and complementary ends of a factor VIII DNA strand into different vectors for delivery to the cells of interest, where they recombine into a complete expression cassette. We have shown proof of concept by tail vein injection of AAV5-factor VIII in mice, which resulted in delivery of the transgene to liver cells and production of active factor VIII by the liver.

        In addition, we are seeking to develop next-generation vectors with increased potency to target liver indications in which high relative percentage increases in the secretion of a protein above the disease state would be required for therapeutic benefit. One approach we are using is directed evolution, which involves a vector selection process in which libraries of mutant variants are screened for optimal properties.

Glybera for LPLD

        Our first product, Glybera, was approved by the European Commission in October 2012 under exceptional circumstances for the treatment of a subset of patients with lipoprotein lipase deficiency, or LPLD.

        LPLD is a serious, debilitating disease caused by mutations in the lipoprotein lipase, or LPL, gene, resulting in significantly diminished or absent activity of the LPL protein and, as a consequence, severe hypertriglyceridemia. Severe hypertriglyceridemia results in hyper-chylomicronemia, or dramatic and potentially life-threatening increases in the level of fat-carrying particles, called chylomicrons, in the blood after eating. In many cases, LPLD and the associated elevated levels of chylomicrons can cause acute and potentially life-threatening inflammation of the pancreas, known as pancreatitis, thus leading to frequent hospitalizations. Recurrent pancreatitis can lead to chronic abdominal pain, pancreatic insufficiency, which is an inability to properly digest food due to a lack of digestive enzymes made by the pancreas, and diabetes. Prior to Glybera, there was no approved therapy for LPLD. Patients are required to adhere to a strict low-fat diet and to abstain from alcohol. These restrictions, as well as the need for frequent hospitalizations and the constant fear of pancreatitis attacks, have a significant negative impact on the daily activity level of LPLD patients and on their quality of life. Life-long adherence to this very restrictive diet is extremely difficult, with many individuals with LPLD remaining at increased risk for pancreatitis and other serious effects.

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

Post-EU Approval Program for Glybera

        To fulfill the key conditions of the approval of Glybera by the EMA we are required to implement a patient registry prior to commercial launch and to conduct post-approval clinical trials of Glybera.

        The patient registry was put in place in May 2014, and we are currently in the process of designing the protocols for the post-approval clinical trials. We currently plan to enroll 12 patients with LPLD, along with a separate study in eight healthy volunteers. LPLD patients will receive a fixed dose of Glybera in a single series of intramuscular injections. We anticipate that the trial will be conducted as a multicenter trial including sites in the United States, which we expect will enable us to enroll all patients during the first six to 12 months and to complete enrollment into the study towards the end of 2016. The study has a two-year follow-up period. We will collect data on a broad range of biomarkers and clinically meaningful endpoints. The EMA has approved an initial protocol for this clinical trial in 12 patients. We are currently in the process of aligning protocols that will also address the requirements of the FDA, thereby bringing the required number of patients potentially up to 18, as described below.

        We have developed an improved manufacturing process for Glybera, which addresses also our post-approval commitments, and will conduct consistency and comparability studies in respect of this process, which we expect to submit to the EMA in mid-2015.

Planned U.S. Program for Glybera

        We met with the FDA in type C meetings in August and December 2013 and in the form of an end-of-phase II meeting in December 2014 to establish the regulatory pathway in the United States for Glybera. In contrast with the European Union, the United States does not have a process to approve marketing of a drug under exceptional circumstances. In our meetings, the FDA advised that it would require data in addition to what we had submitted to obtain marketing approval for Glybera in the European Union. The FDA advised that severe hypertriglyceridemia is currently considered a hallmark of LPLD, and agreed that changes in chylomicron metabolism following a meal may provide data to support the bioactivity of Glybera. However, the FDA also advised that changes in chylomicron metabolism following a meal alone would not be recognized as an adequate biomarker for obtaining marketing approval in the United States at this stage, since it is not yet sufficiently established how restoration of post-prandial chylomicron metabolism translates into clinical meaningfulness. The FDA recommended that we identify and use additional disease manifestations of LPLD for which Glybera might have the best prospects for demonstrating a meaningful impact in the design of an adequate and appropriately controlled trial.

        The aim of the discussion with the FDA is to adapt, but maintain, the details of the proposed EU post-approval trial and patient registry, and to identify how we might amend the protocol for the post-approval trial and patient registry so that they could also serve as a pivotal trial with a design that addresses the FDA's requirements. Following these discussions, we are currently drafting a special protocol assessment, or SPA, for the FDA's review, which we expect to file during the first half of 2015. We hope that the SPA will be agreed by the FDA during the second half of 2015, and that we will be in a position to initiate a pivotal study of Glybera in the United States in the first half of 2016.

Glybera Commercialization Plan

        We expect to treat the first patient with Glybera, in Germany in mid-2015, through our collaboration with Chiesi, with treatments in other European markets to follow. We and Chiesi are working together through a joint commercialization committee to, among other things, plan and execute the market roll-out strategy and pre-launch preparations in other selected countries in the European Union covered by our agreement with Chiesi, incorporating our business model for the commercialization of a therapy administered in a one-time intervention. We and Chiesi have also built new models for product pricing and reimbursement, have expanded key opinion leader relationships, continue to identify centers of excellence in European countries, and have developed physician and patient education and patient access programs. The Glybera pricing and reimbursement, or P&R, dossier has been submitted in several European countries. Chiesi is currently in discussion with the appropriate authorities at the country level, focusing on several EU countries in parallel.

Pricing and Reimbursement in the European Union

        To obtain payment coverage for Glybera from the relevant pricing and reimbursement agencies in countries in the European Union, Chiesi must generally submit price and reimbursement dossiers to the relevant bodies in each country. In Germany, Glybera has received its first published price. The pricing model chosen for Glybera in Germany is a one-time payment of EUR 41,000 per vial. A single treatment for patients weighing 60-70 kilograms requires 20-24 vials.

        This price is still subject to change following an assessment by the German Federal Joint Committee (Gemeinsamer Bundesausschuss, or G-BA). The G-BA is expected to publish the results of the assessment by the end of April 2015. The G-BA assessment will be followed by negotiations with the Statutory Health Insurance (SHI) and only at the end of this process will a final price be set.

        On April 1, 2015, a list price was established in the United Kingdom at a similar level to the list price in Germany. Pricing and reimbursement decisions are made on a country-by-country basis in the European Union and no country is under the obligation to follow another's pricing; however, prices in one country can influence the price level in other countries. We expect that reference prices in the larger countries in the European Union will provide a basis for pricing discussions in other countries in the European Union.

Commercial Preparation and Roll-Out

        Chiesi has identified, and is continuing the process of identifying, centers of excellence in each of the five largest EU markets (France, Germany, Italy, Spain and the United Kingdom) where Glybera will be administered, as part of the pre-launch roll-out. Chiesi is working closely with these centers to, among other things, establish patient registries and prepare treatment procedures for LPLD patients. Chiesi is developing a strategy to facilitate patient referrals to these centers, in part through broader educational efforts and outreach to relevant medical practitioners and other key stakeholders throughout the European Union. As part of this effort, we have established a publications library of clinical and non-clinical materials regarding Glybera and materials for key opinion leaders, as well as educational materials regarding LPLD, Glybera and gene therapy generally.

        If we obtain marketing approval for Glybera in the United States, we currently plan to commercialize Glybera ourselves. We have begun preliminary preparations for a potential launch in the United States, including the commission of a now completed third party pricing and reimbursement study, and have conducted two market research studies directed at key opinion leaders. We have also initiated the development of a diagnostic referral program, engaged in key opinion leader and patient identification efforts and begun networking with key patient organizations in the United States.

Summary of Glybera Clinical Development Program

        Our clinical development program for Glybera to date has consisted of three non-controlled, prospective, open-label clinical trials in which we administered Glybera to a total of 27 LPLD patients. In addition, we carried out two retrospective case note reviews of 19 of the 27 patients to determine the impact of Glybera treatment on the frequency and severity of pancreatitis events. Our clinical development program for Glybera included trials with our AMT-011 product candidate, which was produced using our insect cell-based manufacturing process, as well as AMT-010, a predecessor product candidate produced using a mammalian cell-based manufacturing process. In the three clinical studies, we did not observe a statistically significant reduction in fasting triglyceride levels beyond 12 weeks, which was the primary efficacy endpoint; however, in our third clinical trial of Glybera, involving five adult LPLD patients, we observed a consistent and significant improvement in the clearance of newly formed chylomicrons after a meal, which was a secondary endpoint. Patients were observed prior to treatment with Glybera, and at 14 weeks and 52 weeks following treatment. We observed a consistent and significant improvement in the appearance and removal of newly formed chylomicrons in the blood in all five patients measured at week 14 after treatment and three out of five patients measured at week 52 after treatment.

        The case note reviews also provided evidence of clinical benefit in the form of a reduction of pancreatitis events and severity of attacks. Although these observations were made in a small number of patients for varying pre-treatment observation periods, and subject to statistical limitations, they suggested that Glybera leads to a clinically relevant reduction of pancreatitis risk in patients with severe or multiple pancreatitis attacks.

Collaborator sponsored programs

        As part of our strategy we are collaborating with third parties and are sponsoring early state clinical trials of gene therapy product candidates to which we hold certain rights. We believe that this approach enables us to cost-effectively obtain access to preclinical and early-stage clinical results without expending significant resources of our own. These programs utilize either clinical materials that we have manufactured as part of our collaborations or gene cassettes that we have licensed. We generally have the rights to the data generated in these collaborator sponsored clinical development programs, but do not control their designs or timing, if we decide to progress any of these programs internally, we may need to develop or in license additional technology. The most advanced of these programs are summarized below:

AMT-021 for Acute Intermittent Porphyria

        We are developing AMT-021 as a gene therapy for acute intermittent porphyria, or AIP, a severe liver disorder. AMT-021 consists of an AAV5 vector carrying a therapeutic porphobilinogen deaminase, or PBGD, gene that we exclusively license from Applied Medical Research Center of the University of Navarra in Spain. Our former collaborator Digna Biotech has completed a Phase I clinical trial of AMT-021 in eight patients in Spain. The collaboration achieved its primary goal in completing a successful Phase I study, thereby establishing the preliminary safety profile of liver-directed gene therapy with AAV5 that we expect will support future clinical studies.

Phase I Clinical Trial Sponsored by Digna Biotech

        Digna Biotech conducted a multicenter, open label, prospective, interventional, single dose, dose-escalation Phase I clinical trial to investigate the safety and tolerability of AMT-021 in eight patients with severe AIP. Digna Biotech conducted this clinical trial at two sites in Spain. There were four dosing cohorts in the trial, with two patients per cohort. Digna Biotech monitored all patients for one year following treatment. The primary objective of this Phase I clinical trial was to assess the safety of systemic administration and to determine the maximum tolerated dose of AMT-021. Secondary objectives included measuring urinary levels of toxic metabolites to determine whether these metabolites can be used as a biomarker of potential treatment effect. Preliminary analysis of the one-year follow-up data indicates the safety and successful transduction of liver cells with the PBGD gene. Key findings were as follows:

  •
  There were no liver enzyme perturbations.

  •
  There was no evidence of cellular immune response against the AAV vector or the PBGD gene.

  •
  Vector genomes were detected in patients' liver biopsies obtained under one year after vector injection, indicating that AMT-021 sustainably transduced human liver cells.

        Digna has advised us that there were four serious adverse events in this trial; however the events were determined by the investigator not to be treatment-related. Digna further reported that there were no treatment-related adverse events or liver events related to AMT-021. Digna did not observe a reduction in the urinary levels of toxic metabolites in trial participants that might have served as a surrogate marker for efficacy. We believe that this result may suggest that a relatively high level of transgene expression will be required for a gene therapy to provide a clinical benefit in this indication. This contrasts with an indication such as hemophilia, in which the near or total absence of a protein in the patient means that a relatively low level of gene expression may result in a clinical benefit. In light of the absence of dose-limiting toxicities in the Phase I clinical trial, we are currently assessing whether higher dose levels or a more potent vector may be the relevant next step in the project. Under our consortium agreement with Digna Biotech and the other consortium members, we have an exclusive right to use all data related to the program.

AMT-110 for Sanfilippo B Syndrome

        We and our collaborator Institut Pasteur are developing AMT 110 as a gene therapy for Sanfilippo B syndrome, a potentially fatal lysosomal storage disease that results in serious brain degeneration in children. This gene therapy consists of an AAV5 vector carrying a therapeutic a N acetylglucosaminidase, or NaGLU, gene. Institut Pasteur is currently conducting a Phase I/II clinical trial of AMT 110 in four patients in France, where recruitment has commenced in October 2013. We have manufactured the gene therapy being used in this clinical trial. We have an agreement in principle with Institut Pasteur to acquire the clinical results and commercial rights under this program following completion of this Phase I/II clinical trial, and are currently in negotiations with Institut Pasteur regarding the terms of a definitive agreement in this regard. We understand from Institut Pasteur that one-year follow-up data are expected in the second half of 2015. We believe that if the results of this clinical trial are positive, it will constitute proof of concept of the administration to the brain of a gene therapy for lysosomal storage diseases.

Phase I/II Clinical Trial with AMT-110 Sponsored by Institut Pasteur

        Our collaborator Institut Pasteur commenced a Phase I/II open label trial of intra-cerebral administration of AMT-110 for the treatment of children with Sanfilippo B syndrome in October 2013. We understand from Institut Pasteur that one-year follow-up data are expected in the second half of 2015. This Phase I/II clinical trial is being conducted in Paris, France, fully recruited and with a follow-up period of one year for each patient. The follow-up duration is currently being extended as an amendment to the protocol. Pursuant to our collaboration agreement with Institut Pasteur, we have manufactured the clinical material that Institut Pasteur is using in this trial.

        The protocol for this single-dose Phase I/II clinical trial calls for the inclusion of four Sanfilippo B syndrome patients between the ages of 18 months and five years with NaGLU levels less than 10% of those found in the general population. Patients receive immunosuppressive therapy on an ongoing basis, to prevent an immune response to either the AAV vector capsid or the expressed protein. The primary objective is to evaluate biomarkers of efficacy, clinical and radiological markers of benefit as well as the biological safety of the proposed treatment. The secondary objective is to collect data that could inform further clinical studies.

Preclinical Development of AMT-110 by Institut Pasteur

        Institut Pasteur has conducted preclinical animal tests of AMT-110. Key findings of these studies include the following:

  •
  Rodents displayed no signs of toxicity at seven days, three months or six months after treatment despite administration of up to 37 times the level of dosage required for human patients.

  •
  Biodistribution studies in rodents indicated no differences between those following an immunosuppressant treatment course and those that were not, and shedding from major organs over time.

  •
  Biodistribution studies in canine subjects indicated that the vector was absent in major organs approximately four months after administration.

AAV2/GDNF for Parkinson's Disease

        We and our collaborator the University of California at San Francisco, or UCSF, are developing a gene therapy for Parkinson's disease, a progressive neurodegenerative disorder. UCSF is collaborating with the NIH to conduct a Phase I clinical trial of a gene therapy in this indication consisting of an AAV2 vector carrying a therapeutic gene we have exclusively licensed in the gene therapy field from Amgen, Inc., or Amgen, that expresses a protein called glial cell line-derived neurotrophic factor, or GDNF. This clinical trial is being funded and sponsored by the NIH. The trial will involve 24 patients across four dosing cohorts (six patients per cohort), and treatment of the first of these cohorts is now complete. UCSF's product candidate has been manufactured by a third party using a mammalian cell-based process. In this clinical trial, the NIH is administering the gene therapy using convection enhanced delivery, which is a process developed by UCSF with the goal of achieving more precisely targeted administration than the methods used in earlier approaches, which may result in improved efficacy. We have a license under UCSF's rights to use all preclinical and clinical data from the UCSF program for any future development program. Based on the results of the UCSF program, we may decide to develop an AAV2-based gene therapy containing the GDNF gene manufactured with our insect cell-based manufacturing process.

Potential Additional Pipeline Programs

        We are also conducting early-stage preclinical research into a number of other potential applications of our technologies. Currently these programs focus on utilizing AAV5 in liver and CNS indications, including Huntington's disease. Based on defined criteria for indications that we believe most likely to be well suited to our gene therapy approach, we have prioritized approximately six additional target diseases. In addition, we have an ongoing cardiovascular-specific evaluation through which we have identified three targets beyond S100A1. We may seek to develop these programs either independently or with collaborators who are already working in the relevant disease area, including collaborators that may have already conducted preclinical or clinical studies. We are also conducting preclinical research into potential applications of our technology in transcription silencing, also called post transcriptional gene silencing. This is a biological process in which RNA molecules inhibit gene expression, typically by causing the destruction of specific miRNA molecules.

Collaborations

Overview of our Collaboration Strategy

        Our collaboration strategy is based on establishing efficiencies by collaborating at three key stages in the development of our therapies: first, with leading early-stage companies and academics conducting ground-breaking research into new technologies and therapies relevant to our core business and therapeutic areas of interest; second with pharmaceutical companies that are able to contribute late-development stage expertise and further investment; and third with pharmaceutical companies with a view to profitably commercializing our approved products. A summary of our key current collaborations is set out below.

Bristol-Myers Squibb Collaboration

        On April 6, 2015, we entered into a series of agreements with BMS, a publicly traded pharmaceutical company, regarding a collaboration that provides BMS with exclusive access to our gene therapy technology platform for multiple targets in cardiovascular and potentially other diseases. As part of this collaboration, BMS has also agreed to make an equity investment in our company.

Collaboration and License Agreement

        Under our Collaboration and License Agreement with BMS, we will provide BMS with exclusive access to our proprietary gene therapy program for multiple targets in cardiovascular diseases. The collaboration includes our proprietary congestive heart failure gene therapy program, which has demonstrated in advanced preclinical models that it can restore the heart's ability to synthesize the protein S100A1, a calcium sensor and master regulator of heart function. In addition, we will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of cardiovascular and other target-specific areas.

        Pursuant to the agreement, we are responsible for leading discovery efforts and for manufacturing clinical and commercial supplies using our vector technologies and our industrial, proprietary insect-cell-based manufacturing platform. BMS is responsible for leading development and regulatory activities across all programs and is responsible for all research and development costs. BMS is also solely responsible for the commercialization of all products from the collaboration. We have also agreed to enter into a supply contract, under which we will undertake manufacturing of all gene therapy products under the collaboration.

        We will receive an upfront payment of $50 million at the closing of the collaboration, which is expected to occur in the second quarter of 2015, and will receive an additional $15 million payment for the selection of three collaboration targets, in addition to S100A1, to be made within three months of the closing of the collaboration. We will be eligible to receive additional payments for further designation of new collaboration targets and upon the achievement of research, development and regulatory milestones, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration. We will also be eligible to receive net-sales-based milestone payments and tiered single to double-digit royalty payments on product sales.

Equity Agreements

        As part of the collaboration, pursuant to a Share Subscription Agreement, BMS will acquire a number of our ordinary shares equal to 4.9% of our outstanding ordinary shares following such issuance, at a purchase price of $33.84 per share, and will acquire a number of additional ordinary shares equal to 5.0% of our outstanding ordinary shares following such issuance before December 31, 2015, at a 10% premium to the volume-weighted average price for the twenty (20) trading days ending on the date that is five (5) trading days prior to such acquisition.

        We have also granted BMS two warrants, pursuant to each of which BMS may at its option acquire an additional number of shares equal to up to 5.0% of our outstanding ordinary shares (10.0% in the aggregate) immediately after each such issuance, at a premium to market. The exercise of each warrant is conditioned upon the designation of a specified number of additional collaboration targets and payment of related fees by BMS, as well as a minimum number of collaboration programs under development.

        The total number of ordinary shares that may be acquired by BMS pursuant to the Share Subscription Agreement and exercise of both warrants is equal to 19.9% of the total number of ordinary shares outstanding following such issuances. In the event that our shareholders do no specifically approve these issuances at our 2015 annual general meeting, however, the number of shares issuable to BMS pursuant to exercise of the warrants would be limited such that the aggregate number of shares issuable under these arrangements does not exceed 19.9% of the number of ordinary shares outstanding immediate prior to the signing of these agreements.

        We also entered into an Investor Agreement with BMS regarding the rights and restrictions relating to the ordinary shares to be acquired by BMS. We have granted BMS certain registration rights that allow BMS to require us to register our securities beneficially held by BMS under the Exchange Act. BMS may make up to two such "demands" (or three, in the event that either warrant is exercised) for us to register the shares, provided that we may deny such demand if (i) the market value of the shares to be registered is less than $10 million (provided however, if BMS holds less than $10 million worth of our shares, we must comply with their demand for registration), (ii) we certify to BMS that we plan to effect a registration within 120 days of their demand or we are engaged in a transaction that would be required to be disclosed in a registration statement and that is not reasonably practicable to be disclosed at that time, or (iii) we have already effected one registration statement within the twelve months preceding BMS's demand for registration. In addition, upon the occurrence of certain events, we must also provide BMS the opportunity to include the shares they hold in any registration statement that we effect independent of any demand registration.

        We have also granted BMS certain information rights under the Investor Agreement, although these requirements may be satisfied by our public filings required by U.S. securities laws.

        Pursuant to the Investor Agreement, without our consent, BMS may not (i) acquire a number of shares such that the number of shares that BMS beneficially holds is greater than the percentage acquired, or which may be acquired, after giving effect to each of the tranches under the Share Subscription Agreement and the two warrants; (ii) propose, offer or participate in any effort to acquire us or one of our subsidiaries; (iii) propose, offer or participate in a tender offer for our shares or any exchange of shares that would effect a change of control of our company; (iii) seek to control or influence our governance or policies; (iv) join or participate in any group regarding the voting of our ordinary shares; or (v) take certain other similar actions. BMS may still, among other things, make a non-public, confidential proposal to enter into a business combination or similar transaction with our company. These "stand still" restrictions will terminate upon the occurrence of certain events including, but not limited to, the acquisition of a certain material number of shares by a third party, if we enter into a merger agreement or similar transaction with a third party, or upon the passage of a defined period of time subsequent to the acquisition of shares pursuant to the Share Subscription Agreement or the warrants.

        BMS is also subject to a "lock-up" pursuant to the Investor Agreement. Without our prior consent, BMS may not sell or dispose of its shares until the later of (i) the fourth anniversary of the purchase of the first tranche of shares pursuant to the Share Subscription Agreement (or fifth anniversary if the Collaboration Agreement is extended), or (ii), in respect of each ordinary share acquired pursuant to the Share Subscription Agreement and the warrants, the first anniversary of issuance of each such ordinary shares. However, this "lock-up" may terminate sooner in the event the Collaboration Agreement is terminated.

        The Investor Agreement also requires BMS to vote all of our ordinary shares it beneficially holds in favor of all items on the agenda for the relevant general meeting of shareholders of our company as proposed on behalf of our company, unless, in the context of a change of control or similar transaction, BMS has itself made an offer to our company or our supervisory or management boards in connection with the transaction that is the subject of the vote, in which case it is free to vote its shares at its discretion. This voting provision will terminate upon the later of the date on which BMS no longer beneficially owns at least 4.9% of our outstanding ordinary shares, the closing of a transaction that provides BMS exclusive and absolute discretion to vote our shares it beneficially holds, or the termination of the Collaboration Agreement for breach by us.

Early-Stage Collaborations

4D Molecular Therapeutics

        In January 2014, we entered into a collaboration and license agreement with 4D for the discovery and optimization of next-generation AAV vectors. Under this agreement, 4D has granted us an exclusive, worldwide license, with the right to grant sublicenses, to 4D's existing and certain future know-how and other intellectual property, including certain patent rights 4D has exclusively licensed from the Regents of the University of California, to develop, make, use and sell certain AAV vectors and products containing such AAV vectors and gene constructs, for delivery of such gene constructs to CNS or liver cells for the diagnosis, treatment, palliation or prevention of any disease or medical condition. Under this collaboration, the 4D team, including Dr. David Schaffer, 4D's co-founder and Professor of Chemical and Biomolecular Engineering at the University of California, Berkeley, has established a laboratory to identify next generation AAV vectors. In addition, in connection with our entry into this collaboration, Dr. Schaffer became a member of our Supervisory Board.

        We are currently funding a three-year research collaboration, which can be extended at our option for an additional year, being conducted under a mutually agreed research plan. We are entitled to select a specified number of AAV variants from the research collaboration. We have exclusive rights to further research, develop, manufacture and commercialize the selected AAV variants, as well as AAV vectors and products containing such AAV variant and gene constructs, or licensed products, and, during the research collaboration and for the term of the agreement, 4D retains no rights to the selected AAV variants for any use. During the research collaboration and throughout the term of the agreement, 4D has agreed to work exclusively with us to research, develop, manufacture and commercialize AAV variants, AAV vectors and products containing AAV vectors and gene constructs, for delivery of gene constructs to CNS or liver cells for the diagnosis, treatment, palliation or prevention of any disease or medical condition.

        Our research collaboration with 4D is guided by a joint research steering committee. Under the agreement, we have made a one-time upfront payment of $100,000 and another one-time payment of $100,000 upon the joint research steering committee's approval of the research plan, including an associated budget. Both of these payments were made in the first quarter of 2014. Our payment obligations under the agreement include the research collaboration funding described above as well as payments for the achievement of specified preclinical, clinical and regulatory milestones of up to $5,000,000 for each licensed product that we develop under the collaboration, and, for each licensed product, each indication. We have also agreed to pay 4D royalties equal to a single-digit percentage of net sales, if any, of licensed products by us or our affiliates. We also pay 4D a low to upper-low double-digit percentage of any sublicensing income we receive, subject to a floor of a low single-digit percentage of net sales, if any, by sublicensees of certain licensed products.

Treeway

        In January 2015, we entered into a license and collaboration agreement with Treeway B.V., a private company founded by entrepreneurs Bernard Muller and Robbert Jan Stuit, both diagnosed with amyotrophic lateral sclerosis, or ALS, to develop a gene therapy treatment for ALS. Under the terms of the agreement, we have granted Treeway an exclusive license in this field to uniQure's relevant AAV5 viral vector and GDNF (Glial cell-derived neurotrophic factor) intellectual property. Treeway is responsible for the preclinical and clinical development of the ALS gene therapy treatment. We will provide Treeway with our development and manufacturing capabilities and will further collaborate with Treeway on ALS gene therapy development. We and Treeway expect to jointly commercialize any resulting ALS gene therapy with defined geographical rights for commercialization assigned to each company.

Synpromics

        In January 2015, we entered into an agreement with Synpromics, a United Kingdom-based biotechnology company, pursuant to which we intend to jointly fund research relating to the development of optimized viral promoters. Under the agreement, we have agreed to fund a specific testing program on liver promoters, with payments based on the achievement of specified milestones. Following the conclusion of the non-clinical testing phase, further milestones and payments have been agreed through the clinical phase of development and commercialization of products consisting of promoters developed under this agreement.

Chiesi Commercialization and Development Agreement

        We have entered into an agreement with Chiesi Farmaceutici S.p.A., a family-owned Italian pharmaceutical company with 2013 worldwide revenues of approximately € 1.2 billion, for the co-development and commercialization of our hemophilia B program. We have retained full rights in the United States, Canada and Japan under this agreement. We received a €15.0 million upfront payment under this agreement, as well as a €14.0 million investment in our ordinary shares, both in July 2013. This agreement provides us with research funding for further development of our hemophilia B product candidate, and further provides that we will also receive payments from Chiesi for any commercial quantities of our hemophilia B product candidate we manufacture and supply to them, if we receive regulatory approval for such product candidate. We estimate that the amount we would retain, net of cost of goods sold, including third party royalties and related amounts, will be between 25% and 35% of the revenues from sales of such product by Chiesi, varying by country of sale.

        Our collaboration with Chiesi is guided by a joint steering committee, a joint development committee and a joint commercialization committee.

Therapy Commercialization

        We have entered into an agreement with Chiesi for the commercialization of Glybera for LPLD. We have retained full rights in the United States, Canada and Japan under this agreement. In July 2013, we received a €2.0 million upfront payment in recognition of our past expenditures incurred in developing the product. In addition, we are eligible to earn up to €42.0 million in commercial milestone payments based on annual sales of Glybera.

        We will receive payments from Chiesi for the quantities of Glybera we manufacture and supply to them. Based on our estimates, we anticipate we will retain in the range of 20% to 30% of the net sales of Glybera by Chiesi in the European Union and other countries under our agreement, net of the cost of goods sold, including the royalties and other obligations we owe to third parties. In addition, we are required to repay 20% of the gross amount received from Chiesi related to Glybera sales in repayment of a technical development loan from the Dutch government, which has a current outstanding balance of €5.8 million as of December 31, 2014.

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

        Because most patent applications throughout the world are confidential for 18 months after the earliest claimed priority date, and since the publication of discoveries in the scientific and patent literature often lags behind actual discoveries, we cannot be certain that we were the first to invent or file applications for the inventions covered by our pending patent applications. Moreover, we may have to participate in post-grant proceedings in the patent offices of the United States or foreign jurisdictions, such as oppositions, reexaminations or interferences, in which the patentability or priority of our inventions are challenged. Such proceedings could result in substantial cost, even if the eventual outcome is favorable to us.

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
  16 patent families that we own;

  •
  8 patent families that we exclusively in-license; and

  •
  6 patent families that we non-exclusively in-license.

        The geographic breakdown of our owned patent portfolio is as follows:

  •
  8 issued U.S. patents;

  •
  6 granted European Patent Office patents;

  •
  3 pending PCT patent application;

  •
  6 pending U.S. patent applications;

  •
  8 pending European Patent Office patent applications; and

  •
  19 pending patent applications in other jurisdictions.

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

Other Manufacturing Patents

        We own a patent family directed to improved AAV vectors that are stably expressed in insect cells. The family includes two issued patents in the United States, an issued patent in Japan and pending applications in the United States and other jurisdictions. The standard 20-year term for patents in this family will expire in 2027. This patent family relates to technology used in Glybera and all of our development programs.

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

        We own a method of a manufacturing patent family relating to our second-generation manufacturing method used in our AIP, hemophilia B and Parkinson's disease programs. This patent family contains pending applications in the United States, Europe, Japan and other jurisdictions, and issued patents in several jurisdictions including the United States and Japan. The standard 20-year term for patents in this family will expire in 2028.

S100A1

        InoCard holds patents regarding the S100A1 lead compound in our S100A1 product candidate in heart and skeletal muscle diseases. The patents have been granted in Europe, Canada, Japan and the US, the term of which will expire in 2020.

        Since our acquisition of InoCard, Professors Katus and Most have joined us as Managing Director of uniQure in Germany and Chairman of the Scientific Advisory Board, for Cardiovascular Diseases, respectively.

        InoCard has developed and the Technology Transfer, Heidelberg University has filed a "second medical use" patent application relating to the therapeutic window and effective dosages of S100A1 in heart disease. An exclusive option agreement was signed, and was transferred to us through our acquisition of InoCard. We expect that this process could extend the exclusivity period until 2034.

        Professors Katus and Most have developed and the Technology Transfer, Heidelberg has filed, patents applications relating to InoCard's early-stage development of systemic S100A1 peptide therapy for mild heart failure and skeletal muscle diseases. An option agreement was finally negotiated between InoCard and Technology Transfer, and was transferred to us though the acquisition of InoCard.

Glybera

        We co-own with University of British Columbia, or UBC, a patent family relating to the lipoprotein lipase variant LPL-S447X transgene used in Glybera, including issued patents in Europe and Japan. The standard 20-year term for patents in this family will expire in 2020. UBC exclusively licensed its patent rights to Xenon, which has granted us the sublicense described below.

        We exclusively in-license from Aventis Pharma S.A., subsequently acquired by Sanofi, a patent family co-owned by UBC and Sanofi that relates to the use of AAV-LPL vectors for LPL-deficiency, including issued patents in Europe and other jurisdictions and two pending U.S. patent applications. The standard 20-year term for patents in this family will expire in 2015. Product protection will be extended by this license until 2020 in those European countries where a supplementary protection certificate, or SPC, will be granted. In some European countries, Sanofi has applied for SPCs on the basis of their patent EP0946741, and our market authorization for Glybera. In Italy, an SPC has been granted to Sanofi by the Italian Patent and Trademark Office, or PTO, but we believe that not all of the relevant information was made known to the PTO at that time. Accordingly we believe that the Glybera product produced by our proprietary manufacturing methods does not infringe the claims presented in EP0946741.

        We own a family of patents relating to a VP1 vector capsid modification, which relates to the production of AAV vectors in insect cells and to AAV vectors with an altered ratio of viral capsid proteins that provides improved infectivity of the viral particles. This patent family includes issued patents in the United States, Europe, Japan and elsewhere, as well as a pending application in Europe. The standard 20-year term for patents in this family will expire in 2026.

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

        We also own a family of patent applications relating to a proprietary baculovirus filtration process. This family includes pending applications in the United States, Europe, Japan and other jurisdictions. The standard 20-year term for patents in this family, if issued, will expire in 2032. This patent family relates to technology used in Glybera and all of our development programs.

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

Hemophilia B

        Our patent portfolio covering our hemophilia B program includes an exclusively in-licensed patent family from St. Jude relating to a specific promoter and a codon optimized hFIX transgene. This patent family includes two issued patents in the United States and two in Europe. The U.S. patent rights will expire in 2028 and the European patents will expire in 2025.

AIP

        Our patent portfolio covering our AIP program includes a patent family co-owned with Proyecto de Biomedicina Cima S.L. and exclusively licensed to us. This family relates to the codon optimized PBGD transgene and its use for the treatment of AIP. This family includes granted patents in the United States, Europe and elsewhere. The family also includes pending applications in other jurisdictions. The standard 20-year term for patents in this family will expire in 2029.

Parkinson's disease

        For our Parkinson's disease program, we have in-licensed a patent family and corresponding know-how relating to the GDNF transgene from Amgen for the field of gene therapy. The license is exclusive and expires on a country-by-country basis on the later of 10 years following launch of the relevant product or of expiration of the last- to-expire licensed patent in the applicable country, after which the license will become non-exclusive for that given country. This patent family includes two issued patents in the United States, one of which will expire in 2015 and one in 2017.

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

  4D Molecular Therapeutics

        In January 2014, we entered into a collaboration and license agreement with 4D Molecular Therapeutics for the discovery and optimization of next-generation AAV vectors. Under this agreement, we have an exclusive license to 4D's existing and certain future know-how and other intellectual property for the delivery of AAV vectors to CNS or liver cells for the diagnosis, treatment, palliation or prevention of all diseases or medical conditions. Our payment obligations under this license agreement consisted of a one-time up-front payment of $200,000 which we have paid.

        Under this collaboration, the 4D team, including Dr. David Schaffer, 4D's co-founder and Professor of Chemical and Biomolecular Engineering at the University of California, Berkeley, will establish a laboratory, which we will fund, at a cost of approximately $3.0 million in aggregate over three years, to identify next generation AAV vectors. We will also be required to make payments for pre-clinical, clinical and regulatory milestones under the collaboration as well as to pay single-digit royalties. In addition, we have granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense over three years. To the extent that the collaboration is successful, we may also incur additional third party costs in developing any product candidates and also in preparing, filing and prosecuting additional patent applications.

  National Institutes of Health—AAV production

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

        Payment obligations to the NIH under this license agreement include a one-time upfront payment of $12,000, which we have paid; a low single-digit percentage royalty on the sale of AAV products by us or on our behalf; a maximum sub-teen double-digit percentage of sublicensing income; potential additional development milestone fees for the initiation of each clinical trial, which would total in the aggregate $255,000 for one Phase I, Phase II and Phase III trial; potential regulatory milestone fees totaling $750,000 for the first marketing approvals in specified countries or jurisdictions; and an annual maintenance fee of $15,000 creditable against royalties. We do not have to pay royalties or milestone fees under this agreement if we have to pay royalties or milestone fees under our 2011 agreement with the NIH, described below, for the same product. In connection with entering into our relationship with Chiesi and obtaining the NIH's consent to sublicense our rights under this agreement to Chiesi, we also paid the NIH $328,684 in amendment and sublicense payments, together with a follow-on amendment payment of $100,000 in October 2014. Under the license agreement, we have agreed to meet benchmarks in our development efforts, including as to development events, clinical trials and marketing approval, within specified timeframes.

        The NIH may terminate this agreement in specified circumstances relating to our insolvency or bankruptcy. We may terminate this agreement for any reason, in any territory, subject to a specified notice period.

  National Institutes of Health—AAV5

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

  Protein Sciences

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

  Academic Medical Center at the University of Amsterdam

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

  Aventis

        In 2006, we entered into a license agreement with Aventis Pharma, S.A., or Aventis, which we amended in 2013. Under the license agreement, Aventis has granted us an exclusive license, with a right to sublicense, to patents owned by Aventis and co-owned by Aventis and UBC, to develop, use, make, sell and offer to sell gene therapies containing a recombinant virus with an LPL gene.

        Under the agreement, we made a one-time upfront payment to Aventis of €10,000 and agreed to pay Aventis a high single-digit to sub-teen double-digit royalty as a percentage of our net sales of licensed products, or if sales are made by a commercialization collaborator, a low single-digit as a percentage of net sales royalty, or, if higher, a high single-digit to sub- teen double-digit royalty as a percentage of royalties we receive from such commercialization collaborator plus an equivalent percentage of the price we invoice the commercialization collaborator for the licensed products less our cost of goods sold, subject to a floor of a low single-digit percentage of net sales by Chiesi or another commercialization collaborator. We have also agreed to pay Aventis a one-time milestone fee of €50,000 upon our achievement of a specified regulatory milestone and €75,000 upon our achievement of a specified commercial milestone.

        In conjunction with amending the agreement in 2013, we have agreed to provide Aventis with a right of first negotiation regarding a specified product candidate to treat AIP if, at the time we complete Phase I/II clinical trials of the product candidate or within a specified period thereafter, we contemplate entering into a collaboration for the co-development and commercialization of the product candidate.

        The agreement will remain in effect until the expiration of the protection provided by the licensed patents, or until we or Aventis exercise our rights to terminate it. Aventis may terminate the agreement in circumstances relating to our bankruptcy.

  Asklêpios Biopharmaceutical

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

  Salk Institute for Biological Studies

        In 2008, we entered into a license agreement with the Salk Institute for Biological Studies, or Salk, which we amended in 2013. Under the license agreement, Salk has granted us a non-exclusive license to specified biological materials and patents relating to a DNA promoter, to research, develop, make, use, import, offer for sale, and sell products using their technology for gene therapy. We have a right to enter into sublicenses under this agreement, subject to prior written consent by Salk, which may not be unreasonably withheld, and to other conditions.

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

        The agreement will remain in effect on a country-by-country basis until the latest of 15 years from the effective date, the date of expiration of the last to expire licensed patent and the abandonment of the last remaining licensed patent application.

  AmpliPhi Biosciences

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

  St. Jude Children's Research Hospital

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

  Digna Biotech

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

  Amgen

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

  UCSF

        In 2012, we entered into a data license agreement with the University of California in San Francisco, or UCSF, related to UCSF's rights to the clinical trial data from a Phase I/II clinical trial, sponsored by the NIH, and that UCSF is conducting, of a product candidate consisting of an AAV2 vector carrying the GDNF gene, and to certain related preclinical data and know-how. Under the data license agreement, UCSF granted us a non-exclusive license, with a right to sublicense, to research, develop, make, use, offer for sale, sell and otherwise exploit pharmaceutical products containing or consisting of an AAV2 genetic construct encoding GDNF, or any fragment of GDNF that has specified functional activity, for the therapeutic, palliative and prophylactic treatment of Parkinson's disease in humans. During the term of the data license agreement, UCSF has agreed not to grant to any other for-profit entity any of the rights granted to us thereunder, except under specified circumstances involving a breach of our diligence obligations described below.

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

        The UCSF agreement has been amended such that other obligations we had agreed to complete by specified dates are now related to the receipt of an interim report of the ongoing clinical study at NIH, including obligations to deliver to UCSF specified materials for UCSF to complete a non-clinical study of an AAV2 vector carrying the GDNF gene, to demonstrate equivalent product release specifications of our vector to the vector used in the ongoing NIH sponsored Phase I clinical trial, to pursue a bridging study using our AAV2 vector carrying a GDNF gene, and to use commercially reasonable efforts to proceed, either directly or through a third party licensee, to develop, seek to obtain regulatory approval for and market at least one identified product in the United States and the European Union.

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

Trade Secrets

        In addition to patents and licenses, we rely on trade secrets and know-how to develop and maintain our competitive position. For example, significant aspects of the process by which we manufacture Glybera and our gene therapies are based on unpatented trade secrets and know-how. We seek to protect our proprietary technology and processes and obtain and maintain ownership of certain technologies, in part, through confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial collaborator. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems.

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

        We are aware of several companies focused on developing gene therapies in various indications, including AGTC, AGTC, Asklepios, Audentes Therapeutics, Avalanche, Baxter, bluebird bio, Celladon, Dimension/Regen X, Isis, Oxford Biosciences, Sangamo BioScience, Spark Therapeutics and Voyager, as well as several companies addressing other methods for modifying genes and regulating gene expression. Although companies and research institutions in the gene therapy field tend to focus on particular target indications, any advances in gene therapy technology made by a competitor may be used to develop therapies competing against Glybera or one of our product candidates. We may also face competition with respect to the treatment of some of the diseases that we are seeking to target with our gene therapies from protein pharmaceuticals under development at pharmaceutical and biotechnology companies such as Amgen, Baxter, Bayer, Biogen Idec, BioMarin, Genzyme, Novartis, Novo Nordisk, Pfizer, Shire, and numerous other pharmaceutical and biotechnology firms.

        We must also compete with existing standards of care, therapies and symptomatic treatments, as well as any new therapies that may become available in the future for the indications we are targeting.

        Many of our current or potential competitors, either alone or with their collaborators, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and gene therapy industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

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

Government Regulation and Reimbursement

        Government authorities in the United States, European Union and other countries extensively regulate, among other things, the approval, research, development, preclinical and clinical testing, manufacture (including any manufacturing changes), packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, reimbursement, and import and export of pharmaceutical products, biological products and medical devices. We believe that all of our product candidates will be regulated as biological products, or biologics, and in particular, as gene therapies, and will be subject to such requirements and regulations under U.S. and foreign laws. For other countries outside of the United States and the European Union, marketing approval and pricing and reimbursement requirements vary from country to country. If we fail to comply with applicable regulatory requirements, we may be subject to, among other things, fines, refusal to approve pending applications, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Regulation in the United States

        In the United States, the Food and Drug Administration, or FDA, regulates biologics under the Public Health Service Act, or PHSA, and the Federal Food, Drug, and Cosmetic Act, or FDCA, and regulations and guidance implementing these laws. Obtaining regulatory approvals and ensuring compliance with applicable statutes and regulatory requirements entails the expenditure of substantial time and financial resources, including payment of user fees for applications to the FDA. All of our current product candidates are subject to regulation by the FDA as biologics. An applicant seeking approval to market and distribute a new biologic in the United States must typically undertake the following:

  •
  completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA's current Good Laboratory Practice, or cGLP, regulations;

  •
  submission to the FDA of an Investigational New Drug, or IND Application, which allows human clinical trials to begin unless the FDA objects within 30 days;

  •
  approval by an independent institutional review board, or IRB, before each clinical trial may be initiated;

  •
  performance of adequate and well-controlled human clinical trials in accordance with the FDA's or EMA's good clinical practices, or GCP, to establish the safety, potency, purity and efficacy of the proposed biological product for each indication;

  •
  preparation and submission to the FDA of a Biologics License Application, or BLA;

  •
  approval of the BLA by the FDA, in consultation with an FDA advisory committee, if deemed appropriate by the FDA;

  •
  satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the product's identity, strength, quality and purity; and

  •
  compliance with any post-approval commitments, including Risk Evaluation and Mitigation Strategies, or REMS, and post-approval studies required by the FDA.

Human Clinical Studies in the US under an IND

        Clinical trials involve the administration of the investigational biologic to human subjects under the supervision of qualified investigators in accordance with cGCP requirements. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of an IND. A clinical trial may not proceed in the US unless and until an IND becomes effective, which is 30 days after its receipt by the FDA unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. The protocol and informed consent documents must also be approved by an IRB. The FDA, an IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Information about certain clinical trials, including results, must be submitted within specific timeframes for listing on the ClinicalTrials.gov website.

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

        If a gene therapy trial is conducted at, or sponsored by, institutions receiving NIH funding for recombinant DNA research, a protocol and related documentation must be submitted to, and the study registered with, the NIH Office of Biotechnology Activities, or OBA, pursuant to the NIH Guidelines for Research Involving Recombinant DNA Molecules prior to the submission of an IND to the FDA. In addition, many companies and other institutions not otherwise subject to the NIH Guidelines voluntarily follow them. The NIH will convene the Recombinant DNA Advisory Committee (RAC), a federal advisory committee, to discuss protocols that raise novel or particularly important scientific, safety or ethical considerations at one of its quarterly public meetings. The OBA will notify the FDA of the RAC's decision regarding the necessity for full public review of a gene therapy protocol. RAC proceedings and reports are posted to the OBA web site and may be accessed by the public.

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

FDA Programs to Expedite Product Development

        The FDA has several programs to expedite product development, including fast track designation and breakthrough therapy designation. Under the fast track program, the sponsor of a biologic candidate may request the FDA to designate the product for a specific indication as a fast track product concurrent with or after the filing of the IND for the product candidate. The benefits include greater interactions with the FDA, eligibility for accelerated approval based on a surrogate endpoint, eligibility for priority review of the BLA, and rolling review of sections of the BLA. The FDA may also take certain actions with respect to products designated as breakthrough therapies, including holding meetings with the sponsor and the review team throughout the development process, providing timely advice to and communication with the product sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team, and taking certain steps to design the clinical trials in an efficient manner.

Submission of a BLA

        The results of the preclinical and clinical studies, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting a license to market the product for one or more indications. The submission of a BLA is subject to an application user fee, currently exceeding $2.3 million, and the sponsor of an approved BLA is also subject to annual product and establishment user fees, currently exceeding $110,000 per product and $569,000 per establishment. These fees are typically increased annually. The FDA has agreed to specified performance goals in the review of BLAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for "priority review" products are meant to be reviewed within six months of filing.

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

Orphan Drug Exclusivity

        Under the Orphan Drug Act, the FDA may designate a biological product as an "orphan drug" if it is intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a biological product available in the United States for treatment of the disease or condition will be recovered from sales of the product. If a product with orphan designation receives the first FDA approval, it will be granted 7 years of marketing exclusivity, which means that the FDA may not approve any other applications for the same product for the same indication for seven years, unless clinical superiority is demonstrated in a head-to-head trial. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. The FDA has granted orphan drug designation to Glybera for treatment of LPLD, meaning that it will receive orphan drug exclusivity if it is the first product approved for that indication.

Pediatric Exclusivity

        Pediatric exclusivity provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity in the US, including orphan exclusivity and exclusivity against biosimilars. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data.

FDA Regulation of Companion Diagnostics

        We may seek to develop companion diagnostics for use in identifying patients that we believe will respond to our gene therapies. FDA officials have issued draft guidance to address issues critical to developing in vitro companion diagnostics, such as biomarker qualification, establishing clinical validity, the use of retrospective data, the appropriate patient population and when the FDA will require that the companion diagnostic and the drug be approved simultaneously. The draft guidance issued in July 2011 states that if safe and effective use of a therapeutic product depends on an in vitro diagnostic device, then the FDA generally will require approval or clearance of the diagnostic device at the same time that the FDA approves the therapeutic product.

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

Regulation in the European Union

        Product development, the regulatory approval process, and safety monitoring of medicinal products and their manufacturers in the European Union proceed in much the same manner as they do in the United States. Therefore, many of the issues discussed above apply similarly in the context of the European Union. In addition, drugs are subject to the extensive price and reimbursement regulations of the various EU member states. The Clinical Trials Directive 2001/20/EC, as amended, provides a system for the approval of clinical trials in the European Union via implementation through national legislation of the member states. Under this system, approval must be obtained from the competent national authority of an EU member state in which the clinical trial is to be conducted. Furthermore, a clinical trial may only be started after a competent ethics committee has issued a favorable opinion on the CTA, which must be supported by an investigational medicinal product dossier with supporting information prescribed by the Clinical Trials Directive and corresponding national laws of the member states and further detailed in applicable guidance documents. The sponsor of a clinical trial, or its legal representative, must be based in the European Economic Area. European regulators and ethics committees also require the submission of adverse event reports during a study and a copy of the final study report.

Marketing approval

        Marketing approvals under the European Union regulatory system may be obtained through a centralized or decentralized procedure. The centralized procedure results in the grant of a single marketing authorization that is valid for all—currently 28—EU member states. Pursuant to Regulation (EC) No 726/2004, as amended, the centralized procedure is mandatory for drugs developed by means of specified biotechnological processes, and advanced therapy medicinal products as defined in Regulation (EC) No 1394/2007, as amended. Drugs for human use containing a new active substance for which the therapeutic indication is the treatment of specified diseases, including but not limited to acquired immune deficiency syndrome, neurodegenerative disorders, auto-immune diseases and other immune dysfunctions, as well as drugs designated as orphan drugs pursuant to Regulation (EC) No 141/2000, as amended, also fall within the mandatory scope of the centralized procedure. Because of our focus on gene therapies, which fall within the category of advanced therapy medicinal products, or ATMPs, and orphan indications, our products and product candidates are expected to qualify for the centralized procedure.

        In the marketing authorization application, or MAA, the applicant has to properly and sufficiently demonstrate the quality, safety and efficacy of the drug. Guidance on the factors that the EMA will consider in relation to the development and evaluation of ATMPs have been issued and include, among other things, the preclinical studies required to characterize ATMPs; the manufacturing and control information that should be submitted in a MAA; and post-approval measures required to monitor patients and evaluate the long term efficacy and potential adverse reactions of ATMPs. Although these guidelines are not legally binding, we believe that our compliance with them is likely necessary to gain and maintain approval for any of our product candidates. The maximum timeframe for the evaluation of an MAA under the centralized procedure is 210 days after receipt of a valid application.

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

  •
  the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radio- pharmaceutical, by an authorized person; and

  •
  the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

        A marketing authorization under exceptional circumstances is subject to annual review to reassess the risk-benefit balance in an annual reassessment procedure. Continuation of the authorization is linked to the annual reassessment and a negative assessment could potentially result in the marketing authorization being suspended or revoked. The renewal of a marketing authorization of a medicinal product under exceptional circumstances, however, follows the same rules as a "normal" marketing authorization. Thus, a marketing authorization under exceptional circumstances is granted for an initial 5 years, after which the authorization will become valid indefinitely, unless the EMA decides that safety grounds merit one additional five-year renewal.

        The European Union also provides for a system of regulatory data and market exclusivity. According to Article 14(11) of Regulation (EC) No 726/2004, as amended, and Article 10(1) of Directive 2001/83/EC, as amended, upon receiving marketing authorization, new chemical entities approved on the basis of complete independent data package benefit from eight years of data exclusivity and an additional two years of market exclusivity. Data exclusivity prevents regulatory authorities in the European Union from referencing the innovator's data to assess a generic (abbreviated) application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator's data may be referenced, but no generic medicinal product can be marketed until the expiration of the market exclusivity. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. Even if a compound is considered to be a new chemical entity and the innovator is able to gain the period of data exclusivity, another company nevertheless could also market another version of the drug if such company obtained marketing authorization based on an MAA with a complete independent data package of pharmaceutical test, preclinical tests and clinical trials. The EMA has also issued guidelines for a comprehensive comparability exercise for biosimilars, and for specific classes of biological products.

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

Advertising

        In the European Union, the promotion of prescription medicines is subject to intense regulation and control, including a prohibition on direct-to-consumer advertising. All medicines advertising must be consistent with the product's approved summary of products characteristics, factual, accurate, balanced and not misleading. Advertising of medicines pre-approval or off-label is prohibited. Some jurisdictions require that all promotional materials for prescription medicines be subjected to either prior internal or regulatory review and approval.

Other Regulatory Requirements

        A holder of a marketing authorization for a medicinal product is legally obliged to fulfill a number of obligations by virtue of its status as a marketing authorization holder, or MAH. The MAH can delegate the performance of related tasks to third parties, such as distributors or marketing collaborators, provided that this delegation is appropriately documented and the MAH maintains legal responsibility and liability.

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

        We hold the marketing authorization under exceptional circumstances granted for Glybera in the European Union and we may hold any future marketing authorizations granted for our product candidates in our own name, or appoint an affiliate or a collaborator to hold marketing authorizations on our behalf. Any failure by an MAH to comply with these obligations may result in regulatory action against an MAH and ultimately threaten our ability to commercialize our products.

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

Orphan Drug Regulation

        We have been granted orphan drug exclusivity for Glybera for treatment of LPLD until October 2022, subject to the conditions applicable to orphan drug exclusivity in the European Union. Regulation (EC) No 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish:

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

C.    Organizational Structure

        uniQure N.V. has eleven direct and indirect wholly owned subsidiaries, each listed in Note 1 to the financial statements which form part of this annual report and in Exhibit 8.1 to this annual report. Our principal operating companies are uniQure biopharma B.V., a Netherlands company, uniQure, Inc., a Delaware corporation, and uniQure GmbH, a German limited company.

D.    Property, Plant and Equipment

        We lease a facility of approximately 26,000 square feet from the AMC, located at Meibergdreef in Amsterdam, the Netherlands, which forms our headquarters and principal laboratories, and also houses our manufacturing facility which the EMA has approved for clinical and commercial grade production. The lease terminates in 2017. In April 2014 we entered into a lease with the AMC for an additional office facility of approximately 7,100 square feet, also located at the AMC campus. The lease terminates in 2017. We have also leased a facility in Lexington, Massachusetts, where we are close to completing the build out and qualification of a manufacturing facility of approximately 53,000 square feet. The lease for this facility terminates in 2024, and subject to the provisions of the lease, may be renewed for two subsequent five-year terms. We believe that our existing facilities are adequate to meet current needs and that suitable alternative spaces will be available in the future on commercially reasonable terms. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures" and "—Contractual Obligations and Commitments."

ITEM 4A:    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following is a discussion of our financial condition as of December 31, 2014 and 2013 and results of operations and cash flows for the twelve months ended December 31, 2012, 2013 and 2014. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the "Key Information—Selected Financial Data" section of this annual report and our consolidated financial statements and related notes appearing elsewhere in this annual report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the "Risk Factors" and "Forward-Looking Statements" sections and elsewhere in this annual report.

Overview

        uniQure is a leader in the field of gene therapy and has a technology platform that we use as the basis for our proprietary and collaborative product lines across multiple therapeutic areas. Our core gene therapies include AMT-060 for the treatment of hemophilia B, in which we initiated a Phase I/II clinical trial in the first quarter of 2015; our preclinical S100A1 therapeutic for the treatment of congestive heart failure, and Glybera the first and currently the only gene therapy product to receive regulatory approval in the European Union.

        We seek to develop gene therapies targeting a range of liver-based, cardio/metabolic and CNS indications, from ultra-orphan diseases, such as LPLD (for which Glybera is designated), to orphan diseases such as hemophilia B and Sanfilippo B syndrome, to common diseases that affect far larger populations, such as congestive heart failure and Parkinson's disease. The core of our approach is our modular technology backbone, which allows us to advance our programs in multiple therapeutic areas using validated components of our technology and safety and efficacy data from earlier clinical studies, in multiple therapeutic areas with the potential to reduce development risk, cost and time to market. As part of our strategy, we are accessing important medical expertise for our therapeutic focuses through strong ties with academic thought leaders and clinical institutions. For cardio/metabolic diseases we are building a center of expertise in our German subsidiary, uniQure GmbH, in close cooperation with leading academic clinicians and surgeons at the university hospital and heart center in Heidelberg, Germany. Our CNS activities are based on strong collaborations with the University of California at San Francisco, the National Institutes of Health, and the Institut Pasteur, Paris, France. Our hemophilia B product originates from St. Jude Children's research Hospital in Memphis, Tennessee. We also seek to collaborate with or acquire emerging companies within our chosen therapeutic areas that are conducting or sponsoring early-stage clinical trials. Our collaborations allow us to cost-effectively obtain access to pre-clinical and early-stage programs without expending significant resources of our own. We generally have the rights to the data generated in these collaborator-sponsored programs, but do not control their design or timing. Our collaboration programs include gene therapy candidates for Parkinson's disease, Sanfilippo B syndrome, Acute Intermittent Porphyria and amyotrophic lateral sclerosis.

        Our business was founded in 1998 by scientists who were investigating LPLD at the Academic Medical Center of the University of Amsterdam, or the AMC. In our early years we received funding and subsidized rent from the AMC, government grants, income for cGMP contract manufacturing of biologics for third parties, and small amounts of equity financing. On February 5, 2014, we successfully completed our initial public offering, placing 5,400,000 shares at $17 per share, raising total gross proceeds of $91.8 million (€67.3 million) and net proceeds of $85.4 million (€62.6 million) after commissions but before expenses. From our first institutional venture capital financing in 2006 until our initial public offering, we funded our operations primarily through private and public placements of equity securities, and other convertible debt securities, in the aggregate amount of €204.4 million ($266.5 million). During this period, we also received total other income, consisting principally of government grants and subsidies, of €6.7 million, and total nonrefundable collaboration funding of €17.0 million. Our predecessor entity, Amsterdam Molecular Therapeutics (AMT) N.V., or AMT, completed an initial public offering of its ordinary shares on Euronext Amsterdam in 2007 and subsequently delisted from that exchange in 2012. We acquired the business of AMT in the first half of 2012.

        As of December 31, 2014, we had cash and cash equivalents of €53.2 million. To date, we have not generated any revenues from royalties or product sales. We do not expect to generate royalty or revenues from product sales prior to the commercial launch of Glybera by Chiesi.

        We had a net loss of €37.0 million in 2014 and €26.8 million in 2013. As of December 31, 2014, we had an accumulated deficit of €181.1 million. We anticipate that our expenses will increase substantially in the future as we:

  •
  Conduct a Phase I/II clinical trial of AMT-060 for hemophilia B in collaboration with Chiesi;

  •
  to expand our research capabilities and corporate infrastructure to support our collaboration with BMS to develop gene therapies in cardiovascular and other target-specific areas;

  •
  complete our EMA-mandated post-approval clinical trials of Glybera and maintain an LPLD patient registry;

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

  •
  exercise our options to acquire rights and pursue development of certain product candidates, the development of which is currently being conducted and funded by third parties;

  •
  acquire or in-license rights to new therapeutic targets or product candidates;

  •
  enter into collaboration agreements with third parties to collaborate on the research and development of potential product candidates;

  •
  establish a sales, marketing and medical affairs infrastructure in the United States;

  •
  fund the ongoing operations of our new manufacturing facility in Lexington, Massachusetts;

  •
  fund expenses in connection with our collaboration with 4D Molecular Therapeutics;

  •
  maintain, expand and protect our intellectual property portfolio, including in-licensing additional intellectual property rights from third parties;

  •
  hire additional personnel, particularly in our manufacturing, research, clinical development, medical affairs, commercial and quality control groups; and

  •
  add operational, financial and management information systems and related finance and compliance personnel.

Collaboration and License Agreements

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

        We will receive payments for the quantities of Glybera we manufacture and supply to Chiesi, payable in part upon order and in part upon delivery of such product quantities. We will bear the cost of goods sold for the Glybera we deliver, including the royalties and related payments to third parties we must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera. We estimate that the amount we will retain, net of cost of goods sold, including such third party royalties and related amounts, will be between 20% and 30% of the revenues from sales of Glybera by Chiesi, varying by country of sale. We believe that the amount that we will retain from net sales of Glybera in the European Union will initially be at the lower end of this range and will increase toward the higher end of that range later in 2015, upon the expiration of an in-licensed patent on which we pay royalties. In addition, we are required to pay 20% of the gross amount we receive from Chiesi in respect of Glybera product sales to the Dutch government, in repayment of a technical development loan in the outstanding amount of €5.8 million as of December 31, 2014, until the earlier of repayment in full of such amount and 2019.

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

Strategic Collaboration: 4D Molecular Therapeutics

        In January 2014, we entered into a collaboration and license agreement with 4D Molecular Therapeutics, or 4D, for the discovery and optimization of next-generation AAV vectors. Under this agreement, we have an exclusive license to 4D's existing and certain future know-how and other intellectual property for the delivery of AAV vectors to CNS or liver cells for the diagnosis, treatment, palliation or prevention of all diseases or medical conditions. Under this collaboration, the 4D team, including Dr. David Schaffer, 4D's co-founder and Professor of Chemical and Biomolecular Engineering at the University of California, Berkeley, has established a laboratory, which we are funding at a cost of approximately $3.0 million in aggregate through 2016, to identify next generation AAV vectors. We are also required to make payments for pre-clinical, clinical and regulatory milestones under the collaboration as well as to pay single-digit royalties. In addition, we have granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense through 2016. To the extent that the collaboration is successful, we may also incur additional third party costs in developing any product candidates and also in preparing, filing and prosecuting additional patent applications.

InoCard Acquisition

        In July 2014, we acquired InoCard GmbH, an early-stage biotechnology company focused on the development of gene therapy approaches for cardiac disease. InoCard was founded in December 2013 as a spin-off of the University of Heidelberg. InoCard has developed a novel gene therapy through preclinical proof of concept for the one-time treatment of congestive heart failure (CHF). InoCard founders Prof. Patrick Most and Prof. Hugo Katus have joined uniQure as Managing Director of uniQure in Germany and Chairman of the Scientific Advisory Board, for Cardiovascular Diseases, respectively.

        Under the terms of the agreement, the Company paid the InoCard shareholders an upfront payment of approximately €3,000,000 (€1,500,000 in cash and €1,500,000 in uniQure shares), and will receive a further €14,500,000 in success-based milestone payments upon achieving certain clinical and regulatory targets. Upon a successful commercial launch of a developed product, the sellers will further receive a royalty payment of 0.5% of the net product sales. The €14,500,000 in milestones is payable, at the Company's sole discretion, in either cash or a variable number of uniQure shares, based on the then current share price.

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

        During the twelve months ended December 31, 2014, we recognized collaboration revenues of €3.8 million associated with development activities that were reimbursable by Chiesi under our co-development agreement for hemophilia B. We expect to continue to recognize such collaboration revenues going forward, in accordance with our contractual agreements.

        During the twelve months ended December 31, 2014, we also recognized license revenues of €0.9 million. This amount reflects the amortization during the period of the non-refundable upfront payments we received from Chiesi under our collaboration agreements. The balance of €15.6 million of these license revenues deferred as of December 31, 2014, will be recognized on a straight-line basis through the remaining period of the intellectual property protection of our manufacturing technologies, which is currently expected to be until September 2032.

        The timing of our operating cash flows may vary from the revenue recognition of the related amounts, as we defer the recognition of some upfront payments, including the upfront payments under our Chiesi agreements, and recognize these as revenue when earned or over a defined period, while we treat other revenue, such as milestone payments or service fees, as earned when received. We expect our revenues to vary from quarter to quarter and year to year, depending upon, among other things, the commercial success of Glybera, our success in obtaining marketing approval for Glybera in the United States and additional countries, the structure and timing of milestone events, the number of milestones achieved, the level of revenues earned for ongoing development efforts, any new collaboration arrangements we may enter into and the terms we are able to negotiate with our collaborators. We currently intend to sell Glybera in the United States, if approved, ourselves, in which case we would recognize revenues in the full amount of the sales price. In addition, because LPLD is an orphan disease and we expect that the number of patients that will be treated with Glybera is relatively small, and because we currently expect that we will receive a one-time payment for a single patient treatment, we anticipate that revenues from Glybera may vary significantly from period to period. Further, because we currently anticipate that LPLD patients will require only a single administration with Glybera, we do not expect to earn recurring revenue from treated patients. We therefore believe that period to period comparisons should not be relied upon as indicative of our future revenues.

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

        Some of the grants we have received are repayable under specified circumstances. In particular, we would be required to repay some grants if we successfully commercialize a supported program within a specified timeframe. None of the grants we have received to date relate to programs that we currently anticipate commercializing, other than the technical development loan in respect of Glybera, described under "Cost of Goods Sold" below. Accordingly, we do not currently expect that we will be required to repay any of these grants.

        In 2014 uniQure, Inc., our wholly owned subsidiary, received a grant from Massachusetts Life Science Company, or MLSC, under its Job Incentive Program (New Job Creation). Under our agreement with MLSC, we committed to the creation of 50 new permanent, full-time equivalent, employment roles for 2014. uniQure, Inc. received the cash award of $917,000 from MLSC in October 2014. The MLSC grant is a five-year contract, and uniQure, Inc. has decided to amortize the grant monthly, over the five-year life. Although, the grant was received in October, uniQure, Inc. did not reach the minimum number of full-time equivalent roles required under the agreement until December 2014. Therefore, the amortization of the grant started in December 2014.

Cost of Goods Sold

        Cost of goods sold includes the purchase price of raw materials, directly attributable labor costs and directly related charges by third party service providers, and the royalties and other related payments to third parties we must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera.

        We also include in cost of goods sold amounts that we are required to repay to the Dutch government in respect of a technical development loan that we received in the period from 2000 to 2005 to support the early development of Glybera. As of December 31, 2014, the total amount of principal and interest outstanding was €5.8 million. Under the terms of this contingent commitment, we are required to make repayments based on the timing and amount of revenues we receive from product sales of Glybera. In connection with our receipt of upfront payments from Chiesi for the commercialization of Glybera, we repaid €0.8 million of this loan in September 2013, which we recorded as cost of goods sold although no product sales occurred. No further payments will be made until sales of Glybera commence. In line with the timing of recording our product revenue we expect to pay to the Dutch government 20% of any gross amounts we receive from Chiesi in connection with sales of Glybera, as and when received, until the earlier of such time as the loan is repaid in full or December 31, 2019. Amounts that remain outstanding as of December 31, 2019, if any, would be forgiven. We have not recorded any liability for these amounts. To the extent we generate revenues from the sale of Glybera, we will recognize a liability and a corresponding charge to cost of goods sold in future periods.

        Should we obtain marketing approval in the United States for Glybera, we expect that our cost of goods sold for sales of Glybera in the United States would be significantly lower than our cost of goods sold for sales of Glybera in the European Union due principally to the existence of lower royalty obligations on U.S. sales.

Research and Development Expenses

        Research and development expenses consist principally of expenses associated with employees, manufacturing facilities, clinical development, collaborations with third parties, license fees, laboratory consumables and depreciation.

        During the period from 2006, when we received our first significant venture capital equity investment, to December 31, 2014, we incurred an aggregate of €130.4 million in research and development expenses. In addition, we began to capitalize our development expenses related to Glybera from March 21, 2013. We capitalized €3.7 million of such expenses in 2014, which we expect to begin amortizing once sales of Glybera commence, over the period through September 2032. We allocate our direct research and development expenses to our various programs on the basis of actual external expenses incurred in respect of each program and our allocation of time spent by our research and development team on each program. We do not allocate our overhead expenses to specific development programs. Our research and development expenses mainly relate to the following key programs:

  •
  Hemophilia B.  We have initiated a Phase I/II clinical trial of AMT-060 for the treatment of hemophilia B in the first quarter of 2015 in collaboration with Chiesi. Under our co-development agreement, we and Chiesi will each bear half of the development costs of this program.

  •
  Congestive heart failure.  In the third quarter of 2014, we started to incur costs related to the pre-clinical development of product candidates targeting the S100A1 gene, the rights to which we obtained through our acquisition of InoCard in July 2014.

  •
  Glybera.  We are undertaking preparations for the EMA-mandated post-approval clinical trials and patient registry and preparing for the initiation of that study under an IND with the FDA in the first half of 2016. We bear all of the costs of this program outside of the territories covered by the Chiesi agreement. Certain costs, including the patient registry for territories covered by the Chiesi agreement, will be shared equally with Chiesi.

  •
  Acute intermittent porphyria (AIP).  We have incurred costs related to the development and manufacture of clinical supplies of AMT-021 for the treatment of AIP provided to our collaborator, Digna Biotech, for its ongoing Phase I clinical trial in this indication.

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

        The table below sets forth our direct research and development expenses by program for the twelve-month periods ended December 31, 2013 and 2014:

	Twelve months ended December 31,
(€ in thousands, except percentages)	2013	%	2014	%	Change
					%
Glybera program*	2,727	20.7	7,051	20.8	0.1.
Hemophilia B program	3,034	23.0	6,557	19.3	(3.7)
AIP program	241	1.8	229	0.7	(1.1)
CNS programs	822	6.2	306	0.9	(5.3)
Technology platform development and research programs	6,358	48.3	19,789	58.3	10.0

Total	13,182	100	33,932	100	—

*
Excludes capitalized development expenses.

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

        Over the period through 2016, we anticipate that we will incur external expenses related to the further development of Glybera, including implementation of the patient registry, initiation and conduct of the post-approval clinical trials and additional development work to seek FDA approval, of approximately €7.0 million; in addition, we will incur significant related employee expenses.

        In addition, in connection with our collaboration and license agreement with 4D Molecular Therapeutics, we are incurring expenses to fund a joint research effort with 4D. Further, we granted options to purchase an aggregate of 609,744 of our ordinary shares to two consultants who will be providing services to us in connection with that agreement. The fair value of these options will vest over a three year future service period, and will have a significant impact on our expenses recognized. Finally, to the extent certain pre-clinical, clinical and regulatory milestones are met, we will make milestone payments to 4D.

Selling, General and Administrative Expenses

        Our selling, general and administrative expenses have consisted to date principally of employee, office, consultancy and other administrative expenses. We expect that our selling, general and administrative expenses will increase significantly in the future as our business expands and we add personnel in our commercial, finance and compliance groups, and as we commence manufacturing operations in our facility in Lexington, Massachusetts. We also incur additional expenses associated with operating as a public company, including expenses for additional personnel, additional legal, accounting and audit fees, directors' and officers' liability insurance premiums and expenses related to investor relations. In future periods, we will include in selling, general and administrative expenses our sales expenses related to the commercialization of Glybera in the European Union, including our market access efforts, as well as the costs related to the sales and marketing efforts we intend to undertake in the United States in advance of potential marketing approval for Glybera from the FDA.

Other Gains / Losses—Net

        Other gains / losses—net consist of foreign exchange losses that do not relate to borrowings. We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar and, to a lesser extent, the British pound, as we acquire certain materials and pay for certain licenses and other services in these two currencies. We have not established any formal practice to manage the foreign exchange risk against our functional currency.

Finance Income

        Our finance income consists of interest income earned on our cash and cash equivalents and gains on our derivative instruments, described below. We deposit our cash and cash equivalents primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts have historically generated only minimal interest income.

        Over time we have entered into various financing arrangements with our investors, including convertible notes issued in 2009 and converted into ordinary shares in April 2012, and further convertible notes issued in 2012 and 2013, which were converted into ordinary shares in July 2013. The notes that were converted in 2013 have a surviving embedded derivative element. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at fair value through profit and loss. The resulting gain is recognized in the consolidated income statement and accounted for as finance income.

Finance Expense

        Finance expenses in 2013 consisted primarily of interest due on our convertible notes, losses on the fair value measurements of our derivative instruments, and, to a lesser extent, the interest component of finance leases. In 2014, finance expenses are driven by the interest due on the Hercules venture debt loan, which was amended and increased in June 2014 to a total loan amount of $20.0 million.

Results of Operations

Comparison of the twelve months ended December 31, 2013 and 2014

	Twelve months ended December 31,
				% Change 2013 to 2014
(€ in thousands, except percentages)	2012	2013	2014
				%
Revenues:
License revenues	—	440	883	101

Collaboration revenues	—	2,503	3,802	52

Total revenues	—	2,943	4,685	59

Cost of goods sold	—	(800)	—	—

Other income	649	585	773	32

Expenses:
Research and development expenses	(10,231)	(13,182)	(33,932)	157
Selling, general and administrative expenses	(4,564)	(11,628)	(11,167)	(4)
Other gains / losses, net	(45)	(453)	5,807	—

Operating result	(14,191)	(22,535)	(33,834)	50
Finance income	22	102	254	149
Finance expense	(547)	(4,387)	(3,460)	(21)

Net loss	(14,716)	(26,820)	(37,040)	38

Revenues

        License revenues for the twelve months ended December 31, 2014 were €0.9 million, a 101% increase from the €0.4 million for the twelve months ended December 31, 2013. The Chiesi license payment was received in July 2013, thus the twelve-month period ending December 31, 2013 only includes a partial period of amortization, whereas the current year reflects a full period of amortization. We recorded no licence revenue for the twelve months ended December 31, 2012.

        Collaboration revenues for the twelve months ended December 31, 2014 were €3.8 million, a 52% increase from the €2.5 million for the twelve months ended December 31, 2013. This increase reflects increased reimbursement from Chiesi of development activities in connection with our hemophilia B program. We recorded no collaboration revenue for the twelve months ended December 31, 2012.

Cost of Goods Sold

        Cost of goods sold of €0.8 million in the twelve months ended December 31, 2013 consisted of the recognition of a repayment obligation to the Dutch government with respect to a portion of a technical development loan. This repayment obligation was triggered by our entitlement to receive during the second quarter of 2013 a €2.0 million upfront payment from Chiesi in relation to our Glybera program. We had no cost of goods sold in the twelve months of 2012 and 2014.

Other Income

        Other income for the twelve months ended December 31, 2014 was €0.77 million, a 32% increase from the €0.59 million recognized for the twelve months ended December 31, 2013. This change reflects a slight increase in employee-related government grants received.

Research and Development Expenses

        Research and development expenses for the twelve months ended December 31, 2014 were €33.9 million, a 157% increase from the €13.2 million incurred for the twelve months ended December 31, 2013. This increase reflected the expansion of our research and development activities to support our hemophilia B program and our other product candidates and research programs, as well as the build-up of staff in our Lexington facility. In addition, as part of our strategic collaboration with 4D Molecular Therapeutics entered into in January 2014, we incurred increased research and development expenses related to certain share-based payments of €6.3 million in relation to the management of 4D Molecular Therapeutics.

        Glybera-related raw materials that cannot be used for commercial purposes are accounted for as research and development expenses; Glybera-related materials, including raw materials and finished goods, that are expected to be used for commercial purposes are recorded as inventory on the balance sheet and are not accounted for within research and development expenses.

        The amount presented for the twelve months ended December 31, 2012 is reflecting the strategic reorganization and its related reduction in workforce and overall level of activity.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses for the twelve months ended December 31, 2014 were €11.2 million, a 4% decrease from the €11.6 million incurred for the twelve months ended December 31, 2013. This decrease resulted principally from higher legal and audit related expenses incurred in 2013 associated with the preparation of our initial public offering, partially offset by an increase in expenses related to being a public company, and the continued build-out of the administrative functions. The amount presented for the twelve month period ended December 31, 2012 is largely reflective of the costs associated with the corporate restructuring in addition to the expenses associated with the regular administrative functions.

Other losses—Net

        Other gains / losses—net for the twelve months ended December 31, 2014 were a gain of €5.8 million, compared with a loss of €0.45 million for the twelve months ended December 31, 2013. This increase reflects changes in the foreign exchange rate between the euro and the U.S. dollar. We have not established any formal practice to manage the foreign exchange risk against our functional currency. Other losses were not material for the twelve month period ended December 31, 2012.

Finance Income

        Finance income for the twelve months ended December 31, 2014 was €0.254 million, a 149% increase from the €0.1 million for the twelve months ended December 31, 2013. This reflects the increased interest income associated with our higher average cash balance in 2014 compared to 2013. Finance Income was not material for the twelve month period ended December 31, 2012.

Finance Expense

        Finance expense for the twelve months ended December 31, 2014 was €3.5 million, a 21% decrease from the €4.4 million for the twelve months ended December 31, 2013. The amount in 2013 primarily related to the revaluation of the embedded derivatives upon the conversion of the loan, which totaled €3.5 million, in addition to the interest on the Hercules venture debt loan received in June 2013. The €3.5 million in 2014 related to the interest on the Hercules venture debt loan for a total of €1.7 million combined with a foreign exchange result on the loan of €1.8 million. Finance expense for the twelve month period ended December 31, 2012 is reflective of the interest on the convertible loan and the charge on the movement in the value of the derivative element of the convertible loan, converted following the reorganization in April 2012.

Liquidity and Capital Resources

        In our early years we received funding and subsidized rent from the AMC, government grants, income for cGMP contract manufacturing of biologics for third parties, and small amounts of equity financing. From our first institutional venture capital financing in 2006 until our initial public offering in February 2014, we funded our operations primarily through private and public placements of equity securities, and convertible and other debt securities, in the aggregate amount of €204.4 million ($266.5 million). During this same period, we also received total other income, consisting principally of government grants and subsidies, of €6.7 million, and total nonrefundable collaboration funding of €17.0 million, and $20.0 million (€14.7 million) in venture debt financing.

        We had a net loss of €37.0 million in 2014, €26.8 million in 2013 and €14.7 million in 2012. As of December 31, 2014, we had an accumulated deficit of €181.0 million.

Cash flows

        Our cash and cash equivalents as of December 31, 2014 were €53.2 million. The table below summarizes our consolidated cash flow data for the unaudited twelve-month periods ended December 31, 2012, 2013 and 2014:

	Twelve months ended December 31,
(€ in thousands)	2012	2013	2014
Cash (used in) / generated by operating activities	(11,277)	(4,136)	(25,425)
Cash used in investing activities	(832)	(5,971)	(20,451)
Cash provided by financing activities	11,272	33,642	69,457

Net Cash (Used in)/Generated by Operating Activities

        Net cash used in operating activities was €25.4 million in the twelve months ended December 31, 2014; a 515% increase compared to the net cash used by operating activities of €4.1 million in the twelve months ended December 31, 2013. The amount for 2013 reflected the receipt of the upfront payment under our collaboration agreements with Chiesi. Net cash used in operating activities in the twelve months ended December 2012 was the result of normal operations with a reduced workforce and activity following the corporate reorganization undertaken in 2011 and 2012.

        In 2014 we have seen continued expenditures in progressing our pipeline products as well as the expense associated with the start-up of the operations in our Lexington, Massachusetts manufacturing facility.

Net Cash Used in Investing Activities

        Net cash used in investing activities was €20.5 million in the twelve months ended December 31, 2014, a 243% increase from €6.0 million in the twelve months ended December 31, 2013. The increase primarily reflected the continued build-out of our manufacturing facility in Lexington, Massachusetts.

Net cash used in investing activities in the twelve months ended December 31, 2012 related mostly to purchases of intangible assets and, to a lesser extent, purchases of property, plant and equipment.

Net Cash Generated from Financing Activities

        Net cash generated from financing activities was €69.5 million in the twelve months ended December 31, 2014, a 106% increase from €33.6 million in the twelve months ended December 31, 2013. The increase primarily reflected the receipt of net proceeds of €62.0 million in connection with our initial public offering in February 2014, and the amendment to the Hercules venture debt loan that resulted in a cash inflow of a net €7.2 million. Net cash generated from financing activities for the twelve months ended December 31, 2012 reflected our private placements of convertible notes and equity securities in connection with and following our corporate reorganization.

Cash and Funding Sources

        The table below summarizes our sources of financing for the twelve months ended December 31, 2012, 2013 and 2014.

(€ in thousands)	Equity Capital(1)	Convertible Notes	Other Debt	Total
twelve months ended December 31, 2014	62,429	—	7,184	69,613
twelve months ended December 31, 2013	14,294	11,999	7,492	33,785

twelve months ended December 31, 2012	9,774	1,498	—	11,272

Total	86,497	13,497	14,676	114,670

(1)
Excludes shares issued upon conversion of convertible notes

        Our sources of financing in the twelve months ended December 31, 2014 were:

  •
  the issuance and sale of 5,400,000 ordinary shares at an initial public offering price of $17.00 per share, with net proceeds of €62.0 million, after commissions and expenses;

  •
  an additional venture loan in the principal amount of $10.0 million from Hercules Technology Growth Capital; and

  •
  as of December 31, 2014, we had debt of €16.4 million, which consisted solely of amounts outstanding under the Hercules Agreement.

        Sources of financing for the twelve month periods ended December, 31 2012 and 2013 were the issuance and sales of our convertible notes, the initial venture debt loan with Hercules Technology Growth Capital, the issuance and sale of ordinary shares to Chiesi, and the issuance and sale of shares to employees and existing shareholders.

Funding Requirements

        We believe our cash and cash equivalents as at December 31, 2014, when taken together with additional funds raised since that date following the collaboration with Bristol-Myers Squibb, will enable us to fund our operating expenses, including our debt repayment obligations as they become due, and capital expenditure requirements, for the next twelve months and beyond. For further disclosure please refer to Item 4 for a description of the BMS Collaboration. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources earlier than we currently expect. Our future capital requirements will depend on many factors, including:

  •
  the potential to receive future consideration pursuant to our collaboration with BMS, which is largely contingent on achieving certain research, development, regulatory and sales milestones;

  •
  the commercial success of Glybera, including the timing and amount of revenues generated, as well as our cost of goods sold;

  •
  our collaboration agreements remaining in effect, our ability to obtain research and development funding and achieve milestones under these agreements and our ability to enter into other such new arrangements in the future;

  •
  the progress and results of our current and planned clinical trials, including for Glybera and AMT-060 for hemophilia B, as well as those of our collaborators;

  •
  the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for S100A1 in congestive heart failure and our additional product candidates;

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

  •
  the repayments of the principal amount of our venture debt loan with Hercules Technology Growth Capital, that contractually will start in January 2016 and will run through June 2018;

  •
  the extent to which we acquire or in-license other products or technologies; and

  •
  the costs associated with maintaining quality compliance and optimizing our manufacturing processes, including the operating costs associated with our Lexington, Massachusetts manufacturing facility.

        We have no committed sources of additional financing, other than our collaboration agreements with Chiesi and, upon closing, our collaboration with BMS. Until such time, if ever, as we can generate substantial product revenues from sales of Glybera by Chiesi or otherwise, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution and licensing arrangements. We are subject to covenants under the Hercules Agreement, and may become subject to covenants under any future indebtedness that could limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, which could adversely impact our ability to conduct our business. In addition, our pledge of assets as collateral to secure our obligations under the Hercules Agreement may limit our ability to obtain debt financing. To the extent we need to finance our cash needs through equity offerings or debt finanings, such financing may be subject to unfavorable terms including without limitation, the negotiation and execution of definitive documentation, as well as credit and debt market conditions, and we may not be able to obtain such financing on terms acceptable to us or at all. If financing is not available when needed, including through debt or equity financings, or is available only on unfavorable terms, we may be unable to meet our cash needs. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, which could have a material adverse effect on our business, financial conditions, results of operations and cash flows. No assurances can be given that the company's actions as described above will ultimately be successful in meeting its funding needs. Please refer to the Risk Factors section, and in particular the Risk Factor entitled: "We will likely need to raise additional funding, which may not be available on acceptable terms, or not at all. Failure to obtain capital when needed may force us to delay, limit or terminate our product development efforts or other operations which could have a material advese effect on our business, financial consitions, results of operations and cash flows" for further information.

Capital Expenditures

        The following table sets forth our capital expenditures for the twelve months ended December 31, 2012, 2013 and 2014:

	Twelve months ended December 31,
(€ in thousands)	2012	2013	2014
Investments in property, plant and equipment	(392)	(1,336)	(15,769)
Investments in intangible assets	(553)	(4,652)	(3,367)

Acquisition of Business	—	—	(1,463)

Total	(945)	(5,988)	(20,599)

        In the third quarter of 2014, we completed the build-out, started in 2013, of a leased manufacturing facility in Lexington, Massachusetts of approximately 53,000 square feet. The total construction costs amount to approximately $16.8 million (€13.8 million), of which the landlord has paid $7.3 million (€6.0 million) in landlord improvements. In addition, we anticipate the total investment in property, plant and equipment to be approximately $8.2 million (€6.7 million). As of December 31, 2014, we had capitalized $22.5 million (€18.5 million) and had contractual commitments of a further $1.5 million (€1.2 million) related to the further build-out of the facility. In addition, we provided a landlord deposit of $1.2 million (€1.0 million).

        The investments in Intangible Assets relate to the capitalization of licenses and the ongoing capitalization of Glybera-related development costs.

        The Acquisition of Business line item relates to the InoCard transaction that was complete on July 31, 2014.

Contractual Obligations and Commitments

        The table below sets forth our contractual obligations and commercial commitments as of December 31, 2014 that are expected to have an impact on liquidity and cash flows in future periods.

	Payments due by period
(€ in thousands)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
License maintenance obligations(1)(2)	306	—	—	—	306
Debt obligations(3)	1,710	7,773	11,480	—	20,963
Operating lease obligations	1,918	1,830	4,564	7,285	15,597
Finance lease obligations	168	134	—	—	302
Construction commitment US Facility	1,200	—	—	—	1,200

Total	5,302	9,737	16,044	7,285	38,368

(1)
Annual license maintenance payments will be no longer payable following the expiration of the license payment obligations. Thereafter, we have a fully paid-up license.

(2)
Amounts are paid annually in advance; to the extent that we could terminate the agreement prior to the date of the next maintenance payment, these maintenance fees are not included within the research commitments detailed in the notes to the financial statements.

(3)
Amounts disclosed includes both interest expense and principal repayments.

        The table above does not include:

  •
  Payments we may be obligated to make under our license or collaboration agreements, other than fixed periodic maintenance costs. Such additional payment obligations, in either milestones or royalties, may be material.

  •
  Our obligations to repay the Dutch technical development loan described below.

  •
  Our obligations under the collaboration and license agreement with 4D Molecular Therapeutics, entered into in January 2014, to fund research and development activities at a cost of approximately $3.0 million in aggregate over the next three years and approximately $200,000 of licenses fees during the first year.

  •
  Obligations to the former shareholders of InoCard. These milestone obligations can be settled in either cash or ordinary shares.

Hercules Loan and Security Agreements

        We are party to a Loan and Security Agreement entered into with Hercules on June 13, 2013. Under the Loan and Security Agreement, we borrowed $10.0 million (€7.4 million) from Hercules, bearing interest at a variable rate of the greater of 11.85% or an amount equal to 11.85% plus the prime rate of interest minus 3.25%.

        On June 26, 2014, we entered into an amended and restated Loan and Security agreement (which amends and replaces the original Loan Agreement) which increased the aggregate amount that we may borrow up to $20,000,000 (€14,600,000), net of expenses for facility charges of 1.00% plus expenses related to legal counsel. The additional amount of $10,000,000 (€7,344,000) was received net of expenses of $218,000 (€160,000). This resulted in a total cash inflow of $9,782,000 (€7,184,000). The new loan commitment is $20,000,000 with an interest rate of 10.25% which matures over a period of 48 months. Also included are two back-end fees of $345,000 and $250,000, due October 2016 and June 2018 respectively. The interest-only period is 18 months. We are required to repay the loan in monthly principal installments from January 2016 through June 2018. As the terms of the amended loan agreement changed significantly compared to the original loan agreement (maturity date, interest rate, payback schedule), we fully amortized the unamortized transaction costs at issue, which is required under IAS39, resulting in an extra amortization charge through profit and loss in 2014 of $193,000 (€141,000).

        The Loan and Security agreement also provides for payment of a maturity charge, the amount of which was reduced in exchange for the issuance to Hercules, on September 24, 2013, of 37,174 warrants, at an exercise price of $13.45 per share. The warrant included in the Loan and Security Agreement is not closely related to the host contract and therefore has been split and accounted-for separately as a financial derivative measured at fair value though profit or loss. The fair value of this derivative as of December 31, 2014 was €207,000 compared to €217,000 on December 31, 2013.

        During the quarter ended September 30, 2014, the current obligation of this loan facility reduced to nil, as the amended agreement introduced a further extension of the interest only period to January 1, 2016.

        The borrowings under the Loan and Security Agreement were classified as non-current borrowings of €16.4 million, net of expenses, as of December 31, 2014. For the twelve-month period ended December 31, 2014, we recorded €1.6 million as finance expenses in relation to the Amended Loan and Security Agreement, compared to €0.5 million for the same period in 2013, and noted the loan commences in the third quarter of 2013.

        The exchange result on the borrowings under the Loan and Security Agreement amounts to €1.8 million.

        We have pledged substantially all of our assets as collateral to the Hercules loan, by means of a first ranking right of pledge. The Loan and Security Agreement contains covenants that restrict our ability to, among other things, incur future indebtedness and obtain additional financing, to make investments in securities or in other companies, to transfer our assets, to perform certain corporate changes, to make loans to employees, officers and directors, and to make dividend payments and other distributions. Further, we are required to keep a minimum cash balance deposited in bank accounts in the United States, equivalent to the lesser of the outstanding balance of principal due and 50% of our worldwide cash reserves. This restriction on the cash reserves only relates to the location of the cash reserves, but all cash reserves are at free disposal of the Company. The Loan and Security Agreement contains default provisions that include the occurrence of a material adverse effect, as defined therein, which would entitle Hercules to declare all principal, interest and other amounts owed by us immediately due and payable. As of December 31, 2014, we were in compliance with these covenants in all material respects.

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

Market Risk

        We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, particularly as we expand our operations in the United States and build out our manufacturing facility in Lexington, Massachusetts. We have not established any formal practice to manage the foreign exchange risk against our functional currency. Our loan from Hercules, was received and is repayable in U.S. dollars, and starting in the fourth quarter of 2013 and throughout

2014, we incurred obligations in U.S. dollars in respect of our manufacturing facility in Lexington, Massachusetts, as described above.

        Our interest rate risk arises from short and long term borrowings. In June 2013, we entered into the Hercules Agreement under which our borrowings bear interest at a variable rate. Borrowings issued at fixed rates expose us to fair value interest rate risk. As of December 31, 2013, the loans issued under the Hercules Agreement bore interest at the rate of the greater of 11.85% and an amount equal to 11.85% plus the prime rate of interest minus 3.25%. On June 26, 2014, we entered into an amended and restated loan agreement with Hercules, which replaces the original loan agreement. Pursuant to the amended and restated agreement, the total loan commitment is now $20,000,000 with an interest rate of 10.25% which matures over a period of 48 months and two back-end fees of $345,000 and $250,000 respectively payable in October 2016 and June 2018. The interest-only period is 18 months.

Credit Risk

        Credit risk is managed on company basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to wholesale customers, including outstanding receivables and committed transactions. We currently have no wholesale debtors other than Chiesi.

        Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Liquidity Risk

        We believe that our existing cash and cash equivalents, including proceeds of our initial public offering in February 2014, the amended Hercules loan, anticipated payments under our agreements with Chiesi and the agreement entered into with Bristol-Myers Squibb will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

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

Revenue Recognition

        We did not generate any revenues from royalties or product sales for 2013 or 2014.

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

Corporate and Other Taxes

        We are subject to corporate taxes in the Netherlands, the United States and Germany. Significant judgment is required in determining the use of net operating loss carry forwards and taxation of upfront and milestone payments for corporate tax purposes. There are many transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred corporate tax assets and liabilities in the period in which such determination is made.

        We did not recognize any taxes or income during the periods covered by financial statements contained in this annual report, since we are in a loss making position and have a history of losses. As of December 31, 2014, the total amount of tax losses carried forward under the Dutch tax regime was €145.1 million.

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

        Following the InoCard acquisition and in line with the Purchase Price Allocation under IFRS 3 we have recognized a deferred tax liability, based on the acquired asset labeled as In Process Research and Development times the German Corporate tax rate

Impairments of Assets

        Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the year ended December 31, 2014, management reviewed the carrying amount of these assets and determined that no adjustments to carrying values were required.

        On assets that are not subject to amortization, we annually perform an impairment review based on the fair value less cost of disposal method. For the purpose of assessing impairment, we group assets at the lowest levels for which there are separately identifiable cash flows (cash generating units).

We currently use all material assets in the development of certain gene therapy products. Therefore, the management regularly reviews all our activities as a single component and one cash generating unit. Although we are not currently selling any products, our collaborator, Chiesi, is preparing the commercial launch of Glybera in the European Union. Our future revenues from product revenue will depend on the success of Chiesi's commercialization efforts and our success in obtaining marketing authorization for Glybera and any other product candidates in additional countries. Based on management's expectations of revenues and gross margin from anticipated sales of Glybera by Chiesi, the management has determined that no impairment charge in respect of intangible assets relating to Glybera is necessary. These expectations are principally based on management's estimate of the market size for Glybera and the gross margin that management expects to realize.

        Next to Glybera-related intangible assets, in the impairment review we also considered the intangible assets associated with other pipeline products and the manufacturing platform. New to the review in 2014 were the In Process Research and Development and Goodwill as they arose from the InoCard acquisition.

        We have determined that no impairment charge is required for the year ended December 31, 2014. Performing a further sensitivity analysis on the fair value calculation (by for example, reducing the fair value per ordinary share by 20%, as used in the calculation of the enterprise value), did not change management's conclusion that no impairment charge was required.

Compound Financial Instruments

        We classify a financial instrument or its component parts on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. We have analyzed the convertible loans we issued in 2012 and 2013 and the venture debt financing received from Hercules in 2013 and 2014, and concluded that both instruments were composed of a loan component and an embedded financial derivative component, which qualified as financing liabilities. We estimated the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the instruments on the valuation date.

Fair value of Financial instruments

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

        The Company has determined that the contingent consideration arising from the InoCard acquisition is classified as level 3 in the fair value measurement hierarchy and that the warrants after the IPO in February 2014 were to be classified as a level 2, as our shares are currently traded on NASDAQ under the symbol "QURE" and the valuation of the warrants is derived from the quoted share price. Please refer to note 4 to our consolidated financial statements contained in this annual report for the sensitivity analysis relating to the fair value of the warrants and contingent consideration.

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

        We account for share options as an expense in the statement of comprehensive income over the estimated vesting period, with a corresponding contribution to equity. See Note 13 to our audited consolidated financial statements included elsewhere in this annual report for a discussion of the total expense recognized in the statement of comprehensive income for share options granted to employees, supervisory board members and consultants.

        The following table summarizes, by grant date, the number of ordinary shares underlying share options granted from January 1, 2012 through December 31, 2014, as well as the associated per share exercise price, the estimated fair value per ordinary share on the grant date, the retrospective estimated fair value per share on the grant date, and the estimated fair value per option as of the grant date:

GRANT DATE	NUMBER OF ORDINARY SHARES UNDERLYING OPTIONS GRANTED	EXERCISE PRICE PER ORDINARY SHARE	ESTIMATED FAIR VALUE PER ORDINARY SHARE AT GRANT DATE		RETROSPECTIVE FAIR VALUE PER ORDINARY SHARE AS OF GRANT DATE(1)	ESTIMATED FAIR VALUE PER OPTION AS OF GRANT DATE
April 5, 2012	1,366,304	€3.07	€3.07		€3.07	€2.05
June 12, 2012	15,000	3.07	3.07		3.07	2.05
December 1, 2012	140,652	3.07	3.07		4.85	3.35
December 22, 2012	84,391	3.07	3.07		5.10	3.60
January 1, 2013	112,000	5.00	5.00		5.45	3.40
March 26, 2013	14,065	5.00	5.00		7.65	5.30
June 5/6, 2013	28,000	10.10	10.10		12.60	8.15
September 1, 2013	140,652	10.10	13.30		N/A	8.85
October 1, 2013	6,751	3.07	13.40		N/A	12.35
January 17, 2014	609,744	0.05	12.60	(2)	N/A	12.55
May 27, 2014(3)	926,000	$9.35	$8.66	(4)	N/A	$5.24
October 15 2014(3)	189,000	$9.63	$9.63	(4)	N/A	$5.93

(1)
The fair value of our ordinary shares at the grant date was adjusted in connection with our retrospective fair value assessment for financial reporting purposes, as described below.

(2)
The Euro equivalent of the initial public offering price on February 10, 2014.

(3)
The 2014 option grants after the IPO are all denominated in USD

(4)
For the 2014 option grants after the IPO the NASDAQ close on day of grant is presented

        As of December 31, 2014 a total of 3,053,840 options were outstanding under (with exercise prices both in U.S. dollars and euros and ranging from €0.05 - €10.10 and $9.35 - $9.63) the above mentioned grant dates, of which 1,423,175 had vested. As of December 31, 2014, the unrecognized expense related to the options which have been granted and remained outstanding was €4.8 million.

Recent Accounting Pronouncements

        There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2014 that had or are expected to have a material impact on our financial position.

        A number of new standards and amendments to standards and interpretations (e.g IFRS9, IFRS15) are effective for annual periods beginning after January 1, 2014 and have not been applied in preparing these consolidated financial statements.

        We are yet to assess the full impact of the above standards but none of these are expected to have a material effect on our consolidated financial statements.

C.    Research and Development Expenses, Patents and Licenses, etc.

        See "Information on the Company—Business Overview—Intellectual Property" and "Operating and Financial Review and Prospects."

D.    Trend Information

        See "Operating and Financial Review and Prospects."

E.    Off-Balance Sheet Arrangements

        Over the period from October 1, 2000 through May 31, 2005, we received a grant called a "Technisch ontwikkelingskrediet," or technical development loan, from the Dutch government. We received grants totaling €3.6 million during the grant period. The grant amount bears interest of 5.7% per year and includes a repayment clause in the event we generate revenues from Glybera, during the period from January 1, 2008 through December 31, 2019, based upon a percentage of revenues which are derived from the sale of Glybera, if any. If future amounts received are not sufficient to repay the grant on or prior to December 31, 2019, or if there are no revenues generated from Glybera, the remaining balance will be forgiven. The amount of this contingent commitment as of December 31, 2014 totaled €5.8 million, comprising the original grant together with accrued interest, less an initial repayment made in the third quarter of 2013. We have not recorded any liability to repay amounts in respect of this contingent commitment. Further amounts may be recognized once revenues related to produce sales at Glybera commence.

        As of the date hereof, and during the periods presented herein, we did not have any other off-balance sheet arrangements.

F.     Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

        The table below sets forth our contractual obligations and commercial commitments as of December 31, 2014 that are expected to have an impact on liquidity and cash flows in future periods.

	PAYMENTS DUE BY PERIOD
(€ in thousands)	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	MORE THAN 5 YEARS	TOTAL
License maintenance obligations(1)(2)	306	—	—	—	306
Debt obligations	1,710	7,773	11,480	—	20,963
Operating lease obligations	1,918	1,830	4,564	7,285	15,597
Finance lease obligations	168	134	—	—	302
Construction commitment US Facility	1,200	—	—	—	1,200

Total	5,302	9,737	16,044	7,285	38,368

(1)
Annual license maintenance payments will be no longer payable following the expiration of the license payment obligations. Thereafter, we have a fully paid-up license.

(2)
Amounts are paid annually in advance; to the extent that we could terminate the agreement prior to the date of the next maintenance payment, these maintenance fees are not included within the research commitments detailed in the notes to the financial statements.

        The table above does not include:

  •
  Payments we may be obligated to make under our license or collaboration agreements, other than fixed periodic maintenance costs. Such additional payment obligations, in either milestones or royalties, may be material.

  •
  Our obligations to repay the Dutch technical development loan described below.

  •
  Our obligations under the collaboration and license agreement with 4D Molecular Therapeutics, entered into in January 2014, to fund research and development activities at a cost of approximately $3.0 million in aggregate over the next three years and approximately $200,000 of licenses fees during the first year.

  •
  Obligations to the former shareholders of InoCard. These milestone obligations can be settled in either cash or ordinary shares.

G.    Safe harbor

        See "Forward-Looking Statements".

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

        Our supervisory board is currently composed of the following members, all of whom are independent under applicable NASDAQ standards:

NAME	AGE	POSITION	MEMBER SINCE(1)	TERM EXPIRES
Ferdinand Verdonck	72	Member of the Supervisory Board (Chairman)	2012	2017
Joseph M. Feczko	66	Member of the Supervisory Board	2012	2016
Will Lewis	46	Member of the Supervisory Board	2014	2017
David Schaffer	45	Member of the Supervisory Board	2014	2016
Sander Slootweg	46	Member of the Supervisory Board	2012	2015
Paula Soteropoulos	47	Member of the Supervisory Board	2013	2017
Sander van Deventer	60	Member of the Supervisory Board	2012	2016

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

        Will Lewis has served as a member of our supervisory board since June 2014. Mr. Lewis is currently President, Chief Executive Officer and member of the Board of Directors of Insmed, a biopharmaceutical company specialized in inhalation therapies for orphan lung diseases. Prior to joining Insmed in 2012, he was President and Chief Financial Officer of Aegerion Pharmaceuticals, Inc., which he also co-founded. At Aegerion, he played a pivotal role in re-orienting the company's strategy to focus on orphan disease indications. He previously worked in the U.S. and Europe in investment banking for JP Morgan, Robertson Stephens and Wells Fargo. During his time in banking, he was involved in a broad range of domestic and international capital raises and advisory work valued at more than $20 billion. He serves on the Board of Directors of Oberlin College and is a member of the Visiting Committees of the Weatherhead School of Management of Case Western Reserve University and The Hawken School. He holds a B.A. from Oberlin College and an M.B.A./J.D. from Case Western Reserve University. We believe that Mr. Lewis is qualified to serve on our supervisory board due to the depth of his experience in the biotechnology and finance industries.

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

NAME	AGE	POSITION	DATE OF APPOINTMENT
Jörn Aldag	55	Chief Executive Officer	October 4, 2009
Matthew Kapusta(1)	42	Chief Financial Officer	January 1, 2015

(1)
Matthew Kapusta was appointed Chief Financial Officer in January 2015. His appointment to the management board is subject to approval at our 2015 annual general meeting.

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

        Matthew Kapusta has served as our chief financial officer since January 2015. Mr Kapusta has nearly 20 years of experience in the life sciences industry. Most recently, Mr. Kapusta was Senior Vice President at AngioDynamics responsible for corporate development, strategic planning and national accounts. Prior to AngioDynamics, he served as Vice President, Finance for Smith & Nephew Orthopaedics. Mr. Kapusta's career also includes more than a decade of investment banking experience focused on emerging life sciences companies. Mr. Kapusta was Managing Director, Healthcare Investment Banking at Collins Stewart, and held various positions at Wells Fargo Securities, Robertson Stephens and PaineWebber. Mr. Kapusta holds a Master of Business Administration from New York University's Stern School of Business, a Bachelor of Business Administration from University of Michigan's Ross School of Business and earned his Certified Public Accountant license in 1996 while at Ernst & Young. Mr. Kapusta's appointment to our management board is subject to approval at our 2015 annual general meeting. We believe that Mr. Kapusta is qualified to serve on our management board due to his broad expertise in the biotechnology and finance industries.

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

NAME	AGE	POSITION
Eric Goossens	49	Chief Operating Officer
Christian Meyer, M.D.	47	Chief Medical Officer
Harald Petry	55	Chief Science Officer
Hans Preusting	52	Chief Business Officer
Hans Christian Rohde	57	Chief Commercial Officer

        Eric Goossens has served as our chief operating officer since 2014, prior to which he worked for Dätwyler Pharma Packaging Belgium N.V. for three years as Site Director responsible for the Belgium and Germany sites. Before this, he held leadership positions in operations at Sekisui S-LEC Europe B.V., where he was responsible for the Film Plant Operations and Supply Chain. From 2002 to 2006 he was Project Manager and Director Production Operations at Centocor B.V. where he played an important role in a major site expansion, building a new biopharmaceutical production facility. Mr. Goossens holds a Master's degree in Chemistry from the University of Utrecht, the Netherlands, as well as a Master of Engineering from the University of Twente, the Netherlands. His educational background includes international executive leadership programs at the business schools of INSEAD and IMD.

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

        Hans Christian Rohde has served as our chief commercial officer since December 2012. Mr. Rohde has almost 25 years of experience in commercial roles at leading biotechnology and pharmaceutical companies. From 2007 until 2012 he was chief commercial officer at Basilea Pharmaceutica, a pharmaceutical company, and a member of its executive management committee with responsibility for global commercial operations, marketing, supply chain, medical affairs, pricing and market access. Prior to Basilea Pharmaceutica, Mr. Rohde was corporate vice president, head of global therapeutic areas reproductive health and endocrinology at Merck-Serono, a pharmaceutical company, from 2003 until 2007. Prior to this, he was responsible for international marketing and global market development at Biogen Idec, a biotechnology company. Mr. Rohde holds a master of science from the University of Copenhagen and a master of business administration from the Birmingham Business School, the University of Birmingham in the United Kingdom.

B.    Compensation

        The below table sets out a breakdown of the compensation, in aggregate, for members of our supervisory board, management board and senior management:

		SHORT TERM EMPLOYEE BENEFITS	SHARE- BASED PAYMENTS(1)	POST- EMPLOYMENT BENEFITS	ADVISORS FEES	TERMINATION BENEFITS	TOTAL
		(€ in thousands)
Year ended December 31, 2014	Supervisory Board	0	162	0	178	0	340
	Management Board	646	660	25	0	0	1,331
	Senior Management	1,791	1,437	208	0	0	3,436

		2,437	2,259	233	178	0	5,107

(1)
For information on share ownership and options held by our supervisory directors, managing directors and senior management, please see "Major Shareholders and Related Party Transactions—Major Shareholders."

        For further detail on compensation of members of our supervision board, management board and senior management, see Note 31 to the audited consolidated financial statements included elsewhere in this annual report.

C.    Board Practices

Committees of the Supervisory Board

        We have an audit committee, a remuneration committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

Audit Committee

        Our audit committee consists of Mr. Lewis (Chairman), Ms. Soteropoulos and Mr. Verdonck. Each member satisfies the independence requirements of the NASDAQ listing standards, and Mr. Verdonck qualifies as an "audit committee financial expert," as defined in Item 16A of Form 20-F and as determined by our supervisory board. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee is responsible for, among other things:

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

Remuneration Committee

        Our remuneration committee consists of Messrs. van Deventer (Chairman), and Verdonck. Each member satisfies the independence requirements of the NASDAQ listing standards. The remuneration committee assists the supervisory board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the remuneration committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Messrs. van Deventer (Chairman) and Verdonck. Each member satisfies the independence requirements of the NASDAQ listing standards. The nominating and corporate governance committee assists the supervisory board in selecting individuals qualified to become our supervisory directors and in determining the composition of the supervisory board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.    Employees

        As of December 31, 2014, we had a total of 162 employees, of whom 27 had an M.D. or Ph.D. degree, or the foreign equivalent. Of these employees, 22 were engaged in research and development, three in clinical development, and two in business development functions. We also engaged 28 consultants and contract workers. We do not currently have in place a works council.

E.    Share Ownership

        See "Major Shareholders and Related Party Transactions."

ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2015 by:

  •
  each of the members of our management board and supervisory board;

  •
  each of our other members of senior management; and

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ordinary shares.

        The column entitled "Total Percentage" is based on a total of 18,428,866 ordinary shares outstanding as of March 31, 2015, determined on the following basis: beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2015 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of our ordinary shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o uniQure B.V., Meibergdreef 61, 1105 BA, Amsterdam, the Netherlands.

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED	TOTAL PERCENTAGE
Major Shareholders:
Entities affiliated with Forbion(1)	4,393,524	23.8%
Cooperatieve Gilde Healthcare II U.A.(2)	1,740,315	9.4%
Coller International Partners V-A, L.P.(3)	6,512,045	35.1%
Chiesi Farmaceutici S.p.A.(4)	1,109,214	6.0%
FMR, LLC(5)	1,759,490	9.6%
Management Board Members, Supervisory Board Members and Senior Management
Ferdinand Verdonck(6)	161,076	*
Sander Slootweg(7)	4,394,774	23.8%
Sander van Deventer(8)	4,404,206	23.9%
Joseph M. Feczko(9)	66,525	*
David Schaffer	152,436	*
Paula Soteropoulos(10)	6,421	*
Will Lewis (11)	2,500	*
Jörn Aldag(12)	405,079	2.2%
Matthew Kapusta(13)	0	*
Eric Goossens(14)	10,000	*
Christian Meyer(15)	92,396	*
Harald Petry(16)	148,779	*
Hans Preusting(17)	150,679	*
Hans Christian Rohde(18)	161,252	*
All current management board members, supervisory board members, and senior management as a group	5,762,599	29.6%
Total shares held by management board members, supervisory board members, senior management and major shareholders	12,490,139	63.7%

*
Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

(1)
Forbion's beneficial ownership consists of (i) 987,674 ordinary shares held by Coöperatieve AAC LS U.A., or Coöperatieve; (ii) 1,520,598 ordinary shares held by Forbion Co-Investment Coöperatief U.A., or FCI; (iii) 1,865,493 ordinary shares held by Forbion Co-Investment II Coöperatief U.A., or FCI II; (iv) warrants held by FCI to purchase 9,900 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date; and (v) 9,859 ordinary shares held by SJH van Deventer CV, or SJH. Forbion 1 Management B.V., the director of Coöperatieve and FCI, and Forbion 1 Co II Management B.V., the director of FCI II, and Forbion Capital Partners Management Services B.V., or Forbion Capital Partners, the general partner of SJH, may be deemed to have voting and dispositive power over the ordinary shares held by Coöperatieve, FCI, FCI II and SJH. Investment decisions with respect to the ordinary shares held by Coöperatieve, FCI, FCI II and SJH can be made by any two of the duly authorized representatives of Coöperatieve, FCI, FCI II and SJH. Mr. Slootweg and Dr. van Deventer are partners of Forbion Capital Partners, which acts as the investment advisor to the directors of Coöperatieve, FCI, FCI II and as General Partner to SJH. Each of Mr. Slootweg and Dr. van Deventer disclaim beneficial ownership of such ordinary shares, except to the extent of his pecuniary interest therein. The address of Forbion Capital Partners, Coöperatieve, FCI, FCI II and SJH is Gooimeer 2-35, 1411 DC Naarden, The Netherlands.

(2)
Cooperatieve Gilde Healthcare II A.A.'s beneficial ownership consists of (i) 1,730,415 ordinary shares held by Coöperatieve Gilde Healthcare II U.A. and (ii) warrants held by Coöperatieve Gilde Healthcare II U.A. to purchase 9,900 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date. The manager of Coöperatieve Gilde Healthcare II U.A. is Gilde Healthcare II Management B.V., or Gilde Management, and Gilde Management is owned by Gilde Healthcare Holding B.V., or Gilde Holding. Three managing partners, Edwin de Graaf, Marc Olivier Perret and Martenmanshurk B.V. (of which Pieter van der Meer is the owner and manager) each own 28.66% of Gilde Holding and Stichting Administratiekantoor Gilde Healthcare Holding, or Stichting, owns 14% of Gilde Holding. Stichting is controlled by Mr. de Graaf, Mr. Perret and Martenmanshurk B.V. and issued depository receipts for shares in Gilde Holding to two partners, Arthur Franken and Dirk Kersten. Each of Mr. de Graaf, Mr. Perret and Mr. van der Meer share voting and dispositive power of the shares, and disclaim beneficial ownership of the shares except to the extent of their respective pecuniary interest therein. The address of Coöperatieve Gilde Healthcare II U.A. is Newtonlaan 91, 3584 BP, Utrecht, The Netherlands.

(3)
Coller International Partners V-A, L.P.'s beneficial ownership consists of (i) 2,019,511 ordinary shares held by Coller International Partners V-A, L.P., or Coller; (ii) warrants held by Coller to purchase 99,010 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date; (iii) 987,674 ordinary shares held by Coöperatieve; (iv) 1,520,598 ordinary shares held by FCI; (v) 1,865,493 ordinary shares held by FCI II; (vi) warrants held by FCI to purchase 9,900 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date and (vii) 9,859 ordinary shares held by SJH. Coller is a limited partner of the Forbion funds. Coller has no dispositive or voting power over ordinary shares held by the Forbion funds and disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein. See footnote 1 above. The general partner of Coller is Coller International General Partner V, L.P. of which Coller Investment Management Limited, or CIML, is the general partner. The directors of CIML are Jeremy Joseph Coller, Cyril Joseph Mahon, Roger Alan Le Tissier, Paul McDonald, Peter Michael Hutton, John Charlton Loveless and Andrew Thane Maden Hitchon and may be deemed to share voting and dispositive power with respect to the ordinary shares held by Coller. The CIML directors disclaim beneficial ownership of such ordinary shares except to the extent of their pecuniary interest therein. The address of Coller is c/o Coller Investment Management Limited, PO Box 255, Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands.

(4)
The registered office of Chiesi Farmaceutici S.p.A is Via Palermo, 26, 43122 Parma, Italy.

(5)
The registered office of FMR, LLC is 245 Summer Street, Boston, MA 02210, United States.

(6)
Mr Verdonck's beneficial ownership consists of 75,435 ordinary shares and options to purchase 85,641 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date.

(7)
Mr Slootweg's beneficial ownership consists of options to purchase 1,250 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date, together with securities held by funds affiliated with Forbion. See footnote 1 above.

(8)
Mr van Deventer's beneficial ownership consists of 9,432 ordinary shares and options to purchase 1,250 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date, together with securities held by funds affiliated with Forbion. See footnote 1 above.

(9)
Mr Feczko's beneficial ownership consists of 27,768 ordinary shares and options to purchase 38,757 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date.

(10)
Ms Soteropoulos's beneficial ownership consists of options to purchase 6,421 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date.

(11)
Mr Lewis's beneficial ownership consists of options to purchase 2,500 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date.

(12)
Mr Aldag's beneficial ownership consists of 39,389 ordinary shares and options to purchase 365,690 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date.

(13)
Mr Kapusta's appointment to our management board is subject to approval at our 2015 annual general meeting.

(14)
Mr Goossens' beneficial ownership consists of options to purchase 10,000 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date.

(15)
Mr Meyer's beneficial ownership consists of options to purchase 92,396 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date.

(16)
Mr Petry's beneficial ownership consists of 627 ordinary shares and options to purchase 148,152 ordinary shares that are exercisable as March 31, 2015 or will become exercisable within 60 days after such date.

(17)
Mr Preusting's beneficial ownership consists of 2,527 ordinary shares and options to purchase 148,152 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date.

(18)
Mr Rohde's beneficial ownership consists of 13,100 ordinary shares and options to purchase 148,152 ordinary shares that are exercisable as of March 31, 2015 or will become exercisable within 60 days after such date.

Holdings by U.S. Shareholders

        As of March 31, 2015, there was one holder of record of ordinary shares (Cede & Co., as nominee for DTC), holding approximately 63.8% of our ordinary shares.

B.    Related Party Transactions

        Since January 1, 2014, we have engaged in the following transactions with the members of our supervisory board, management board, senior management, holders of ordinary shares, and their affiliates, which we refer to as our related parties.

2014 Initial Public Offering

        In February 2014, we completed our initial public offering, raising $91.8 million before expenses and underwriting commissions, through an issue of our ordinary shares at a price of $17 per share.

        The following table sets forth the number of ordinary shares purchased by our related parties.

SHAREHOLDER	NUMBER OF ORDINARY SHARES
Forbion Co-Investment Coöperatief U.A.	58,823
Coller International Partners V-A, L.P.	1,029,412
Cooperatieve Gilde Healthcare II U.A.	79,412

Grants of Options to Related Parties

        We granted options to members of the supervisory board, management board and senior management. Details of options granted are included within the beneficial ownership table above.

4D Molecular Therapeutics Collaboration

        On January 17, 2014, we entered into a collaboration and license agreement with 4D Molecular Therapeutics, as described in "Information on the Company—Business Overview" above. 4D Molecular Therapeutics is a company co-founded by Dr. David Schaffer, who was appointed to our supervisory board on January 27, 2014 pursuant to the terms of that collaboration. In connection with this transaction, we have agreed to provide specified research and development financing, are obligated to make certain upfront, royalty and milestone payments, and have granted an option to purchase up to 304,872 ordinary shares at an exercise price of €0.05 per share to Dr. Schaffer. See "Information on the Company—Business Overview—Collaborations—Early-Stage Collaborations—4D Molecular Therapeutics."

C.    Interests of Experts and Counsel

        Not applicable.

ITEM 8:    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        See the financial statements beginning on page F-1.

Legal Proceedings

        Except as described below, we are not involved in any material legal proceedings.

        On December 11, 2013, the Company received a formal request for arbitration from Extera Partners, a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of consulting services provided to the Company in connection with a partnering transaction. The request for arbitration was received by the International Court of Arbitration at the International Chamber of Commerce on December 12, 2013. The amount claimed is $100,000 plus 2.5% of all proceeds, including equity investments, the Company received from Chiesi pursuant to its collaboration agreements entered into in the second quarter of 2013. The Company's engagement letter with Extera Partners contains a cap limiting the maximum liability to €5,000,000.

        On May 12, 2014, the ICC appointed and confirmed a sole arbitrator. On October 1, 2014, Extera Partners LLC filed its Statement of Case which includes an estimated claim based on the formula mentioned above and on Extera's estimate of potential future revenues. A final merits hearing has been scheduled for July 2015. The Company has denied the claim and intends to vigorously defend against it. The Company filed its Statement of Defense with the International Chamber of Commerce on January 21, 2015.

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

B.    Significant Changes

        See Note 33 to the audited consolidated financial statements included elsewhere in this annual report.

ITEM 9:    THE OFFER AND LISTING

A.    Offering and Listing Details

        Not applicable.

B.    Plan of Distribution

        Not applicable.

C.    Markets

        Our ordinary shares are currently listed on The NASDAQ Global Select Market under the symbol "QURE".

        The following table sets forth the high and low sale prices on The NASDAQ Global Select Market for our ordinary shares from February 5, 2014, the date of our initial public offering, through March 31, 2015.

	High	Low
Annual Highs and Lows
2014 (from February 5)	$18.75	$8.29
Quarterly Highs and Lows
First Quarter 2014	$18.75	$13.10
Second Quarter 2014	$16.50	$8.29
Third Quarter 2014	$14.50	$9.00
Fourth Quarter 2014	$17.33	$9.17
First Quarter 2015	$28.00	$14.67
Monthly Highs and Lows
October 2014	$11.75	$9.17
November 2014	$15.70	$9.69
December 2014	$17.33	$12.28
January 2015	$23.80	$14.67
February 2015	$23.44	$18.59
March 2015	$28.00	$21.06
April 2015 (through April 6)	$35.50	$22.51

        On March 31, 2015 the closing sale price per share on The NASDAQ Global Select Market was $24.32. On April 6, 2015, the closing sale price per share was $33.61.

        As of April 6, 2015, there was one shareholder of record in the United States, Cede & Co, the nominee for the Depository Trust Company, which held 63.8% of our outstanding ordinary shares.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        NOT APPLICABLE.

ITEM 10:    ADDITIONAL INFORMATION

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

        We incorporate by reference into this Annual Report the description of our amended articles of association contained in our F-3 registration statement (File No. 333-202456) filed with the SEC on March 3, 2015.

C.    Material Contracts

        On July 15, 2014 we signed and on July 31, 2014 we closed an agreement to acquire all shares of InoCard GmbH. InoCard was founded in December 2013 as a spin-off of the University of Heidelberg, and is an early-stage biotechnology company focused on the development of gene therapy approaches for cardiac disease. InoCard has developed a novel gene therapy through preclinical proof of concept, for the one-time treatment of congestive heart failure (CHF). InoCard founders Prof. Patrick Most and Prof. Hugo Katus have joined uniQure as Managing Director of uniQure in Germany and Chairman of the Scientific Advisory Board, for Cardiovascular Diseases, respectively.

        Under the terms of the agreement, the Company has paid the InoCard shareholders an upfront payment of approximately €3,000,000 (€1,500,000 in cash and €1,500,000 in uniQure shares (189,982 shares at closing of the transaction), and will receive a further €14,500,000 in success-based milestone payments upon achieving certain clinical and regulatory targets. Upon a successful commercial launch of a developed product, the sellers will further receive a royalty payment of 0.5% of the net product sales. The amount of the €14,500,000 in milestones is payable, at the Company's sole discretion, in either cash or a variable number of Company shares, based on the then current stock price

        Other than the InoCard transaction, we have not entered into any material contracts other than as described under "Information on the Company—Business Overview—Intellectual Property", "—Collaborations—Bristol-Myers Squibb Collaboration", "—Collaborations—Early-Stage Collaborations: Chiesi Commercialization and Development Agreement," and "—Collaborations—Early-Stage Collaborations—4D Molecular Therapeutics", or in the ordinary course of business.

D.    Exchange Controls

        Under existing laws of the Netherlands, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company.

E.    Taxation

Taxation in the Netherlands

        This taxation summary solely addresses the principal Dutch tax consequences of the acquisition, ownership and disposal of ordinary shares. It does not purport to describe all the tax considerations that may be relevant to a particular holder of our ordinary shares (a "Shareholder"). Shareholders are advised to consult their tax counsel with respect to the tax consequences of acquiring, holding and/or disposing of ordinary shares. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law.

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

  1.
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

  2.
  If the shares, profit participating certificates or rights to acquire shares in us are held or deemed to be held following the application of a non-recognition provision.

  3.
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

  •
  A Shareholder who is a qualifying non-resident taxpayer within the meaning of article 7.8, paragraph 6, of the Dutch Income Tax Act 2001.

        For purposes of Dutch personal income tax and Dutch corporate income tax, ordinary shares legally owned by a third party, such as a trustee, foundation or similar entity or arrangement, may under certain circumstances have to be allocated to the (deemed) settler, grantor or similar organizer ("Settlor"), or, upon the death of the Settlor, his/her beneficiaries in proportion to their entitlement to the estate of the Settlor of such trust or similar arrangement.

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

Dividend Withholding Tax

General

        We are generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by us. The concept dividends "distributed by us" as used in this section includes, but is not limited to:

  •
  distributions of profits in cash or in kind, deemed and constructive distributions, and repayments of paid-in capital which are not recognized for Dutch dividend withholding tax purposes;

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

  1.
  the non-resident Shareholder is, according to the tax law of a Member State of the European Union or a state designated by a ministerial decree, that is a party to the Agreement regarding the European Economic Area, resident there and it is not transparent for tax purposes according to the tax law of such state;

  2.
  anyone or more of the following threshold conditions are satisfied:

  a.
  at the time the dividend is distributed by us, the non-resident Shareholder holds shares representing at least five percent of our nominal paid-up capital; or

  b.
  the non-resident Shareholder has held shares representing at least five percent of our nominal paid-up capital for a continuous period of more than one year at any time during four years preceding the time the dividend is distributed by us; or

  c.
  the non-resident Shareholder is connected with us within the meaning of article 10a, paragraph 4 of the Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969, or CITA); or

  d.
  an entity connected with the non-resident Shareholder within the meaning of article 10a, paragraph 4 of CITA holds at the time of the dividends distributed by us, shares representing at least five per cent of our nominal paid-up capital; and

  3.
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

Taxes on Income and Capital Gains

Residents of the Netherlands

Individuals

        A Shareholder, who is an individual resident or deemed to be resident in the Netherlands will be subject to regular Dutch personal income tax at progressive rates (up to a maximum rate of 52%) under the Dutch Income Tax Act 2001 on the income derived from the ordinary shares and gains realized on the disposal thereof if:

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

Corporate entities

        Generally, a Shareholder that is a corporation, another entity with a capital divided into shares, a cooperative (association), or another legal entity that has an enterprise to which the ordinary shares are attributable, that is resident or deemed to be resident in the Netherlands for Dutch corporate income tax purposes will be subject to regular Dutch corporate income tax, levied at a rate of 25% (20% over profits up to €200,000) over income derived from the ordinary shares and gains realized upon acquisition, redemption and disposal of ordinary shares.

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

Non-residents of the Netherlands (including but not limited to U.S. Shareholders)

Individuals

        A Shareholder, who is an individual not resident or deemed to be resident in the Netherlands will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by us or in respect of any gain realized on the disposal of ordinary shares (other than dividend withholding tax as described above), except if:

  •
  such holder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise, as the case may be, the ordinary shares are attributable; or

  •
  such income or gain such income or gain is taxable in the hands of such Shareholder as benefits from miscellaneous activities including but not limited to activities with respect to the ordinary shares that are beyond the scope of regular active portfolio management.

        If one of the two abovementioned conditions apply, the income or gains in respect of dividends distributed by us or in respect of any capital gain realized on the disposal of ordinary shares will in general be subject to Dutch personal income tax at the progressive rates up to 52%.

Corporate entities

        A Shareholder, that is not an individual, and is not resident or deemed to be resident in the Netherlands for Dutch corporate income tax purposes, will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by us, or in respect of any gain realized, on the disposal of ordinary shares (other than dividend withholding tax as described above), except if:

  1.
  such Shareholder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands, to which the ordinary shares are attributable; or

  2.
  such Shareholder has a substantial interest or a deemed substantial interest in us (as described above), that (i) is held with the evasion of income tax or dividend withholding tax as (one of) the main purpose(s) and (ii) is not attributable to the assets of an enterprise of such Shareholder; or

  3.
  such Shareholder is an entity resident of Aruba, Curaçao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Saint Eustatius or Saba to which such income or gain is attributable, and the permanent establishment or permanent representative would be deemed to be resident of the Netherlands for Dutch corporate income tax purposes (i) had the permanent establishment been a corporate entity (lichaam), or (ii) had the activities of the permanent representative been conducted by a corporate entity, respectively.

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

Gift or Inheritance Taxes

        No Dutch gift or Dutch inheritance tax is due in respect of any gift, in form or in substance, of the ordinary shares by, or inheritance of the shares on the death of, a Shareholder except if:

  •
  at the time of the gift or death of the Shareholder, the Shareholder is resident, or deemed to be resident, in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, as applicable; or

  •
  in the case of a gift of ordinary shares by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands (i) such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or (ii) the gift of ordinary shares is made under a condition precedent (opschortende voorwaarde) and the Shareholder is resident, or is deemed to be resident in the Netherlands at the time the condition is fulfilled.

        For purposes of the above, a gift of ordinary shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied.

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

        Passive foreign investment company considerations.    A corporation organized outside the United States generally will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in any taxable year in which either: (i) at least 75% of its gross income is passive income, or (ii) on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. In arriving at this calculation, a pro rata portion of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, as determined by the value of such corporation, must be taken into account. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

        We believe that we were not a PFIC for the 2014 taxable year. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our "25% or greater" owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year and do not expect to become one in the foreseeable future. However, our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate and may fluctuate considerably given that market prices of technology companies have been especially volatile. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash.

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

I.     Subsidiary Information

        Not applicable.

ITEM 11:    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        See "Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosures about Market Risk."

ITEM 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14:    MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

        We received proceeds of $85.4 million (€62.6 million) from our initial public offering, net of underwriting discounts and commissions but before expenses. No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates) or persons owning 10.0% or more of any class of our equity securities or to any other affiliates.

        As of December 31, 2014, we have used approximately $50.2 (€38.0 million) of the net offering proceeds. Of this amount, approximately $19.6 million (€14.9 million) was used primarily to fund the further build out of our Lexington, Massachusetts manufacturing facility, including a build-up in staff, and approximately $30.6 million (€23.1 million) was used on the further development of AMT-060 (hemophilia B), research and development, building our product platform and advancing our pipeline of preclinical product candidates, and on working capital and general corporate purposes.

        We are holding a significant portion of the balance of the net proceeds from the offering in interest-bearing money market accounts and prime money market funds. There has been no material change in our planned use of the balance of the net proceeds from the offering described in the Prospectus.

ITEM 15:    CONTROL AND PROCEDURES

Disclosure Controls and Procedures

        Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2014. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures. Based on the evaluation of our company's disclosure controls and procedures as of December 31, 2014, our chief executive officer and chief financial officer concluded that, as of such date, our company's disclosure controls and procedures were not effective as a result of the material weaknesses in internal control described below.

Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company's chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has identified three control deficiencies that represent material weaknesses. A material weakness is a control deficiency, or a combination of control deficiencies in Internal Control over Financial Reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. These control deficiencies could result in a misstatement of the financial statement accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be presented or detected on a timely basis. Accordingly, management has determined that these control deficiencies constitute material weaknesses. Specifically, the following material weaknesses were identified:

  •
  a lack of sufficient accounting resources required to fulfill IFRS and SEC reporting requirements;

  •
  a lack of sufficient segregation of duties given the size of our finance and accounting team; and

  •
  a lack of adequate closing procedures, supporting documentation and review.

        Because of these material weaknesses, management concluded that we did not maintain effective internal control over financial reporting as of December 31,2014 based on criteria described in internal control- Integrated framework(2013) issued by the COSO. We have implemented and are continuing to implement various measures to address the material weaknesses identified; these measures are outlined below.

Remediation Plan

        We continue to evaluate our internal control over financial reporting and are taking several remedial actions to address the material weaknesses that have been identified. To this end, in particular, we hired our Chief Financial Officer on January 1, 2015 and have added additional staff within the finance department who have external reporting and IFRS experience, and experience with establishing appropriate financial reporting policies and procedures.

        Moreover, we have engaged an external consultant to assist us to improve our corporate governance and internal control procedures and to help us design and implement a structured control environment for complying with the Sarbanes-Oxley Act of 2013.

        We plan to implement formal independent reviewing controls over the access to our network and all systems critical for our financial reporting. During 2015 we plan to engage with IT specialists to implement adequate segregation of duties for all systems critical for financial reporting.

        During 2015, our management intends to improve our closing checklist and document relevant standard operating procedures in order to enforce compliance and timeliness of our closing procedures. In addition management plans to strengthen and further formalize internal controls over manual journal entry controls, independent quarterly reviewing of balance sheet account reconciliations and budget/actuals comparisons.

        We plan to complete the measures above as soon as practicable and we will continue to implement measures to remedy our internal control deficiencies in order to meet the deadline imposed under Section 404 of the Sarbanes-Oxley Act. However, the implementation of these measures may not fully address the existing material weaknesses in our internal control over financial reporting, and we cannot yet conclude that they have been, nor can we ensure by what date they will be, fully remediated.

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

Changes in internal control over financial reporting

        There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ITEM 16A:    AUDIT COMMITTEE FINANCIAL EXPERT

        Mr. Ferdinand Verdonck and Mr. Will Lewis, independent directors and members of the Audit Committee, qualify as an "audit committee financial expert," as defined in Item 16A of Form 20-F and as determined by our supervisory board and management board.

ITEM 16B:    CODE OF ETHICS

        We have adopted a written code of ethics applicable to supervisory and managing directors, members of senior management and employees of the company and any of the company's direct and indirect subsidiaries. Our code of ethics is posted on our company website at: http://www.uniqure.com/uploads/Exhibit%20I%20_%20uniQure%20Code%20of%20Business%20Conduct%20and%20 Ethics_(115245793)_(5).pdf

        Any amendments to our code of ethics will be disclosed on our website within five business days of the amendment.

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth, for each of the years indicated, the fees billed by our independent public accountants and the percentage of each of the fees out of the total amount billed by the accountants.

	Year ended December 31, 2012		Year ended December 31, 2013		Year ended December 31, 2014
	EUR'000%		EUR'000%		EUR'000%
Audit Fees	65	93%	1,021	98%	635	96%
Audit-related Fees	—	0%	—	0%	—	0%
Tax Fees	5	7%	20	2%	29	4%

Total	70	100%	1,041	100%	664	100%

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

ITEM 16D:    EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E:    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        None.

ITEM 16F:    CHANGE IN REGISTRANTS CERTIFYING ACCOUNTANT

        None.

ITEM 16G:    CORPORATE GOVERNANCE

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

ITEM 16H:    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17:    FINANCIAL STATEMENTS

        See "Financial Statements."

ITEM 18:    FINANCIAL STATEMENTS

        See the Financial Statements beginning on page F-1.

ITEM 19:    EXHIBITS

Exhibit No.		Description
1.1		Amended Articles of Association of the Company (incorporated by reference to Exhibit 1.1 to the Company's 2014 Annual Report on Form 20-F (file no. 001-36294) filed with the Securities and Exchange Commission).

4.1	†	Patent License Agreement (L-107-2007), effective as of May 2, 2007, by and between the Company and the National Institutes of Health, as amended on December 31, 2009, May 31, 2013 and November 11, 2013 (incorporated by reference to Exhibit 10.1 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.2	†	Patent License Agreement (L-116-2011), effective as of August 10, 2011, by and between the Company and National Institutes of Health, as amended on May 31, 2013 and November 11, 2013 (incorporated by reference to Exhibit 10.2 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.3	†	License Agreement, effective as of March 22, 2007, by and between the Company and Protein Sciences Corporation, as amended on June 13, 2012 (Incorporated by reference to Exhibit 10.3 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission.)

4.4	†	Agreement, dated June 16, 2006, by and among the Company, Academish Medisch Centrum and Beheersmaatschappij Dienstverlening En Deelneming Azua (incorporated by reference to Exhibit 10.4 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.5	†	Sublicense and Research Agreement, effective June 18, 2001, by and between the Company and Xenon Genetics Inc., as amended (incorporated by reference to Exhibit 10.5 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission.).

4.6	†	License Agreement, effective as of December 20, 2006, between the Company and Aventis Pharma S.A., as amended on June 28, 2013 (incorporated by reference to Exhibit 10.6 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.7	†	Non-Exclusive License Agreement, effective as of September 3, 2010, by and between the Company and Asklêpios Biopharmaceutical, Inc. (incorporated by reference to Exhibit 10.7 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.8	†	License Agreement, dated February 8, 2008, by and between the Company and Salk Institute for Biological Studies (incorporated by reference to Exhibit 10.8 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.9	†	License Agreement, dated December 5, 2006, by and between the Company and AmpliPhi Biosciences, Inc., as amended on June 28, 2013 (incorporated by reference to Exhibit 10.9 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

Exhibit No.		Description
4.10	†	Exclusive License Agreement, effective as of July 7, 2008, by and between the Company and St. Jude Children's Research Hospital, Inc., as amended on July 12, 2012 (incorporated by reference to Exhibit 10.10 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.11	†	Co-Development and License Agreement, entered into as of April 29, 2013, by and between the Company and Chiesi Farmaceutici S.p.A. (incorporated by reference to Exhibit 10.11 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.12	†	Commercialization Agreement, entered into as of April 29, 2013, by and between the Company and Chiesi Farmaceutici S.p.A. (incorporated by reference to Exhibit 10.12 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.13	†	License Agreement, dated as of May 21, 2010, by and among the Company, Fundacion para la Investigacion Medica Applicada, Proyecto de Biomedicina CIMA S.L. and Digna Biotech, S.L. (incorporated by reference to Exhibit 10.13 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.14	†	Development and Manufacturing Agreement, effective as of January 7, 2011, by and between the Company and Institut Pasteur, as amended on January 7, 2011 (incorporated by reference to Exhibit 10.14 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.15	†	License Agreement, effective as of November 30, 2010, by and between the Company and Amgen Inc. (incorporated by reference to Exhibit 10.15 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.16	†	Data License Agreement, effective June 12, 2012, by and between the Company and The Regents of the University of California, acting through its Office of Technology management, University of California, San Francisco (incorporated by reference to Exhibit 10.16 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.18		Warrant Agreement, dated as of September 20, 2013, by and among the Company, uniQure Biopharma B.V. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.18 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.19		Subscription Agreement, dated as of April 29, 2013, by and among Chiesi Farmaceutici S.p.A and the Company (incorporated by reference to Exhibit 10.19 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.20		Lease relating to Meibergdreef 45, 57 and 61, dated as of July 1, 2012, by and among Academisch Medisch Centrum and uniQure biopharma B.V. (incorporated by reference to Exhibit 10.26 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

Exhibit No.		Description
4.21		Lease relating to 113 Hartwell Avenue, Lexington, Massachusetts, dated as of July 24, 2013, by and between the Company and King113 Hartwell LLC (incorporated by reference to Exhibit 10.28 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.22		Business Acquisition Agreement, dated as of February 16, 2012, by and among Amsterdam Molecular Therapeutics (AMT) Holding N.V., the Company and the other Parties listed therein (incorporated by reference to Exhibit 10.29 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.23		Deed of Assignment of Certain Assets and Liabilities of Amsterdam Molecular Therapeutics (AMT) Holding N.V., dated as of April 5, 2012, by and among Amsterdam Molecular Therapeutics (AMT) Holding B.V., Amsterdam Molecular Therapeutics (AMT) Holding IP B.V. and Amsterdam Molecular Therapeutics (AMT) Holding N.V. (incorporated by reference to Exhibit 10.30 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.24		Agreement for Transfer of Certain Assets and Liabilities of Amsterdam Molecular Therapeutics (AMT) Holding N.V., dated as of February 16, 2012, by and among Amsterdam Molecular Therapeutics (AMT) Holding B.V., Amsterdam Molecular Therapeutics (AMT) Holding IP B.V. and Amsterdam Molecular Therapeutics (AMT) Holding N.V. (incorporated by reference to Exhibit 10.31 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.25	†	Collaboration and License Agreement, dated January 17, 2014, by and between uniQure biopharma B.V. and 4D Molecular Therapeutics, LLC (incorporated by reference to Exhibit 10.32 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.26		Option Agreement, dated January 17, 2014, by and between the Company and Dr. David Kirn (incorporated by reference to Exhibit 10.33 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.27		Option Agreement, dated January 17, 2014, by and between the Company and Dr. David Schaffer (incorporated by reference to Exhibit 10.34 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.28		Commitment Letter pursuant to Collaboration Agreement, dated January 17, 2014, by the Company and acknowledged and agreed by 4D Molecular Therapeutics, LLC, Dr. David Schaffer and Dr. David Kirn (incorporated by reference to Exhibit 10.35 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.29	*	Amended and Restated Loan and Security Agreement, dated as of June 26, 2014 by and among the Company, uniQure IP B.V., the Company's subsidiaries listed therein, and Hercules Technology Growth Capital, Inc.

4.30	†*	Collaboration and License Agreement by and between uniQure Biopharma B.V. and Bristol-Myers Squibb Company dated April 6, 2015

4.31	†*	Share Subscription Agreement by and between uniQure N.V. and Bristol-Myers Squibb Company dated April 6, 2015

Exhibit No.		Description
4.32	†*	Investor Agreement by and between uniQure Biopharma B.V. and Bristol-Myers Squibb Company dated April 6, 2015

4.33	†*	Seventh Collaboration Warrant Agreement dated April 6, 2015 issued to Bristol-Myers Squibb Company

4.34	†*	Tenth Collaboration Warrant Agreement dated April 6, 2015 issued to Bristol-Myers Squibb Company

8.1	*	Subsidiaries of the Company

12.1	*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Independent Registered Public Accounting Firm

†
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission

*
Filed herewith

Signatures

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

uniQure N.V.
By:	/s/ JÖRN ALDAG Jörn Aldag Managing Director/Chief Executive Officer
Date: April 7, 2015
By:	/s/ MATTHEW KAPUSTA Matthew Kapusta Chief Financial Officer
Date: April 7, 2015

UNIQURE N.V.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Board and shareholders of uniQure N.V.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, of changes in (deficit)/equity and of cash flows present fairly, in all material respects, the financial position of uniQure N.V. and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

/s/ PricewaterhouseCoopers Accountants N.V.
Utrecht, The Netherlands
April 7, 2015

drs. A.C.M. van der Linden RA

UNIQURE N.V.

Consolidated Balance Sheets

(€ in thousands)

	NOTE	DECEMBER 31, 2013	DECEMBER 31, 2014
Assets
Non-current assets
Goodwill	5,9	—	1,342
Intangible assets other than Goodwill	5	7,775	16,368
Property, plant and equipment	6	2,614	19,667
Other non-current assets	7	923	1,022

Total non-current assets		11,312	38,399

Current assets
Receivables from related parties	8	1,425	2,426
Trade and other receivables	8	1,557	1,542
Inventories	10	865	200
Cash and cash equivalents	11	23,810	53,219

Total current assets		27,657	57,387

Total assets		38,969	95,786

Equity
Share capital		610	905
Share premium		142,459	206,111
Other reserves		6,536	17,149
Accumulated deficit		(144,041)	(181,081)

Total equity	12	5,564	43,084

Liabilities
Non-current liabilities
Borrowings	17	6,292	16,418
Financial lease liabilities	14	302	134
Deferred rent	29	680	5,658
Deferred revenue	18	15,679	15,387
Deferred tax liabilities	9,26	—	1,379
Contingent considerations	9	—	1,454

Total non-current liabilities		22,953	40,430

Current liabilities
Trade and other payables	16	7,601	9,617
Debt to related party—derivative	15	722	645
Borrowings	17	633	—
Borrowings—derivative	17	217	207
Deferred rent	29	—	475
Deferred revenue	18	1,279	1,328

Total current liabilities		10,452	12,272

Total liabilities		33,405	52,702

Total equity and liabilities		38,969	95,786

The notes are an integral part of these consolidated financial statements.

UNIQURE N.V.

Consolidated Statements of Comprehensive Loss

(€ in thousands, except share and per share data)

		YEARS ENDED DECEMBER 31,
	NOTE	2012	2013	2014
License revenues	18	—	440	883
Collaboration revenues	18	—	2,503	3,802

Total revenues		—	2,943	4,685

Cost of goods sold		—	(800)	—
Other income	19	649	585	773
Research and development expenses	21	(10,231)	(13,182)	(33,932)
Selling, general and administrative expenses	22	(4,564)	(11,628)	(11,167)
Other gains / (losses)—net	20	(45)	(453)	5,807

Total operating costs		(14,840)	(25,263)	(39,292)

Operating result		(14,191)	(22,535)	(33,834)

Finance income	25	22	102	254
Finance expense	25	(547)	(4,387)	(3,460)

Finance income/(expense)—net		(525)	(4,285)	(3,206)

Result before corporate income tax		(14,716)	(26,820)	(37,040)

Corporate income taxes		—	—	—

Net loss		(14,716)	(26,820)	(37,040)

Items that may be subsequently reclassified to profit or loss	23	—	12	1,149

Other comprehensive income	23	—	12	1,149

Total comprehensive loss		(14,716)	(26,808)	(35,891)

Loss per share attributable to the equity holders of the Company during the year:
Basic and diluted loss per share	27	(1.70)	(2.48)	(2.16)

The notes are an integral part of these consolidated financial statements.

UNIQURE N.V.

Consolidated Statements of Changes in (Deficit)/Equity

(€ in thousands)

		ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
	Note	Total Share Capital	Share Premium	Other Reserves	Accumulated Deficit	Total Equity/Deficit
Balance at January 1, 2012		237	99,947	2,728	(105,505)	(2,593)
Result for the period					(14,716)	(14,716)
Capital contributions	12	246	14,848	—		15,094
Share-based payments relating to AMT share option scheme.	12	—	—	259	—	259
Adjustment to reserves on expiration of the AMT option scheme.		—	—	(2,987)	2,987	—
Share-based payment expenses relating to the uniQure share option scheme		—	—	1,508	—	1,508

Balance at December 31, 2012		483	114,795	1,508	(117,234)	(448)

Result for the period		—	—	—	(26,820)	(26,820)
Other comprehensive income		—	—	—	12	12

Total comprehensive loss		—	—	—	(26,808)	(26,808)

Capital contributions	12	127	27,664	—	—	27,791
Result on conversion of loan	15	—	—	3,005	—	3,005
Share based payment/expense	13	—	—	2,023	—	2,023

Balance at December 31, 2013		610	142,459	6,536	(144,041)	5,564

Result for the period		—	—	—	(37,040)	(37,040)
Other comprehensive income	23	—	—	1,149	—	1,149

Total comprehensive loss		—	—	1,149	(37,040)	(35,891)

Proceeds from shares issued	12	295	64,320	—	—	64,615
Share issuance costs			(668)	—	—	(668)
Share based payment/expense	13	—	—	9,464	—	9,464

Balance at December 31, 2014	12	905	206,111	17,149	(181,081)	43,084

The notes are an integral part of these consolidated financial statements

UNIQURE N.V.

Consolidated Statement of Cash Flows

(€ in thousands)

		YEARS ENDED DECEMBER 31,
	NOTE	2012	2013	2014
Cash flow from operating activities
Net loss		(14,716)	(26,820)	(37,040)
Adjustments for:
Depreciation	6	548	535	1,539
Lease incentive	29	—	134	5,452
Derivative result	11	(22)	2,113	(87)
Derivative result arising on early conversion of loan	11	464	1,333	—
Exchange result		45	49	(4,692)
Other non-cash items	9	—	—	153
Share-based expenses	13	1,767	2,023	9,464
Changes in other non-current assets		—	(923)	—
Changes in trade and other receivables	8	243	(1,439)	(952)
Movement in inventories	10	—	(865)	664
Changes in trade and other payables	16	180	359	(989)
Changes in deferred revenue and provisions		—	16,958	(242)
Movement in other liabilities		161	2,052	1,068
Interest (income) / expense		61	1,244	1,461

Cash used in operations		(11,269)	(3,247)	(24,201)
Interest paid		(8)	(889)	(1,224)

Net cash used in operating activities		(11,277)	(4,136)	(25,425)

Cash flow from investing activities
Purchases of property, plant and equipment	6	(392)	(1,336)	(15,769)
Purchases of intangible assets	5	(553)	(4,652)	(3,367)
Interest received		113	17	148
Acquisition of businesses	9	—	—	(1,463)

Net cash used in investing activities		(832)	(5,971)	(20,451)

Cash flow from financing activities
Capital contribution from shareholders	12	9,774	14,294	—
Proceeds from shares issued	12	—	—	63,097
Share issuance cost	12	—	—	(668)
Convertible loans drawn down	15	1,498	11,999	—
Proceeds from borrowings	17	—	7,492	7,184
Redemption of financial lease	14	—	(143)	(156)

Net cash generated from financing activities		11,272	33,642	69,457

Net (decrease)/increase in cash, cash equivalents and other bank overdrafts		(837)	23,535	23,581

Currency effect cash and cash equivalents		—	12	5,828
Cash, cash equivalents and bank overdrafts at beginning of the period		1,100	263	23,810

Cash, cash equivalents and bank overdrafts at end of the period	11	263	23,810	53,219

The notes are an integral part of these consolidated financial statements.

UNIQURE N.V.

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2012, 2013 and 2014

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

        Following the transaction with AMT and the financing by Forbion, uniQure had a single class of shares. All shares were ordinary shares with the same economic rights in respect of dividends and upon a winding up or sale of the business. The ordinary shares were sub-divided into class A ordinary shares and class B ordinary shares. An additional classification of uniQure class C ordinary shares with a nominal value of five euro cent ("class C ordinary shares") was created on July 22, 2013. While the A, B and class C ordinary shares all had the same economic rights, the principal difference was that class A ordinary shares and class C ordinary shares were held directly by shareholders, whereas the class B ordinary shares were held by a trust foundation (stichting administratiekantoor (the "STAK")) on behalf of the uniQure Depositary Receipt holders; the STAK Trustees attend uniQure shareholder meetings on behalf of the uniQure DR holders and will follow voting instructions from the uniQure Depositary Receipt holders in respect of any resolutions at shareholder meetings.

        These consolidated financial statements of the Company are prepared on a going concern basis taking into account the announcement on April 6, 2015 of the agreements the Company entered into with Bristol-Myers Squibb, or BMS, with financial terms consisting of guaranteed, near-term payments to uniQure of at least $97 million, including an upfront payment of $50 million to be made at the closing of the transaction. The closing of the transaction is expected to occur in the second quarter of 2015, subject to Hart-Scott-Rodino clearance and customary closing conditions, which are considered by management to be reasonably certain of being satisfied. An additional $15 million payment is to be

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

1. General information (Continued)

received within three months of the closing for the selection of three additional collaboration targets, in addition to the Company's program for congestive heart failure. In addition, an initial equity investment in uniQure will be made for a number of shares that will equal 4.9% of the total number of shares outstanding following such issuance, at a purchase price of $33.84 per share, or at least $32 million in total. This investment is expected to be completed in the second quarter of 2015. BMS is also obligated to make an additional equity investment in uniQure for a number of shares that will equal 5.0% of the total number of shares outstanding following such issuance by December 31, 2015.

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

Organizational structure of the uniQure Group

        uniQure N.V. is the ultimate parent of the following group of entities:

Company name
uniQure biopharma B.V.
uniQure IP B.V.
uniQure Manufacturing B.V.
uniQure Assay Development B.V.
uniQure Research B.V.
uniQure non clinical B.V.
uniQure QA B.V.
uniQure Process Development B.V.
uniQure clinical B.V.
Stichting participatie AMT(1)
uniQure Inc.
uniQure GmbH(2)

(1)
Stichting participatie AMT is a Trust, not a company, but met the conditions for consolidation within uniQure's consolidated financial statements. Stichting participatie AMT was established to facilitate AMT's employee incentive schemes for the period up to 2010.

(2)
In July 2014 the Company acquired InoCard GmbH, renamed as uniQure GmbH in August 2014.

Other matters

        In January 2014, the Company entered into a collaboration and license agreement with 4D Molecular Therapeutics ("4D") for the discovery and optimization of next-generation AAV vectors. Under this agreement, the Company has an exclusive license to 4D's existing and certain future know-how and other intellectual property for the delivery of AAV vectors to CNS or liver cells for the

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

1. General information (Continued)

diagnosis, treatment, palliation or prevention of all diseases or medical conditions. Under this collaboration, the 4D team, including Dr. David Schaffer, 4D's co-founder and Professor of Chemical and Biomolecular Engineering at the University of California, Berkeley, will establish a laboratory, which the Company will fund, at a cost of approximately $3.0 million in aggregate over three years, to identify next generation AAV vectors. The Company is also required to make payments for pre-clinical, clinical and regulatory milestones under the collaboration as well as to pay single-digit royalties. In addition, the Company has granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense over three years. To the extent that the collaboration is successful, the Company may also incur additional third party costs in developing any product candidates and also in preparing, filing and prosecuting additional patent applications.

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

        On February 5, 2014 the Company successfully completed its initial public offering, placing 5,400,000 shares at $17 per share, raising total gross proceeds of $91,800,000 (€67,300,000) and net proceeds of $85,374,000 (€62,621,000) after commissions but before expenses. At the time of the initial public offering all existing shareholders agreed to a 180 day lock-up period which expired on August 4, 2014.

        On July 15, 2014 the Company signed and on July 31, 2014 the Company closed an agreement to acquire all shares of InoCard GmbH. InoCard was founded in December 2013 as a spin-off of the University of Heidelberg, and is an early-stage biotechnology company focused on the development of gene therapy approaches for cardiac disease. InoCard has developed a novel gene therapy through preclinical proof of concept, for the one-time treatment of congestive heart failure (CHF). InoCard founders Prof. Patrick Most and Prof. Hugo Katus have joined uniQure as Managing Director of uniQure in Germany and Chairman of the Scientific Advisory Board, for Cardiovascular Diseases, respectively. For further disclosures please refer to Note 9.

        The Company's business is not subject to seasonal influences.

        The consolidated financial statements were authorized for issue by the supervisory board on March 26, 2015.

2. Summary of Significant Accounting Policies

Introductory notes on the basis of preparation and presentation of the financial statements

        The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

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

        As described in Note 1 above, the combination of uniQure and the AMT Business, completed on April 5, 2012 was accounted for as a reverse acquisition under IFRS 3. Accordingly, uniQure's consolidated financial statements consolidate the financial results of the uniQure Group for the twelve months ended December 31, 2012 (including the results of AMT prior to its acquisition by uniQure) and for each of the following reporting periods.

2.1.1  Changes in accounting policy and disclosures

(a)
New and amended standards adopted by the Company

        The following standards and amendments to standards became effective for annual periods on January 1, 2014 and have been adopted by the Company in the preparation of the consolidated financial statements:

IFRS 10	Amended / Consolidated Financial Statements
IFRS 12	Amended / Disclosures of Interest in Other Entities
IAS 27	Amended / Consolidated and Separate Financial Statements
IAS 32	Amended / Financial Instruments: Presentation
IAS 36	Amended / Impairment of Assets
IAS 39	Amended / Financial Instruments: Recognition and Measurement
Improvements to IFRSs— 2010 - 2012 Cycle	Amendments to IFRS 13—Short-term receivables and payables
Improvements to IFRSs— 2011 - 2013 Cycle	Amendments to IFRS 1—Meaning of 'effective IFRSs'

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

        These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact on the Company since none of the entities in the Company qualifies to be an investment entity under IFRS 10.

Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32

        This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the Company's financial statements.

Amendments to IAS 36, 'Impairment of assets', on the recoverable amount disclosures for non-financial assets.

        This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13. This amendment has no impact on the Company.

Novation of Derivatives and Continuation of Hedge Accounting—Amendments to IAS 39

        These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required. These amendments have no impact on the Company as the Company has not novated its derivatives during the current or prior periods.

Annual Improvements 2010-2012 Cycle

        In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Company.

Annual Improvements 2011-2013 Cycle

        In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided that either standard is applied consistently throughout the periods presented in the entity's first IFRS financial statements. This amendment to IFRS 1 has no impact on the Company since the Company is an existing IFRS preparer.

        The adoption of these new standards and amendments did not materially impact the Company's financial position or results of operations. Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2014 are not material to the Company.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

(b)
New and amended standards not yet adopted by the Company

        A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2014, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company except the following set out below:

        IFRS 9, 'Financial instruments', addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through Other Comprehensive Income and fair value through P&L. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive Income not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the 'hedged ratio' to be the same as the one management actually uses for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is yet to assess IFRS 9's full impact.

        IFRS 15, 'Revenue from contracts with customers' deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 'Revenue' and IAS 11 'Construction contracts' and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Company is assessing the impact of IFRS 15.

        There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

2.2   Consolidation

        The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2014. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

        If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

        Inter-company transactions, balances, income and expenses on transactions between uniQure companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

2.2.1  Business Combinations

        The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses

        If the business combination is achieved in stages, the acquisition date carrying value of the acquirer's previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

        Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized either in either profit or loss or as a change to other comprehensive Income. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

2.3   Current versus non-current classification

        The Company presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

  •
  axpected to be realized or intended to be sold or consumed in normal operating cycle;

  •
  held primarily for the purpose of trading;

  •
  expected to be realized within twelve months after the reporting period; or

  •
  cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

        A liability is current when it is:

  •
  expected to be settled in normal operating cycle;

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

  •
  held primarily for the purpose of trading;

  •
  due to be settled within twelve months after the reporting period; or

  •
  there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

        The Company classifies all other liabilities as non-current.

        Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.4   Fair value measurement

        The Company measures financial instruments such as derivatives, and non-financial assets at fair value at each balance sheet date. Fair value related disclosures for financial instruments and non-financial assets that are measured at fair value or where fair values are disclosed are summarized in Note 3.3.

        The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

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

(c)
Group Companies

        On consolidation, the assets and liabilities of foreign operations are translated into euro at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in Other Comprehensive income. As the intercompany funding of the Company's Lexington operations is neither planned nor likely to be settled in the foreseeable future, the associated foreign exchange effect is presented as Other Comprehensive Income

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

in the Other Reserves section of the Company's equity. On disposal of a foreign operation, the component of Other Comprehensive Income relating to that particular foreign operation is recognized in profit or loss.

        Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate of exchange at the reporting date.

2.6   Segment Reporting

        Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of uniQure's activities are regularly reviewed by uniQure's chief operating decision maker as a separate operating segment. By these criteria, the activities of uniQure are considered to be one segment, which comprises the discovery, development and commercialization of innovative gene therapies and the segmental analysis is the same as the analysis for uniQure as a whole. The Management Board is identified as the chief operating decision maker, and reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance. The acquisition of InoCard GmbH has not changed the Company's assessment of having only one operating segment.

2.7   Notes to the cash flow statement

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

        Further details are set out in Note 11 below.

2.8   Intangible Assets

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

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

(c)
Goodwill

        Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the income statement.

        For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

        Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the CGU containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognized immediately as an expense and is not subsequently reversed.

(d)
In-process research & development

        In-process research and development ("IPR&D") represents the fair value assigned to incomplete research projects that the Company acquires through business combinations which, at the time of acquisition, have not reached technical feasibility. The amounts are capitalized and are accounted for as indefinite-lived intangible assets, subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, uniQure will make a determination as to the then useful life of the intangible asset, generally determined by the period in which the substantial majority of the cash flows are expected to be generated, and begin amortization.

2.9   Property, Plant and Equipment

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

        Depreciation is calculated using the straight-line method to allocate the cost of the assets to their residual values over their estimated useful lives. Property, plant and equipment are depreciated as follows:

  •
  Leasehold improvements periods between 5 - 15 years

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

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

        Operating leases and financial leases are described further in Note 2.4.26 below.

2.10 Impairment of Non-Financial Assets

        Assets that are not subject to amortization (whether or not they are ready for use) are tested annually or more frequent if impairment indicators exist, by first assessing qualitative factors to determine whether it is more likely than not that the fair value of the intangible asset is less than its carrying amount. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (i.e. cash-generating units). For the purpose of the impairment review the Company determined the entire uniQure group is considered one cash generating unit, as we currently use all material assets in the development of our gene therapies and our management regularly reviews all activities of our group as a single component.

        The impairment review methodology applied is based on the fair value less cost of disposal concept. In this concept we compare the enterprise value (calculated by multiplying the outstanding shares as per the valuation date by the stock price of a ordinary share) plus the Company's debt and less the Company's cash, with the book value of the cash-generating unit. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that have been previously impaired are reviewed for possible reversal of the impairment at each subsequent reporting date.

2.11 Financial instruments—initial recognition and subsequent measurement

        A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

  a)
  Financial assets, initial recognition and measurement

        All financial assets, such as receivables and deposits, are recognized initially at fair value plus, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset.

        The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a Company of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred 'loss event'), has an impact on the

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

  b)
  Financial liabilities, initial recognition and measurement

        Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

        The Company's financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, financial guarantee contracts and derivative financial instruments.

  c)
  Subsequent measurement

        The measurement of financial liabilities depends on their classification. Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

  d)
  Contingent consideration

        As part of existing and future purchase agreements and following a Purchase Price Allocation, the Company could present amounts for contingent consideration. These amounts will be reviewed at any reporting cycle and any changes to the fair value of the contingent consideration will be recognized in the statement of profit or loss.

2.12 Financial Assets and Liabilities

        Financial assets and financial liabilities are included in uniQure's balance sheet when uniQure becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Non-derivative financial instruments

Cash and cash equivalents

        Cash and cash equivalents include bank balances, demand deposits and other short-term, highly liquid investments (with less than three months to maturity) that are readily convertible into a known amount of cash and are subject to an insignificant risk of fluctuations in value.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

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

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

2.13 Impairment of Financial Assets

        The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

        Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

        For loans and receivables category, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument's fair value using an observable market price.

        If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

2.14 Offsetting financial instruments

        Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty

2.15 Inventories

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

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

2.16 Equity

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

        Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.

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

Convertible Loan

        Where the Company issues convertible loans that do not have the unconditional right to avoid delivering cash or a variable number of shares to settle obligations towards loan note holders, the Company accounts for such loan notes as containing an element that would qualify as a financial liability. Convertible loans are split into a debt component and a separate conversion option component. The conversion option is recognized initially at fair value, based on a probability-weighted scenario analysis. The debt component is the residual amount after deducting from the fair value of the loan as a whole (i.e. the issuance proceeds) the amount separately determined for the conversion option component. The debt component is subsequently carried at amortized cost using the effective interest rate method. When estimates regarding the amount or timing of payments required to settle the obligation change, then carrying amount of the financial liability is adjusted to reflect actual and revised estimated cash flows. The carrying amount is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. Such adjustments are recognized as income or expense in the income statement. Any incremental costs of the loan are deducted from the carrying amount and are amortized over the term of the convertible loan under the effective interest rate method.

        The conversion option is classified as a liability if it may be settled by either party other than by the exchange of a fixed amount of cash for a fixed number of the entity's own equity instruments. In that case, the conversion option is carried at fair value with changes in fair value recorded in the

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

income statement. If the conversion option qualifies as an equity instrument, it is recognized in equity on issue date and not re-measured.

2.17 Borrowings

        Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

2.18 Deferred Corporate Income Taxes

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

        Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

2.19 Employee Benefits

  (a)
  Pension Obligations

        uniQure operates a defined contribution pension plan for all employees at its Amsterdam facility in the Netherlands, which is funded by the Company through payments to an insurance company.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

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

        uniQure operates a qualified 401(k) Plan for all employees at its Lexington facility in the USA. The uniQure, Inc. 401(k) Plan is an employee contribution plan only, and there are no employer contributions currently being made. The uniQure Inc. 401(k) Plan offers both a before tax and after tax (Roth) component, which are subject to IRS statutory limits for each calendar year.

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

2.20 Share-Based Compensation

uniQure share option plans

        The Company operates two share-based payment plans (2012 Plan and 2014 Plan), that both are equity settled share option plans under which options have been granted in 2012 and 2013 (2012 Plan) and in 2014 (2014 Plan). The 2014 Option Plan is described in the Company's 2014 Incentive Plan that enables various awards such as the granting of options and Restricted Stock Units (RSU's).

        The fair value of the options in exchange for the services received is recognized as an expense, with a corresponding adjustment to a reserve in equity. The total amount to be expensed over the vesting period, if any, is determined by reference to the fair value of the options granted and based on the share price at grant and the vesting conditions. For the equity-settled option plan, the fair value is determined at the grant date. For share-based payments that do not vest until the employees have completed a specified period of service, uniQure recognizes the services received as the employees render service during that period. For the allocation of the expenses to be recognized, the Company treats each installment of a graded vesting award as a separate share option grant. The share options' vesting period, under the 2012 Plan is as follows: 33.33% vests after one year from the initial vesting date and the remaining 66.66% vest daily on a straight-line pro rata basis over years two and three. Under the 2014 Plan, in principle the first 25% vests after one year from the initial grant date and the remainder vests in equal quarterly installments, straight line over year two, three and four.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

        Following the agreement with Management of 4D Molecular Therapeutics, the Company has granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense over three years (4D Option Plan). The total amount to be expensed over the vesting period, if any, is determined by reference to the fair value of the options granted.

Restricted Stock Units (RSU's)

        Under the 2014 Incentive Plan the Company granted in October 2014 RSU's to the CEO. All of these RSU's will vest on February 6, 2016. The fair value of this grant on the date of grant will be recognized straight-line in expense over the period from initial grant through to the vesting date, with a corresponding adjustment to equity.

        At each balance sheet date, the Company revises its estimates of the number of RSU's that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement and a corresponding adjustment to equity.

2.21 Provisions

        Provisions are recognized when uniQure has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can been reliably estimated.

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.22 Revenues

        Revenues comprise the fair value of the consideration received or receivable for the sale of licenses and services in the ordinary course of the Company's activities. Revenues are shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Company. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company's activities, as described below.

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

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

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

2.23 Other income

        uniQure's other income comprises certain subsidies that support uniQure's research efforts in defined research and development projects. These subsidies generally provide for reimbursement of approved costs incurred as defined in various grants. Government grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

2.24 Government grants

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

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

2. Summary of Significant Accounting Policies (Continued)

2.25 Recognition of research and development expenses

        Research expenditures are recognized as expenses when incurred except when certain criteria for capitalization as intangible assets are met (Note 2.7). At each balance sheet date, the Company estimates the level of service performed by the vendors and the associated cost incurred for the services performed.

2.26 Leases

  (a)
  Operating leases

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are accounted for as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

  (b)
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

2.27 Dividend Distributions

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

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

3. Financial Risk Management (Continued)

        Financial risk management is carried out by the finance department. The finance department identifies and evaluates financial risks and hedges these risks if deemed appropriate. The Company has continued to strengthen the finance department which is responsible for financial risk management, through the appointment of additional senior personnel. As disclosed under post balance sheet events, a new CFO joined the Company on January 1, 2015. There have been no changes in the Company's financial risk management policies, since December 31, 2013.

(a)
Market Risk

(i)
Foreign exchange risk

        The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euros and to a lesser extent to the British Pound. Foreign exchange risk arises as the Company acquires certain materials and pays for certain licenses and other services in these currencies.

        At December 31, 2014 there was a net amount of trade payables denominated in U.S. Dollars of €1.8 million. This is broken out in an amount in the books of the Dutch entity of €0.1 million (2013: €0.3 million) and an amount of €1.7 million (2013: €0.7 million) in the books of the US entity. At December 31, 2014 there was a net trade payable denominated in British Pounds of €0.3 million (2013: €0.1 million).

        Foreign currency denominated trade receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on trade receivables and trade payables, during the years presented had a sizable effect on the financial statements. The Company has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. As of December 31, 2014 there was a significant effect on the Company's loss due to weakening of the functional currency against any foreign currency.

        At December 31, 2014, if the euro had weakened 10 percent against the US dollar with all other variables held constant, post-tax profit for the year would have been €3.4 million higher (2013: €0.2 million), and other comprehensive income would have been €1.1 million higher (2013: €0.2 million). Conversely, if the euro had strengthened 10 percent against the US dollar with all other variables held constant, post-tax profit would have been €3.4 million lower (2013: €0.2 million), and other comprehensive income would have been €1.1 million lower (2013: €0.2 million).

        The sensitivity in the 2014 net result to fluctuations in foreign currency exchange rates, is attributable to the fact that the majority of cash and cash equivalents at December 31, 2014, were held in US dollars. This is partly offset against the Hercules venture debt loan with a nominal value in US dollars of 20 million. The sensitivity in Other Comprehensive Income to fluctuations in exchange rates is related to the funding by the Dutch holding company of the investing and operating activities of the Company's U.S. based entity.

        The Company is in the process of setting up a policy to manage the foreign exchange risk against the functional currency.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

3. Financial Risk Management (Continued)

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

  (iii)
  Cash flow and fair value interest rate risk

        The Company's interest rate risk arises from short and long-term borrowings. The Company has no borrowings with variable rates and is not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. In July 2013 the Company entered into an agreement with Hercules Technology Growth Capital for a $10 million denominated loan, which was subsequently amended in July 2014 to increase to a total loan amount of $20 million.

        At December 31, 2014 if interest rates on borrowings had been 1.0% higher/lower with all other variables held constant, post-tax results for the year would have been €114,000 (2013: €42,000) lower/higher as a result of changes in the fair value of the borrowings. The effect of a change in interest rates of 1.0% on borrowings would have had an insignificant effect on post- tax results for the year as a result of changes in the fair value of the venture debt facility.

        During 2013 uniQure had long-term interest bearing liabilities under the 2012 Convertible loan which was subsequently converted into 1,336,331 Class A ordinary shares on July 26, 2013. uniQure does not enter into any interest rate swaps.

(b)
Credit Risk

        Credit risk is managed on Company basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to wholesale customers, including outstanding receivables and committed transactions.

        The Company has currently no wholesale debtors other than Chiesi. Please refer to Note 18 and 30 for further information on the Company's relationship with Chiesi.

        The security deposit under other non-current assets represents the amount the Company paid to the landlord in September 2013 in relation to the facility in Lexington, Massachusetts. The deposit is neither impaired nor past due.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

3. Financial Risk Management (Continued)

        As of December 31, 2014 and December 31, 2013, the majority of uniQure's cash and cash equivalents were placed at the following banks:

	AS OF DECEMBER 31,
	2013		2014
(€ in thousands)	AMOUNT	CREDIT RATING	AMOUNT	CREDIT RATING
Bank
Rabobank(1)	23,810	Aa2	53,117	Aa2
CommerzBank(1)(2)	—	—	102	Baa1

Total	23,810		53,219

(1)
Ratings are by Moody's

(2)
In July 2014, the Company acquired InoCard, which holds an account with Commerzbank.

        The policy to accept banks and financial institutions with a minimum rating of "A" has been adapted to also accept Commerzbank (with a Baa1 rating). InoCard, acquired by the Company in July 2014, holds an account with Commerzbank. There are no financial assets past due date or impaired. No credit limits were exceeded during the reporting period.

(c)
Liquidity Risk

        Management considers uniQure's cash and cash equivalents as of December 31, 2014, when taken together with additional funds raised since that date following the collaboration with Bristol-Myers Squibb, are sufficient to carry out the business plans going forward until 12 months from the date of these financial statements. Prudent liquidity risk management implies maintaining sufficient cash, and planning to raise cash if and when needed, either through issue of shares or through credit facilities. Management monitors rolling forecasts of uniQure's liquidity reserve on the basis of expected cash flow.

        The table below analyzes the Company's financial liabilities in relevant maturity groupings based on the length of time until the contractual maturity date, as at the balance sheet date. The amounts

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

3. Financial Risk Management (Continued)

disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying value balances as the impact of discounting is not significant.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	OVER 5 YEARS	UNDEFINED
	(€ in thousands)
At December 31, 2013
Borrowings (excl. Finance lease liabilities)	1,498	3,372	4,192	—	—
Financial lease liabilities	156	168	134	—	—
Trade and other payables	7,445	—	—	—	—
Derivatives	939	—	—	—	—

Total	10,038	3,540	4,326	—	—

At December 31, 2014
Borrowings (excl. Finance lease liabilities)	1,710	7,773	11,480	—	—
Financial lease liabilities	168	134	—	—	—
Trade and other payables	9,449	—	—	—	—
Contingent consideration	—	—	—	—	14,500
Derivatives	852	—	—	—	—

Total	12,179	7,907	11,480	—	14,500

        Due to uncertainty of timing of achieving milestones, the amount for contingent consideration is classified as undefined in time. When due, the amount can be settled either in cash or in a variable number of Company shares.

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

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

3. Financial Risk Management (Continued)

  •
  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

  •
  Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

        As of December 31, 2014 and 2013 financial instruments at fair value through profit and loss amounted to a loss of €87,000 and €3,446,000 respectively, and comprised in 2013 of movements on the fair value of the derivative elements of convertible loans.

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

        Following the Initial Public Offering in February 2014, the measurement for the warrants is now a level 2 valuation and no longer a level 3 valuation, as our shares are currently traded on NASDAQ under the symbol "QURE" and the valuation of the warrants is derived from the quoted share price. The transfer from level 3 in the table below is presented and accounted for at the beginning of the accounting period.

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
	(€ in thousands)
At December 31, 2013
Debt to related party—derivative (warrants)	—	—	722	722
Borrowings—derivative (warrants)	—	—	217	217

	—	—	939	939

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
	(€ in thousands)
At December 31, 2014
Debt to related party—derivative (warrants)	—	645	—	645
Borrowings—derivative (warrants)	—	207	—	207
Contingent consideration	—	—	1,454	1,454

	—	852	1,454	2,306

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

3. Financial Risk Management (Continued)

	LEVEL 3
	derivatives at fair value through profit or loss	Contingent consideration	Total Level 3
Opening balance January 1, 2013	132	—	132
Transfers to (from) level 3	366	—	366
Movement in equity on early conversion of loan	(3,005)	—	(3,005)
Losses recognized in profit or loss	3,446	—	3,446

Closing balance at December 31, 2013	939	—	939

	LEVEL 3
	derivatives at fair value through profit or loss	Contingent consideration	Total Level 3
Opening balance January 1, 2014	939	—	939
Transfers to (from) level 3	(939)	—	(939)
Acquisition of InoCard GmbH (note 9)	—	1,301	1,301
Losses recognized in profit or loss	—	153	153

Closing balance at December 31, 2014	—	1,454	1,454

        The carrying amount of a financial asset or financial liability is a reasonable approximation of the fair value and therefore information about the fair values of each class has not been disclosed.

  Group valuation processes

        The Fair Value of the Level 3 contingent consideration is estimated using a Discounted Cash Flow methodology, as the expected (i.e. probability-weighted) present value of the milestone payments and based on a discount rate of 30%. The fair value could change as the probability of the milestone payments changes, or due to the time value of money. The values are included within the tables presented above. Changes in the fair values are analyzed at each reporting date during the quarterly review process.

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

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

4. Critical Accounting Estimates and Judgments (Continued)

  Revenue recognition

        The Company has not generated any revenues from royalties or product sales through December 31, 2014.

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

  Valuation of Warrants

        With the venture debt loan facility and after the conversion of the convertible loan in 2013 the Company is accounting for the valuation of warrants (total warrants as per December 31, 2014: 170,802 (2013: 170,802), with a corresponding carrying value of €852,000 (2013: €939,000). The fair value of the warrants is based on the Black-Scholes model. Assumptions are made on inputs such as time to maturity, the share price, volatility and risk free rate, in order to determine the fair value per warrant. In addition there is an assumption on foreign exchange to calculate the euro value of the Hercules warrants.

        The effect, when some of these underlying parameters would deviate by 10% up or down is presented in the below table.

	Share Price	Volatility	Time to Maturity
–10%	701,000	791,000	821,000
Base Case	852,000	852,000	852,000
+10%	1,011,000	913,000	882,000

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

4. Critical Accounting Estimates and Judgments (Continued)

  Share-based payments

        The Company as per the reporting date operates two equity settled share option plans. At the balance sheet date of December 31, 2014 a total of 2,596,532 options were granted and outstanding (2013: 1,691,844, 2012: 1,606,347) under these two plans. In addition the Company operates a plan for the management of 4D Molecular Therapeutics. At the balance sheet date of December 31, 2014, a total of 457,308 options were granted and outstanding. These plans are accounted for in accordance with the policy as stated in Note 2.4.18. The option pricing model used and the inputs to that model are described in Note 13 below.

        In August 2014 the Company also granted Restricted Stock Units (RSU's). At the balance sheet date of December 31, 2014 a total of 179,068 RSU's were granted and outstanding (2013: nil).

        For the periods ended December 31, 2012, 2013 and 2014 the recorded expenses for share based expenses were €1,767,000, €2,023,000 and €9,464,000 respectively. At the date of the IPO a total of 1,507,443 options vested in full.

  Corporate taxes

        The Company is subject to corporate taxes in the jurisdictions it is operating in. Significant judgment is required in determining the use of net operating loss carry forwards and taxation of upfront and milestone payments for corporate tax purposes. There are many transactions and calculations for which the ultimate tax determination is uncertain. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred corporate tax assets and liabilities in the period in which such determination is made.

  In Process Research and Development (IPR&D)

        Following the InoCard transaction the Company recorded an IPR&D valued at acquisition date of €4,655,000 (2013: nil). As per the balance sheet date the Company tested for impairment and re-assessed the Fair Value for the IPR&D. Based on this test it was assessed that no impairment charge needed to be recorded.

  Goodwill

        In 2014, following the InoCard transaction the Company recorded a Goodwill amount of €1,342,000 (2013: nil). The Goodwill was derived from the Purchase Price Allocation where the IPR&D was reconciled to the deferred tax liability and the total consideration. The Impairment review performed at balance sheet date indicated no change to the amount as presented.

  Contingent Consideration

        In 2014, following the InoCard transaction the Company recorded a contingent consideration at acquisition date of €1,301,000 (2013: nil). A subsequent valuation of the fair value of the contingent consideration at balance sheet date the Company resulted in a contingent consideration of €1,454,000,

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

4. Critical Accounting Estimates and Judgments (Continued)

by applying a discounted cash flow calculation, considered only the passing of time since the initial valuation.

        Performing a sensitivity analysis on the fair value estimation on the contingent consideration whereby varying, next to the passing of time, the unobservable inputs such as the timing and Probability of Success (PoS) in achieving the milestones, gave the following overview as per December 31, 2014.

	FV Estimation
Initial valuation at acquisition date	1,301
Passing of time between initial valuation and reporting date, P&L impact	153	1,454
Sensitivities applied, over and above passing of time:	Delta	FV
Moving out of all milestones by 6 months	(8)	1,293
Increasing the POS for the first milestone by 20%	735	2,036
Decreasing the POS for the first milestone by 20%	(429)	872
Reducing the discount rate from 30% to 20%	734	2,035
Increasing the discount rate from 30% to 40%	(103)	1,198

        In addition, the fair value of the contingent consideration is also affected by the timing of the commencement of products sales that will trigger further royalty payments to the former shareholders of InoCard. The POS sensitivity in the above table has an effect on the total POS used in the fair value calculation.

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

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

4. Critical Accounting Estimates and Judgments (Continued)

Glybera, such authorization is subject to further conditions before first sales may be made in the European Union.

        IAS38 describes the conditions under which development expenditure should be capitalized. These conditions include the availability of adequate technical, financial and other resources to complete the development of the intangible asset. On March 21, 2013, the Company secured a €10.0 million convertible loan, which provided resources to complete development of Glybera. Accordingly, from March 21, 2013, the Company has capitalized development costs relating to Glybera. Following commercial launch of the product by uniQure's commercial partner, Chiesi, the intangible asset will be carried at its cost less any accumulated amortization and any accumulated impairment losses (cost model). The remaining useful life over which the intangible will be amortized is estimated at approximately 18 years.

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

  (c)
  Impairment of Assets

        Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the year ended

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

4. Critical Accounting Estimates and Judgments (Continued)

December 31, 2014, management reviewed the carrying amount of these assets and determined that no adjustments to carrying values were required.

        On assets that are not subject to amortization, the Company annually performs an impairment review based on the fair value less cost of disposal method. For the purpose of assessing impairment, the Company groups assets at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The Company currently uses all material assets in the development of certain gene therapy products. Therefore, the management regularly reviews all activities of the Company as a single component and one cash-generating unit. Although we are not currently selling any products, our collaborator, Chiesi, is preparing the commercial launch of Glybera in the European Union. The Company's future revenues from product revenue will depend on the success of Chiesi's commercialization efforts and the Company's success in obtaining marketing authorization for Glybera and any other product candidates in additional countries. Based on management's expectations of revenues and gross margin from anticipated sales of Glybera by Chiesi, the management has determined that no impairment charge in respect of intangible assets relating to Glybera is necessary. These expectations are principally based on management's estimate of the market size for Glybera and the gross margin that management expects to realize.

        Next to Glybera-related intangible assets, in the impairment review the Company also considered the intangible assets associated with other pipeline products and the manufacturing platform. New to the review in 2014 were the In Process Research and Development and Goodwill as they arose from the InoCard acquisition.

        The Company has determined that no impairment charge is required for the year ended December 31, 2014. Performing a further sensitivity analysis on the fair value calculation (by for example, reducing the fair value per ordinary share by 20%, as used in the calculation of the enterprise value), did not change management's conclusion that no impairment charge was required.

  (d)
  Compound Financial Instruments

        We classify a financial instrument or its component parts on initial recognition as a financial liability, a financial asset or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability, a financial asset and an equity instrument. We have analyzed the convertible loans we issued in 2012 and 2013 and the venture debt financing received from Hercules in 2013 and 2014, and concluded that both instruments were composed of a loan component and an embedded financial derivative component, which qualified as financing liabilities. We estimated the fair value of these liabilities using option pricing models and assumptions that are based on the individual characteristics of the instruments on the valuation date.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

5. Intangible Assets

	LICENSE FEES	CAPITALIZATION OF DEVELOPMENT EXPENSES	IN-PROCESS RESEARCH & DEVELOPMENT	GOODWILL	TOTAL INTANGIBLE ASSETS
			(€ in thousands)
As of January 1, 2013
Cost	3,278	—	—	—	3,278
Accumulated amortization and impairment	—	—	—	—	—

Opening net book amount	3,278	—	—	—	3,278

Additions	1,544	3,108	—	—	4,652
Reductions	(155)	—	—	—	(155)
Amortization charge	—	—	—	—	—

Closing net book amount	4,667	3,108	—	—	7,775

At December 31, 2013					—
Cost	4,667	3,108	—	—	7,775
Accumulated amortization and impairment	—	—	—	—	—

Net book amount	4,667	3,108	—	—	7,775

As of January 1, 2014
Opening net book amount	4,667	3,108	—	—	7,775
Additions	225	3,703	4,665	1,342	9,935
Reductions	—	—	—	—	—
Amortization charge	—	—	—	—	—

Closing net book amount	4,892	6,811	4,665	1,342	17,710

At December 31, 2014					—
Cost	4,892	6,811	4,665	1,342	17,710
Accumulated amortization and impairment	—	—	—	—	—

Net book amount	4,892	6,811	4,665	1,342	17,710

        In the years presented in these financial statements, no amortization expense was recorded because the related products for which licenses have been granted have, in case of Glybera, not seen their first commercial sale, or in relation to products under development, have not yet been approved for commercial sale by regulatory authorities. For the amount associated with Glybera amortization will start the month the first commercial sales of the approved product will be recorded.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

5. Intangible Assets (Continued)

  Licenses

        The net book amount of uniQure's licenses by licensor is set out below:

	DECEMBER 31,
	2012	2013	2014
	(€ in thousands)
Xenon	365	765	765
AmpliPhi	2,352	2,197	2,197
NIH	317	1,130	1,209
UCSF	244	244	244
St. Jude	—	250	250
Salk Institute	—	4	4
Protein Sciences Corporation	—	77	77
4D Molecular Therapeutics	—	—	146

Total	3,278	4,667	4,892

        The amounts set out above arose as follows:

        In June 2001, the Company obtained a sub-license from Xenon Genetics, Inc. ("Xenon"), which was approved by Xenon's licensor, The University of British Columbia. The sub-license was initially capitalized in the amount of €140,000. Xenon granted the Company the exclusive worldwide rights to use the Xenon licensed technology and to use, manufacture, distribute and sell licensed products (as defined in the sub-license agreement). The contract provides for payment of license fees, milestone payments, and a portion of the royalties received from Chiesi, which will be payable to Xenon instead. Dependent upon the progress and success of the research and development activities and sales by the Company, future milestones are capitalized when payment is probable. In 2006, the Company paid a milestone of €70,000 that was capitalized.

        In December 2006, the Company acquired a sub-license from Targeted Genetics Corporation (now renamed AmpliPhi Biosciences, Inc. ("AmpliPhi"). The sub-license was approved by AmpliPhi's licensor, The University of Pennsylvania. It is related to "AAV1 Vector" technology, and the recognized acquisition amount is €1,330,000, which was capitalized.

        In 2007, the Company acquired a license from the National Institutes of Health ("NIH") in the amount of €208,000 for the production of adeno-associated virus vectors.

        In 2008, the Company paid and capitalized a milestone payment of €357,000 to AmpliPhi under the above license.

        In 2008, the Company capitalized licensing fees totaling €600,000 related to a license from the La Sapienza University of Rome ("La Sapienza") for technology for treatment for Duchenne Muscular Dystrophy and a license from the San Rafaelle University of Milano for technology to be used in the treatment of Factor IX Hemophilia.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

5. Intangible Assets (Continued)

        In 2009, the Company accrued for and capitalized a licensing milestone of $750,000 (€511,000) to AmpliPhi which became payable on the submission of the MAA of Glybera to EMA. The payment to AmpliPhi was made in 2010.

        In 2010, the Company terminated its research and license agreement with San Rafaelle University of Milano. This expense had been capitalized as an intangible asset, and accordingly this amount has been written off (€300,000).

        In 2011, the Company made and capitalized a payment to the NIH in the amount of €109,000 for a license to use AAV5.

        During 2011, the Company stopped further development of its Duchenne Muscular Dystrophy program. At that time, the program had not met its scientific goals. Accordingly, the amount capitalized (€300,000) as an intangible asset in respect of the license from La Sapienza described above has been written off.

        In 2012, the Company made and capitalized a payment to AmpliPhi Biosciences Corporation of $200,000 (€154,000) in accordance with its financial obligations relating to Glybera.

        In 2012 the Company also made and capitalized a payment to Xenon Pharmaceuticals Inc. of CAN$ 200,000 (€155,000) in respect of Glybera's approval by EMA.

        In 2012, the Company made and capitalized a payment to the University of California at San Francisco ("UCSF") of $300,000 (€244,000) in respect of the license to certain data, know-how, and other rights relating to the program for Parkinson's disease.

        In June 2013, when the agreements with Chiesi became unconditional, the Company booked amounts related to amendment fees in relation to licenses granted to subcontractors for a total amount of €1,544,000, broken out as follows: Xenon €400,000, NIH €813,000, St. Jude € 250,000, Salk Institute €4,000 and Protein Sciences Corporation € 77,000. For the last three parties mentioned the Company incurred annual maintenance fees only in prior years.

        On July 1, 2013, the Company altered the terms of the previous Glybera-related license agreement, entered into in 2012, with AmpliPhiBiosciences Corporation, reducing the capitalized amount by €155,000 (CAN$200,000).

        In January 2014, the Company made and capitalized a payment of $200,000 (€146,000) in accordance with its financial obligations relating to the further development of vector technologies.

        In October 2014, the Company made and capitalized a payment to the NIH in the amount of €79,000 for an amendment to the license to use adeno-associated viruses.

  Capitalization of Development Expenses

        On March 21, 2013, the Company secured a €10.0 million convertible loan, which provided resources to complete development of Glybera. Accordingly, from March 21, 2013, the Company has capitalized development costs relating to Glybera. Following commercial launch of the product by uniQure's commercial partner, Chiesi, the intangible asset will be carried at its cost less any accumulated amortization and any accumulated impairment losses (cost model). The estimated useful

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

5. Intangible Assets (Continued)

life over which the intangible will be amortized is estimated approximately to be another 18 years ending in 2032: the date of expiration of the last intellectual property protection related to the manufacturing process. As at the December 31, 2014 balance sheet date the Company recorded a total of €6,811,000 (2013: €3,108,000) related to capitalized development costs for Glybera.

  In Process Research & Development (IPR&D)

        The presented IPR&D relates to the InoCard acquisition. UniQure GMBH (InoCard) is effectively a single-product business, fully focusing on the further development of gene therapy approaches for cardiac disease. As of the acquisition date the Company performed a purchase price allocation under IFRS 3 that resulted in an initial fair value assessment of the acquired IPR&D asset in a value of €4,665,000.

  Goodwill

        The InoCard acquisition and its Purchase Price Allocation calculation performed at initial recognition resulted in goodwill of €1,342,000. As the value of the company is considered to be fully represented by the fair value of the underlying asset in the sense that all cash flows generated by the company are attributable to the underlying asset, the economic goodwill is immaterial. However as the underlying asset, the IPR&D, due to its undeductability for tax purposes, generates a deferred tax liability, the Company has to account for goodwill. For further disclosures please refer to Note 9.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

6. Property, Plant and Equipment

	LEASEHOLD IMPROVEMENTS	CONSTRUCTION IN PROCESS	LAB EQUIPMENT	OFFICE EQUIPMENT	TOTAL
	(€ in thousands)
As of January 1, 2013
Cost	1,264	—	2,959	879	5,102
Accumulated depreciation	(666)	—	(2,689)	(562)	–3,917

Opening net book amount	598	—	270	317	1,185

Additions	—	1,285	175	504	1,964
Depreciation charge	(185)	—	(124)	(226)	(535)
Closing net book amount	413	1,285	321	595	2,614

At December 31, 2013
Cost	1,264	1,285	3,134	1,383	7,066
Accumulated depreciation	(851)	—	(2,813)	(788)	(4,452)

Net book amount	413	1,285	321	595	2,614

As of January 1, 2014
Opening net book amount	413	1,285	321	595	2,614
Reclassifications	12,543	(15,355)	2,149	663	—
Additions	10	14,489	1,849	443	16,791
Depreciation charge	(804)	—	(218)	(517)	(1,539)
Currency translation effects	1,220	465	(20)	136	1,801

Closing net book amount	13,382	884	4,081	1,320	19,667

At December 31, 2014
Cost	15,074	884	7,200	2,544	25,702
Accumulated depreciation	(1,692)	—	(3,119)	(1,224)	(6,035)

Net book amount	13,382	884	4,081	1,320	19,667

        Construction in Process ("CIP") at December 31, 2013 and December 31, 2014 related to the build-out of the manufacturing facility in Lexington, Massachusetts, that had started at the end of the second quarter of 2013.

        Total depreciation expense of €1,539,000 for the twelve months ended December 31, 2014 (twelve months ended December 31, 2013: €535,000, 2012: € 548,000) has been charged to research and development expense where it relates to our manufacturing facility and equipment, and to selling, general and administrative expense for other matters.

7. Other Non-Current Assets

        As of December 31, 2014, the amount represents a refundable security deposit for the lease payments of the Lexington, Massachusetts facility, paid in September 2013, accrued with Interest on the balance sheet.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

8. Trade and Other Receivables

	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
Receivables from related parties	1,425	2,426
Other receivables	764	588
Prepaid Expenses	391	515
Social security and other taxes	402	439

Trade and other receivables	2,982	3,968

        The fair value of trade and other receivables approximates their carrying value. As of December 31, 2014 and December 31, 2013, all trade and other receivables were assessed as fully recoverable. The carrying amount of the Company's trade receivables are denominated in Euro and USD.

        The receivables from related parties as of December 31, 2014 relate to amounts due from Chiesi based on revenue recognized and expenses reimbursed of €2,404,000; (2013: €1,402,000). The remaining element of receivables from related parties relate to certain wage tax liabilities settled by the Company on behalf of senior management in connection with purchases of AMT depositary receipts in 2007; these amounts are repayable to uniQure on sale of the related depositary receipts or on the respective employee ceasing to be employed by the Company of €22,000; (2013: 22,000).

        The Other Receivables balance at December 31, 2014 consists of certain deposits made in relation to the further build-out of the US facility and accrued income in relation to grants. The Other Receivables balance at December 31, 2013 consists largely of amounts of tenant improvements due to the Company from the landlord in relation to our facility in Lexington, Massachusetts (€546,000), as well as prepayments related to rent, insurance and certain annual license fees in software and intellectual property.

        The other classes within trade and other receivables do not contain impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

9. Business Combinations

        On July 15, 2014 the Company signed and on July 31, 2014 the Company closed an agreement to acquire all shares of InoCard GmbH. InoCard was founded in December 2013 as a spin-off of the University of Heidelberg, and is an early-stage biotechnology company focused on the development of gene therapy approaches for cardiac disease. InoCard has developed a novel gene therapy through preclinical proof of concept, for the one-time treatment of congestive heart failure (CHF). InoCard founders Prof. Patrick Most and Prof. Hugo Katus have joined uniQure as Managing Director of uniQure in Germany and Chairman of the Scientific Advisory Board, for Cardiovascular Diseases, respectively.

        Under the terms of the agreement, InoCard shareholders have received an upfront payment of approximately €3,000,000 (€1,500,000 in cash and €1,500,000 in uniQure shares (189,982 shares at closing of the transaction)), and will receive a further €14,500,000 in success-based milestone payments

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

9. Business Combinations (Continued)

upon achieving certain clinical and regulatory targets. Upon a successful commercial launch of a developed product, the sellers will further receive a royalty payment of 0.5% of the net product sales. The amount of the €14,500,000 in milestones is payable, at the Company's sole discretion, in either cash or a variable number of Company shares, based on the then current stock price.

        The acquired entity, InoCard, is effectively a single-product business, fully focusing on the further development of gene therapy approaches for cardiac disease. All success based milestones relate to the further development of these programs and therefore these programs are deemed the only material asset of the entity. As such, the value of InoCard is assumed to fully be represented by the fair value of the S100A1 program. As of the acquisition date the Company performed a purchase price allocation under IFRS 3 that resulted in a fair value assessment of the acquired IPR&D asset in a value of €4,665,000.

        In determining the fair value of IPR&D, the Company utilized the Income Approach (Discounted Cash Flow method). Inputs to this model were assumptions on pricing and market share developments, together with assumptions on the cumulative probability of success of progressing through the various clinical development stages up to market approval; This method resulted in a series of future cash flow that were discounted at a rate of 30%.

        The following table summarises the consideration paid for InoCard and the amounts of the assets acquired and liabilities assumed, recognized at the acquisition date:

July 31, 2014
(€ in thousands)
Consideration paid:
Cash paid	1,463
Shares	1,500
Shares issued upon conversion of assumed convertible loan	17
Contingent consideration	1,301

Total consideration	4,281

  The closing share price on July 31, 2014 was $10.22

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

9. Business Combinations (Continued)

        Recognized amounts of identifiable assets acquired and liabilities assumed were as follows:

July 31, 2014
(€ in thousands)
Non-current assets
Intangible assets (excl. Goodwill)	4,665
Current assets
Cash and cash equivalents	373
VAT receivable	13
Non-current liabilities
Deferred tax liabilities	(1,379)
Current liabilities
Trade payables	(7)
Other payables	(726)

Total identifiable net assets	2,939

Goodwill	1,342

        In relation to this acquisition an amount of €258,000 was recognized as transaction cost in the Selling, general and administrative expenses for the year ended December 31, 2014.

        The fair value of the contingent consideration is estimated as the expected (i.e. probability-weighted) present value of the milestone payments and based on a discount rate of 30%. The relatively high discount rate is derived from the high uncertainty of progressing from the current pre-clinical development stage through the various clinical stages before arriving at a commercial stage. The fair value of this contingent consideration will be re-measured every reporting date with changes recognized in profit & loss for the period. The fair value could change as the timing or the probability of achieving the milestone payments changes, or due to the time value of money. The contingent consideration calculated at initial recognitions as €1,301,000 is accounted for as a liability. The maximum, undiscounted contingent consideration amounts to €14,500,000 upon achieving clinical milestones with an additional 0.5% royalty of future net product sales.

        At reporting date the updated valuation of the contingent consideration resulted in an additional liability of €153,000 that was subsequently taken as research and development expense through the profit and loss accounts of the Company.

        This classification was determined on the basis that the movements in fair value should follow the nature and purpose of the contingent consideration, arising from achieving operational milestones in the further development of the underlying product. The fair value of the contingent consideration at December 31.2014 is €1,454,000.

        The IPR&D is not recognized for tax purposes; therefore a deferred tax liability is recognized for this temporary difference. The deferred tax liability is based on the fair value of the IPR&D multiplied by the German tax rate of 29.58%, resulting in a deferred tax liability of €1,379,000.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

9. Business Combinations (Continued)

        The operational loss included in the consolidated statement of comprehensive loss from August 1, 2014 to December 31, 2014 contributed by InoCard GmbH was €400,000. No revenues were contributed by InoCard.

        Had InoCard been consolidated from January 1, 2014, the consolidated income statement for the twelve months ended December 31, 2014 would show a pro-forma revenue of €0 and a pro-forma loss of €763,000.

10. Inventories

	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
Raw materials	103	152
Work in process / Intermediate Products	762	48

Inventories	865	200

        Inventories as of December 31, 2014 were €200,000 (2013:€865,000). The amount includes the raw materials that are to be capitalized in connection with the manufacturing of Glybera for commercial sale, which is expected to commence in early 2015. Also included in inventories are amounts assigned to commercial batches of Glybera. The reduction in the inventories over the course of 2014 related to a number of batches, manufactured in 2013, that were in 2014 considered to be out of specifications and could not be put forward for commercial sale; the net reduction in 2014 of €714,000 (2013: nil) was accordingly booked into research and development expenses.

11. Cash and Cash Equivalents

	DECEMBER 31,
	2013	2014
	(€ in thousands)
Cash at bank and in hand	23,810	53,219

	23,810	53,219

        The cash balance as of December 31, 2014 reflects the balance of our expenses and investments, and the proceeds from the IPO for €62.0 million after commissions and expenses and from the amendment to the venture debt financing from Hercules Technology Growth Capital for $9.8 million (€7.2 million).

Supplemental information relating to the Cash Flow Statement

        The conversion of the €13,497,000 convertible loan, comprising an amount of €1,498,000 drawn down in December 2012 and the balance of €11,999,000 drawn down during 2013, represented a non-cash item as of December 31, 2013. Refer to Note 15 below.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

11. Cash and Cash Equivalents (Continued)

        The derivative result arising on early conversion of the loan, amounting to €1,333,000 and the derivative result relating to embedded derivatives, amounting to €2,113,000, represented non-cash items as of December 31, 2013.

        Purchases of fixed assets and changes in trade and other payables exclude a non-cash item of €1,022,000 largely related to the purchase of fixed assets, which have not yet been paid as of December 31, 2014. (2013: €628,000 and 2012: nil)

        All non-cash items described above are excluded from the Consolidated Statement of Cash Flows on page F-6.

12. Shareholders' (Deficit)/Equity

        uniQure was incorporated on January 10, 2012; therefore, the year ended December 31, 2012 is the first accounting period for the Company.

	NUMBER OF SHARES	AMOUNT OF UNIQURE CAPITAL (BASED ON SHARES OF €0.05 NOMINAL VALUE)
		(€ in thousands)
Share capital (ordinary shares)
As of December 31, 2012	9,653,495
Share capital		483
Share premium		114,795

Total		115,278

New shares issued in 2013	2,541,411
Share capital		127
Share premium		27,664

Total		27,791

As of December 31, 2013	12,194,906
Share capital		610
Share premium		142,459

Total		143,069

New shares issued in 2014	5,897,288
Share capital		295
share premium		64,320

Total		64,615

As of December 31, 2014	18,092,194
Share capital		905
Share premium		206,111

Total		207,016

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

12. Shareholders' (Deficit)/Equity (Continued)

        On January 31, 2014, we effected a 5-for-1 consolidation of our shares, which had the effect of a reverse share split. All share, per-share and related information presented in these financial statements has been retroactively adjusted, where applicable, to reflect the impact of this reverse share split.

        As of the date hereof, our authorized share capital is €3,000,000, divided into 60,000,000 ordinary shares, each with a nominal value of €0.05. Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our articles of association.

        Following the IPO where the Company issued 5,400,000 ordinary shares, and as of December 31, 2014, a total of 18,092,194 shares were issued and paid up in full at a nominal value of €0.05 per share (December 31, 2013: 12,194,906 shares at €0.05 per share, December 31, 2012: 9,653,495 shares at €0.05 per share). Of these 18,092,194 shares, a total of 5,897,288, are presented as being issued during the year (2013: 2,541,411, 2012: 4,902,473 shares. The total gross payment with respect to these shares issued during the period is presented as €64,615,000 (2013: €27,791,000, 2012: €15,094,000).

        During the period covered by these financial statements, uniQure had a single class of shares, which are denominated as ordinary shares. Within this class of ordinary shares, there were further sub-denominations between Class A ordinary shares, class B ordinary shares and class C ordinary shares. Other than the fact that certain corporate resolutions required the approval of the general meeting of the class A ordinary shares, class A, B and C ordinary shares carried equal economic rights and ranked equally. As per the IPO date the Company reclassified all the Class A, B and C ordinary shares as one single category of ordinary shares.

Date	Description	Number of Shares	Share Capital Amounts	Share Premium Amounts	Total Equity Amounts
				(€ in thousands)
January 1, 2013	Brought forward	9,653,496	483	114,795	115,278
January - May, 2013	Employee and other persons new equity investments	90,747	4	274	278
July 24, 2013	Chiesi new equity investment	1,109,214	55	13,945	14,000
July 26, 2013	Conversion of 2012 & 2013 convertible loan	1,336,331	67	13,430	13,497
November 2013	Exercise of options	5,118	1	15	16
February 05, 2014	Initial Public Offering	5,400,000	270	61,683	61,953
July 31, 2014	Issuance of shares	192,128	10	1,507	1,517
September - December 2014	Exercise of options	305,160	15	462	477

December 31, 2014		18,092,194	905	206,111	207,016

        This note describes the shares issued during the period since January 1, 2013. In summary these were as follows:

  •
  In January 2013 pursuant to an agreement entered into in April 2012, the Company completed raising (that started in late 2012 with a total amount of €274,000 through the issuance of an aggregate of 89,155 class B ordinary shares) with a further amount of €278,000 through the issuance of an aggregate of 90,747 class B ordinary shares, represented by uniQure DRs shares to employees and related parties at a price of € 3.07 per share;

  •
  On July 24, 2013 pursuant to various agreements with Chiesi Pharmaceutici S.p.A the Company raised a total amount of €14,000,000 through the issuance of 1,109,214 Class C ordinary shares at a price of €12.60 per share;

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

12. Shareholders' (Deficit)/Equity (Continued)

  •
  On July 26, 2013 the Company converted the 2012 Convertible loan through the issuance of 1,336,333 Class A shares at a price of €10.10 per share; and

  •
  In November 2013 through conversion of share options the Company issued 5,118 Class B ordinary shares at a price of €3.07 per share.

  •
  On February 5, 2014 pursuant to the Initial Public Offering the Company issued 5,400,000 ordinary shares at a nominal value of €0.05 per share, generating €61,953,000 (after commission and expenses).

  •
  On July 31, 2014 pursuant to the acquisition of InoCard GmbH the Company issued 192,128 ordinary shares at a nominal value of €0.05 per share.

  •
  From September 2014 through to December 31, 2014 through exercise of share options the Company issued 305,160 ordinary shares at a price ranging from €0.05 - €3.07 per share.

        In November 2013 a total of 5,118 shares were issued upon exercise of share options. In 2014 a total of 305,160 shares were issued upon exercise of options.

        As of December 31, 2014, 7,258 shares were held by the stichting participatie AMT as treasury shares (2013: 7,258). (Further details of stichting participatie AMT are set out in Note 1 above.) These treasury shares arose under the terms of an employee incentive plan operated by AMT, under which employees were permitted to subscribe for new shares at a discount to the market price, but were then required to remain with AMT for a period of three years following the effective date of such purchase. Employees who left AMT within such three year period and who did not meet certain other exceptional conditions were obliged to return their shares.

  Share Premium

        The presentation of the share premium account is on a consistent basis with the share capital account, including similar adjustments to reflect the impact of the treatment under IFRS 3, as set out in the table above.

        The total additions to share premium in the year ended December 31, 2014 amount to €63,652,000 net of costs. This increase in share premium was due to the issue of shares as described above.

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

        The Company, in 2013, presented in other reserves the result of the conversion of the convertible loan to the amount of €3,005,000 (see Note 15). In addition, in 2014 the Company presents under Other Reserves, Other Comprehensive Income arising from the foreign currency translation difference from the U.S. subsidiary.

        In the years presented in these financial statements, the Company did not have any other legal or other types of restricted reserves.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

12. Shareholders' (Deficit)/Equity (Continued)

        No tax amounts are included under other comprehensive income as the Company does not record any income tax expense.

13. Share Based Payments

  2012 Share Option Plan

        At the general meeting of shareholders on February 15, 2012, uniQure shareholders approved the adoption of the 2012 Plan. Under the 2012 Plan, share options were granted on the date of grant and vest over a period of three years on the basis set out in Note 2.4.18 above. Any options that vest must be exercised by the tenth anniversary of the effective date of grant.

        In 2012 a total of 1,606,347 options were granted under the 2012 Plan to management and certain other employees and consultants. The expense recognized amounted to €1,767,000 during the year ended December 31, 2012. In the year 2013 the Company granted another 301,468 options, a total of 210,853 were forfeited and a total of 5,118 options were exercised, to result in an ending balance as of December 31, 2013 of a total of 1,691,844 outstanding options recognizing a share based expense of €2,023,000.

  2014 Share Option Plan

        At the general meeting of shareholders on January 9, 2014, uniQure shareholders approved the adoption of the 2014 Incentive Plan. Under the 2014 Incentive Plan, share options were granted on the date of grant and vest over a period of four years on the basis set out in Note 2.4.18 above. Any options that vest must be exercised by the tenth anniversary of the effective date of grant.

  4D Option Plan

        Following the agreement between the Company and 4D Molecular Therapeutics, the Company has granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense over three years (4D Option Plan).

        In the year 2014, for the above mentioned plans, the Company granted a total of 1,724,744 options, of which 57,588 were forfeited and 305,160 options were exercised, at a weighted average share price at exercise date of $14.36 (€11.56), resulting in an ending balance as of December 31, 2014 of 3,053,840 outstanding options and the recognition of a share based expense of € 9,114,000.

  Restricted Stock Units (RSU)

        In the year 2014 the Company granted a number of 179,068 RSU's for which the Company recognized a share based expense of €350,000. Inputs to the valuation of the granted RSU's, are the share price at date of grant and the anticipated date of full and final vesting. The fair value at grant of the RSU's is determined at $1.8 million (€1.5 million).

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

13. Share Based Payments (Continued)

        The 2012 Option Plan, the 2014 Option Plan and the 4D Option plan all qualify as equity-settled option plans. Movements in the number of outstanding share options granted in 2012, 2013 and 2014, under all Plans, were as follows:

	2012		2013		2014
	NUMBER	EXERCISE PRICE	NUMBER	EXERCISE PRICE	NUMBER	EXERCISE PRICE
Options outstanding as of January 1	379,640	€9.75 - €14.60	1,606,347	€3.07	1,691,844	€3.07 - €10.10
Options granted	1,606,347	€3.07	301,468	€3.07 - 10.10	1,724,744	€0.05 and $9.35 - $9.63
Options forfeited	(379,640)	€9.75 - €14.60	(210,853)	€3.07	(57,588)	€3.07 and $9.35
Options exercised	—	—	(5,118)	€3.07	(305,160)	€0.05 - €3.07

Options outstanding as of December 31	1,606,347	€3.07	1,691,844	€3.07 - €10.10	3,053,840	€0.05 - €10.10 and $9.35 - $9.63

        Of the 3,053,840 options outstanding (2013: 1,691,844, 2012: 1,606,347), 1,423,175 options (2013: 773,442, 2012: nil) were vested and exercisable (within limitations of the Company's Insider Trading Policy). Options outstanding at the end of the year have the following weighted-average remaining contractual life and ranges of exercise prices:

YEAR ENDED DECEMBER 31, 2014 WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	RANGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS
1 - 5 years	€0.05	457,308
6 years
7 years	€3.07	1,435,653
8 years	€10.10	92,129
9 years	$9.35 - $9.63	1,068,750

At December 31, 2014		3,053,840

YEAR ENDED DECEMBER 31, 2013 WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	RANGE EXERCISE PRICE IN EUR PER SHARE	NUMBER OF OPTIONS
1 - 5 years	—	—
6 years	—	—
7 years	—	—
8 years	3.07	1,397,127
9 years	3.07 - 10.10	294,717

At December 31, 2013	3.07 - 10.10	1,691,844

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

13. Share Based Payments (Continued)

YEAR ENDED DECEMBER 31, 2012 WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	RANGE EXERCISE PRICE IN € PER SHARE	NUMBER OF OPTIONS
1 - 5 years	—	—
6 years	—	—
7 years	—	—
8 years	—	—
9 years	3.07	1,606,347

At December 31, 2012	3.07	1,606,347

        The Black-Scholes option pricing model has been used to value these awards, based on the following key variables:

	2012	2013	2014
Options with change of control and service based vesting conditions	—	—	3.053,840
Options with an IPO, change of control and service based vesting conditions	1,606,347	1,691,844	—
Share Price: the closing share price on the grant dates	—	—	$8.66 - 9.63
Estimated fair value per option as of grant date	€2.05 - 3.60	€3.40 - 12.35	$5.24 - 5.93
Expected Volatility: uniQure used an estimated volatility figure which was determined based on volatility analysis of companies in the same sector and of a similar size	70 - 80%	70%	70%
Expected Term: is the period from grant until the expected exercise date.	5.5 - 6.3 years	5.5 - 6.3 years	6.11 years
Exercise price:	€3.07	€3.07 - 10.10	€0.05 and $9.35 - 9.63
Expected Dividend Yield: the Company currently does not pay dividends and has no plans to do so	0%	0%	0%
Risk-free Rate: based on Government bonds with a term that is commensurate with the expected term of each option tranche. Also considered is the risk- free rate over the performance period for each option tranche	0.5 - 1.1%	0.4 - 1.2%	0.23%

        Of the 1,606,347 options granted in 2012, 478,217 options were granted to members of the Management Board and 196,912 options were granted to members of the Supervisory Board. In 2013, 301,468 options were granted (of which 252,652 options were granted to members of the Management Board and 10,000 options were granted to a member of the Supervisory Board). A total of 210,853

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

13. Share Based Payments (Continued)

options were forfeited in 2013 (of which 140,652 options were forfeited from a member of the Management Board and 37,507 options were forfeited from a member of the Supervisory Board). In November 2013, a total of 5,118 options were exercised.

        Under the 2014 Option Plan a total of 1,115,000 options were granted (of which 332,500 options were granted to members of the Management Board and Senior Management). None of these options granted to the Management Board and Senior Management lapsed / forfeited during 2014. Another 35,000 options were granted to members of the Supervisory Board of which a total of 5,000 lapsed / forfeited in 2014. Of the remaining 747,500 options granted in 2014, 41,250 lapsed / forfeited in 2014. As of December 31, 2014 there were 3,053,840 options outstanding. An additional €4.8 million of share - based expense is expected to be recognized from 2015 through to 2018.

  Expected option term

        uniQure has considered various approaches to take into account the effects of expected early exercise whereby the length of the vesting period, the expected share price development, the expected share price volatility and the participants' employee level within the organization have been analyzed.

        Based on the outcome of this analysis, uniQure management has determined to take the effects of expected early exercise into account by using an estimate of an option's expected life as an input into the Black-Scholes option pricing model. As historical data about employees' exercise behavior is limited, management's estimate is based on a weighted average expected option life for the entire participant group. The resulting expected weighted-average life of the options granted is the midpoint between the vesting date and the contractual term of the options.

  Valuation of ordinary shares

        The Company's shares are listed on the NASDAQ (ticker: QURE). At the date of each grant of options subsequent to the transaction between uniQure and AMT, and prior to date of listing, the fair value of the ordinary shares is determined by the Management Board and Supervisory Board, and takes into account the most recently available valuation of ordinary shares and the assessment of additional objective and subjective factors the Company believes are relevant.

  Expected volatility

        For option grants post April 2012, the volatility has been estimated solely by reference to the historical volatility of the publicly traded peer companies. This has resulted in a volatility in the range 70 - 80% in respect of the options granted in the year ended December 31, 2012, an applied volatility of 70% in respect of the options granted in the year ended December 31, 2013 and an applied volatility of 70% in respect of the options granted in the year ended December 31, 2014. Based on the limited trading history of the Company's shares on NASDAQ, between February 5, 2014 and December 31, 2014 the volatility is calculated at 71.9%

        Further details regarding the total expense recognized in the income statement for share options granted to managing directors, supervisory directors and selected employees are set out in Note 30. The corresponding increase in equity is separately accounted for as other reserves.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

14. Financial Lease Liabilities

        uniQure leases certain leasehold improvements by means of finance leases including the following:

  •
  Agreement between Beheersmaatschappij Dienstverlening en Deelneming AZUA BV ("BDDA"), a wholly-owned subsidiary of the AMC, and uniQure, regarding leasehold improvements at Meibergdreef, Amsterdam, ended at September 30, 2016. The rent of the leasehold improvements amounts to €156,000 per year. The Company has the right to cancel the lease earlier on a one-year term; however, the Company will then need to repay the remaining amount of leased leasehold improvements.

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

	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
Gross finance lease liabilities—minimum lease payments
No later than 1 year	184	184
Later than 1 year and no later than 5 years	322	138
Later than 5 years	—	—
Future finance charges on finance leases	(48)	(20)

Total	458	302

        The present value of finance lease liabilities is as follows:

	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
No later than 1 year	156	168
Later than 1 year and no later than 5 years	302	134
Later than 5 years	—	—
Future finance charges on finance leases	—	—

Total	458	302

15. Debt to related party

December 2012 Convertible loan and amendment in March 2013 / Conversion in July 2013

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

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

15. Debt to related party (Continued)

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

        Following the subscription for new equity by Chiesi, on July 21, 2013 the full convertible loan of €13,497,000 was converted on July 26, 2013 into new Class A Ordinary Shares, at a conversion price of €10.10 per share. This conversion marked the extinguishment of the convertible derivative instrument. The remaining derivative element relates to the warrants issued to the holders of the convertible loan as part of the convertible loan arrangements.

        The warrants associated with the convertible loan, which survived the conversion of the loan, are presented in the consolidated balance sheet as at December 31, 2014 within liabilities as an embedded derivative with a fair value of €645,000 (December 31, 2013: €722,000).

        Where it comes to debts to related parties, during the period ended December 31, 2014, an amount of € 77,000 was recognized as finance income (compared with a loss of €4,387,000 for period ended December 31, 2013). The 2014 amount related to the surviving warrants and the 2013 amount related to €3,491,000 of derivative result on conversion where the remainder consisted of interest expense in relation to the convertible note. The elimination of the embedded derivative (convertible element) by the early conversion of the loan in July 2013 created €3,005,000 of Other Reserves within the Equity presentation.

16. Trade and Other Payables

	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
Trade payables	3,507	4,860
Social security and other taxes	802	963
Other current liabilities	3,292	3,794

Total trade and other payables	7,601	9,617

        The carrying values of trade and other payables are assumed to approximate their fair values.

Other current liabilities

        As of December 31, 2014 and December 31, 2013, other current liabilities consisted principally of accruals for services provided by vendors but not yet billed, reimbursements received from research and development partners for expenses which have yet to be incurred and miscellaneous liabilities.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

17. Borrowings

	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
Non-current
Borrowings	6,292	16,418

Total non-current	6,292	16,418

Current
Debt to related party—derivative	722	645
Borrowings	633	—
Borrowings—derivative	217	207

Total current	1,572	852

Total	7,864	17,270

Hercules Borrowing

        The presented non-current borrowings relate to the Hercules Technology Growth Corp. venture debt loan facility, entered into on June 14, 2013 for a book value of €7,062,000 as of June 30, 2014, presented net of expenses for facility charges of 1.25% plus expenses related to legal counsel. The loan commitment is $10,000,000 with an interest rate of 11.85% or an amount equal to 11.85% plus the prime rate of interest minus 3.25%, which matures over a period of 39 months from the loan closing date. The interest-only period was initially set at 9 months and was extended to 15 months on completion of the transaction with Chiesi. In addition, the loan is secured by a lien on all of the Company's assets (excluding intellectual property).

        During 2014, an amount of $2.0 million (€1.6 million), compared with $0.7 million (€0.5 million) for 2013, was recorded as finance expense in relation to the Hercules borrowing.

        The warrant included in this loan agreement is not closely related to the host contract and therefore has been split and accounted for separately as a financial derivative measured at fair value though profit or loss. The fair value of this derivative is €207,000 (2013: 217,000) and is included within the current liabilities: Borrowings—derivative on the Consolidated Balance Sheet as of December 31, 2014.

        On June 26, 2014 the Company entered into an amended and restated loan agreement (which amends and replaces the original loan agreement) of $20,000,000 (then €14,600,000), presented net of expenses for facility charges of 1.00% plus expenses related to legal counsel. The additional amount of $10,000,000 (€7,344,000) was received net of expenses of $218,000 (€160,000). The net cash inflow was $9,782,000 (€7,184,000). The total loan commitment is $20,000,000 with an interest rate of 10.25% which matures over a period of 48 months. Also included are two back-end fees of $345,000 and $250,000, due October 2016 and June 2018 respectively. The interest-only period is 18 months. We are required to repay the loan in monthly principal installments from January 2016 through June 2018. As the terms of the amended loan agreement changed significantly compared to the original loan agreement (maturity date, interest rate, payback schedule), the Company fully amortized the

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

17. Borrowings (Continued)

unamortized transaction costs at issue, resulting in an extra amortisation charge through profit and loss in 2014 of $193,000 (€141,000).

        The total value for the amended loan per December 31, 2014 was $20.0 million (€16.4 million) and is recorded net of expenses under non-current borrowings. The warrants included in the original loan agreement remain in place and are unaffected. The fair value of the borrowings equals their carrying amount, as the impact of discounting is insignifcant as the loan is already amortized at a market conform interest rate.

        The foreign exchange expense on the borrowings was €1.8 million in 2014. In the period ended December 31, 2014 the current element of this loan facility reduced to nil, as the amended agreement introduced a further extension of the interest only period.

        The amended Loan and Security Agreement contains covenants that restrict our ability to, among other things, incur future indebtedness and obtain additional financing, to make investments in securities or in other companies, to transfer our assets, to perform certain corporate changes, to make loans to employees, officers and directors, and to make dividend payments and other distributions. Further, we have periodic reporting requirements and we are required to keep a minimum cash balance deposited in bank accounts in the United States, equivalent to the lesser of the outstanding balance of principal due and 50% of our worldwide cash reserves. This restriction on the cash reserves only relates to the location of the cash reserves, but all cash reserves are at free disposal of the Company. The amended Loan and Security Agreement contains default provisions that include the occurrence of a material adverse effect, as defined therein, which would entitle Hercules to declare all principal, interest and other amounts owed by us immediately due and payable. As of December 31, 2014, we were in compliance with these covenants in all material respects.

18. Revenues and Deferred Revenues

	FOR THE YEARS ENDED
	DECEMBER 31, 2012	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
License revenues	—	440	883
Collaboration revenues	—	2,503	3,802

Total	—	2,943	4,685

	DECEMBER, 31 2013	DECEMBER, 31 2014
	(€ in thousands)
Deferred revenues current portion	1,279	1,328
Deferred revenues	15,679	15,387

Total	16,958	16,715

        During the period ended December 31, 2014, an amount of €883,000 (period ended December 31, 2013: €440,000, December 31, 2012: € nil) was recognized as license revenues. This amount relates to

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

18. Revenues and Deferred Revenues (Continued)

the recognition of the up-front payments received from Chiesi. During the period ended December 31, 2014, an amount of €3,802,000 (period ended December 31, 2013: €2,503,000) was recognized as collaboration revenues. This amount related to certain approved activities the Company was able to recharge and reimbursements of expenses under its Co-Development Agreement with Chiesi in respect of its hemophilia B program.

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

  2)
  €5,000,000—for past development costs related to hemophilia B. Continuing performance obligation: complete the Co-Development program and file for Marketing Authorization in the European Union; and

  3)
  €10,000,000—for having set up an EMA approved manufacturing/production facility. Continuing performance obligation: supply of commercial product to Chiesi.

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

        The elements described above are based on the current assumption that hemophilia B is anticipated to file for regulatory approval in late 2019. Based on the above, best estimate of the anticipated duration of the agreements is in line with the expiration term of the patent for manufacturing of commercial product which is 18 years. Based on the aforementioned facts, the Company has deferred the revenue and will recognize the €17,000,000 of up-front payments as license revenue on a straight-line basis over a remaining 18 years.

        For the period ended December 31, 2013, the Company recognized an expense, under cost of goods sold, in relation to its obligation to repay to the Dutch Government a portion of a grant received between 2001 and 2005 in connection with the development of Glybera; the amount was calculated as an agreed 40% of the upfront payment received in relation to Glybera. See a further description under Note 29, Contingent Liabilities.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

18. Revenues and Deferred Revenues (Continued)

        Collaboration revenues from contracts, typically from delivering research and development services, relate to the agreements, and are dependent upon the nature of the invoice either recognized on the basis of labor hours delivered at the Agreements' full time employee rate, based on an agreed allocation key of certain expenses.

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

19. Other Income/Other Losses

        uniQure's other income consists of government subsidies and grants that support uniQure's research efforts in defined research and development projects.

        Other income was €773,000 in 2014 (2013: €585,000, 2012 €649,000) and relates to grants received and rebates on payroll taxes. In 2014 uniQure, Inc., our wholly owned subsidiary, received a grant from Massachusetts Life Science Company under its Job Incentive Program (New Job Creation). The monthly amortization (€13,000) of this grant started in December 2014.

        The other gains / losses line represents the currency effect from regular operations whereas the currency risk associated with borrowings is presented under Finance Income or Expense.

20. Expenses by Nature

        Research and development costs amounted to €33,932,000 €13,182,000 and €10,231,000 in 2014, 2013 and 2012 respectively, and consist of allocated employee costs, Good Manufacturing Practices ("GMP") facility costs, clinical development costs, collaboration costs, license costs, the costs of laboratory consumables and allocated depreciation costs. General and administrative costs amounted to €11,167,000, €11,628,000 and €4,564,000 in 2014, 2013 and 2012, respectively, and consist of allocated

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

20. Expenses by Nature (Continued)

employee costs, office costs, consultancy costs and administrative costs. Research and development costs and general administrative costs included the following costs by function:

	YEARS ENDED DECEMBER 31,
	2012	2013	2014
	(€ in thousands)
Employee benefit expenses	8,350	11,904	25,349
Laboratory and development expenses	2,065	3,404	5,462
Legal and advisory expenses	1,622	5,001	5,779
Office and housing expenses	1,197	1,592	3,776
Patents and licenses	619	835	744
Other operating expenses	394	1,539	2,450
Depreciation expenses (See note 6)	548	535	1,539
Other losses/(gains)—net (exchange differences)	45	453	(5,807)

	14,840	25,263	39,292

        Under Employee benefit expenses for the year ended December 31, 2014 the Company recorded share-based payments of €9.5 million, of which €6.3 million is related to the 4D Option Plan. Share-based payments, recorded under Employee benefit expenses, for the years ended December 31, 2012 and 2013 were €1,508,000 and €2,023,000 repectively.

21. Research and development expenses

        Research and development expenses increased from €13,182,000 in the period ended December 31, 2013 to €33,932,000 in the period ended December 31, 2014. This increase reflected the expansion of our research and development activities to support the pre-clinical activities and planned clinical study of AMT-060, the planned commercial launch of Glybera in the European Union, the build-up of staff in our Lexington facility, as well as the further development of Glybera and our other product candidates. In addition, as part of our strategic and license collaboration with 4D Molecular Therapeutics entered into in January 2014, we incurred increased research and development expenses related to certain stock-based payments made to 4D Molecular Therapeutics.

        Research and development expenses increased from €10,231,000 in the period ended December 31, 2012 to €13,182,000 in the period ended December 2013, due to the additional development and clinical activities required to support the planned commercial launch of Glybera, as well as the progression of uniQure's other programs through late stage research and clinical development.

22. General and administrative expenses

        General and administrative expenses decreased from €11,628,000 for the period ended December 31, 2013 to €11,167,000 for the period ended December 31, 2014. This decrease resulted principally from the high legal and audit related expenses incurred in 2013 for the preparation of our initial public offering, partially offset by an increase of expenses in the period ended December 31, 2014, related to being a public company, and the continued build-out of the administrative functions.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

22. General and administrative expenses (Continued)

        General and administrative expenses increased from €4,564,000 for the period ended December 31, 2012 to €11,628,000 for the period ended December 31, 2013. The increase is primarily due to expenses related to consultants (commercial, operations and administrative) and professional fees.

23. Other Comprehensive Income

        For the period ended December 31, 2014 other comprehensive income of €1,149,000 represents the foreign currency translation arising from the U.S. subsidiary, which was established in 2013 (for the period ended December 31, 2013: €12,000, 2012: € nil).

24. Employee Benefit Expense

	YEARS ENDED DECEMBER 31,
	2012	2013	2014
	(€ in thousands)
Wages and salaries	4,553	5,012	9,888
Social security costs	361	377	900
Share-based payments (option plans and RSUs)	1,767	2,023	9,464
Pension costs—defined contribution plans	303	415	610
Other employee expenses	1,366	4,077	4,487

	8,350	11,904	25,349

Number of employees at the end of the period	67	87	162

        For detailed disclosure on the remuneration of the Supervisory Board, the Management Board and Senior Management please refer to note 31.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

25. Finance Income and Expense

	YEARS ENDED DECEMBER 31,
	2012	2013	2014
	(€ in thousands)
Finance income:
Interest income current accounts	22	58	167
Derivative result	—	44	87

	22	102	254

Finance expense:
Derivative result arising on early conversion of the loan	(464)	(1,333)	—
Derivative result	—	(2,158)	—
Loan from related party	(63)	(691)	—
Venture debt facility	—	(165)	(3,432)
Finance leases	(20)	(40)	(28)

	(547)	(4,387)	(3,460)

Finance costs—net	(525)	(4,285)	(3,206)

        The amount presented for the venture debt facility for the period ended December 31, 2014 consists of an amount of €1,598,000 of interest, where the balance of €1,834,000 is the foreign exchange result on the loan.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

26. Income Tax Expense

        In the Netherlands no tax charges or liabilities were incurred in 2012, 2013 and 2014 since the Company was in a loss-making position. No deferred tax asset has been recognized in respect of carry-forward losses.

	YEARS ENDED DECEMBER 31,
	2012	2013	2014
	(€ in thousands)
Netherlands
Current tax	—	—	—
Deferred tax	—	—	—
Profit/(loss) before tax	(14,716)	(26,222)	(28,214)
Expenses not deductible for tax purposes in the Netherlands	2,318	5,123	9,590
Tax losses for which no deferred tax asset was recognized in the Netherlands	(12,398)	(21,099)	(18,624)
Tax charge	—	—	—
Germany
Current tax	—	—	—
Deferred tax	—	—	1,379
Profit/(loss) before tax	—	—	(247)
Expenses not deductible for tax purposes	—	—	—
Tax losses for which no deferred tax asset was recognized	—	—	(247)
Tax charge	—	—	—
United States
Current tax	—	—	—
Deferred tax	—	—	—
Profit/(loss) before tax	—	(585)	(7,430)
Expenses not deductible for tax purposes	—	585	3,273
Tax losses for which no deferred tax asset was recognized	—	—	(4,157)
Tax charge	—	—	—

        The amount presented for the 2014 tax loss under the Dutch tax regime, is a pro-forma calculation, reconciling the Company's commercial loss to an estimated tax loss. The expenses not deductible for tax purposes are largely driven by the sum of the Company's share based expenses, differences in timing and duration of depreciation on certain tangible assets. The pro-forma amount previously presented for 2013 changed from €(24,659,000) to €(21,099,000) following a further assessment by the Dutch tax authorities.

        Following the InoCard transaction in Germany in 2014 the Company has recognized a deferred tax liability of €1,379,000 equal to 29.58% (the German corporate tax rate) of the presented IPR&D). The Company classified his deferred tax liability as non-current. The book loss in Germany of €247,000 will be pro-forma considered as being equal to the taxable loss.

        The net result in 2013 for uniQure Inc. (USA) translated in to taxable loss of nil as for tax purposes under Sec 195 (startup costs) all book expenses were capitalized to offset the loss. In 2014 the

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

26. Income Tax Expense (Continued)

net loss of €7,430,000 ($8,937,000), based on the assumption that uniQure Inc. has started "active trade or business" where the book expenses are no longer capitalized; the pro-forma calculation of the taxable loss indicates an estimated amount of $5.0 million (€4.2 million).

        In the USA (for periods ended December 2013 and 2014) and for Germany for the period ended December 31, 2014 no tax charges or liabilities were incurred as these foreign subsidiaries were in a loss making position. No deferred tax assets have been recognized in respect of carry forward losses and the amounts presented for 2014 equal the respective Net Operating Losses available to offset future profits.

        Under Dutch income tax law a tax loss carry-forward is subject to a time limitation of nine years. Losses incurred in the years up to 2005 can still be offset against profits up to and including 2014. In connection with the transfer of the AMT Business from AMT to uniQure, uniQure has discussed with Belastingdienst, the Dutch tax authorities, the transfer of all accumulated tax losses that relate to the AMT Business, excluding tax losses relating specifically to the activities of the AMT legal entity.

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

        The Dutch fiscal unity has as of December 31, 2014 an estimated €145,107,000 (2013: €127,820,000) of taxable losses that can be offset in the following nine years. The expiration dates of these Dutch losses, is summarized in the following table. In the year ended December 31, 2014, the amount of unused tax losses that expired was €1,336,000 (2013: €56,000).

(€ in thousands)	2015	2016	2017	2018	2019	2020	2021	2022	2023
Loss expiring	1,838	4,228	35,608	16,709	18,127	16,476	12,398	21,099	18,624

27. Loss per Share

Basic Loss per Share

        Basic loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares outstanding during the period.

	For the years ended December 31,
	2012	2013	2014
Loss attributable to equity holders of the Company (€ in thousands)	(14,716)	(26,820)	(37,040)
Weighted average number of ordinary shares outstanding ('000)	8,637	10,796	17,121

Basic loss per share (€)	(1.70)	(2.48)	(2.16)

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

27. Loss per Share (Continued)

Diluted Loss per Share

        Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Due to the fact that the Company is loss making, all potential ordinary shares had an antidilutive effect, if converted, and thus have been excluded from the computation of loss per share.

	DECEMBER 31, 2013	DECEMBER 31, 2014
Warrants	170,802	170,802
Share options under 2012 Plan	1,691,844	1,527,782
Share options under the 4D Plan	—	457,308
Share options under 2014 Plan	—	1,068,750
RSU's	—	179,068

Total	1,862,646	3,403,710

28. Dividends per Share

        The Company did not declare dividends for the years ended December 31, 2014, 2013 and 2012.

29. Commitments and Contingent Liabilities

Royalties and Milestones

        In the course of its business uniQure enters as a licensee into contracts with other parties with regard to the development and marketing of its pipeline products. Among other payment obligations, the Company is obligated to pay royalties to the licensors based on future sales levels and milestone payments whenever defined milestones are met. As both future sales levels and the timing and achievement of milestones are uncertain, the financial effect of these agreements cannot be estimated reliably.

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

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

29. Commitments and Contingent Liabilities (Continued)

        The lease expenditure charged to the income statement for Amsterdam-based operating leases amounts to €550,000 in the year ended December 31, 2014 (2013: €542,000, 2012: €542,000). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	DECEMBER 31, 2013	DECEMBER 31, 2014
	(€ in thousands)
No later than 1 year	1,243	1,918
Later than 1 year and no later than 5 years	6,053	6,394
Later than 5 years	7,927	7,285

Total	15,223	15,597

        On July 24, 2013 uniQure entered into an agreement for the lease of facilities at 113 Hartwell Avenue, Lexington, Massachusetts, United States from November 5, 2013 until November 5, 2023. uniQure has an option to extend the lease for up to an additional 10 years. The aggregate annual lease payments for the period to November 5, 2023 amount to $18,937,000 (€ 13,756,000), including an initial rent-free period of seven months from the commencement of the lease which was effective at November 5, 2013.

        The lease payments under the Lexington-based operating lease will be expensed on a straight line basis over the full duration of the lease, taking into account the Lease Incentives as received from the landlord (for a total of $7,259,000 (€5,972,000); This results in a monthly expense of $92,680 (€76,249); During 2014 the Company expensed a total amount of $1,113,000 (€841,000). As of December 31, 2014 the Company recorded a total deferred rent of $7,454,000 (€6,132,000), with a current element of $577,000 (€475,000) and a long-term element of $6,877,000 (€5,658,000).

Supplier Commitments

        uniQure has entered into commitments to suppliers of equipment to be installed in the Company's Lexington facility for an amount of €1.2 million as per December 31, 2014.

Research and Development Commitments

        uniQure has entered into research and development commitments in relation to uniQure's product pipeline. The future aggregate minimum payments under these commitments are as follows:

	DECEMBER 31, 2013	DECEMBER, 31 2014
	(€ in thousands)
No later than 1 year	327	306
Later than 1 year and no later than 5 years	—	—
Later than 5 years	—	—

Total	327	306

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

29. Commitments and Contingent Liabilities (Continued)

Grant Commitments

        From October 1, 2000 until May 31, 2005, AMT received a grant called a "Technisch ontwikkelingskrediet" (TOK) (or technical development loan) from the Dutch government. This TOK grant includes a repayment clause in the event the Company generates revenues from the related project. AMT received total grants of €3,605,000 relating to eligible project costs in the grant period. The grant amount received bears interest of 5.7% per annum and must be repaid in the period January 1, 2008 through December 31, 2017 as a percentage of revenues which are derived from the sale of Glybera. If future royalty payments are not sufficient to repay the grant on or prior to December 3, 2017, or if there are no revenues generated, the remaining balance will be forgiven. Repayment obligations continue to apply if the product is not commercialized or transferred to others. The total amount of the liability at December 31, 2014 was €5,822,000 (2013: €5,508,000), comprising the original total amount of the grant together with accrued interest. The Company has not recorded any liability to repay amounts in respect of this grant within these financial statements. The Company has commenced repayments of the TOK and associated interest from the commercialization proceeds of Glybera arising from the agreement with Chiesi. During the period ended December 31, 2013 the Company recognized an amount of €800,000 (2014: € nil) as a charge in the consolidated statement of comprehensive income within cost of goods sold. This amount was paid to the Dutch Government in September 2013 and was calculated as 40% of the upfront amount received specifically related to Glybera.

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

        On January 5, 2010, the Company was awarded an investment credit (innovatiekrediet) from the Dutch government (Ministry of Economic Affairs—Agentschap.nl) in respect of the Company's program for Duchenne Muscular Dystrophy. The credit covers 35% of the costs incurred in respect of the program up to a maximum of €4,000,000. The credit includes a repayment clause dependent on the technical success of this program (which is expected to be demonstrated if the product can be successfully commercialized). The credit is interest-bearing at a rate of 11.4% per annum. To date, the Company has received €729,000 under this investment credit, and as of December 31, 2014, the total amount of the liability was €1,170,000, representing the amount of the original advance together with accrued interest (2013: €1,063,000). The credit was to be repaid after the funded part of the program was completed in 2013, out of a percentage of revenues derived from the sales resulting from the Company's Duchenne Muscular Dystrophy program. The assets which are financed by means of the investment credit are subject to a right of pledge for the benefit of the Dutch Ministry of Economic Affairs. The project has been terminated following failure to achieve the scientific goals and the Company does not anticipate that any amounts will be realized from this project and consequently there will not be any obligation to repay any of these amounts.

Other contingent liabilities

        On December 11, 2013, the Company received a formal request for arbitration from Extera Partners, a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

29. Commitments and Contingent Liabilities (Continued)

consulting services provided to the Company in connection with a partnering transaction. The request for arbitration was received by the International Court of Arbitration at the International Chamber of Commerce on December 12, 2013. The amount claimed is $100,000 plus 2.5% of all proceeds, including equity investments, the Company receives from Chiesi pursuant to its collaboration agreements entered into in the second quarter of 2013. The Company's engagement letter with Extera Partners contains a cap limiting the maximum liability to €5,000,000.

        On May 12, 2014, the ICC appointed and confirmed a sole arbitrator. On October 1, 2014, Extera Partners LLC filed its Statement of Case which includes an estimated claim based on the formula mentioned above and on Extera's estimate of potential future revenues. A final merits hearing has been scheduled for July 2015. The Company has denied the claim and intends to vigorously defend against it.

30. Related-Party Transactions

        In the period ended December 31, 2014 and 2013, the Management Board and other Senior Management received regular salaries and contributions to post-employment schemes. Additionally, selected members of the Supervisory Board received compensation for their services in the form of cash compensation.

        The Company recognizes shareholders holding more than 5% of the Company's ordinary shares also as related parties. The Company's significant shareholders as at December 31, 2014 were:

Chiesi Farmaceutici S.p.A
Coller Capital
Fidelity Management & Research Company
Forbion Capital Partners
Gilde Healthcare Partners
Lupus Alpha PE Champions

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

        Funds affiliated with Lupus Alpha also have a material interest in the Company. Chiesi became a related party following the commercial and investment agreements concluded with the Company on June 30, 2013, and Coller Capital became a related party following the conversion of the convertible loan in July 2013.

Transactions

        The related parties identified above participated in the following transactions during the periods ended December 31, 2014, and December 31, 2013.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

30. Related-Party Transactions (Continued)

        The 2012 convertible loan from Forbion, Gilde, Lupus Alpha, Grupo Netco and affiliates, and Coller Capital, as amended in March 2013, generated in the period ended December 31, 2013 a combined funding of €11,998,000. This loan accrued interest of 8% up until the date of conversion in July 2013 (plus an amount up to the interest payment date), amounting to a total interest amount payable of €434,000. In the period ended December 31, 2014, the Company recorded €29,000 as board related expenses that were reimbursed to Forbion (2013: €11,000).

        In the period ended December 31, 2014, the Company received funds from Chiesi for issued invoices totaling €3,292,000 (2013: €1,222,000).

        As of December 31, 2014, the Company had a receivable outstanding with Chiesi for €2,404,000.

31. Key Management Compensation

        The aggregate remuneration of the Supervisory Directors amounted to €340,000 in 2014 (2013: €400,000, 2012: €255,000) as follows:

YEAR ENDED DECEMBER 31, 2014 (in thousands €)	SALARY	BONUS	SHARE-BASED PAYMENTS(1)	PENSIONS	ADVISOR'S FEE	2014 TOTAL	2013 TOTAL	2012 TOTAL
Ferdinand Verdonck	—	—	54	—	53	107	281	43
Sander van Deventer(2)	—	—	9	—	13	22	—	8
Joseph Feczko	—	—	17	—	32	49	58	69
Edwin de Graaf(3)	—	—	—	—	—	—	—	—
Francois Meyer(4)	—	—	17	—	34	51	58	69
Sander Slootweg(3)	—	—	9	—	6	15	—	—
Philippe Van Holle(5)	—	—	—	—	—	—	(40)	66
Paula Soteropoulos(6)	—	—	38	—	40	78	43	—
Robert Coffin(7)	—	—	—	—	—	—	—	—

Will Lewis(8)			18	—	—	18

Total	—	—	162	—	178	340	400	255

(1)
The share-based payment reflects the value of equity- settled share options expensed during the year, as required by IFRS 2.

(2)
Following the combination of uniQure and AMT on April 5, 2012, Professor van Deventer has received no remuneration until after the IPO.

(3)
Appointed April 5, 2012. Mr de Graaf resigned on November 8, 2013; Mr Slootweg received no remuneration until after the IPO

(4)
Resigned December 31, 2014

(5)
Resigned January 1, 2013

(6)
Appointed June 5, 2013

(7)
Appointed November 18, 2013 and resigned December 10, 2013

(8)
Appointed June 11, 2014

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

31. Key Management Compensation (Continued)

        The table below sets out a breakdown in the remuneration for the year ended December 31, 2014 of the members of the Management Board and Senior Management:

YEAR ENDED DECEMBER 31, 2014 (in thousands €)	SHORT TERM EMPLOYEE BENEFITS	SHARE-BASED PAYMENTS(2)	POST- EMPLOYMENT BENEFITS	OTHER LONG TERM BENEFITS	TERMINATION BENEFITS	TOTAL
	(€ in thousands)
Jörn Aldag	484	629	25	—	—	1,138
Piers Morgan(1)	162	31	—	—	—	193

Total for Management Directors	646	660	25	—	—	1,331

Senior Management	1,791	1,437	208	—	—	3,436

Total	2,437	2,097	233	—	—	4,767

(1)
Piers Morgan resigned from the Company effective May 20, 2014

(2)
The share-based payment reflects the value of equity- settled share options expensed during the year, as required by IFRS 2 as well as the RSU granted in 2014 to Jorn Aldag.

        The total remuneration (excluding share-based payments) paid to or for the benefit of members of the Management Board and Senior Management in 2014 amounted to approximately €2,670,000 (2013: €2,017,000).

        The table below sets out a breakdown in the remuneration for the year ended December 31, 2013 of the members of the Management Board and Senior Management:

YEAR ENDED DECEMBER 31, 2013 (in thousands €)	SHORT TERM EMPLOYEE BENEFITS	SHARE-BASED PAYMENTS(1)	POST- EMPLOYMENT BENEFITS	OTHER LONG TERM BENEFITS	TERMINATION BENEFITS	TOTAL
	(€ in thousands)
Jörn Aldag	480	266	41	—	—	787
Piers Morgan	267	111	19	—	—	397

Total for Management Directors	747	377	60	—	—	1,184

Senior Management	1,101	873	109	—	—	2,083

Total	1,884	1,250	169	—	—	3,267

(1)
The share-based payment reflects the value of equity- settled share options expensed during the year, as required by IFRS 2

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

31. Key Management Compensation (Continued)

        The table below sets out a breakdown in the remuneration for the year ended December 31, 2012 of the members of the Management Board and Senior Management:

YEAR ENDED DECEMBER 31, 2012 (in thousands €)	SHORT TERM EMPLOYEE BENEFITS	SHARE-BASED PAYMENTS(1)	POST- EMPLOYMENT BENEFITS	OTHER LONG TERM BENEFITS	TERMINATION BENEFITS	TOTAL
	(€ in thousands)
Jörn Aldag	437	359	64	—	—	860
Piers Morgan	258	150	28	—	—	436

Total for Management Directors	695	509	92	—	—	1,296

Senior Management	689	452	41	—	—	1,182

Total	1,384	961	133	—	—	2,478

Shares and Share Options Held by Key Management

Options

	NUMBER OF OPTIONS AT JANUARY 1, 2014	OPTIONS GRANTED DURING THE YEAR	OPTIONS LAPSED/EXPIRED DURING THE YEAR	NUMBER OF OPTIONS AT DECEMBER 31, 2014
Jörn Aldag	337,565	112,500	—	450,065
Piers Morgan	140,652	—	—	140,652
Senior Management	674,608	220,000	—	894,608

Total	1,152,825	332,500	—	1,485,325

        Piers Morgan resigned from the Company effective May 20, 2014.

Ordinary Shares

NUMBER OF SHARES
Jörn Aldag	39,389
Piers Morgan	27,805
Senior Management	16,254

Total	83,448

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

31. Key Management Compensation (Continued)

Restricted Stock Units (RSU's)

	NUMBER OF RSU's AT JANUARY 1, 2014	RSU's GRANTED DURING THE YEAR	RSU's LAPSED/EXPIRED DURING THE YEAR	NUMBER OF RSU's AT DECEMBER 31, 2014
Jörn Aldag	—	179,068	—	179,068

Total	—	179,068	—	179,068

        Pursuant to an agreement dated October 8, 2014 Jorn Aldag was granted, effective August 26, 2014 a total of 179,068 Restricted Stock Units. All of these RSU's will vest on the February 6, 2016.

Receivables and Payables Key Management

	December 31,
(in thousands €)	2013	2014
Receivables from Senior Management	22	22

Total	22	22

        These receivables relate to certain wage tax liabilities settled by AMT on behalf of senior management in connection with purchases of AMT depositary receipts in 2007; these amounts are repayable to uniQure on sale of the related Company's ordinary shares or on the respective employee ceasing to be employed by the Company.

32. Litigation and Arbitration

        On December 11, 2013, the Company received a formal request for arbitration from Extera Partners, a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of consulting services provided to the Company in connection with a partnering transaction. The request for arbitration was received by the International Court of Arbitration at the International Chamber of Commerce on December 12, 2013. The amount claimed is $100,000 plus 2.5% of all proceeds, including equity investments, the Company received from Chiesi pursuant to its collaboration agreements entered into in the second quarter of 2013. The Company's engagement letter with Extera Partners contains a cap limiting the maximum liability to €5,000,000.

        On May 12, 2014, the ICC appointed and confirmed a sole arbitrator. On October 1, 2014, Extera Partners LLC filed its Statement of Case which includes an estimated claim based on the formula mentioned above and on Extera's estimate of potential future revenues. A final merits hearing has been scheduled for July 2015. The Company has denied the claim and intends to vigorously defend against it.

33. Events After the Balance Sheet Date

        The Company announced that Matthew Kapusta has joined uniQure's management team as Chief Financial Officer effective January 1, 2015.

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

33. Events After the Balance Sheet Date (Continued)

        On January 14, 2015 Treeway announced a License and Collaboration Agreement between the Company and Treeway to Develop a Gene Therapy for Amyotrophic Lateral Sclerosis (ALS). Treeway is a biotechnology company and has been founded by entrepreneurs Bernard Muller and Robbert Jan Stuit, both diagnosed with ALS. Treeway's strategy is founded on a cohesive combination of approaches that together should provide the highest likelihood of bringing successful treatments for ALS to the patient in the short term. Under the terms of the agreement there will be no upfront or milestone payments. Treeway is responsible for the development of the therapy and the Company would be entitled to receive payments for manufacturing as well as commercial rights in North and South America and Japan.

        On January 21, 2015 the Company filed its Statement of Defense with the International Chamber of Commerce, in the pending litigation regarding the Extera claim.

        On January 31, 2015 we entered into a collaboration and license agreement with Synpromics Ltd. for the discovery and selection of promoters with improved activity. Under this agreement, uniQure has the exclusive rights to five selected promoter sequences for driving gene expression in liver cells using AAV mediated gene therapy. Synpromics has generated a patent protected technology to create a rationally designed library of DNA fragments which can be used to assemble synthetic promoters with improved activity. Under the agreement Synpromics and uniQure collaborate in the selection of the promoters using Synpromics' protected technology to create rationally designed libraries of DNA fragments, which can be used to assemble synthetic promoters with superior characteristics. We are required to make payments for pre-clinical, clinical and regulatory milestones under this collaboration as well as low single digit royalties.

        On April 6, 2015, the Company entered into agreements with BMS, which provide BMS exclusive access to uniQure's gene therapy technology platform for multiple targets in cardiovascular and other target-specific disease areas. The collaboration includes the Company's proprietary congestive heart failure gene therapy program, which has demonstrated in advanced preclinical models that it can restore the ability to synthesize S100A1, a calcium sensor and master regulator of heart function, and increase survival rates after myocardial infarction. In addition, the Company will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of cardiovascular and other target-specific disease areas. uniQure will be responsible for discovery, preclinical development, and CMC, and will provide BMS its vector technologies and access to its industrial, proprietary insect-cell based manufacturing platform. uniQure will be responsible for CMC portions of regulatory filings, and will co-operate with BMS in the preparation of all regulatory materials and interactions with regulatory authorities. BMS will be responsible for clinical development and all commercial activities across all programs.

        The financial terms consist of guaranteed, near-term payments to uniQure of at least $97 million, including an upfront payment of $50 million to be made at the closing of the transaction. The closing of the transaction is expected to occur in the second quarter of 2015, subject to Hart-Scott-Rodino clearance and customary closing conditions, which are considered by Management to be reasonably certain of being satisfied. An additional $15 million payment is to be received following the selection of three additional collaboration targets, in addition to the S100A1 program, within three months of the closing. In addition, an initial equity investment in uniQure will be made for a number of shares that will equal 4.9% of the total number of shares outstanding following such issuance, at a purchase price of $33.84 per share, or at least $32 million in total. This investment is expected to be completed in the second quarter of 2015. BMS is also obligated to make an additional equity investment in uniQure for

UNIQURE N.V.

Notes to Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2012, 2013 and 2014

33. Events After the Balance Sheet Date (Continued)

a number of shares that will equal 5.0% of the total number of shares outstanding following such issuance by December 31, 2015 and will be granted two warrants to acquire up to an additional 10% equity interest, at a premium to market, based on additional targets being introduced into the collaboration. The parties have also agreed to enter into a supply contract, under which uniQure will undertake the manufacturing of all gene therapy products under the collaboration.

        No other events occurred after the balance sheet date that would have a material impact on the result or financial position of uniQure.