Form 20-F
period 2015-12-31
uniQure N.V.
filed 2016-04-04
CIK 1590560

Use these links to rapidly review the document

UNIQURE N.V. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
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

Dan Soland
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

24,327,944 Ordinary Shares (as of December 31, 2015)

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

☐ Yes    ☐ No

General

        References to "we", "us", the "company", "uniQure", "uniQure N.V." or the "Group", or similar terms in this Form 20-F mean uniQure N.V. and, as the context requires, its subsidiaries. Effective February 10, 2014, we converted from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (naamloze vennootschap) under the laws of the Netherlands. In connection with this conversion, our legal name changed from uniQure B.V. to uniQure N.V.

        Our financial statements are presented in Euros except where otherwise indicated, and are prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All references in this annual report to "Dollars" and "$" are to US Dollars, and all references to "Euro" or "€" are to European Union Euro.

Forward-Looking Statements

        This annual report on Form 20-F contains forward-looking statements, which may be identified by words such as "estimates", "anticipates", "projects", "plans", "seeks", "may", "will", "expects", "intends", "believes", "should" and similar expressions, or the negative versions thereof, and which also may be identified by their context. Such statements, whether expressed or implied, are based upon our current expectations and speak only as of the date made. We assume no obligation to update or revise any forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

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

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3:    KEY INFORMATION

A.    Selected Financial Data

        The selected consolidated financial data as of December 31, 2014 and 2015 and for each of the years ended December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements and the accompanying notes thereto appearing elsewhere in this annual report. The selected consolidated financial data for other periods are derived from the audited consolidated financial statements not appearing in this annual report.

        The following selected consolidated financial data should be read in conjunction with our "Operating and Financial Review and Prospects" and our consolidated financial statements and related notes appearing elsewhere in this annual report. Our financial statements are prepared in accordance with IFRS.

Consolidated Statements of Comprehensive Loss Data:

	Years Ended December 31
€ in thousands (except share and per share data)	2011	2012	2013	2014	2015
License revenues	0	0	440	883	2,854
Collaboration revenues	0	0	2,503	3,802	6,271
Product sales	0	0	0	0	300

Total revenues	0	0	2,943	4,685	9,425
Cost of goods sold	0	0	(800)	0	(584)
Other income	21,92	649	585	773	708
Research and development expenses	(15,500)	(10,231)	(13,182)	(33,932)	(46,781)
Selling, general and administrative expenses	(3,807)	(4,564)	(11,628)	(11,167)	(19,317)
Impairment of intangible assets	0	0	0	0	(11,640)
Other gains / (losses)—net	(26)	(45)	(453)	5,807	(248)

Total Operating Costs	(19,333)	(14,840)	(25,263)	(39,292)	(77,862)

Operating result	(17,141)	(14,191)	(22,535)	(33,834)	(68,437)

Finance income	277	22	102	254	549
Finance expense	(436)	(547)	(4,387)	(3,460)	(4,024)

Finance income/(expense)—net	(159)	(525)	(4,285)	(3,206)	(3,475)

Result before corporate income taxes	(17,300)	(14,716)	(26,820)	(37,040)	(71,911)
Corporate income taxes	0	0	0	0	431

Net Loss	(17,300)	(14,716)	(26,820)	(37,040)	(71,480)

Items that may be subsequently reclassified to profit or loss	0	0	12	1,149	1,250

Other comprehensive income	0	0	0	1,149	1,250

Total comprehensive loss	(17,300)	(14,716)	(26,808)	(35,891)	(70,230)

Loss per share attributable to the equity holders of the company during the year
Basic and diluted loss per share	(3.65)	(1.70)	(2.48)	(2.16)	(3.24)

        The total number of ordinary shares outstanding at December 31, 2011, 2012, 2013, 2014 and 2015 was 4,749,625, 9,653,495, 12,194,906, 18,092,194 and 24,327,944, respectively. The share capital at December 31, 2011, 2012, 2013, 2014 and 2015 was €237,000, €483,000, €610,000, €905,000 and €1,216,000 respectively.

        The following table sets forth selected Consolidated Statement of Financial Position data as of the dates indicated:

Consolidated Statement of Financial Position data:

	As of December 31,
(€ in thousands)	2011	2012	2013	2014	2015
Cash and cash equivalents	1,100	263	23,810	53,219	203,532
Total assets	5,804	5,567	38,969	95,786	242,102
Total debt	4,544	1,498	7,864	17,270	20,318
Accumulated deficit	(105,505)	(117,234)	(144,041)	(181,081)	(252,561)
Total shareholders' equity (deficit)	(2,593)	(448)	5,564	43,084	119,484

Exchange Rate Information

        Our business is conducted in the European Union and the United States. We maintain our European books and records in Euro and our US books and records in US dollars. We have used the Euro as the reporting currency in our Consolidated Financial Statements. In this annual report, translations between Euro and US dollars were made at a rate of € 0.915 to $1.00, the official exchange rate quoted by the European Central Bank at the close of business on December 31, 2015. As of March 31, 2016, the official exchange rate of Euro to US dollars was €0.881 to $1.00. Such US amounts are not necessarily indicative of the amounts that could actually have been purchased on the dates indicated.

	Period-end	Average for period	Low	High
	(€ per U.S. dollar)
Year Ended December 31
2011	0.773	0.718	0.672	0.776
2012	0.758	0.778	0.743	0.827
2013	0.725	0.753	0.724	0.783
2014	0.724	0.725	0.721	0.729
2015	0.915	0.901	0.826	0.901
2016 (to March 31)	0.881	0.907	0.881	0.930

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

Risks Related to
Our Financial Position and Need for Additional Capital

We have incurred significant losses to date, expect to incur losses over the next several years and may never achieve or maintain profitability.

        We had a net loss of €71.4 million in 2015, €37.0 million in 2014 and €26.8 million in 2013. As of December 31, 2015, we had an accumulated deficit of €252.6 million ($280.7 million). To date, we have financed our operations primarily through the sale of equity securities and convertible debt and, to a lesser extent, through upfront payments from our collaboration partners, subsidies and grants from governmental agencies and fees for services. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and clinical trials. Although our agreement with Bristol-Myers Squibb Company, or BMS, has provided us with substantial upfront consideration and equity financing, a significant portion of the potential consideration is contingent on achieving research, development, regulatory and sales milestones. We expect to continue to incur significant expenses and losses over the next several years, and our net losses may fluctuate significantly from quarter to quarter and year to year.

        We anticipate that our expenses will increase substantially as we:

  •
  complete our Phase I/II clinical trial of AMT-060 for hemophilia B in collaboration with Chiesi;

  •
  conduct a pivotal study of AMT-101 for Sanfilippo B;

  •
  complete preclinical and nonclinical activities related to S100A1 and prepare for a Phase I/II clinical trial in heart failure;

  •
  complete our EMA-mandated post-approval clinical trials of Glybera;

  •
  advance the preclinical and clinical development of other product candidates, including those for Parkinson's disease, Huntington's disease and hemophilia A, most of which are at relatively early stages of development, and seek to discover and develop additional product candidates;

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

  •
  hire additional personnel, particularly in our manufacturing, research, regulatory, clinical development, medical affairs, commercial and quality groups;

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

        We expect to incur significant expenses in connection with our on-going activities. Although our agreement with BMS has provided us with substantial upfront consideration and equity financing, a significant portion of the potential consideration is contingent on achieving research, development, regulatory and sales milestones. We expect that we will likely need to obtain substantial additional funding in connection with our continuing operations. In addition, we have based our estimate of our financing requirements on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

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

        If we raise additional funds through collaborations, strategic alliances, or marketing, distribution or licensing arrangements with third parties, we may have to issue additional equity, relinquish valuable rights to our technologies, future revenue streams, products or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts, which would have a negative impact on our financial condition, results of operations and cash flows. See also "—Risks Related to Our Dependence on Third Parties—If our collaboration with BMS is not successful, our development plans, financial position and opportunities for growth may be adversely affected."

Our existing and any future indebtedness could adversely affect our ability to operate our business.

        As of December 31, 2015, we had €18.6 million of outstanding borrowings under our Loan and Security Agreement with Hercules, which we are required to repay in monthly principal instalments from April 2016 through June 2018. We could in the future incur additional debt obligations beyond our borrowings from Hercules. Our existing loan obligations, together with other similar obligations that we may incur in the future, could have significant adverse consequences, including:

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

        Clinical and non-clincial development is expensive, time-consuming and uncertain as to outcome. Our product candidates are in early clinical or preclinical development, and there is a significant risk of failure or delay in each of these programs. In several of our programs, we intend to transition a collaborator's program to a different viral vector or to our insect cell-based manufacturing process, which could result in additional development challenges and delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include, but are not limited to:

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

  •
  failure to perform in accordance with good clinical practices, or GCP, or applicable regulatory guidelines in other countries;

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

  •
  be sued; or

  •
  experience damage to our reputation.

        Because of the nature of the gene therapies we are developing, regulators may also require us to demonstrate long-term gene expression or clinical efficacy, which may require additional or longer clinical trials.

        Our ability to recruit patients for our trials is often reliant on third parties, such as the pharmacies at our clinical trial sites. These third parties may not have the adequate infrastructure established to handle gene therapy products or to support certain gene therapy product formulations, or may not agree to recruit patients on our behalf. To the extent that the infrastructure cannot be established at the pharmacies we may experience delays in recruiting patients for our studies. For example, we deliver clinical supplies for our hemophilia B trial in vials, which must be combined into infusion bags, and we have been informed that certain pharmacies at some prospective clinical trial sites are not able to undertake this procedure.

        In addition, we or our collaborators may not be able to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA, the EMA or similar regulatory authorities outside the United States and the European Union. This may result in our failure to initiate or continue clinical trials for our product candidates, or may cause us to abandon one or more clinical trials altogether. In particular, because several of our programs are focused on the treatment of patients with orphan or ultra-orphan diseases, our ability to enroll eligible patients in these trials may be limited or slower than we anticipate in light of the small patient populations involved and the specific age range required for treatment eligibility in some indications. For example, we reduced the number of patients enrolled in our second Phase II/III clinical trial of Glybera from the 16 patients originally planned, to five patients due to slow recruitment. In addition, our potential competitors, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions, may seek to develop competing therapies, which would further limit the small patient pool available for our studies.

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

        A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage clinical trials. If a larger population of patients does not experience positive results, if these results are not reproducible, or if our products show diminishing activity over time, our products may not receive approval from the FDA or EMA. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may encounter regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of product development. Failure to confirm favorable results from earlier trials by demonstrating the safety and effectiveness of our products in late-stage clinical trials with larger patient populations could have a material adverse effect on our business that would cause our share price to decline.

        Progress in trials of Glybera and its approval in the European Union do not indicate that we will make similar progress in additional trials for Glybera or in trials for our other product candidates. While Glybera uses an AAV1 vector for gene delivery, the rest of the product candidates in our pipeline use other AAV serotypes, such as AAV2 or AAV5. Also, while Glybera is injected directly into the muscles of the leg, the rest of the products in our pipeline target other tissues. Due to these variations, trials for our other product candidates may be less successful than the trials for Glybera.

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

        Glybera or our product candidates may prove to have undesirable or unintended side effects, toxicities or other characteristics that may require us to abandon or limit their development, preclude our obtaining additional marketing approval or prevent or limit commercial use. In our clinical trials for Glybera, there were, as of December 31, 2015,a total of 58 serious adverse event reports in Glybera-treated patients, two of which were assessed as potentially related to Glybera, one incidence of pulmonary embolism and one incidence of fever. As of December 31, 2015 a total of two serious adverse event reports in AMT-060-treated patients occurred in our Phase I/II hemophilia B trial, a transient elevation of liver transaminases and a fever, which were assessed as probably, and possibly related to AMT-060, respectively.

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

        We have not received approval to market any of our products or product candidates from regulatory authorities in the United States. We received marketing authorization for Glybera from the European Commission in October 2012 under exceptional circumstances for a subset of LPLD patients, after our initial application was rejected in June 2011. The results of our prior clinical trials of Glybera will not be sufficient to obtain regulatory approval in other countries, and the regulatory authorities may not ultimately approve Glybera for marketing elsewhere. Regulatory authorities may require preclinical testing or clinical trials as a basis for marketing approval of Glybera, which would be expensive and time-consuming. We have decided not to pursue marketing approval for Glybera in the United States.

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

        If we experience delays in obtaining marketing approval or if we fail to maintain approval of Glybera in the European Union or to obtain approval of Glybera elsewhere or of any of our product candidates in the United States or other countries, the commercial prospects for Glybera or our other product candidates may be harmed and our ability to generate revenues will be materially impaired.

        Our receipt of marketing authorization under exceptional circumstances in the European Union does not provide any assurance that we will be able to obtain marketing authorization for Glybera elsewhere or for our other gene therapies in any country.

The FDA will require us to conduct comparability studies evaluating the products manufactured at our Amsterdam facility with those to be manufactured at our new Lexington, Massachusetts's facility. Those studies and their results could substantially delay or preclude our ability to commercialize our product candidates in the United States.

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

        Delays in designing and completing a comparability study to the satisfaction of the FDA could delay or preclude our development and commercialization plans and, thereby, limit our revenues and growth. For example we may attempt to show comparability of the product manufactured at the different facilities through the use of non-clinical data, such as potency assays and animal studies. In the event that the FDA does not accept such non-clinical comparability data, we may need to conduct a study involving dosing of patients with product from our Lexington facility. That potential study may result in a delay of the approval or launch of product in the United States.

The risks associated with the marketing approval process are heightened by the status of our products as gene therapies.

        We believe that all of our current product candidates will be viewed as gene therapy products by the applicable regulatory authorities. Gene therapies are relatively new treatments for which regulators do not have extensive experience or standard review and approval processes. The FDA unlike the EMA, does not have an exceptional circumstances approval pathway.

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

        Regulatory requirements affecting gene therapy have changed frequently and may continue to change, and agencies at both the U.S. federal and state level, as well as congressional committees and foreign governments, have sometimes expressed interest in further regulating biotechnology. For example, the European Commission conducted a public consultation in early 2013 on the application of EU legislation that governs advanced therapy medicinal products, including gene therapy products, which could result in changes in the data we need to submit to the EMA in order for our product candidates to gain regulatory approval or change the requirements for tracking, handling and distribution of the products which may be associated with increased costs. In addition, divergent scientific opinions among the various bodies involved in the review process may result in delays, require additional resources and ultimately result in rejection. For further discussion about the regulation we face in Europe and the United States, please see "Information on the Company—Business Overview—Government Regulation and Reimbursement."

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

        As part of our marketing approval under exceptional circumstances in the European Union, the EMA has imposed ongoing requirements for a potentially costly post-approval study and market surveillance activities. Specifically, as a condition to approval of Glybera we are required to complete a post-approval clinical trial and implement a disease registry for long-term surveillance of patients, as well as implement risk management procedures, distribute educational materials to healthcare professionals and patients, implement an additional manufacturing process step, comply with certain notification obligations and undergo annual reassessment, any negative outcome of which could potentially lead to a withdrawal of marketing approval for Glybera. The expense and uncertain result of these post-approval requirements may delay, limit or terminate our commercialization plan for Glybera and adversely affect our financial position, particularly in light of the relatively small market for this orphan indication. Non-compliance with EU requirements regarding safety monitoring or pharmacovigilance can also result in significant financial penalties. Should we receive approval of Glybera or any of our other product candidates in the future, the respective regulatory authorities may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product.

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

        Our receipt of marketing authorization under exceptional circumstances in the European Union does not provide any assurance that we will be able to obtain marketing authorization for Glybera elsewhere or for our other gene therapies in any country.

Risks Related to Commercialization

If we or our collaborators are unable to successfully commercialize our other product candidates or experience significant delays in doing so, our business will be materially harmed.

        Our ability to generate product revenues will depend on the successful development and eventual commercialization of our product candidates. The success of our product candidates will depend on a number of factors, including:

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

  •
  launch and commercialization of our products, if and when approved, whether alone or in collaboration with others;

  •
  identifying and engaging effective distributors or resellers on acceptable terms in jurisdictions where we plan to utilize third parties for the marketing and sales of our product candidates;

  •
  acceptance of our products, if and when approved, by patients, the medical community and third-party payers;

  •
  effectively competing with other therapies;

  •
  obtaining and maintaining healthcare coverage and adequate reimbursement; and

  •
  complying with any applicable post-approval requirements and maintaining a continued acceptable overall safety profile.

        Failure to achieve or implement any of these elements could result in significant delays or an inability to successfully commercialize our product candidates, which could materially harm our business.

The affected populations for our gene therapies may be smaller than we or third parties currently project, which may affect the size of our addressable markets.

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

Any approved gene therapy we seek to offer may fail to achieve the degree of market acceptance by physicians, patients, third-party payers and others in the medical community necessary for commercial success.

        Doctors may be reluctant to accept a gene therapy as a treatment option or, where available, choose to continue to rely on existing symptomatic treatments. The degree of market acceptance of Glybera, as well as of any of our product candidates that receive marketing approval in the future, do and will depend on a number of factors, including:

  •
  the efficacy and potential advantages of our therapies compared with alternative treatments;

  •
  our ability to convince payers of the long-term cost-effectiveness of our therapies and, consequently, the availability of third-party coverage and adequate reimbursement;

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

        We are aware of several biotechnology and larger pharmaceutical companies focused on developing gene therapies in various indications, including AGTC, Abeona Therapeutics, Asklepios BioPharmaceutical, Audentes Therapeutics, Avalanche Biotech, AveXis, Baxalta, BioMarin, bluebird bio, Celladon, Dimension Therapeutics, Genzyme, GlaxoSmithKline, Ionis Pharmaceuticals, Pfizer, REGENXBIO, Sangamo BioSciences, Shire, Spark Therapeutics and Voyager, as well as several companies addressing other methods for modifying genes and regulating gene expression. We may also face competition with respect to the treatment of some of the diseases that we are seeking to target with our gene therapies from protein pharmaceuticals under development at pharmaceutical and biotechnology companies, including Amgen, Baxalta, Bayer, Biogen Idec, BioMarin, Genzyme, Novartis, Novo Nordisk, Pfizer and Shire. We must also compete with existing standards of care, therapies and symptomatic treatments, as well as any new therapies that may become available in the future for the indications we are targeting.

        Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than the products that we develop. Our competitors also may obtain FDA, EMA, or other regulatory approval for their products more rapidly than we do, which could result in our competitors establishing a strong market position before we are able to enter the market. Because we expect that gene therapy patients may generally require only a single administration, we believe that the first gene therapy product to enter the market for a particular indication will likely enjoy a significant commercial advantage, and may also obtain market exclusivity under applicable orphan drug regimes.

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

        Commercialization of Glybera commenced in September 2015; however, the level of future revenues is uncertain. A number of factors, some of which are out of our control, may adversely affect the commercial success of Glybera, including the following:

  •
  recent commercial developments, including the ruling by the French National Authority for Health (Haute Autorité de Santé) to not provide reimbursement for Glybera and the decision to offer Glybera only through hospital pharmacies in Germany;

  •
  the number of patients eligible to be treated in accordance with requirements imposed by the EMA in connection with Glybera' s approval may be less than what was initially anticipated;

  •
  our collaborator Chiesi may not successfully commercialize Glybera in the European Union and other countries in the Chiesi territory;

  •
  the post-approval requirements imposed by the EMA in connection with Glybera's approval under exceptional circumstances may be costly or may eventually lead to withdrawal of approval;

  •
  we have suspended our efforts to obtain marketing approval for Glybera in the United States and may be unable to achieve marketing approvals in other countries;

  •
  Glybera may fail to achieve market acceptance by physicians, patients, third-party payers and others in the medical community;

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

  •
  we may be unable to maintain our marketing approval for Glybera in the European Union if it is determined by the EMA that there are safety, quality, efficacy or other material concerns associated with Glybera; and

  •
  coverage, pricing and reimbursement levels may be lower or more limited than we expect.

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

        In addition, we are required to manufacture Glybera for sale by Chiesi. Should we encounter manufacturing problems, we may fail to adequately supply Glybera to Chiesi. For example, in the second half of 2014 we encountered problems with the consistency and stability of the manufacturing process for Glybera. We have developed an improved manufacturing process for Glybera, which also addresses our post-approval commitment, and conducted consistency and comparability studies in respect of this process. The process was approved by the EMA in January 2016. Although these specific manufacturing issues have now been resolved, there is always the possibility of additional problems arising in the future. Any future problems could adversely affect our ability to meet our obligations under our agreement with Chiesi, which could result in modest financial penalties and potential reputational harm.

        If any of these circumstances related to our collaboration with Chiesi are realized, they may adversely affect the commercial success of Glybera in the European Union and other countries covered by our partnership with Chiesi.

Even if our commercialization of our product candidates for which we obtain marketing approval is successful, we may not be financially successful due to our obligations to third parties.

        We have obtained exclusive or non-exclusive rights from third parties under a number of patents and other technology that we are exploiting in Glybera and our development programs. Our agreements with these third parties generally grant us a license to make, use, sell, offer to sell and import products covered by the licensed patent rights in exchange for our payment of some combination of an upfront amount, annual fees, royalties, a portion of amounts we receive from our sublicenses and payments upon the achievement of specified development, regulatory or commercial milestones. For example, we are contractually obligated to pay royalties and other obligations to third parties on net sales of Glybera by us, Chiesi or other sub licensees or on other amounts we receive, including from Chiesi or other sub licensees for their sales of Glybera. We also received a technical development loan from the Dutch government, which potentially requires repayment based on the timing and amount of revenues we receive from the sale of Glybera. These financial obligations to third parties are an expense to us, which could adversely affect our financial position.

Risks Related to
Our Dependence on Third Parties

We rely on third parties for important aspects of our development programs. If these parties do not perform successfully or if we are unable to maintain any of our collaboration arrangements, our business could be adversely affected.

        We have entered into collaborations with other companies and academic research institutions with respect to important elements of our commercial and development programs. For example, we have collaboration agreements with BMS for the development and commercialization of gene therapies for cardiovascular and potentially other diseases, with Chiesi, for both co-development and commercialization of our hemophilia B program and commercialization of Glybera in the European Union and certain other countries, and development programs with Institut Pasteur and UCSF.

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

  •
  disagreements with collaborators, including over proprietary rights, contract interpretation or the preferred course of development, could cause delays or termination of the research, development or commercialization of product candidates, lead to additional responsibilities for us, delay or impede reimbursement of certain expenses or result in litigation or arbitration, any of which would be time-consuming and expensive;

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

If our collaboration with BMS is not successful or if BMS designates or develops fewer targets than permitted under our collaboration agreement, our development plans, financial position and opportunities for growth may be adversely affected

        In order to earn all milestone payments and royalties potentially due under our collaboration with BMS, we are dependent on BMS electing to designate and actively pursue target indications covered by the collaboration and our achievementof all development, clinical and regulatory milestones under the collaboration. If BMS designates or actively pursues fewer development targets, or if we fail to achieve a significant number of the applicable milestones, the total payments we receive under this collaboration may be materially lower than are potentially payable. See also "Item 3—Key Information—Collaborations—Bristol-Myers Squibb Collaboration."

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

        We do not currently have a sales or marketing infrastructure. We may not be successful in entering into arrangements with third parties in the future to sell, market and distribute our product candidates, including possibly Glybera in territories outside the European Union and certain other countries, or we may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively.

 Risks Related to
Our Manufacturing

Gene therapies are complex and difficult to manufacture. We could experience production problems that result in delays in our development or commercialization schedules or otherwise adversely affect our business.

        We manufacture our products and clinical supplies of our product candidates ourselves in our GMP certified facility in Amsterdam and plan to manufacture in our facility in Lexington, Massachusetts. The insect-cell based manufacturing process we use to produce our products and product candidates is highly complex and in the normal course is subject to production difficulties. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures insufficient inventory, product recalls and product liability claims. We may encounter problems achieving adequate or clinical-grade materials that meet EMA, FDA or other applicable standards or specifications with consistent and acceptable production yields and costs. For example, in the second half of 2014 we encountered problems with the consistency and stability of the manufacturing process for Glybera. While we have developed an improved manufacturing process for Glybera, which was approved by the authorities in January 2016, we may experience similar issues in the future that may negatively impact our business.

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

        Our manufacturing facility in Lexington, Massachusetts will require regulatory approval. If regulatory approval is delayed, we may not be able to manufacture sufficient quantities of our product candidates, which would limit our commercialization and development activities and our opportunities for growth. Cost overruns associated with this facility could also require us to raise additional funds from external sources, which may be unavailable on favorable terms or at all.

Our manufacturing facilities are subject to significant government regulations and approvals. If we fail to comply with these regulations or maintain these approvals our business will be materially harmed.

        Our manufacturing facility in Amsterdam is and the facility in Lexington will be subject to ongoing regulation and periodic inspection by the EMA, FDA and other regulatory bodies to ensure compliance with current Good Manufacturing Practices, or cGMP. Any failure to follow and document our adherence to such cGMP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical study, may result in the termination of or a hold on a clinical study, or may delay or prevent filing or approval of marketing applications for our products.

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

        Our development and manufacturing processes involve the use of viruses, chemicals, other (potentially) hazardous materials and produce waste products. Accordingly, we are subject to national, federal, state and local laws and regulations in the United States, the Netherlands and Germany governing the use, manufacture, distribution, storage, handling, treatment and disposal of these materials. In addition to ensuring the safe handling of these materials, applicable requirements require increased safeguards and security measures for many of these agents, including controlling access and screening of entities and personnel who have access to them, and establishing a comprehensive national database of registered entities. In the event of an accident or failure to comply with environmental, occupational health and safety and export control laws and regulations, we could be held liable for damages that result, and any such liability could exceed our assets and resources.

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

        We believe that our exclusive license from the NIH includes the systemic administration of AAV5-based therapeutic products so long as such therapeutic products are "to be delivered to the brain or liver for treatment of human diseases originating in the brain or liver." Although we think our interpretation is correct, there can be no assurance that a court would agree with our interpretation regarding the meaning of this phrase. If our interpretation of the phrase "to be delivered to" is incorrect, then others may obtain licenses from the NIH that may enable them to compete with us in the systemic administration of AAV5-based therapeutics for treatment of human diseases originating in the brain or liver, which could harm our business.

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

 Risks Related to
Pricing and Reimbursement

We face uncertainty related to insurance coverage of, and pricing and reimbursement for, Glybera and any product candidates for which we may receive marketing approval.

        We anticipate that the cost of treatment using Glybera or our other product candidates will be significant. We expect that most patients and their families will not be capable of paying for our products themselves. There will be no commercially viable market for Glybera or our other product candidates without reimbursement from third-party payers, such as government health administration authorities, private health insurers and other organizations. Even if there is a commercially viable market, if the level of third-party reimbursement is below our expectations, our revenues and gross margins will be adversely affected and our business will be harmed.

        Government authorities and other third party payers, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. Reimbursement systems vary significantly by country and by region, and reimbursement approvals must be obtained on a country-by-country basis. Government authorities and third party payers have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications and procedures. Increasingly, third party payers require drug companies to provide them with predetermined discounts from list prices, are exerting influence on decisions regarding the use of particular treatments and are limiting covered indications. Additionally, in the United States and some foreign jurisdictions, legislative and regulatory changes regarding the healthcare system and insurance coverage could result in more rigorous coverage criteria and downward pressure on drug prices, and may affect our ability to profitably sell any products for which we obtain marketing approval.

        The pricing review period and pricing negotiations for new medicines take considerable time and have uncertain results. Pricing review and negotiation usually begins only after the receipt of regulatory marketing approval, and some authorities require approval of the sale price of a product before it can be marketed. In some markets, particularly the countries of the European Union, prescription pharmaceutical pricing remains subject to continuing direct governmental control and to drug reimbursement programs even after initial approval is granted and price reductions may be imposed. Prices of medical products may also be subject to varying price control mechanisms or limitations as part of national health systems if products are considered not cost-effective or where a drug company's profits are deemed excessive. In addition, pricing and reimbursement decisions in certain countries can lead to mandatory price reductions or additional reimbursement restrictions in other countries. As a result of these restrictions, Glybera, as well as any product candidates for which we may obtain marketing approval in the future, may be subject to price regulations that delay or prohibit our or our partners' commercial launch of the product in a particular jurisdiction. In addition, we or our collaborators may elect to reduce the price of our products in order to increase the likelihood of obtaining reimbursement approvals. In the event that countries impose prices, which are not sufficient to allow us or our collaborators to generate a profit, we or our collaborators may refuse to launch the product in such countries or withdraw the product from the market. If pricing is set at unsatisfactory levels, or if the price decreases, our business could be harmed, possibly materially. If we fail to obtain and sustain an adequate level of coverage and reimbursement for our products by third party payers, our ability to market and sell our products would be adversely affected and our business would be harmed.

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

        We also anticipate that Glybera and many or all of our gene therapy product candidates may provide long-term, and potentially curative benefit with a single administration. This is a different paradigm than that of other pharmaceutical therapies, which often require an extended course of treatment or frequent administration. As a result, governments and other payers may be reluctant to provide the significant level of reimbursement that we seek at the time of administration of our gene therapies or may seek to tie reimbursement to clinical evidence of continuing therapeutic benefit over time. Although we anticipate that Glybera and others of our product candidates will need to be administered only once, there may be situations in which re-administration is required, which may further complicate the pricing and reimbursement for these treatements. In addition, in light of the anticipated cost of these therapies, governments and other payers may be particularly restrictive in making coverage decisions. These factors could limit our commercial success and harm our business.

Risks Related to
Other Legal Compliance Matters

Our relationships with customers and third-party payers will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

        Healthcare providers, physicians and third-party payers will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our future arrangements with third-party payers and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval.

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

Product liability lawsuits could cause us to incur substantial liabilities and to limit commercialization of our therapies.

        We face an inherent risk of product liability related to the testing of our product candidates in human clinical trials and in connection with product sales. . If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

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

        Dependent upon the country where the clinical trial is conducted, we currently hold a maximum of €6000,000 and minimum of €2,000,000 in clinical trial insurance coverage in the aggregate, with a per incident limit of €450,000 to €1,000,000 with respect to the clinical studies we conduct. Such coverage may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we expand our clinical trials. In addition, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to
Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and technical staff and to attract, retain and motivate qualified personnel.

        We are highly dependent on the research and development, clinical and business development expertise of our Chief Executive Officer, Daniel Soland, our Chief Medical Officer, Christian Meyer, M.D., our Chief Scientific Officer, Harald Petry, our SVP, CNS Research and Development, Charles Richard, M.D. and our SVP, Liver/Metabolic Research & Development, Deya Corzo, M.D. as

well as the other principal members of our management, scientific and clinical team. Although we have entered into employment agreements with our senior management, each of them may terminate their employment on relatively short notice. We do not maintain "key person" insurance for any of our senior management or employees.

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

        If the commercial launch of any product candidate for which we recruit additional sales force, marketing, manufacturing or other personnel is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition such personnel.

Risks Related to
Our Ordinary Shares

The price of our ordinary shares has been and may in the future be volatile and fluctuate substantially.

        Our share price has been and may in the future be volatile. From the start of trading of our ordinary shares on the NASDAQ Global Select Market on February 4, 2014 through March 31, 2016, the sale price of our ordinary shares ranged from a high of $36.38 to a low of $8.29. The closing price on March 31, 2016 was $11.88 per ordinary share. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The market price for our ordinary shares may be influenced by many factors, including:

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

        Our management board and supervisory board members, senior management, and our shareholders and their affiliates who own more than 5% of our outstanding ordinary shares, in the aggregate, beneficially own approximately 52.1% of our share capital. As a result, if these shareholders were to choose to act together, they would be able to control all matters submitted to our shareholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of supervisory board directors and approval of any merger, consolidation or sale of all or substantially all of our assets.

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

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years from our initial public offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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

        If some investors find our ordinary shares less attractive as a result of our reliance on these exemptions, trading market for our ordinary shares may be less active and our share price may be more volatile.

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

        In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

        If some investors find our ordinary shares less attractive as a result of our reliance on these exemptions, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

We will likely lose our foreign private issuer status in 2016 which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

        We anticipate that we may lose foreign private issuer status in 2016 as a result of the percentage of our ordinary shares held by U.S. investors and the composition of our board and management teams. If this is the case, we will be required, beginning with our annual report for 2016, to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. In addition, we will be required to report our financial results under US GAAP, including our historical financial results, which have previously been prepared in accordance with IFRS. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The transition to US GAAP reporting will require additional expenditures, and the related regulatory, compliance and insurance costs to us may be significantly higher than the costs we incur as a foreign private issuer.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

        Prior to our initial public offering in February 2014, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2015 and our management's assessment of our internal control over financial reporting, we noted a material weakness in our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, an additional material weaknesses may have been identified.

        A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statement will not be prevented or detected. In response, we are implementing several remedial actions to address this material weaknesses though we cannot guarantee when this material weakness will be fully remediated. For details, see "Item 15—Controls and Procedures."

        If we fail to achieve and maintain the adequacy of our internal control over financial reporting we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain effective internal control over financial reporting, we could experience material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from The NASDAQ Global Select Market, regulatory investigations and civil or criminal sanctions. Our reporting and compliance obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete the required remediation efforts.

We rely on NASDAQ Stock Market rules that permit us to comply with applicable Dutch corporate governance practices, rather than the corresponding domestic U.S. corporate governance practices, and therefore the rights of our shareholders will differ from the rights of shareholders of a domestic U.S. issuer.

        As a foreign private issuer, we are permitted in certain cases to follow Dutch corporate governance practices instead of the corresponding requirements of the NASDAQ Marketplace Rules, specifically the Dutch corporate governance practices with regard to the quorum requirements applicable to meetings of shareholders and the provision of proxy statements for general meetings of shareholders. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ's corporate governance rules.

Risks for U.S. Holders

We may be classified as a passive foreign investment company for any taxable year, which may result in adverse U.S. federal income tax consequence to U.S. holders.

        Based on our estimated gross income and average value of our gross assets, the expected price of our shares, and the nature of our business, we do not expect to be considered a "passive foreign investment company," or PFIC, for U.S. federal income tax for the 2015 tax year or in the foreseeable future. A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which at least 75% of its gross income is passive income or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. Our status in any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate, and may fluctuate considerably given that market prices of biotechnology companies have been especially volatile. If we were to be treated as a PFIC for any taxable year during which a U.S. holder held our ordinary shares, however, certain adverse U.S. federal income tax consequences could apply to the U.S. holder. See "Additional Information—Taxation—Taxation in the United States—Passive foreign investment company considerations."

Any U.S. or other foreign judgments may be difficult to enforce against us in the Netherlands.

        We are incorporated under the laws of the Netherlands. Some of the members of our supervisory board and senior management reside outside the United States. As a result, it may not be possible for shareholders to effect service of process within the United States upon such persons or to enforce judgments against them or us in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our managing directors or supervisory directors in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in the Netherlands.

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

        Therefore U.S. shareholders may not be able to enforce against us or our supervisory board members or senior managementwho are residents of the Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

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

ITEM 4:    INFORMATION ON THE COMPANY

A.    History and Development of the Company

        uniQure was incorporated on January 9, 2012 as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands. Our business was founded in 1998 and was initially operated through our predecessor company, Amsterdam Molecular Therapeutics (AMT) Holding N.V, or AMT. In 2012, AMT undertook a corporate reorganization, pursuant to which uniQure B.V. acquired the entire business and assets of AMT and completed a share-for-share exchange with the shareholders of AMT. Effective February 10, 2014, in connection with our initial public offering we converted into a public company with limited liability (naamloze vennootschap) and changed our legal name from uniQure B.V. to uniQure N.V.

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

B.    Business Overview

        We are a leader in the field of gene therapy and have a technology platform that we use as the basis for our proprietary and collaborative product candidates across three therapeutic focus areas:

Liver/Metabolic Disease

  •
  AMT-060 for the treatment of hemophilia B, in which we are currently conducting a Phase I/II clinical trial;

  •
  Our preclinical product candidate for the treatment of Hemophilia A, for which we have demonstrated mechanistic proof of concept and are in the process of selecting a lead candidate; and

  •
  Glybera for LPLD, the first and currently the only gene therapy product to receive regulatory approval in the European Union.

Central Nervous System (CNS) Disease

  •
  AMT-110 for the treatment of Sanfillipo B syndrome, in which our collaboration partner, Institute Pasteur, recently completed a Phase I/II clinical study;

  •
  A product candidate based on glial cell line-derived neurotrophic factor (GDNF) for the treatment of Parkinson's disease, which is currently being studied in an investigator-sponsored Phase I clinical study led by Kristof Bankiewicz, MD, PhD, at the University of California, San Francisco; and

  •
  AMT-130 for the treatment of Huntington's disease, in which we have demonstrated preclinical proof of concept and have initiated IND-enabling studies.

Cardiovascular Disease

  •
  Our preclinical product candidate based on the S100A1 gene, a master regulator of heart function, for the treatment of congestive heart failure and currenly being developed with BMS.

        With our focus on patients within these three therapeutic categories, we aim to make gene therapy a mainstay of modern medicine by:

  •
  targeting areas in which we believe the modular nature of our approach offers the potential to reduce development risk, cost and time to market by allowing us to advance multiple programs using validated components of our technology and relying on safety and efficacy data from earlier clinical studies;

  •
  sponsoring and acquiring additional early-stage programs in these areas from other biopharmaceutical companies and academic investigators;

  •
  enhancing and accelerating these programs through our modularized research and development platform and our experience in the EU and FDA regulatory environments for gene therapies;

  •
  applying our proprietary, commercial-scale manufacturing process to produce high quality clinical and commercial material for our own and our collaborators' programs; and

  •
  collaborating with pharmaceutical companies with the necessary expertise to enhance our late-stage therapy development and maximize the value of our therapies at the commercialization stage.

        We believe that our technology platform, manufacturing capabilities, broad product pipeline and strategic collaborations place us at the forefront of gene therapy within our chosen therapeutic areas. Our transgene delivery system is based on common, adeno-associated viruses, or AAV, which we believe are safe and effective delivery methods for efficient expression of transgenes. We have the exclusive or non-exclusive rights to natural AAV serotypes for lipoprotein lipase deficiency, or LPLD, liver and CNS applications and the capability to identify and develop synthetic AAV vectors that are designed to optimize the expression of a particular transgene in specific tissue types. We produce our AAV-based vectors in our own facilities with a proprietary, commercial-scale, consistent, manufacturing process using insect cells and baculoviruses, a common family of viruses found in invertebrates. We believe our Lexington, Massachusetts-based facility is one of the world's leading, most versatile, gene therapy manufacturing facilities. We believe this technology platform, combined with our know-how derived from achieving the first regulatory approval of a gene therapy in the European Union, provides us a significant advantage in bringing our gene therapy products to the market ahead of our competitors.

        We seek to develop gene therapies targeting a range of liver-metabolic, cardiovascular and CNS indications, from ultra-orphan diseases, such as LPLD (for which Glybera is designated), to orphan diseases such as hemophilia B, Huntington disease and Sanfilippo B syndrome, to common diseases that affect far larger populations, such as congestive heart failure and Parkinson's disease. The core of our approach is our modular technology backbone, which allows us to advance our programs in multiple therapeutic areas using validated components of our technology and the safety and efficacy data from earlier clinical studies, in multiple therapeutic areas, with the potential to reduce development risk, cost and time to market. As part of our strategy, we are accessing important medical expertise in our therapeutic focus areas through strong ties with academic thought leaders and clinical institutions. Our CNS activities are based on collaborations with the University of California at San Francisco, the National Institutes of Health, and the Institut Pasteur, Paris, France. Our hemophilia B product originates from St. Jude Children's research Hospital in Memphis, Tennessee. We also seek to collaborate with or acquire emerging companies within our chosen therapeutic areas that are conducting or sponsoring early-stage clinical trials. Our collaborations allow us to cost-effectively obtain access to pre-clinical and early-stage programs without expending significant resources of our own. We generally have the rights to the data generated in these collaborator-sponsored programs, but do not control their design or timing. Our collaboration programs include gene therapy candidates for Parkinson's disease, Sanfilippo B syndrome and amyotrophic lateral sclerosis (ALS).

Bristol-Myers Squibb Collaboration

        In April 2015, we entered into an agreement with Bristol-Myers Squibb, or BMS, that provides BMS exclusive access to our gene therapy technology platform for multiple targets in cardiovascular and other target-specific disease areas. The collaboration includes our proprietary congestive heart failure gene therapy candidate, which has demonstrated in advanced preclinical models that it can restore the ability to synthesize S100A1, a calcium sensor and master regulator of heart function, and increase survival rates after myocardial infarction. In addition, we will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of heart conditions and other target-specific disease areas. We will be responsible for discovery, preclinical development, and CMC, and will provide BMS our vector technologies and access to our industrial, proprietary insect-cell based manufacturing platform. We will be responsible for the CMC portions of regulatory filings and will co-operate with BMS in the preparation of all regulatory materials and interactions with regulatory authorities. BMS will be responsible for clinical development and all commercial activities across all programs.

        To date, we have received approximately $140 million in consideration from BMS, including a $50 million upfront payment, a $15 million payment for the designation of three additional targets and two equity investments for aggregate consideration of approximately $76 million. In June 2015, BMS acquired 1.1 million shares at a purchase price of $33.84 per share for aggregate consideration of $38 million. In August 2015, BMS acquired an additional 1.3 million shares at a purchase price of $29.67 per share for aggregate consideration of approximately $38 million. Immediately after the second equity investment, BMS owned 9.9% of our outstanding shares. BMS was also granted two warrants to acquire at its option additional shares that would give it up to an aggregate 19.9% equity interest in our company, at a premium to market, based on additional targets being introduced into the collaboration. We have also agreed to enter into a supply contract, under which uniQure will undertake the manufacturing of all gene therapy products under the collaboration.

        We will be eligible to receive research, development and regulatory milestone payments, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration, assuming achievement of all milestones. uniQure is also eligible to receive target designation fees, net sales based milestone payments and compensation on net product sales based on single- to double-digit percentages of net sales. See also "—Collaborations—Bristol-Myers Squibb Collaboration."

Our Gene Therapy Development Platform

        Our gene therapy approach seeks to treat the causes of genetic diseases by enabling patients to (i) effectively express a missing or deficient protein, or (ii) reduce or eliminate the abnormal overexpression of a protein. To express a missing or deficient protein, our product candidates are designed to deliver a functional gene, or transgene, through a delivery system called a vector. To address the over-expression of a protein, we are also developing product candidates that utilize vectors to deliver microRNAs that can "knock-down", or silence, the abnormal overexpression of certain proteins.

        Our approach is designed to be modular, in that it may allow us to efficiently develop, manufacture and seek regulatory approval for multiple gene therapies generally using the same principal components and manufacturing platform. In some cases, we believe that the disease-specific gene and potentially the tissue-specific promoters will be the only components we need to change to target a new disease in a particular tissue. Combining this with the validated quality and safety of our manufacturing platform across multiple products, we believe that we can cross-reference data between products, and thereby—on a case by case basis—reduce the overall development activities required to obtain regulatory approval and potentially decrease the overall risk, time and cost of our development programs.

        The key components of our gene therapy approaches are:

  •
  Therapeutic genes.  We design most of our gene therapies to deliver into the body's cells a transgene that encodes, or provides the blueprint for the expression of, a therapeutic protein. The transgene is carried in a gene cassette, or DNA sequence that encodes the specific genes and that includes DNA promoters that direct expression in specific tissues. We either develop our own gene cassettes or in-license them, often as part of our collaborations with academic research institutions and biotechnology and pharmaceutical companies. In-licensing gene cassettes provides us access to key intellectual property and allows us to build upon our collaborators' scientific expertise and financial investment, as well as their preclinical and, in some cases, clinical development efforts.

  •
  microRNAs.  We are also designing therapies designed to "knock-down" or silence abnormal genes underlying certain diseases. For the "knock-down" approach we are using miRNAs delivered via AAV5. Our lead program in Huntington's disease has demonstrated proof of concept in preclinical animal models and other potential applications are being explorded.

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

  •
  Scalable, proprietary manufacturing process.  We produce our AAV-based vectors in our own facilities with our proprietary manufacturing process, which uses insect cells and baculoviruses, a common family of viruses found in invertebrates. Our insect cell-based manufacturing process, which uses cells that can be grown in a suspension culture, is designed to produce higher yields of vectors more cost effectively and efficiently than the mammalian cell-based approaches that many of our competitors utilize. We believe that our manufacturing process, developed over more than ten years, demonstrates a high standard of safety and predictability. We have a GMP manufacturing facility in Amsterdam, which has obtained EU regulatory approval for clinical and commercial grade production, and a facility in Lexington, Massachusetts with 500-liter capacity that can be further expanded to 2,000L capacity when needed. We believe these two facilities will enable us to produce gene therapies cost effectively at commercial scale.

2015 Therapeutic Development Highlights

  •
  In October 2015, we completed dosing of the low-dose cohort in our Phase I/II study of AMT-060 in hemophilia B using our novel AAV5-based gene therapy. In January 2016, we announced encouraging preliminary topline results from the low-dose cohort:

    •
    meaningful increases in Factor IX expression, which validate the successful transduction of the liver using our proprietary AAV5 vector;

    •
    the first two of five patients in the low-dose cohort, who completed 20 and 12 weeks of follow up as of December 16, 2015, had central-lab-confirmed FIX expression levels of 5.5% and 4.5% of normal, respectively; and

    •
    as of January 6, 2016, four of five patients in the low-dose cohort had fully discontinued prophylactic recombinant Factor IX therapy.

  •
  In September 2015 we announced positive topline results from a Phase I/II study of AMT-110 in Sanfilippo B syndrome using our novel AAV5-based gene therapy:

  •
  safety, durable expression and positive signs of efficacy were demonstrated in all four patients;

  •
  restoration of catalytically activity of the NAGLU protein in the cerebrospinal fluid from 0% at baseline up to 14-17% of normal at three months with persistent effect at 12 months;

  •
  incremental cognitive development was maintained in all four patients; and

  •
  no progression of brain atrophy in any of the four patients was observed in MRI tests.

  •
  In the third quarter of 2015, our investigator-sponsored Phase I clinical study of glial cell line-derived neurotrophic factor (GDNF) in Parkinson's disease, led by Kristof Bankiewicz, MD, PhD, at the University of California, San Francisco, completed enrolment of its first dosing cohort and commenced dosing of the second cohort.

2015 Business Highlights

  •
  On May 26, 2015, we announced the closing of a collaboration with BMS that provides BMS with exclusive access to our gene therapy technology platform for multiple targets in cardiovascular and other targeted diseases, including our proprietary gene therapy program for congestive heart failure.

  •
  In an effort to drive greater patient focus and execution, we established three therapeutic focus areas in CNS, Liver/Metabolic and Cardiovascular disease indications. In July 2015, we announced the appointment of Charles W. Richard, M.D., Ph.D., to the position of Senior Vice President, Research and Development, Neuroscience, to lead our growing portfolio of gene therapies targeting CNS diseases, including current clinical trials for the treatment of Sanfilippo B syndrome and Parkinson's disease as well as preclinical programs in Huntington's disease and other rare CNS disorders. In August 2015, we announced the promotion of Deya Corzo, M.D., formerly Vice President, Medical Affairs at uniQure, to the position of Senior Vice President, Research and Development, Liver/Metabolic to lead our development efforts in liver-directed and metabolic diseases, including hemophilia B, hemophilia A, and other rare liver/metabolic diseases.

  •
  In October 2015, the Charité University Clinic in Berlin, Germany, announced the treatment of the first patient with Glybera as a commercially-available gene therapy, enabled by our commercialization partner in the EU, Chiesi Farmaceutici.

  •
  In January 2015, we entered into a collaborative license agreement with Synpromics Limited to strengthen its technology platform with respect to therapeutic indications that require high-level therapeutic gene expression or comprise large therapeutic genes. We will exclusively own the results of this collaborative effort.

  •
  In January 2015, we entered into a license and collaboration agreement with Treeway B.V., a private company founded by entrepreneurs Bernard Muller and Robert Jan Stuit, both diagnosed with amyotrophic lateral sclerosis, or ALS, to develop a gene therapy treatment for ALS.

  •
  In April 2015, we completed a follow-on public offering of 3,000,000 ordinary shares at $29.50 per ordinary share, with net proceeds of approximately $83.2 million.

Product and Development Pipeline

        The following table sets out the status of our approved product and each of our and our collaborators' development projects:

Development Stage
Product/ Product Candidate	Vector	Gene	Indication	Collaborator	Pre- clinical	Phase I/II	Phase III	Approved	Comments
Core Programs
AMT-060	AAV5	Human Factor IX (hFIX)	Hemophilia B	Chiesi (in EU and other select countries)					uniQure Phase I/II clinical study ongoing; Phase I/II trial by St. Jude using AAV8 & uniQure's hFIX transgene ongoing
AMT-110	AAV5	Human NAGLU	Sanfilippo B (MPSIIIB)	—					Established proof of concept in Phase I/II human subjects
AAV2 Delivering GDNF	AAV2	GDNF	Parkinson's Disease	UCSF (Funder & Sponsor: NIH)					Phase I trial by UCSF/NIH using AAV2 & GDNF transgene ongoing
AAV Delivering S100A1	Un-disclosed	S100A1	Congestive Heart Failure	BMS					We are currently preparing an EMA/FDA compliant pharmacology/toxicology test plan
AMT-130	AAV5	HTT	Huntington's disease	—					Achieved preclinical proof of concept and selected lead candidate
AAV5 Delivering Human Factor VIII	AAV5	Human Factor VIII	Hemophilia A	—					Established mechanistic proof of concept and started lead optimization.
Validation Program
Glybera (EU)	AAV1	Lipoprotein Lipase (LPL)	LPLD	Chiesi (in EU and other select countries)					Protocol approved by EMA for Phase IV study

AMT-060 for Hemophilia B

Hemophilia B Disease and Market Background

        Hemophilia B is a serious rare inherited disease in males characterized by insufficient blood clotting. The condition can lead to repeated and sometimes life-threatening episodes of external and internal bleeding, either spontaneous or following accidental trauma or medical interventions. The episodes can cause long-term damage, for example to the joints, and can be fatal if they occur in the brain. The deficient blood clotting results from the lack of functional human hFIX as a result of mutations in the relevant gene. The presence of hFIX at greater than 1% of normal levels eliminates the risk of spontaneous bleeds. The current standard of care for hemophilia B is prophylactic or on-demand protein replacement therapy, in which frequent intravenous administrations of plasma-derived or recombinant hFIX are required to stop or prevent bleeding. Prophylactic protein replacement therapy is expensive, with an estimated annual cost ranging from $300,000 to $440,000 in the United States, but this can vary depending on disease severity and inhibitor status (and can be more than $1 million for a patient with severe disease and inhibitors).

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

        AMT-060 consists of the AAV5 vector carrying an hFIX gene that we have exclusively licensed from St. Jude, in which we have altered the codons to maximize expression, together with the insertion of a liver-specific promoter, LP1. We produce this vector with our insect cell-based manufacturing process. We are designing this therapy for systemic administration through intravenous infusion in a single treatment. We believe our AAV5 vector, exclusively licensed from NIH, carries a favorable safety and profile compared with the AAV8 vector used by our competitors. We also believe that AMT-060 is currently the only gene therapy program using the AAV5 vector for liver indications.

        We initiated a Phase I/II clinical trial with this product candidate, described below, in the third quarter of 2015. Our collaborator St. Jude is currently conducting a Phase I/II clinical trial in this indication with an hFIX gene carried by an AAV8 vector. The vectors used by St. Jude are manufactured in a third party mammalian cell-based manufacturing process.

        We filed an IND for AMT-060 with the FDA in December 2014, which has now been accepted. We have also filed CTAs in Germany, The Netherlands, and Denmark, the first of which was approved in December 2014.

Phase I/II Clinical Trial

        In the first quarter of 2015, we initiated our Phase I/II, open-label, uncontrolled, single-dose, dose-ascending multi-center clinical trial of AMT-060 in patients with severe or moderately-severe hemophilia B. In this trial we are targeting sustained gene expression levels of over 3-5% with long term durability, a reduction in both consumption of FIX replacement therapy and bleeding rates, as well as long-term safety. Our AMT-060 product candidate uses the same hFIX gene cassette being used in the St. Jude trial described below. One of our goals is to improve on the safety profile demonstrated by the St. Jude study through the use of our AAV5 vector, under exclusive license from NIH, manufactured using our validated baculovirus-based expression vector system. We also believe that AAV5 from the insect cell based manufacturing system may lead to a reduced incidence of adverse events compared with AAV8 from the mammalian based manufacturing system, potentially due to differences in the risk of induction of transaminase elevations. This outcome is supported by data from a previous clinical trial conducted in acute intermitten porphyria, which used the same dosage of the AAV5 vector as being used in our hemophilia B trial, in which no immune response related liver toxicity occurred.

UniQure Clinical Trial

        The key elements of our ongoing Phase I/II protocol are as follows:

  •
  Trial Population.  The trial consists of two dosing cohorts, with five patients in each cohort. We are enrolling male patients from multiple countries with either severe (<1%) or moderately severe (<2%) hemophilia B on prophylaxis or on-demand recombinant factor IX treatment, but in either case with a severe bleeding phenotype.

  •
  Expedited Patient Enrollment.  Within each dosing cohort, we are allowing a safety monitoring period of 24 hours between treating each patient. Additionally, we provided for a period of 12 weeks between concluding treatment of the first cohort and commencing treatment of the second cohort.

  •
  Therapeutically Relevant Dosing Levels.  The low-dose cohort in our trial received a comparable dose to the highest-dose cohort in the St. Jude trial.

Preliminary top-line results

        In January 2016, we announced preliminary, top-line results of the AMT-060 study. The first two out of five patients in the low dose cohort had completed at least 20 and 12 weeks of follow up and had central-lab-confirmed hFIX expression levels of 5.5% and 4.5% of normal, respectively, at the cutoff date of December 16, 2015. The three additional patients were treated, but had not achieved the full 12 weeks of follow-up at the cutoff date. However, as of January 6, 2016, four of the five patients, including the first two patients enrolled in the study, had met a secondary objective in the trial by fully discontinuing prophylactic rFIX. The 12 week follow-up, post AMT-060 administration, marks the period in which investigators in the trial attempt discontinuation of prophylactic rFIX, based on hFIX expression levels. The first patient in the low-dose cohort experienced a mild, transient and asymptomatic elevation of transaminase levels at around 10 weeks post treatment. This patient received a short, 8-week course of tapering prednisolone doses with rapid return of transaminase levels to baseline values. No elevated transaminase levels have been observed in the other four patients with all patients being on therapy for at least 10 weeks as of January 6, 2016.

St. Jude Clinical Trial

        St. Jude is currently conducting a Phase I/II, open label, dose-escalation clinical trial in this indication with a gene therapy consisting of an AAV8 vector carrying the same therapeutic hFIX gene that we are using in AMT-060. In articles published in the New England Journal of Medicine in 2011 and 2014 reviewing interim data from six and 10 patients in the St. Jude clinical trial, respectively, the principal investigators reported that the vector used in the trial consistently led to long-term expression of the hFIX transgene at therapeutic levels in patients with severe hemophilia B, without acute or long-lasting toxicity.

AMT-110 for Sanfilippo B Syndrome

        We and our collaborator Institut Pasteur are developing AMT-110 as a gene therapy for Sanfilippo B syndrome, a potentially fatal lysosomal storage disease that results in serious brain degeneration in children. This gene therapy consists of an AAV5 vector carrying a therapeutic a N acetylglucosaminidase, or NaGLU, gene. We manufactured the material used in this clinical trial, which was sponsored by Institut Pasteur. We have executed a term sheet with Institut Pasteur/AFM/INSERM Consortium regarding the acquisition of the data from this study. We are currently in the process of negotiating a definitive agreement with the Consortium in accordance with the executed term sheet. We have assumed the sponsorship of the Phase I/II extension study, enabling us to continue the follow-up of the four patients treated to date.

        The Institut Pasteur reported top line results at a scientific conference in September 2015 for four Sanfilippo B subjects aged 20 to 53 months at study entry with no detectable NAGLU enzyme activity. Subjects received 4e12th genome copies of AAV5-NAGLU gene therapy via intraparenchymal administration of our AAV5-NAGLU gene therapy into 16 different locations in the cerebrum and cerebellum. Patients receive tapering does of tacarolimus immunosuppession, to prevent an immune response to either the AAV vector capsid or the expressed protein. The neurosurgery and follow-up period was uneventful and well tolerated. Durable expression of the NAGLU transgene was measured in cerebrospinal fluid at 14-17% of normal levels at 1, 3 and 12 months post-dosing. All four subjects continued to gain neurocognitive skills throughout the 12 months, and none of the subjects demonstrated any measurable increase in brain atrophy as measured by MRI. We believe that if the results of this clinical trial constitute proof of concept of the administration to the brain of a gene therapy for lysosomal storage diseases.

AAV2/GDNF for Parkinson's Disease

        We and our collaborator, the University of California at San Francisco, or UCSF, are developing a gene therapy for Parkinson's disease, a progressive neurodegenerative disorder. UCSF is collaborating with the NIH to conduct a Phase I clinical trial of a gene therapy in this indication consisting of an AAV2 vector carrying a therapeutic gene we have exclusively licensed in the gene therapy field from Amgen, Inc., or Amgen, that expresses a protein called glial cell line-derived neurotrophic factor, or GDNF. This clinical trial is being funded and sponsored by the NIH. The trial will involve 24 patients across four dosing cohorts (six patients per cohort). Treatment of the first of these cohorts is now complete; the second cohort has enrolled four of six scheduled patients. UCSF's product candidate has been manufactured by a third party using a mammalian cell-based process. In this clinical trial, the NIH is administering the gene therapy using convection enhanced delivery, which is a process developed by UCSF with the goal of achieving more precisely targeted administration than the methods used in earlier approaches, which may result in improved efficacy. We have a license under UCSF's rights to use all preclinical and clinical data from the UCSF program for any future development program. Based on the results of the UCSF program, we may decide to develop an AAV2-based gene therapy containing the GDNF gene manufactured with our insect cell0based manafacturing process.

S100A1 for Congestive heart failure

Collaboration with Bristol-Myers Squibb

        In May 2015 we closed an agreement with BMS that provides exclusive access to our gene therapy technology platform for multiple targets in cardiovascular (and other) diseases. The collaboration included our proprietary gene therapy program for congestive heart failure which aims to restore the heart's ability to synthesize S100A1, a calcium sensor and master regulator of heart function, and thereby improve clinical outcomes for patients with reduced ejection fraction. Beyond cardiovascular diseases, the agreement also included the potential for a target exclusive collaboration in other disease areas. In total, the companies may collaborate on ten targets, including S100A1.

        We are leading the discovery, non-clinical, analytical and process development effort and are responsible for manufacturing of clinical and commercial supplies using our vector technologies and industrial, proprietary insect-cell based manufacturing platform, while BMS leads development and regulatory activities across all programs and is responsible for all research and development costs. BMS will be solely responsible for commercialization of all products from the collaboration.

        In accordance with the terms of the agreement, BMS has to date made total payments to uniQure of $140 million. We will also be eligible to receive research, development and regulatory milestone payments, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration. Additionally, we are eligible to receive net sales-based milestone payments and tiered single- to double-digit royalties on product sales. We have granted BMS two warrants, each to acquire up to an additional 5% equity interest, at a premium, based on additional targets being introduced into the collaboration. The parties have also agreed to enter into a supply contract, under which we will manufacture all gene therapy products under the collaboration.

        In July 2015, three additional targets for development in cardiovascular indications were agreed with BMS. Development of two of these new targets is expected commence in 2016, starting with manufacture of materials for clinical and non-clinical studies.

S100A1 and Congestive Heart Failure

        Heart failure is the inability of the heart to supply sufficient blood flow to meet bodily demand for oxygen and nutrition. Congestive failure, or HF, is the most common reason for hospitalization in Western societies and its 5-year mortality rate rivals most types of cancer. Maladaptive changes in the molecular composition of the diseased heart muscle contribute to its loss of contractile function, lethal tachyarrhythmia, energetic deficit, and maladaptive growth.

        Current pharmacologic regimes are unable to directly target the molecular defects in cardiac muscle that are thought to determine the clinical course and prognosis of HF. Commonly used HF drugs, such as beta-adrenergic receptor blockers (beta-AR blockers), inhibitors of the renin angiotensin-aldosterone system (RAAS), mineralocorticoid receptor antagonist (MRA) and diuretics can slow, but cannot prevent, disease progression over time to advanced stages and prehospitalization, and the 1-year mortality rate remains high.

        S100A1 is intended to fill this therapeutic gap by improving cardiac function and targets a novel molecular regulatory mechanism that differs from previous therapeutic attempts to enhance cardiac muscle function, such as beta-AR agonists (egg, dobutamine) or calcium sensitizers. S100A1 neither utilizes, nor relies on, components of the ß-adrenergic system to improve cardiac performance and conveys a cAMP-independent heightened systolic and diastolic contractile state. As such, S100A1 is intended to be fully compatible with current HF treatments due to its novel and independent mode of action. S100A1's upstream position as a "master regulator" of a Ca2+-driven network in cardiomyocytes integrating contractility, metabolism, rhythm stability and growth, makes S100A1 a unique therapeutic target among other regulatory proteins in the heart.

        S100A1 protein is downregulated in human CHF molecular analysis characterized the S100A1 protein as an upstream "master" regulator of the cardiomyocyte-calcium driven network. S100A1 deficient hearts show accelerated progression to severe heart failure and increase mortality after cardiac damage. Elevated cardiomyocyte S100A1 protein levels are protective and prolong survival in mouse CHF models.

        Restoration of S100A1 protein expression deficit in a rat CHF by cardiac-targeted AAV-S100A1 gene therapy achieved long-term rescue of systolic and diastolic cardiac performance, reversed remodeling and was superior to the treatment with a clinically used CHF standard drug. Isolated cardiomyocytes from AAV-S100A1 treated rat heart showed superior systolic and diastolic performance. Cardiac-targeted delivery of AAV-S100A1 to failing hearts of domestic pigs by retrograde intravenous delivery resulted in widespread cardiac transduction and restoration of S100A1 protein expression that was contained to the heart. Long-term rescue of systolic and diastolic cardiac performance, improved energy metabolism, protection against maladaptive growth and tachyarrhythmia was achieved. Isolated cardiomyocytes from AAV-S100A1 treated pig heart showed superior systolic and diastolic performance.

        A 12 month follow up study showed a profound survival benefit in the pig CHF model by retrograde intravenous AAV-S100A1 delivery. We believe that outcome data obtained in this model are readily applicable to clinical trial design and endpoint selection.

        In 2015, we agreed with BMS to perform non-clinical studies that are expected to support an IND filing. Based on this plan, the following non-clinical studies will be conducted 2016:

  •
  GLP toxicology and biodistribution studies utilizing the same baculovirus-derived material that will be used in the clinical trials;

  •
  Exploratory studies to assess the need for anterograde occlusion as part of the investigational product delivery method and assess the impact of neutralizing antibodies (NAbs) on therapeutic activity of S100A1; and

  •
  A study that will establish comparability between the cell sources of S100A1 used in the final investigational product to be administered in clinical trials.

Huntington's Disease

        Huntington's disease (HD) is a rare, fatal, neurodegenerative genetic disorder that affects motor function and leads to behavioral symptoms and cognitive decline in young adults, resulting in total physical and mental deterioration over a 12 to 15 year period. The median survival time after onset is 15 to 18 years (range: 5 to >25 years). Causes of death include pneumonia (~33%), other infections, heart disease (~25%), suicide (~7%), choking, physical injury (e.g., falls), and malnutrition. HD is caused by an inherited defect in a single gene that codes for protein called Huntingtin (HTT). The prevalence of HD is 4-10 per 100,000 in the general population, similar in men and women, and it is therefore considered as rare disease. Despite the ability to identify HD mutation carriers decades before onset, there is currently no available therapy that can delay onset or slow progression of the disease. Although some symptomatic treatments are available, they only are transiently effective despite significant side effects.

        In March 2016, we announced the publication of preclinical data supporting our proprietary Huntington's disease gene therapy program, AMT-130. Findings published in the current issue of the peer-reviewed journal Molecular Therapy-Nucleic Acids provide preclinical proof of concept for AMT-130 and demonstrate the potential of a one-time administration of AAV5-delivered gene therapy into the CNS to silence HTT.

        The paper, titled "Design, Characterization, and Lead Selection of Therapeutic miRNAs Targeting Huntingtin for Development of Gene Therapy for Huntington's Disease" was authored by a research team led by Pavlina Konstantinova, Ph.D., Director of Emerging Technologies at uniQure under the direction of Chief Scientific Officer Harald Petry, Ph.D. The publication describes multiple approaches to silencing HTT using expression cassette-optimized artificial microRNAs (miHTTs). Several miHTT scaffolds were incorporated in an AAV5 vector using uniQure's established baculovirus-based manufacturing platform and administered to a humanized mouse model. The data demonstrate strong silencing of mutant HTT and total HTT silencing in vitro and in vivo. Furthermore, it was shown that HTT knock-down efficiency could be increased to 80% by using optimized miHTT scaffolds.

        Based on these results, uniQure has initiated further studies of AMT-130 to support the filing of an investigative new drug application with the FDA.

Hemophilia A

        Hemophilia A is an X-linked recessive genetic bleeding disorder. The disease results from the production of dysfunctional factor VIII protein or by production of an insufficient amount of factor VIII. Hemophilia A patients suffer from spontaneous bleeding into the large joints and soft tissue, and are at risk of intracranial hemorrhage. Similar to Hemophilia B, a modest increase of the protein levels can markedly reduce spontaneous bleedings. We are developing an AAV5-based vector carrying the human factor VIII gene. The challenge for factor VIII development is in packaging the relevant gene, which is larger than the packaging capacity of the AAV vector. We believe we have successfully overcome this challenge by packaging the two different and complementary ends of a factor VIII DNA strand into different vectors for delivery to the cells of interest, where they recombine into a complete expression cassette. We have shown proof of concept by tail vein injection of AAV5-factor VIII in mice, which resulted in delivery of the transgene to liver cells and production of active factor VIII by the liver.

        In addition, we are seeking to develop next-generation vectors with increased potency to target liver indications in which high relative percentage increases in the secretion of a protein above the disease state would be required for therapeutic benefit. One approach we are using is directed evolution, which involves a vector selection process in which libraries of mutant variants are screened for optimal properties. These next-generation vectors may be used in the development of a gene therapy for hemophilia A as well as other therapeutic indications.

Glybera for LPLD

        Our first product, Glybera, was approved by the EMA in October 2012 under exceptional circumstances for the treatment of a subset of patients with lipoprotein lipase deficiency, or LPLD.

        LPLD is a serious, debilitating disease caused by mutations in the lipoprotein lipase, or LPL, gene, resulting in significantly diminished or absent activity of the LPL protein and, as a consequence, severe hypertriglyceridemia. Severe hyper-chylomicronemia involves dramatic and potentially life-threatening increases in the level of fat-carrying particles, called chylomicrons, in the blood after eating, which often leads to hypertriglyceridemia. In many cases, LPLD and the associated elevated levels of chylomicrons can cause acute and potentially life-threatening inflammation of the pancreas, known as pancreatitis, thus leading to frequent hospitalizations. Recurrent pancreatitis can lead to chronic abdominal pain, pancreatic insufficiency, which is an inability to properly digest food due to a lack of digestive enzymes made by the pancreas, and diabetes. Prior to Glybera, there was no approved therapy for LPLD. Patients are required to adhere to a strict low-fat diet and to abstain from alcohol. These restrictions, as well as the need for frequent hospitalizations and the constant fear of pancreatitis attacks, have a significant negative impact on the daily activity level of LPLD patients and on their quality of life. Life-long adherence to this very restrictive diet is extremely difficult, with many individuals with LPLD remaining at increased risk for pancreatitis and other serious effects.

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

        In the European Union, we have been granted orphan drug exclusivity for Glybera for treatment of LPLD until October 2022, subject to the conditions applicable to orphan drug exclusivity. The first commercial patient in Europe was treated with Glybera in Spetember 2015.

        The FDA has also granted orphan drug designation to Glybera for the treatment of LPLD. In November 2015, we announced that we are no longer pursuing the approval of Glybera in the U.S.

Glybera Clinical Development Program

        Our clinical development program for Glybera to date has consisted of three non-controlled, prospective, open-label clinical trials in which we administered Glybera to a total of 27 LPLD patients. In addition, we carried out two retrospective case note reviews of 19 of the 27 patients to determine the impact of Glybera treatment on the frequency and severity of pancreatitis events up to 6 years post-gene therapy. we observed Although consistent reduction in total tryglyceride levels were not obtained in the 3 prospetive trials, a a significant improvement in the appearance and removal of newly formed chylomicrons was observed at week 52 after Glybera, the last time point tested in the last prospective study. The retrospective chart review in patients who participated in the clinical trials also provided evidence of clinical benefit in the form of a reduction of approximately 40-60% in pancreatitis events and in the severity of attacks, as measured by ICU admissions.

        To fulfill the key conditions of the approval of Glybera by the EMA we are required to implement a patient registry prior to commercial launch and to conduct post-approval clinical trials of Glybera.

        The patient registry was put in place in May 2014. In 2015 we completed a non-interventional healthy volunteer study to establish post-prandial chylomicron clearance test curves in 8 normal individuals following fat-containing standardized meal. We currently plan to enroll 12 patients with LPLD into a phase IV study. We anticipate that the trial will be conducted as a multicenter trial including sites in the United States and Canada. The EMA has approved an initial protocol for this clinical trial in 12 patients.

        We also developed an improved manufacturing process for Glybera, which addresses also our post-approval commitments and received EMA approval in January 2016.

Glybera Commercialization

        To obtain payment coverage for Glybera from the relevant pricing and reimbursement agencies in countries in the European Union, Chiesi must generally submit price and reimbursement dossiers to the relevant bodies in each country. In Germany, Glybera has received its first published price in November 2014. The pricing model chosen for Glybera in Germany is a one-time payment of EUR 41,000 per vial. A single treatment for patients weighing 60-70 kilograms requires 20-24 vials.

        Following an assessment by the German Federal Joint Committee (Gemeinsamer Bundesausschuss, or G-BA), the G-BA has agreed with Chiesi in October 2015 that Glybera, given the very small patient population and highly specialized administration process and requirements, should no longer be considered for national reimbursement, but rather will be handled as a hospital-only product. This means that reimbursement for all future patients should be obtained via a single-case reimbursement request made by the treating physician to the appropriate sick-fund (as was done for the first patient treated in September 2015). In France, the Haute Autorité de Sante (HAS) informed Chiesi in mid-2015 that Glybera was not considered by them to provide sufficient benefit to patients to be considered for reimbursement by the national health program. Following an appeal by Chiesi in November 2015, the HAS maintained their initial conclusion.

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

Bristol-Myers Squibb Collaboration

        In April 2015, we entered into a series of agreements with BMS, a publicly traded pharmaceutical company, regarding a collaboration that provides BMS with exclusive access to our gene therapy technology platform for multiple targets in cardiovascular and potentially other diseases.

Collaboration and License Agreement

        Under our Collaboration and License Agreement with BMS, we will provide BMS with exclusive access to our proprietary gene therapy program for multiple target diseases. The collaboration includes our proprietary congestive heart failure gene therapy program, which has demonstrated in advanced preclinical models that it can restore the heart's ability to synthesize the protein S100A1, a calcium sensor and master regulator of heart function. In addition, we will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of cardiovascular and other target-specific areas. BMS has to date designated three of these additional targets.

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

        We have received a total of $140 million to date from BMS, including an upfront payment of $50 million at the closing of the collaboration, which occurred in May 2015, a $15 million payment for the selection of three collaboration targets, in addition to S100A1, and approximately $75 million in two equity investment. We will be eligible to receive additional payments for further designation of new collaboration targets and upon the achievement of research, development and regulatory milestones, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration. We will also be eligible to receive net-sales-based milestone payments and tiered single to double-digit royalty payments on product sales.

Equity Agreements

        In June 2015 BMS acquired 1,112,319 ordinary shares, or 4.9% of our outstanding ordinary shares following the issuance, at a purchase price of $33.84 per share for aggregate consideration of $37.6 million. In August 2015 BMS acquired an additional 1,275,789 ordinary shares at a purchase price of $29.67 per share for aggregate consideration of $37.9 million. Immediately after the second equity investment, BMS held 9.9% of our outstanding ordinary shares.

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

        The total number of ordinary shares that may be acquired by BMS pursuant to these agreements is equal to 19.9% of the total number of ordinary shares outstanding following such issuances.

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

        We are currently funding a three-year (2014-2016) research collaboration, which can be extended at our option for an additional year, being conducted under a mutually agreed research plan. We are entitled to select a specified number of AAV variants from the research collaboration. We have exclusive rights to further research, develop, manufacture and commercialize the selected AAV variants, as well as AAV vectors and products containing such AAV variant and gene constructs, or licensed products, and, during the research collaboration and for the term of the agreement, 4D retains no rights to the selected AAV variants for any use. During the research collaboration and throughout the term of the agreement, 4D has agreed to work exclusively with us to research, develop, manufacture and commercialize AAV variants, AAV vectors and products containing AAV vectors and gene constructs, for delivery of gene constructs to CNS or liver cells for the diagnosis, treatment, palliation or prevention of any disease or medical condition.

        Our research collaboration with 4D is guided by a joint research steering committee. Under the agreement, we have made a one-time upfront payment of $100,000 and another one-time payment of $100,000 upon the joint research steering committee's approval of the research plan, including an associated budget. Both of these payments were made in the first quarter of 2014. Our payment obligations under the agreement include the research collaboration funding described above as well as payments for the achievement of specified preclinical, clinical and regulatory milestones of up to $5,000,000 for each licensed product that we develop under the collaboration, and, for each licensed product, each indication. We have also agreed to pay 4D royalties equal to a single-digit percentage of net sales, if any, of licensed products by us or our affiliates. We also pay 4D a low to upper-low double-digit percentage of any sublicensing income we receive, subject to a floor of a low single-digit percentage of net sales, if any, by sub licensees of certain licensed products.

Treeway

        In January 2015, we entered into a license and collaboration agreement with Treeway B.V., a private company founded by entrepreneurs Bernard Muller and Robert Jan Stuit, both diagnosed with amyotrophic lateral sclerosis, or ALS, to develop a gene therapy treatment for ALS. Under the terms of the agreement, we have granted Treeway an exclusive license in this field to uniQure's relevant AAV5 viral vector and GDNF (Glial cell-derived neurotrophic factor) intellectual property. Treeway is responsible for the preclinical and clinical development of the ALS gene therapy treatment. We will provide Treeway with our development and manufacturing capabilities and will further collaborate with Treeway on ALS gene therapy development. We and Treeway expect to jointly commercialize any resulting ALS gene therapy with defined geographical rights for commercialization assigned to each company.

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

Chiesi Hemophilia B Commercialization and Development Agreement

        We have entered into an agreement with Chiesi Farmaceutici S.p.A., a family-owned Italian pharmaceutical company for the co-development and commercialization of our hemophilia B program. We have retained full rights in the United States, Canada and Japan under this agreement. We received a €15.0 million upfront payment under this agreement, as well as a €14.0 million investment in our ordinary shares, both in July 2013. This agreement provides us with research funding for further development of our hemophilia B product candidate, and further provides that we will also receive payments from Chiesi for any commercial quantities of our hemophilia B product candidate we manufacture and supply to them, if we receive regulatory approval for such product candidate. We estimate that the amount we would retain, net of cost of goods sold, including third party royalties and related amounts, will be between 25% and 35% of the revenues from sales of such product by Chiesi, varying by country of sale.

Chiesi Glybera Commercialization

        We also entered into an agreement with Chiesi for the commercialization of Glybera for LPLD. We have retained full rights in the United States, Canada and Japan under this agreement. In July 2013, we received a €2.0 million upfront payment in recognition of our past expenditures incurred in developing the product. In addition, we are eligible to earn up to €42.0 million in commercial milestone payments based on annual sales of Glybera.

        We will receive payments from Chiesi for the quantities of Glybera we manufacture and supply to them. Based on our estimates, we anticipate we will retain in the range of 20% to 30% of the net sales of Glybera by Chiesi in the European Union and other countries under our agreement, net of the cost of goods sold, including the royalties and other obligations we owe to third parties. In addition, we are required to repay 20% of the gross amount received from Chiesi related to Glybera sales in repayment of a technical development loan from the Dutch government, which has a current outstanding balance of €6.2 million as of December 31, 2015.

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

Patent Portfolio

        Our gene therapy programs are protected by patents and patent applications directed to various aspects of our technology. For example, our gene therapy programs are protected by patents and patent applications with composition-of-matter or method of use claims that cover the therapeutic gene, the promoter, the viral vector capsid or other specific parts of these technologies. We also seek protection of core aspects of our manufacturing process, particularly regarding our baculovirus expression system for AAV vectors in insect cells. In addition, we have filed manufacturing patent applications with claims directed to alternative compositions-of-matter and manufacturing processes to seek better protection from competitors.

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

        Our patent portfolio includes the following patent families:

  •
  16 patent families that we own;

  •
  9 patent families that we exclusively in-license; and

  •
  6 patent families that we non-exclusively in-license.

        The geographic breakdown of our owned patent portfolio is as follows:

  •
  11 issued U.S. patents;

  •
  7 granted European Patent Office patents;

  •
  5 pending PCT patent application;

  •
  6 pending U.S. patent applications;

  •
  8 pending European Patent Office patent applications; and

  •
  25 pending patent applications in other jurisdictions.

        The patent portfolios for our manufacturing platform and most advanced programs are summarized below.

Manufacturing Patents

NIH Patents

        Our manufacturing patent families contain issued patents in the United States, Europe and other territories, as well as numerous pending patent applications.

        We have non-exclusively in-licensed from the NIH a patent family relating to the insect cell-based manufacturing of AAV-based vectors. The patents in this family include two issued patents in the United States and one issued patent in Europe, as well as issued patents in other jurisdictions. The standard 20-year term for patents in this family will expire in 2022. This patent family relates to technology used for our development programs.

Protein Sciences Corporation Patents

        We also in-license a patent family related to aspects of the AAV insect cell production technology from Protein Sciences Corporation. This family includes issued patents in the United States, Europe and elsewhere. This license is exclusive in respect of the products we develop with the use of this patent family for LPLD and hemophilia B, and we may add additional products to the license on an exclusive basis except in certain specified circumstances. The standard 20-year term for patents in this family will expire in 2019. This patent family relates to technology used in Glybera and all of our development programs.

uniQure Patents

        We own a patent family directed to large scale production of AAV vectors in insect cells. The family includes two issued patents in the United States, an issued patent in Japan and pending applications in the United States and other jurisdictions. The standard 20-year term for patents in this family will expire in 2027. This patent family relates to first-generation technology developed by uniQure and is used in Glybera.

        Furthermore, we own two patent families directed to improving AAV vectors and covering AAV vectors manufactured at large scale relating to our second-generation used in all our other programs. One patent family contains pending applications in the United States, Europe, Japan and other jurisdictions, and issued patents in the United States, Japan, Australia, China and other jurisdictions. The standard 20-year term for patents in this family will expire in 2028. The other patent family contains an issued patent in the US and a pending patent in Europe. The standard 20-year term for patents in this family will expire in 2031.

        In addition we own a family of patent applications relating to a proprietary baculovirus removal process which contributes to obtain regulatory compliant AAV vector products. This family includes a granted patent in Europe and pending applications in the United States, Europe, Japan and other jurisdictions. The standard 20-year term for patents in this family, if issued, will expire in 2032. This patent family relates to technology used in Glybera and further product development programs.

Product-related Patents

        We have also in-licensed from the NIH two patent families relating to AAV5-based vectors. These patents are licensed exclusively for AAV5-based therapeutic products to be delivered to the brain or liver for the treatment of human diseases originating in the brain or liver, excluding arthritis-related diseases, and non-exclusively for AAV5-based therapeutic products to treat any human disease in any manner not covered by the exclusive license. The patents in the first family include two issued patents in the United States, one issued patent in Europe and two issued patents in Japan, as well as issued patents and a pending application in other jurisdictions. The standard 20-year term for patents in this family will expire in 2019. This patent family relates to technology used in our hemophilia B and Sanfilippo B programs. The second family includes one issued U.S. patent with a standard 20-year term that will expire in 2020. This patent family relates to technology used in our Sanfilippo B program. See "Risk Factors—Risks Related to Our Intellectual Property—Our intellectual property licenses with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors."

Other Patents

        We own a PCT-application, which covers AAV5 administration technology through intrathecally delivery routes. The standard 20-year term of patents in this family will expire in 2034

        We recently filed a patent application covering technology that is related to methods to suppress immunological responses to AAV vectors. The standard 20-year term of patents in this family will expire in 2035.

S100A1

        We hold patents related to our S100A1 S100A1 product candidate in heart and skeletal muscle diseases. The patents have been granted in Europe, Canada, Japan and the US, the term of which will expire in 2020.

        Our subsidiary uniQure GmbH also developed and the Technology Transfer group at Heidelberg University filed a "second medical use" patent application relating to the therapeutic window and effective dosages of S100A1 in heart disease. We have an exclusive option to license the patent. We expect that this process could extend the exclusivity period until 2034.

        Professors Katus and Most, the founders of uniQure GmbH, have developed and the Technology Transfer group at Heidelberg has filed, patent applications relating to the early-stage development of systemic S100A1 peptide therapy for mild heart failure and skeletal muscle diseases. We have an option to license these patents.

Glybera

        We co-own with the University of British Columbia, or UBC, a patent family relating to the lipoprotein lipase variant LPL-S447X transgene used in Glybera, including issued patents in Europe and Japan. The standard 20-year term for patents in this family will expire in 2020. UBC exclusively licensed its patent rights to Xenon, which has granted us the sublicense described below.

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

        We non-exclusively in-license a patent family from the Salk Institute that relates to a genetic promoter that enhances the expression of LPL-S447X delivered to the target tissues. This family includes four issued patents in the United States that have standard 20-year terms that will expire in 2017, and issued patents in Europe and other jurisdictions that have standard 20-year terms that will expire in 2018.

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

Parkinson's disease

        For our Parkinson's disease program, we have in-licensed a patent family and corresponding know-how relating to the GDNF transgene from Amgen for the field of gene therapy. The license is exclusive and expires on a country-by-country basis on the later of 10 years following launch of the relevant product or of expiration of the last-to-expire licensed patent in the applicable country, after which the license will become non-exclusive for that given country. This patent family includes two issued patents in the United States. The last patent in this patent family will expire in 2017.

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

4D Molecular Therapeutics

        In January 2014, we entered into a collaboration and license agreement with 4D Molecular Therapeutics for the discovery and optimization of next-generation AAV vectors. Under this agreement, we have an exclusive license to 4D's existing and certain future know-how and other intellectual property for the delivery of AAV vectors to CNS or liver cells for the diagnosis, treatment, palliation or prevention of all diseases or medical conditions. Our payment obligations under this license agreement consisted of a one-time up-front payment of $200,000, which we have paid.

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

Synpromics

        In January 2015, we entered into a co-operation and license agreement with Synpromics Limited for the discovery of alternative small liver-specific promoters for sustainable and increased expression of larger therapeutic genes fitting the package capacity of AAV vectors. Under the agreement, we will exclusive own the foreground IP that will be obtained following the assembly of synthetic promoters conceived under Synpromic's patent-protected technology and have the sole right to pursue uniQure patent rights that cover the synthetic promoters. All rights are limited to AAV gene therapy in the liver field. We will on request grant Synpromics an exclusive, sublicensable license to the foreground IP outside this field.

National Institutes of Health—AAV production

        In 2007, we entered into a license agreement with the NIH, which we amended in 2009 and 2013. Under the license agreement, the NIH has granted us a non-exclusive license to patents relating to production of AAV vectors, to make, use, sell, offer to sell and import specified plasmids, which are small DNA molecules that are physically separate from, and can replicate independently of, chromosomal DNA within a cell, or other materials, which we refer to as AAV products. We may only grant sublicenses under this agreement with the NIH's consent, which may not be unreasonably withheld. We are exploiting this technology for our Glybera program and our programs for hemophilia B, Sanfilippo B syndrome and Parkinson's disease.

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

National Institutes of Health—AAV5

        In 2011, we entered into another license agreement with the NIH, which superseded a prior 2007 agreement and which we amended in 2013. Under this agreement, the NIH granted us an exclusive, worldwide license to patents relating to AAV5 for use in therapeutic products to be delivered to the brain or liver for treatment of human diseases originating in the brain or liver, but excluding arthritis-related diseases, and a non-exclusive, worldwide license to patents relating to AAV5 for all other diseases, in each case to make, use, sell, offer to sell and import products within the scope of the specified patent claims. We refer to the products licensed under this agreement as AAV5 products. We may grant sublicenses under this agreement only with the NIH's consent, which may not be unreasonably withheld. We are currently exploiting this technology for our programs on hemophilia B, and Sanfilippo B syndrome. See "Risk Factors—Our intellectual property licenses with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors."

        We have agreed to pay the NIH an initial payment of $140,000, which we have paid, an amendment royalty fee of $500,000, of which $250,000 would be payable upon a sublicense of the corresponding rights, which we have paid in full, royalties equal to a low single-digit percentage of net sales of AAV5 products, if any, by or on behalf of us or our sub licensees; a single to sub-teen double-digit percentage of sublicensing income; potential additional development milestone fees for the initiation of each clinical trial, which would total in the aggregate $267,500 for one Phase I, Phase II and Phase III trial; total potential regulatory milestone fees of $1,731,000 for the first marketing approvals in specified countries or jurisdictions; and an annual maintenance fee of $15,000 creditable against royalties. In connection with entering into our relationship with Chiesi and obtaining the NIH's consent to sublicense our rights under this agreement to Chiesi, we paid the NIH a total of $716,567 in amendment and sublicense payments. If an AAV5 product is also covered by our 2007 agreement with the NIH, our obligation to pay royalties on net sales and our obligation to pay milestone fees only apply under this 2011 agreement and not the 2007 agreement. We have agreed to meet benchmarks in our development efforts, including as to development events, clinical trials and marketing approval, within specified timeframes.

        The NIH may terminate this agreement in specified circumstances relating to our insolvency or bankruptcy. We may terminate this agreement for any reason, in any country or territory, subject to a specified notice period.

  Protein Sciences

        In 2007, we entered into a license agreement with Protein Sciences Corporation, or PSC, which we amended in 2012. Under the license agreement, PSC granted us a worldwide license, with a right to sublicense, to specified claims of a patent relating to an insect cell line, to research, develop, manufacture, import, market, and to offer for sale and sell certain products using a recombinant AAV vector developed using PSC's technology. The license is exclusive with respect to LPLD and hemophilia B and we are exploiting this technology for those programs. We are licensed to use this technology for products listed in the agreement and we may add additional products to the agreement on an exclusive basis except in certain specified circumstances.

        Payments obligations under the PSC agreement include a one-time upfront payment of $50,000, which we have paid, payments of $50,000 for each additional product added to the license agreement, and an annual maintenance fee of $50,000 for each product up to an annual maximum of $150,000 and limited by an overall specified life-time maximum of $500,000 for each product. We are not required to pay maintenance fees on products we no longer wish to develop. In addition, we must pay PSC an annual fee of $50,000 while any product is being sold or is subject to a license, partnership or funding relationship with another party, but for no more than 10 years after the first commercial sale of the product. We have no royalty payment obligations under the agreement.

        The agreement will remain in effect as long as we remain current with our payments or until we or PSC exercise our rights to terminate it. PSC may terminate the agreement in circumstances relating to our insolvency or bankruptcy. We may terminate the agreement for convenience subject to a specified notice period.

Technology Used for Specific Development Programs

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

        We have agreed to pay St. Jude a royalty equal to a low single-digit percentage of net sales, if any, by us or our sub licensees of products covered by the licensed patent rights, and a portion of certain amounts we receive from sub licensees ranging from a mid-single digit to a mid-teen double-digit percentage of such amounts. We have also agreed to pay St. Jude one-time milestone fees totaling $6,500,000 upon the achievement of specified development and regulatory milestones, and an annual maintenance fee of $10,000 creditable against royalties and milestones in the same year. We have agreed to use commercially reasonable efforts to diligently develop and commercialize products licensed under this agreement.

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

  Huntington's disease

  Benitec, Galapagos and CSHL

        In 2012, we entered into a non-exclusive license agreement with Benitec Australia Limited with the option to convert to exclusivity. Under the non-exclusive agreement we obtain sub licensable rights to Benitec's patented ddRNAi technology for the development, manufacturing and commercialization are limited to AAV vectors comprising the Benitec's ddRNAi technology targeting the Huntington gene.

        In March 2015, the agreement was amended and extended to patent rights obtained from Benitec through a sublicense derived from Galapagos. Galapagos' technology comprises potential additional RNAi-technology to develop an AAV-vector for Huntington's disease. Under the agreement, Benitec is eligible for specified milestone payments and single-digit royalties on products that include Benitec's technology. In the event such products also include Galapagos' technology, an additional low, single-digit royalty payment will be payable.

        In December 2015, we have concluded a license agreement with Cold Spring Harbor Laboratory (CSHL). Under the agreement, CSHL has granted us an exclusive, sub licensable license to develop and commercialize Products inclduign certain of CSHL's patented RNAi-related technology for the treatment or prevention of Huntington's disease.

        Under the agreement, annual fees, development milestone payments and future single-digit Royalties may be payable due.

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

        We are aware of several companies focused on developing gene therapies in various indications, including AGTC, Abeona Therapeutics, Asklepios BioPharmaceutical, Audentes Therapeutics, Avalanche Biotech, AveXis, Baxalta, BioMarin, bluebird bio, Celladon, Dimension Therapeutics, Genzyme, GlaxoSmithKline, Ionis Pharmaceuticals, Pfizer, REGENXBIO, Sangamo BioSciences, Shire, Spark Therapeutics and Voyager, as well as several companies addressing other methods for modifying genes and regulating gene expression. Although companies and research institutions in the gene therapy field tend to focus on particular target indications, any advances in gene therapy technology made by a competitor may be used to develop therapies competing against Glybera or one of our product candidates. We may also face competition with respect to the treatment of some of the diseases that we are seeking to target with our gene therapies from protein pharmaceuticals under development at pharmaceutical and biotechnology companies such as Amgen, Baxalta, Bayer, Biogen Idec, BioMarin, Genzyme, Novartis, Novo Nordisk, Pfizer, Shire, and numerous other pharmaceutical and biotechnology firms.

        We also compete with existing standards of care, therapies and symptomatic treatments, as well as any new therapies that may become available in the future for the indications we are targeting.

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

        The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience, price and the availability of reimbursement from government and other third party payers. We also believe that, due to the small size of the patient populations in the orphan indications we target, being first to market will be a significant competitive advantage. We believe that our advantages in vector and manufacturing technology will allow us to reach market in a number of indications ahead of our competitors, and to capture the markets in these indications.

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

FDA Guidance Governing Gene Therapy Products

        The FDA has issued various guidance documents regarding gene therapies, which outline additional factors that the FDA will consider at each of the above stages of development and relate to, among other things, the proper preclinical assessment of gene therapies; the chemistry, manufacturing, and control information that should be included in an IND application; the design and analysis of shedding studies for virus or bacteria based gene therapies; the proper design of tests to measure product potency in support of an IND or BLA application; and measures to observe delayed adverse effects in subjects who have been exposed to investigational gene therapies when the risk of such effects is high.

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

Submission of a BLA

        The results of the preclinical and clinical studies, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of a BLA requesting a license to market the product for one or more indications. The submission of a BLA is subject to an application user fee, currently exceeding $2.4 million, and the sponsor of an approved BLA is also subject to annual product and establishment user fees, currently exceeding $114,000 per product and $585,000 per establishment. These fees are typically increased annually. The FDA has agreed to specified performance goals in the review of BLAs.

        Most such applications are meant to be reviewed within ten months from the filing acceptance date (typically 60 days after date of filing), and most applications for "priority review" products are meant to be reviewed within six months of the filing acceptance date (typically 60 days after date of filing).

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

        Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, have also been alleged by government agencies to violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer.

Coverage, Pricing and Reimbursement

        The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of drugs have been a focus in this effort. Third party payers are also increasingly challenging the prices charged for medical products and services and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. If these third party payers do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals.

        As a result, the marketability of any product which receives regulatory approval for commercial sale may suffer if the government and third party payers fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on drug pricing. Coverage policies, third party reimbursement rates and drug pricing regulation may change at any time. In particular, the Patient Protection and Affordable Care Act contains provisions that may reduce the profitability of drug products, including, for example, increased rebates for drugs sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs. Even if favorable coverage and reimbursement status is attained for one or more products that receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

        The European Commission may grant a so-called "marketing authorization under exceptional circumstances". Such authorization is intended for products for which the applicant can demonstrate that it is unable to provide comprehensive data on the efficacy and safety under normal conditions of use, because the indications for which the product in question is intended are encountered so rarely that the applicant cannot reasonably be expected to provide comprehensive evidence, or in the present state of scientific knowledge, comprehensive information cannot be provided, or it would be contrary to generally accepted principles of medical ethics to collect such information. Consequently, marketing authorization under exceptional circumstances may be granted subject to certain specific obligations, which may include the following:

  •
  the applicant must complete an identified program of studies within a time period specified by the competent authority, the results of which form the basis of a reassessment of the benefit/risk profile;

  •
  the medicinal product in question may be supplied on medical prescription only and may in certain cases be administered only under strict medical supervision, possibly in a hospital and in the case of a radio-pharmaceutical, by an authorized person; and

  •
  the package leaflet and any medical information must draw the attention of the medical practitioner to the fact that the particulars available concerning the medicinal product in question are as yet inadequate in certain specified respects.

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

Orphan Drug Regulation

        We have been granted orphan drug exclusivity for Glybera for treatment of LPLD until October 2022, subject to the conditions applicable to orphan drug exclusivity in the European Union. Regulation (EC) No 141/2000, as amended, states that a drug will be designated as an orphan drug if its sponsor can establish:

  •
  that it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the Community when the application is made, or that it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment; and

  •
  that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the European Union or, if such method exists, that the drug will be of significant benefit to those affected by that condition.

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

C.    Organizational Structure

        uniQure N.V. has 11 direct and indirect wholly owned subsidiaries, each listed in Note 1 to the financial statements which form part of this annual report and in Exhibit 8.1 to this annual report. Our principal operating companies are uniQure biopharma B.V., a Netherland company, uniQure Inc., a Delaware corporation, and uniQure GmbH a German limited company.

D.    Property, Plant and Equipment

        We lease a facility of approximately 26,000 square feet from the AMC, located at Meibergdreef in Amsterdam, the Netherlands, which forms our headquarters and principal laboratories, and also houses our Dutch manufacturing facility, which the EMA has GMP approved for clinical and commercial grade production. The minimum lease period ends in 2016. In April 2014 we entered into a lease with the AMC for an additional office facility of approximately 7,100 square feet, also located at the AMC campus. The minimum lease period terminates in 2017. In April 2015 we entered into a lease with JanSnell B.V. for an additional laboratory facility of approximately 9,300 square feet, also located at the AMC campus. The lease terminates in 2018. We have also leased a facility in Lexington, Massachusetts, where we are close to completing the build out and qualification of a manufacturing facility of approximately 53,000 square feet. The lease for this facility terminates in 2024, and subject to the provisions of the lease, may be renewed for two subsequent five-year terms. We believe that our existing facilities are adequate to meet current needs and that suitable alternative spaces will be available in the future on commercially reasonable terms. See "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures" and "—Contractual Obligations and Commitments."

ITEM 4A:    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following is a discussion of our financial condition as of December 31, 2014 and 2015 and results of operations and cash flows for the 12 months ended December 31, 2013, 2014 and 2015. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the "Key Information—Selected Financial Data" section of this annual report and our Consolidated Financial Statements and related notes appearing elsewhere in this annual report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the "Risk Factors" and "Forward-Looking Statements" sections and elsewhere in this annual report.

Overview

        uniQure is a leader in the field of gene therapy and have a technology platform that we use as the basis for our proprietary and collaborative product candidates across three therapeutic focus areas.

Liver/Metabolic Disease

  •
  AMT-060 for the treatment of hemophilia B, in which we are currently conducting a Phase I/II clinical trial;

  •
  Our preclinical product candidate for the treatment of Hemophilia A, for which we have demonstrated mechanistic proof of concept and are in the process of selecting a lead candidate; and

  •
  Glybera, the first and currently the only gene therapy product to receive regulatory approval in the European Union.

Central Nervous System (CNS) Disease

  •
  AMT-110 for the treatment of Sanfillipo B syndrome, in which our collaboration partner, Institute Pasteur, recently completed a Phase I/II clinical study;

  •
  A product candidate based on glial cell line-derived neurotrophic factor (GDNF) for the treatment of Parkinson's disease, which is currently being studied in an investigator-sponsored Phase I clinical study of led by Kristof Bankiewicz, MD, PhD, at the University of California, San Francisco; and

  •
  AMT-130 for the treatment of Huntington's disease, in which we have demonstrated preclinical proof of concept and have initiated IND-enabling studies.

Cardiovascular Disease

  •
  Our preclinical product candidate based on the S100A1 gene, a master regulator of heart function, for the treatment of congestive heart failure and currenly being developed with BMS.

        With our focus on the patients within these three therapeutic categories, we aim to make gene therapy a mainstay of modern medicine by:

  •
  targeting areas in which we believe the modular nature of our approach offers the potential to reduce development risk, cost and time to market by allowing us to advance multiple programs using validated components of our technology and relying on safety and efficacy data from earlier clinical studies;

  •
  sponsoring and acquiring additional early-stage programs in these areas from other biopharmaceutical companies and academic investigators;

  •
  enhancing and accelerating these programs through our modularized research and development platform and our experience in the EU and FDA regulatory environments for gene therapies;

  •
  applying our proprietary, commercial-scale manufacturing process to produce high quality clinical and commercial material for our own and our collaborators' programs; and

  •
  collaborating with pharmaceutical companies with the necessary expertise to enhance our late-stage therapy development and maximize the value of our therapies at the commercialization stage.

        We believe that our technology platform, manufacturing capabilities, broad product pipeline and strategic collaborations place us at the forefront of gene therapy within our chosen therapeutic areas. Our transgene delivery system is based on common, adeno-associated viruses, or AAV, which we believe are safe and effective delivery methods for efficient expression of transgenes. We have the exclusive or non-exclusive rights to natural AAV serotypes for lipoprotein lipase deficiency, or LPLD, liver and CNS applications and the capability to identify and develop synthetic AAV vectors that are designed to optimize the expression of a particular transgene in specific tissue types. We produce our AAV-based vectors in our own facilities with a proprietary, commercial-scale, consistent, manufacturing process using insect cells and baculoviruses, a common family of viruses found in invertebrates. We believe our Lexington, Massachusetts-based facility is one of the world's leading, most versatile, gene therapy manufacturing facilities. We believe this technology platform, combined with our know-how derived from achieving the first regulatory approval of a gene therapy in the European Union, provides us a significant advantage in bringing our gene therapy products to the market ahead of our competitors.

        Our business was founded in 1998 by scientists who were investigating LPLD at the Academic Medical Center of the University of Amsterdam, or the AMC. In our early years we received funding and subsidized rent from the AMC, government grants, income for cGMP contract manufacturing of biologics for third parties, and small amounts of equity financing. In February 2014, we successfully completed our initial public offering.

        As of December 31, 2015, we had cash and cash equivalents of €203.5 million.

        We had a net loss of €71.5 million in 2015 and €37.0 million in 2014. As of December 31, 2015, we had an accumulated deficit of €252.6 million. We anticipate that our expenses will increase substantially in the future as we:

  •
  continue our ongoing Phase I/II clinical trial of AMT-060 for hemophilia B in collaboration with Chiesi and prepare for a pivotal Phase III study;

  •
  take over sponsorship of the Phase I/II clinical study of AMT-110 for Sanfilippo B from Institut Pasteur and prepare for a pivotal Phase III study;

  •
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

  •
  fund the ongoing operations of our manufacturing facility in Lexington, Massachusetts;

  •
  fund expenses in connection with our collaboration with 4D Molecular Therapeutics;

  •
  maintain, expand and protect our intellectual property portfolio, including in-licensing additional intellectual property rights from third parties;

  •
  hire additional personnel, particularly in our manufacturing, research, clinical development, medical affairs, commercial and quality control groups; and

  •
  add operational, financial and management information systems and related finance and compliance personnel; and fund the refurbishment of a new facility in Amsterdam, The Netherlands.

Collaboration and License Agreements

Strategic Collaboration: Bristol Myers Squibb

        In April 2015, we entered into agreements with BMS, which provide BMS exclusive access to our gene therapy technology platform for multiple targets in cardiovascular and other target-specific disease areas. The collaboration includes our proprietary congestive heart failure gene therapy program, which has demonstrated in advanced preclinical models that it can restore the ability to synthesize S100A1, a calcium sensor and master regulator of heart function, and increase survival rates after myocardial infarction. In addition, we will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of cardiovascular and other target-specific disease areas; BMS has to date designated three of such additional targets. We will be responsible for discovery, preclinical development, and Chemistry, Manufacturing and Controls ("CMC"), and will provide BMS our vector technologies and access to our industrial, proprietary insect-cell based manufacturing platform. We will be responsible for CMC portions of regulatory filings, and will co-operate with BMS in the preparation of all regulatory materials and interactions with regulatory authorities. BMS will be responsible for clinical development and all commercial activities across all programs.

Strategic Collaboration: Synpromics Ltd

        In January 2015 we entered into a collaboration and license agreement with Synpromics Ltd. for the discovery and selection of promoters with improved activity. Under this agreement, we have the exclusive rights to five selected promoter sequences for driving gene expression in liver cells using AAV mediated gene therapy. We will collaborate in the selection of the promoters using Synpromics' protected technology to create rationally designed libraries of DNA fragments, which can be used to assemble synthetic promoters with improved activity. We are required to make payments under this collaboration upon achievement of pre-clinical, clinical and regulatory milestones, as well as low single digit royalties.

Strategic Collaboration: Treeway B.V.

        In January 2015 we announced a license and collaboration agreement with Treeway to develop a gene therapy for Amyotrophic Lateral Sclerosis (ALS). Treeway is a biotechnology company that was founded by entrepreneurs Bernard Muller and Robert Jan Stuit, both diagnosed with ALS. Under the terms of the agreement there are no upfront or milestone payments. Treeway is responsible for the development of the therapy and we are entitled to receive payments for manufacturing as well as commercial rights in North and South America and Japan.

Strategic Collaboration: 4D Molecular Therapeutics

        In January 2014, we entered into a collaboration and license agreement with 4D Molecular Therapeutics, or 4D, for the discovery and optimization of next-generation AAV vectors. Under this agreement, we have an exclusive license to 4D's existing and certain future know-how and other intellectual property for the delivery of AAV vectors to CNS or liver cells for the diagnosis, treatment, palliation or prevention of all diseases or medical conditions. Under this collaboration, the 4D team, including Dr. David Schaffer, 4D's co-founder and Professor of Chemical and Biomolecular Engineering at the University of California, Berkeley, has established a laboratory, which we are funding at a cost of approximately $3.0 million in aggregate through 2016, to identify next-generation AAV vectors. We are also required to make payments for pre-clinical, clinical and regulatory milestones under the collaboration as well as to pay single-digit royalties. In addition, we granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense through 2016. To the extent that the collaboration is successful, we may also incur additional third party costs in developing any product candidates and also in preparing, filing and prosecuting additional patent applications.

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

        We will receive payments for the quantities of Glybera we manufacture and supply to Chiesi, payable in part upon order and in part upon delivery of such product quantities. We will bear the cost of goods sold for the Glybera we deliver, including the royalties and related payments to third parties we must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera. We estimate that the amount we will retain, net of cost of goods sold, including such third party royalties and related amounts, will be between 20% and 25% of the revenues from sales of Glybera by Chiesi, varying by country of sale. We believe that the amount that we will retain from net sales of Glybera in the European Union will initially be at the lower end of this range and will increase toward the higher end of that range beginning in 2015, upon the expiration of an in-licensed patent on which we pay royalties. In addition, we are required to pay 20% of the gross amount we receive from Chiesi in respect of Glybera product sales to the Dutch government, in repayment of a technical development loan in the outstanding amount of €6.2 million as of December 31, 2015, until the earlier of repayment in full of such amount and 2019.

Hemophilia B agreement

        Under the Hemophilia B agreement, we granted to Chiesi an exclusive license, for the European Union and specified countries other than the United States, to co-develop and exclusively commercialize AMT-060, a gene therapy product for the treatment of hemophilia B. We received a €15.0 million upfront payment under this agreement. Of this amount, €5.0 million related to the future development of our hemophilia B product candidate and €10.0 million related to the use of our manufacturing capacity for our hemophilia B product candidate. In addition, we will share equally with Chiesi specified development expenses attributable to the hemophilia B program according to a defined development plan and budget, including expenses associated with preclinical and clinical studies as well as development and regulatory milestone payments associated with existing in-license agreements. The development plan and budget are subject to periodic review and updating by the joint development committee to reflect the progress of the development activities. We and Chiesi are currently discussing an updated development plan and budget for our AMT-060 program in light of the current program status.

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

InoCard Acquisition

        In July 2014, we acquired InoCard GmbH (later renamed uniQure GmbH), an early-stage biotechnology company focused on the development of gene therapy approaches for cardiac disease. The company was founded in December 2013 as a spin-off of the University of Heidelberg. The company has developed a novel gene therapy through preclinical proof of concept, for the one-time treatment of congestive heart failure (CHF). InoCard founder Prof. Patrick Most joined uniQure as Managing Director of uniQure in German.

        Under the terms of the agreement, the sellers received an upfront payment of approximately €3,000,000 (half in cash and half in uniQure shares), and are eligible to receive up to a further €14.5 million in success-based milestone payments upon achieving certain clinical and regulatory targets. Upon a successful commercial launch of a developed product, the sellers will further receive a royalty payment of 0.5% of the net product sales. The €14.5 million in milestone amounts is payable, at our sole discretion, in either cash or a variable number of uniQure shares, based on the then current share price.

Financial Operations Overview

Revenues

        We recognize total collaboration revenues associated with development activities that are reimbursable by Chiesi, BMS and Treeway under our respective co-development agreements. We expect to continue to recognize such collaboration revenues going forward, in accordance with our contractual agreements.

        We recognized license revenues reflecting the amortization of the non-refundable upfront payments we received from Chiesi and BMS.

        We recognize product revenues from the delivery of Glybera to our commercialization partner, Chiesi

        The timing of our operating cash flows may vary from the recognition of the related revenues, as we defer the recognition of some upfront payments, including the upfront payments under our Chiesi and BMS agreements, and recognize these as revenue when earned or over a defined period, while we treat other revenue, such as milestone payments or service fees, as earned when received. We expect our revenues to vary from quarter to quarter and year to year, depending upon, among other things, the commercial success of Glybera in the EU and other gene therapy products that may achieve market approval, the number of target candidates designated by BMS and associated research programs initiated, the timing of clinical, regulatory and sales-related milestones that trigger contractual payments from our collaborators, the number of milestones achieved, the cost associated with ongoing, reimbursable development efforts, any new collaboration arrangements we may enter into and the terms we are able to negotiate with our collaborators.

        Because LPLD is an orphan disease and we expect that the number of patients that will be treated with Glybera is relatively small, and because we currently expect that we will receive a one-time payment for a single patient treatment, we anticipate that revenues from Glybera may vary significantly from period to period. Further, because we currently anticipate that LPLD patients will require only a single administration with Glybera, we do not expect to earn recurring revenue from treated patients. We therefore believe that period-to-period comparisons should not be relied upon as indicative of our future revenues.

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

Cost of goods sold

        Cost of goods sold includes raw materials, directly attributable labor costs and directly related charges by third party service providers, and the royalties and other related payments to third parties we must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera. We also include the amortization expense related to those intangible assets predominantly serving commercial purposes.

        We also include in cost of goods sold amounts that we are required to repay to the Dutch government in respect of a technical development loan that we received in the period from 2000 to 2005 to support the early development of Glybera. We expect to pay to the Dutch government 20% of any gross amounts we receive from Chiesi in connection with sales of Glybera, as and when received, until the earlier of such time as the loan is repaid in full or December 31, 2019. In the period ended December 31, 2015, we recorded an amount of € 0.1 million within cost of goods sold.

Research and development expenses

        Research and development expenses consist principally of expenses associated with employees, manufacturing facilities, clinical development, collaborations with third parties, license fees, laboratory consumables and depreciation.

        During the period from 2006, when we received our first significant venture capital equity investment, to December 31, 2015, we incurred an aggregate of €177.2 million in research and development expenses. We allocate our direct research and development expenses to our various programs on the basis of actual external expenses incurred in respect of each program and our allocation of time spent by our research and development team on each program. We do not allocate our overhead expenses to specific development programs. Our research and development expenses mainly relate to the following key programs:

  •
  AMT-060 (hemophilia B). We initiated a Phase I/II clinical trial of AMT-060 for the treatment of hemophilia B in the first quarter of 2015 in collaboration with Chiesi. Under our co-development agreement, we and Chiesi will each bear half of the agreed development costs of this program.

  •
  S100A1 (congestive heart failure).  In the third quarter of 2014, we started to incur costs related to the pre-clinical development of product candidates targeting the S100A1 gene, the rights to which we obtained through our acquisition of InoCard in July 2014. Since May 2015 the program is sponsored by BMS.

  •
  AMT-110 (Sanfillippo B). We have incurred costs related to the development and manufacture of clinical supplies of AMT-110 for the treatment of Sanfillippo B provided to our collaboration partner, Institute Pasteur, for its ongoing Phase I/II clinical trial.

  •
  Hemophilia A and other preclinical research programs.  We incur costs related to the research of multiple preclinical gene therapy product candidates with the potential to treat certain rare and other serious medical conditions, including liver-directed diseases such as hemophilia A, and neurological indications.

  •
  Technology platform development and other related research.  We incur significant research and development costs related to our gene delivery and manufacturing technology platform that are applicable across all of our programs, as well as our other research programs, including intellectual property expenses, depreciation expenses and facility costs. These costs are not allocated to specific projects.

        Our research and development expenses may vary substantially from period to period based on the timing of our research and development activities, including regulatory approvals and enrollment of patients in clinical trials. We expect that our research and development expenses will increase significantly as we increase our staff, progress our clincial programs, advance the research and development of our other product candidates and commence manufacturing at our facility in Lexington, Massachusetts. The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or estimated costs of, or any cash inflows resulting from, the development of any of our product candidates. This is due to numerous risks and uncertainties associated with developing gene therapies, including the uncertainty of:

  •
  the scope, rate of progress and expense of our research and development activities;

  •
  clinical trial and early-stage results;

  •
  the terms and timing of regulatory approvals;

  •
  the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

  •
  our ability to agree ongoing development budgets with collaborators who share the costs of our development programs; and

  •
  our and our collaborators' ability to market, commercialize and achieve market acceptance for Glybera or any other product candidate that we may develop in the future.

        A change in the outcome of any of these variables with respect to our product candidates that we may develop could mean a significant change in the expenses and timing associated with the development of such product candidate.

        We have incurred significant expenses in the development of Glybera. We have capitalized development expenses of Glybera since the first quarter 2013, following the receipt of marketing approval and after securing sufficient financing. We capitalized a total €9.3 million of such expenses up to the first commercial sale of Glybera in September 2015. During the third quarter of 2015, Chiesi disclosed to us certain reimbursement-related developments that are expected to have an adverse impact on the future cash flows generated by the commercialization of Glybera. As such, we assessed the recoverable amount of the capitalized expenses and certain other related intangible assets and recorded a €11.6 million impairment loss in the third quarter or 2015.

        In addition, in connection with our collaboration and license agreement with 4D Molecular Therapeutics, starting February 2014 we incur expenses to fund joint research efforts with 4D. Further, we granted options to purchase an aggregate of 609,744 of our ordinary shares to the owners of 4D who provide services to us in connection with that agreement. The fair value of these options will vest over a three-year future service period through 2016, and will have a significant impact on our expenses recognized. Finally, to the extent certain pre-clinical, clinical and regulatory milestones are met, we will make milestone payments to 4D.

Selling, general and administrative expenses

        Our selling, general and administrative expenses have consisted to date principally of employee, office, consultancy, legal and other professional and administrative expenses. We expect that our selling, general and administrative expenses will increase significantly in the future as our business expands and we will add further personnel and infrastructure. We also incur expenses associated with operating as a public company, including expenses for personnel, legal, accounting and audit fees, directors' and officers' liability insurance premiums and expenses related to investor relations.

Impairment loss

        The impairment loss in 2015 relates to the write-off of capitalized development costs and certain other intangible assets related to Glybera.

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

        We entered into various financing arrangements with our investors, including convertible notes issued in 2009 converted into ordinary shares in April 2012, and further convertible notes issued in 2012 and 2013, which were converted into ordinary shares in July 2013. Each of the convertible notes consisted of a debt element and an embedded financial derivative element. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently measured at fair value through profit and loss. The resulting gain is recognized in the Consolidated Statement of Comprehensive Loss and accounted for as finance income.

Finance expense

        Finance expenses in 2014 and 2015 consisted primarily of interest due on our Hercules venture debt loan as well as foreign exchange losses on this facility. Finance expenses in 2013 additionally included losses on the fair value measurements of our derivative instruments.

Corporate income taxes

        Corporate income taxes in 2015 relate to the release of a deferred tax liability following a transfer of intangible assets from our German subsidiary to our Dutch subsidiary.

Results of Operations

Comparison of the twelve months ended December 31, 2013, 2014 and 2015

	Twelve Months Ended December 31,
	2013	2014	2015	Change 2013 to 14	Change 2014 to 15
	(€ in thousands)%				%
License revenues	440	883	2,854	101%	223%
Collaboration revenues	2,503	3,802	6,271	52%	65%
Product sales	—	—	300

Total revenues	2,943	4,685	9,425	59%	101%

Cost of goods sold	(800)	—	(584)	—	—
Other income	585	773	708	32%	–8%
Research and development expenses	(13,182)	(33,932)	(46,781)	157%	38%
Selling, general and administrative expenses	(11,628)	(11,167)	(19,317)	–4%	73%
Impairment of intangible assets	—	—	(11,640)	—	—
Other gains / losses, net	(453)	5,807	(248)	–1382%	–104%

Total operating costs	(25,478)	(38,519)	(77,862)	51%	102%

Operating result	(22,535)	(33,834)	(68,437)	50%	102%

Finance income	102	254	549	149%	116%
Finance expense	(4,387)	(3,460)	(4,023)	–21%	16%

Result before corporate income tax	(26,820)	(37,040)	(71,911)	38%	94%

Corporate income tax	—	—	431

Net loss	(26,820)	(37,040)	(71,480)	38%	93%

Revenues

        License revenues increased from €0.4 million in 2013 by 101% to €0.9 million in 2014 and by 223% to €2.9 million in 2015. License revenues in 2013 and 2014 reflect license payments received from Chiesi in July 2013. The increase in 2015 reflects the amortization of the upfront payment received from BMS in May and August 2015.

        Collaboration revenues increased from €2.5 million in 2013 by 52% to €3.8 million in 2014 and by 65% to €6.3 million in 2015. In 2013 we generated €2.5 million in collaboration revenue from reimbursement of expenses incurred in connection with our hemophilia B program with Chiesi, which we entered into in July 2013. In addition we have generated such revenue from the BMS-sponsored research related to the S100A1 program since May 2015.

        In September 2015 we received the first revenue of €0.3 million from a commercial sale of Glybera to our distribution partner, Chiesi.

Cost of goods sold

        Cost of goods sold reduced from €0.8 million in 2013 to €0.0 million in 2014 and increased to €0.6 million in 2015. Cost of goods sold include cost of raw materials, directly attributable labor costs and directly related charges by third party service providers, and the royalties and other related payments to third parties we must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera. In addition Cost of goods sold in 2015 include amortization of intangible assets as well as amounts related to the repayment of government grants.

        In 2013 our Cost of goods sold resulted from a €0.8 million a repayment of a technical development loan to the Dutch government. This repayment was triggered by the €2.0 million upfront payment for our Glybera program that we collected from Chiesi in the second quarter of 2013.

Other Income

        Other income increased from €0.6 million in 2013 by 32% to €0.8 million in 2014 and decreased by 8% to €0.7 million in 2015. The changes related to fluctuations in employee-related government grants received.

Research and Development Expenses

        Research and development expenses increased from €13.2 million in 2013 by 157% to €33.9 million in 2014 and by 38% to €46.8 million in 2015:

  •
  We incurred €0.6 million in 2013 compared to €6.9 million in 2014 and €18.4 million in 2015 of operating expenditures for the build out and certification of our Lexington plant;

  •
  We initiated our Phase I/II clinical study of AMT-060 in hemophilia in 2014;

  •
  We incurred of €6.3 million in 2014 and €1.3 million in 2015 in share-based payments expenses related to our collaboration with 4D Molecular Therapeutics, which started in January 2014;

  •
  We intensified our research on S100A1 following our cooperation with BMS in May 2015.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses decreased from €11.6 million in 2013 by 4% to €11.2 million in 2014 and increased by 73% to €19.3 million in 2015.

        In 2015 we incurred significantly higher expenditures related to professional fees for business development and other corporate legal matters as well as for increasing our administrative resources. In 2014 we incurred significantly lower cost than in 2013 for the preparation of our January 2014 IPO.

Impairment loss

        In the third quarter of 2015 we recorded an €11.6 million impairment loss after our distribution partner Chiesi disclosed certain reimbursement-related developments that are expected to have an adverse impact on the future cash flows generated by the commercialization of Glybera. The impairment loss was recored in relation to capitalized development cost and certain other related intangible assets.

Other losses—net

        Other gains / losses was a loss of €0.5 million in 2013 and a gain of €5.8 million in 2014 and a loss of €0.2 million in 2015.

        The loss in 2014 predominantly relates to unrealized foreign exchange losses on U.S. Dollar bank accounts of group companies with the euro as their functional currency. We have not established any formal practice to manage the foreign exchange risk against our functional currency.

Finance income

        Finance income increased from €0.1 million in 2013 by 149% to €0.3 million in 2014 and increased by 116% to €0.5 million in 2015. This reflects the increased interest income associated with increasing average cash balance through the years.

Finance expense

        Finance expense decreased from €4.4 million in 2013 by 21% to €3.5 million in 2014 and increased by 16% to €4.0 million in 2015. Finance expense for 2014 includes €1.6 million and in 2015 €2.1 million in interest expense under our Hercules loan facility. In 2014 we incurred foreign exchange losses €1.9 million and €1.9 million in 2015 in relation to this U.S. Dollar denominated facility. In 2013 we recorded a €3.5 million loss on revaluation of embedded derivatives upon the conversion of a convertible loan together with interest expenses on the Hercules facility.

Corporate income taxes

        During 2015 we transferred intangible assets to a Dutch group entity. Given their history of losses the Dutch entities do not recognize deferred tax assets. Following the transfer we released the deferred tax liability related to the transferred intangible assets to profit and loss.

Liquidity and Capital Resources

        In our early years we received funding and subsidized rent from the AMC, government grants, income for cGMP contract manufacturing of biologics for third parties, and small amounts of equity financing. From our first institutional venture capital financing in 2006 through December 2015, we funded our operations primarily through private and public placements of equity securities, and convertible and other debt securities, in the aggregate amount of €343.4 million ($414.5 million). During this same period, we also received total other income, consisting principally of government grants and subsidies, of €6.7 million, and total nonrefundable collaboration funding of €75.7 million, and $20.0 million (€14.7 million) in venture debt financing.

        In February 2014, we completed our IPO, placing 5,400,000 shares at $17 per share, raising total gross proceeds of $91.8 million (€67.3 million) and net proceeds of $85.4 million (€62.6 million) after commissions but before expenses

        In April 2015, we entered into collaboration agreements with BMS, the financial terms of which consist of:

  •
  an upfront payment of $50.0 million made at the closing of the transaction on May 21, 2015;

  •
  a $15.0 million payment made in July 2015, following the selection of three new collaboration targets;

  •
  an initial equity investment of $37.6 million for the purchase of 1,112,319 ordinary shares, representing 4.9% of our outstanding shares following such issuance, made in June 2015 at a price of $33.84 per share;

  •
  a second equity investment of $37.9 million for the purchase of an additional 1,275,789 ordinary shares, representing 5.0% of our outstanding shares following such issuance, made in August 2015 at a price of $29.67 per share;

  •
  two warrants to acquire up to an additional 10% equity interest in the aggregate, at a premium to market, based on additional targets being introduced into the collaboration;

  •
  research, development and regulatory milestone payments, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration;

  •
  reimbursement for all research costs associated with the collaboration; and

  •
  net sales-based milestone payments and tiered single to double-digit royalties on product sales.

        In April 2015, we closed of our follow-on public offering of 3,000,000 ordinary shares at price to the public of $29.50 per ordinary share. After deducting underwriting discounts but before share issuance expenses, the net proceeds of the follow-on public offering were $83.2 million (€78.5 million).

        We had a net loss of €71.4 million in 2015, €37.0 million in 2014 and €26.8 million in 2013. As of December 31, 2015, we had an accumulated deficit of €252.6 million.

Cash flows

        Our cash and cash equivalents as of December 31, 2015 were €203.5 million. The table below summarizes our consolidated cash flow data for the 12 month periods ended December 31, 2013, 2014 and 2015:

	Twelve Months Ended December 31,
	2013	2014	2015
	(€ in thousands)
Cash (used in) / generated by operating activtities	(4,136)	(25,425)	17,174
Cash used in investing activities	(5,971)	(20,451)	(8,520)
Cash generated by financing activities	33,642	69,457	137,562

Net Cash (used in)/generated by operating activities

        In 2013 we used €4.2 million cash in our operating activites compared to €25.4 million in 2014 and a generation of €17.2 million in 2015.

        In 2015 we collected of €65.4 million in upfront payments from BMS compared to no collection in 2014 and €17.0 million collected from Chiesi in 2013. Excluding these upront payments we used €21.2 million in 2013, €25.4 million in 2014 and €48.2 million in our operating activities in 2015.

Cash used in investing activities

        In 2013 we used €6.0 million cash in our investing activites compared to €20.5 million in 2014 and €8.5 million in 2015, a 58.5% decrease.

        In 2013 we invested €3.1 million, in 2014 €3.1 million and in 2015 €2.5 million in the development of Glybera.

        In 2013 we invested €1.3 million, in 2014 €14.4 million and in 2015 €3.2 million in the continued build-out of our manufacturing facility in Lexington, Massachusetts.

Net cash generated from financing activities

        In 2013 we generated €33.6 million cash from our financing activites compared to €69.5 million in 2014 and €137.6 million in 2015.

        In January 2014 we generated €62.4 million in our initial public offering and in 2015 we raised €77.7 million in our April follow-on public offering.

        In 2013 we received €14.3 million in equity financing from our partner Chiesi and in 2015 we received €58.5 million in cash by issuing shares to our cooperation partner BMS in June and August.

        In 2013 we raised €12.0 million from converting loans. We weere able to raise €7.5 million in 2013 and €7.2 million in 2014 through our Hercules loan facility.

Cash and Funding Sources

        The table below summarizes our sources of financing for the 12 months ended December 31, 2013, 2014 and 2015.

	Equity(1)	Convertible notes	Other debt	Total
	(€ in thousands)
2015	137,730	—		137,730
2014	62,429	—	7,184	69,613
2013	14,294	11,999	7,492	33,785

	214,453	11,999	14,676	241,128

(1)
Excludes shares issued upon conversion of convertible notes

        Our sources of financing in the 12 months ended December 31, 2015 were:

  •
  the issuance and sale of of 3,000,000 ordinary shares at follow public offering price of $29.50 per share, with net proceeds of €77.9 million, after commissions and expenses;

  •
  the issuance and sale of a total of 2,388,108 shares to our partner BMS, with net proceeds of €58.5 million; and

  •
  the issuance and sale of 847,642 ordinary shares as part of our options plans, with net proceeds of €2.6 million.

Our sources of financing in the 12 months ended December 31, 2014 were:

  •
  the issuance and sale of 5,400,000 ordinary shares at an initial public offering price of $17.00 per share, with net proceeds of €62.0 million, after commissions and expenses; and

  •
  an additional venture loan in the principal amount of $10.0 million from Hercules.

        Sources of financing for the 12 month period ended December, 31 2013 were the issuance and sales of our convertible notes, the initial venture debt loan with Hercules, the issuance and sale of ordinary shares to Chiesi, and the issuance and sale of shares to employees and existing shareholders.

        As of December 31, 2015, we had debt of €18.6 million (2014: €16.4 million), which consisted solely of amounts outstanding under the Hercules facility.

Funding Requirements

        We believe our cash and cash equivalents as of December 31, 2015 will enable us to fund our operating expenses, including our debt repayment obligations as they become due, and capital expenditure requirements, for at least the next 12 months. Our future capital requirements will depend on many factors, including:

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

  •
  the progress and results of our current and planned clinical trials, including for AMT-060 for hemophilia B, for Sanfilipo B and for Glybera, as well as those of our collaborators;

  •
  the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for our additional product candidates;

  •
  the number and development requirements of other product candidates that we pursue;

  •
  the cost, timing and outcome of regulatory review of our product candidates;

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

  •
  the repayments of the principal amount of our venture debt loan with Hercules which contractually will start in April 2016 and will run through June 2018;

  •
  the extent to which we acquire or in-license other products or technologies; and

  •
  the costs associated with maintaining quality compliance and optimizing our manufacturing processes, including the operating costs associated with our Lexington, Massachusetts manufacturing facility.

        We have no committed sources of additional financing, other than our collaboration agreements with Chiesi and BMS. Until such time, if ever, as we can generate substantial product revenues from sales of Glybera by Chiesi or otherwise, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution and licensing arrangements. We are subject to covenants under the Hercules loan greement, and may become subject to covenants under any future indebtedness that could limit our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, which could adversely impact our ability to conduct our business. In addition, our pledge of assets as collateral to secure our obligations under the Hercules loan agreement may limit our ability to obtain debt financing. To the extent we need to finance our cash needs through equity offerings or debt financings, such financing may be subject to unfavorable terms including without limitation, the negotiation and execution of definitive documentation, as well as credit and debt market conditions, and we may not be able to obtain such financing on terms acceptable to us or at all. If financing is not available when needed, including through debt or equity financings, or is available only on unfavorable terms, we may be unable to meet our cash needs. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, which could have a material adverse effect on our business, financial conditions, results of operations and cash flows.

        No assurances can be given that the company's actions as described above will ultimately be successful in meeting its funding needs. Please refer to the Risk Factors section, and in particular the Risk Factor entitled: "We will likely need to raise additional funding, which may not be available on acceptable terms, or not at all. Failure to obtain capital when needed may force us to delay, limit or terminate our product development efforts or other operations which could have a material adverse effect on our business, financial conditions, results of operations and cash flows" for further information.

Capital Expenditures

        The following table sets forth our capital expenditures for the 12 months ended December 31, 2013, 2014 and 2015:

	Twelve Months Ended December 31,
	2013	2014	2015
	(€ in thousands)
Investments in property, plant and equipment	(1,336)	(15,769)	(5,671)
Investments in intangible assets	(4,652)	(3,367)	(2,940)
Acquisition of Innocard business	—	(1,463)	—

Total	(5,988)	(20,599)	(8,611)

        In the third quarter of 2014, we completed the build-out, started in 2013, of a leased manufacturing facility in Lexington, Massachusetts of approximately 53,000 square feet. The total construction costs amount to approximately $16.8 million (€13.8 million), of which the landlord has paid $7.3 million (€6.0 million) in landlord improvements. We invested an additional $8.6 million (€7.9 million) in equipment for the facility. In addition, we provided a landlord deposit of $1.2 million (€1.0 million) in 2013. During 2015 we invested approximately €2.0 million to upgrade our laboratories at our Amsterdam site.

        The investments in intangible assets relate to the capitalization of licenses and the ongoing capitalization of Glybera-related development costs.

Contractual Obligations and Commitments

        The table below sets forth our contractual obligations and commercial commitments as of December 31, 2015 that are expected to have an impact on liquidity and cash flows in future periods.

	Payments due by period
(€ in thousands)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	More than 5 years	Total
Debt obligations(1)	7,062	8,360	6,528	—	21,950
Operating lease obligations	2,882	2,348	5,715	6,335	17,280
Finance lease obligations	134	—	—	—	134
Total	10,078	10,708	12,243	6,335	39,364

(1)
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

  •
  Obligations to the sellers of uniQure GmbH. These milestone obligations can be settled in either cash or ordinary shares.

  •
  Over the period from October 1, 2000 through May 31, 2005, we received a grant called a "Technisch ontwikkelingskrediet," or technical development loan, from the Dutch government. We received grants totaling €3.6 million during the grant period. The grant amount bears interest of 5.7% per year and includes a repayment clause in the event we generate revenues from Glybera, during the period from January 1, 2008 through December 31, 2019, based upon a percentage of revenues which are derived from the sale of Glybera, if any. If future amounts received are not sufficient to repay the grant on or prior to December 31, 2019, or if there are no revenues generated from Glybera, the remaining balance will be forgiven. The amount of this contingent commitment as of December 31, 2015 totaled €6.1 million, comprising the original grant together with accrued interest, less an initial repayment made in the third quarter of 2013. We have recorded a liability of €60k to repay amounts in respect of this contingent commitment for revenues related to the sale of Glybera.

Hercules Loan and Security Agreements

        We are party to a Loan and Security Agreement entered into with Hercules on June 13, 2013. Under the Hercules Agreement, we borrowed $10.0 million (€7.4 million) from Hercules, bearing interest at a variable rate of the greater of 11.85% or an amount equal to 11.85% plus the prime rate of interest minus 3.25%.

        In June 2014, we entered into an amended and restated agreement which increased the aggregate amount that we may borrow up to $20.0 million (€14.6 million), net of expenses for facility charges of 1.00% plus expenses related to legal counsel. The additional amount of $10.0 million (€7,344,000) was received net of expenses of $218,000 (€160,000). This resulted in a total cash inflow of $9,782,000 (€7,184,000).

        The new loan commitment is $20.0 million with an interest rate of 10.25% which matures over a period of 48 months. Also included are two back-end fees of $345,000 and $250,000, due October 2016 and June 2018 respectively. The interest-only period is 21 months. We are required to repay the loan in monthly principal installments from April 2016 through June 2018. As the terms of the amended loan agreement changed significantly compared to the original loan agreement (maturity date, interest rate, payback schedule), we fully amortized the unamortized transaction costs at issue, which is required under IAS39, resulting in an extra amortization charge through profit and loss in 2014 of $193,000 (€141,000).

        The agreement also provides for payment of a maturity charge, the amount of which was reduced in exchange for the issuance to Hercules, in September 2013, of 37,174 warrants, at an exercise price of $13.45per share. The warrant included in the Loan and Security Agreement is not closely related to the host contract and therefore has been split and accounted-for separately as a financial derivative measured at fair value though profit or loss. The fair value of this derivative as of December 31, 2015 was €238,000 compared to €207,000 on December 31, 2014.

        The borrowings under the Loan and Security Agreement were classified according to the repayment schedule as either current (€5.1 million) or non-current of €13.4 million, net of expenses, as of December 31, 2015. For the 12-month period ended December 31, 2015, we recorded €2.1 million as finance expenses in relation to the Hercules agreement, compared to €1.6 million for the same period in 2014 and €0.5 million in 2013.

        The exchange loss on the borrowings under the Hercules agreement amounts to €1.9 million (2014: €1.8 million).

        We have pledged substantially all of our assets as collateral to the Hercules loan, by means of a first ranking right of pledge. The Hercules agreement contains covenants that restrict our ability to, among other things, incur future indebtedness and obtain additional financing, to make investments in securities or in other companies, to transfer our assets, to perform certain corporate changes, to make loans to employees, officers and directors, and to make dividend payments and other distributions. Further, we are required to keep a minimum cash balance deposited in bank accounts in the United States, equivalent to the lesser of the outstanding balance of principal due and 50% of our worldwide cash reserves. This restriction on the cash reserves only relates to the location of the cash reserves, but all cash reserves are at our free disposal. The Hercules agreement contains default provisions that include the occurrence of a material adverse effect, as defined therein, which would entitle Hercules to declare all principal, interest and other amounts owed by us immediately due and payable. As of December 31, 2015, we were in compliance with these covenants in all material respects.

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

Market Risk

        We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar. Our Dutch entities hold significant amounts of cash and cash equivalents in US dollar and borrowed US dollar from Hercules. We realize foreign exchange results related to changes between US dollar and EUR on these amount in profit and loss. Our investment into the Lexington facility and the operations are carried out in US dollar. Variations in exchange rates will impact other comprehensive income

        At December 31, 2015, if the Euro had weakened 10 percent against the US dollar with all other variables held constant, post-tax profit for the year would have been €5.0 million higher (2014: €3.4 million), and other comprehensive income would have been €1.6 million higher (2014: €1.1 million). We have not established any formal practice to manage the foreign exchange risk against our functional currency.

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

        In June 2014, we entered into an amended and restated loan agreement with Hercules, which replaces the original loan agreement. Pursuant to the amended and restated agreement, the total loan commitment is now $20,000,000 with an interest rate of 10.25% which matures over a period of 48 months and two back-end fees of $345,000 and $250,000 respectively payable in October 2016 and June 2018. The interest-only period is 21 months.

        At December 31, 2015 if interest rates on borrowings had been 1.0% higher/lower with all other variables held constant, pre-tax results for the year would have been €180,000 (2014: €114,000) lower/higher as a result of changes in the fair value of the borrowings. The effect of a change in interest rates of 1.0% on borrowings would have had an insignificant effect on pretax results for the year as a result of changes in the fair value of the venture debt facility.

Credit Risk

        Credit risk is managed on entity basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to wholesale customers, including outstanding receivables and committed transactions. We currently have no wholesale debtors other than Chiesi.

        Our cash and cash equivalents are invested primarily in savings and deposit accounts with original maturities of three months or less. Savings and deposit accounts generate a small amount of interest income.

Liquidity Risk

        We believe that our existing cash and cash equivalents enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months.

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

  Revenue recognition

        We currently generate almost our entire revenues from license and collaboration agreements.

Chiesi agreements

        During 2013, we received upfront payments in connection with our Glybera commercialization agreement and hemophilia B co-development agreement, each with Chiesi. Revenues from such non-refundable, up-front payments are initially reported as deferred revenues on the consolidated statement of financial position and are recognized in revenues on the consolidated statement of comprehensive loss as earned over the period of the development, commercialization, collaboration or manufacturing obligation.

        We also generate revenues from collaborative research and development arrangements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as up-front, milestone and similar payments, which require significant analysis by management in order to determine the appropriate method of revenue recognition.

        Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated collaboration period. Such analysis requires considerable estimates and judgments to be made by management, including the relative fair values of the various elements included in such agreements and the estimated length of the respective performance periods.

BMS collaboration agreement

        We evaluated the collaboration agreement with BMS and determined that it is a revenue arrangement with multiple components, or performance obligations. Our substantive performance obligations under the collaboration agreement include an exclusive license to our technology in the field of cardiovascular disease, research and development services.

        We analyzed the BMS agreements in order to determine whether the components can be separated and reliably measured, or whether all the deliverables must be accounted for as a single unit of accounting. We concluded that the license does not have value that can be reliably measured on a stand-alone basis and therefore does not represent a separate unit of accounting. Facts that were considered included the development of the lead S100A1 product candidate, noting that because S100A1 has not entered clinical studies nor has the gene therapy been fully developed and tested, the license has little or no value to BMS without the ensuing research, development and manufacturing activities using our proprietary technology platform. Likewise, we believe BMS could not sell the license to another party without our agreement to provide the research and development services for the other party. As such, we concluded that the multiple elements associated with the BMS collaboration agreement represented one unit of accounting.

        When entering into the agreement with BMS we simultaneously agreed upfront cash payments to be received from BMS and stock to be purchased by BMS. We evaluated the stock purchase agreement and the collaboration agreement as one arrangement and determined that the difference between the additional net proceeds and the fair value of the shares should be part of the total consideration.

        Additionally, BMS was granted two warrants, providing BMS the right to purchase an aggregate additional 10% equity ownership immediately after the exercise of such warrants. We determined that BMS' rights to acquire equity in the future are financial instruments, the fair market value of which will reduce the amount of deferred revenue to be recognized on our Consolidated Statement of Financial Position.

Research and Development Expenses

        We recognize research expenses as incurred. We recognize expenses incurred on clinical development as intangible assets as of the date that it can be established that it is probable that future economic benefits that are attributable to the asset will flow to us, considering the development projects' commercial and technological feasibility, generally when we receive regulatory approval for commercial sale, and when expenses can be measured reliably. Glybera-related raw materials that cannot be used for commercial purposes are expensed; Glybera-related materials, including raw materials, work-in-progress and finished goods, that are expected to be used for commercial purposes are recorded as inventory on the statement of financial position and are not accounted for within research and development expenses.

        As of each reporting date, we estimate the level of service performed by our vendors or other counterparties and the associated costs incurred for the services performed. As part of the process of preparing our financial statements we are required to estimate our accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on our behalf, estimating the level of service performed and the associated costs incurred for the service when it has not yet been invoiced or we have not otherwise been notified of the actual costs. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses are related to fees paid to clinical research organizations, or CROs, in connection with research and development activities for which we have not yet been invoiced. We base our expenses related to CROs on our estimates of the services received and efforts expended pursuant to quotes and contracts with CROs that conduct research and development on our behalf.

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

        We have a history of tax losses and therefore recognize deferred tax assets arising from unused tax losses or tax credits only to the extent that the relevant consolidated entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized by the consolidated entities. Management believes that sufficient convincing other evidence is not currently available and therefore we have not recorded a deferred tax asset in the financial statements contained in this annual report. Tax losses in the Netherlands may be carried forward for nine years.

Impairments of assets

        Assets that are subject to depreciation / amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For assets that are not subject to amortization weannually perform an impairment review based on the fair value less cost of disposal method. For the purpose of assessing impairment we groups assets at the lowest levels for which there are separately identifiable cash flows (cash-generating units). As at December 31, 2015, management reviewed the carrying amount of these assets and determined that no adjustments to carrying values were required other than the impairment we recorded in relation to the Glybera cash generating unit in September 2015.

        Since entering into a collaboration agreement with BMS in May 2015 we are now actively engaged into multiple research and development programs. We continue to use all material assets in the development of gene therapy products in general. However, certain intangible assets are dedicate to our sole commercial product Glybera. Following Glybera's commercialization in September 2015, these assets form a separate cash-generating unit ("CGU"). During the 12 month period ended December 31, 2015 we recorded an €11.6 million impairment loss for the assets included in this CGU. In determining the CGU's value in use management made various assumptions regarding the market size, revenues and gross margin from anticipated sales of Glybera.

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

        We have determined that the contingent consideration arising from the uniQure GmbH acquisition is classified as level 3 in the fair value measurement hierarchy and that warrants after our IPO in February 2014 are to be classified as a level 2, as our shares are currently publicly traded on NASDAQ and the valuation of the warrants is derived from the quoted share price. Please refer to note 4 to our consolidated financial statements contained in this annual report for the sensitivity analysis relating to the fair value of the warrants and contingent consideration.

Share-based compensation

        We issue share-based compensation awards, in the form of options to purchase ordinary shares, to certain of our employees, management board members, supervisory board members and consultants. We measure share based compensation expense related to these awards by reference to the estimated fair value of the award at the date of grant. The total amount of the awards is expensed over the estimated vesting period. Up to January 2015 we used the Black-Scholes option pricing model to determine the fair value of option awards, which requires the input of various assumptions that require management to apply judgment and make assumptions and estimates, including:

  •
  the expected life of the option award, which we used to estimated based on a weighted average expected option life for the entire participant group;

  •
  the expected volatility of the underlying ordinary shares, which we estimate based on the historical volatility of a peer group of comparable publicly traded companies with product candidates in similar stages of development; and

  •
  historically, the fair value of our ordinary shares determined on the date of grant.

        Since February 2015 we use a Hull & White option model. The model captures early exercises by assuming that the likelihood of exercises will increase when the stock-price reaches defined multiples of the strike price. This analysis is included for the full contractual term.

        At each reporting date, we revise our estimates of the number of options that are expected to become exercisable. We recognize the impact of the revision of original estimates, if any, in the statement of comprehensive income and a corresponding adjustment to equity. We expect all vested options to be exercised over the remainder of their contractual life. We consider the expected life of the options to be in line with the average remaining term of the options post vesting.

        We account for share options as an expense in the statement of comprehensive loss over the estimated vesting period, with a corresponding contribution to equity. See Note 13 to our audited consolidated financial statements included elsewhere in this annual report for a discussion of the total expense recognized in the statement of comprehensive loss for share options granted to employees, supervisory board members and consultants.

        The following table summarizes, by grant date, the number of ordinary shares underlying share options granted from January 1, 2013 through December 31, 2015, as well as the associated per share exercise price, the estimated fair value per ordinary share on the grant date, the retrospective estimated fair value per share on the grant date, and the estimated fair value per option as of the grant date:

GRANT DATE	Number Of Shares Underlying Options Granted	Exercise Price Per Ordinary Share	Estimated Fair Value Per Ordinary Share		Retrospetctive Fair Valuer per ordinary share as of grant date(1)	Estimated Fair Value Per Option As Of Grant Date
January 1, 2013	112,000	€5.00	€5.00		€5.45	€3.40
March 26, 2013	14,065	€5.00	€5.00		€7.65	€5.30
June 5/6, 2013	28,000	€10.10	€10.10		€12.60	€8.15
September 1, 2013	140,652	€10.10	€13.30		N/A	€8.85
October 1, 2013	6,751	€3.07	€13.40		N/A	€12.35
January 17, 2014	609,744	€0.05	€12.60	(2)	N/A	€12.55
May 27, 2014(3)	926,000	$9.35	$8.66	(4)	N/A	$5.24
October 15 2014(3)	189,000	$9.63	$9.63	(4)	N/A	$5.93
January 2, 2015	100,000	$14.71	$14.71		N/A	$8.53
January 15, 2015	110,500	$20.75	$19.81		N/A	$11.29
April 15, 2015	39,750	$26.38	$27.85		N/A	$15.85
July 15, 2015	14,250	$27.96	$27.96		N/A	$15.85
August 25, 2015	100,000	$23.60	$23.60		N/A	$13.36
August 25, 2015	115,000	$23.60	$23.60		N/A	$13.36
September 1, 2015	18,000	$26.41	$26.41		N/A	$14.96
October 15, 2015	69,000	$20.16	$20.16		N/A	$11.73
December 18, 2015	800,000	$16.00	$16.00		N/A	$9.31

(1)
The fair value of our ordinary shares at the grant date was adjusted in connection with our retrospective fair value assessment for financial reporting purposes, as described below.

(2)
The Euro equivalent of the initial public offering price on February 10, 2014.

(3)
The 2014 option grants after the IPO are all denominated in USD.

(4)
For the 2014 option grants after the IPO the NASDAQ close on day of grant is presented.

        As of December 31, 2015 a total of 3,678,606 options were outstanding under (with exercise prices both in U.S. dollars and euros and ranging from €0.05 - €10.10 and $9.35 - $27.96), of which 1,391,426 had vested. 800,000 options granted to our chief executive officer upon appointment in December 2015 and 100,000 options granted to our chief financial officer in August 2015 are subject to shareholder approval. As of December 31, 2015, the unrecognized expense related to the options which have been granted and remained outstanding was $21.6 million.

Recent Accounting Pronouncements

        There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2015 that had or are expected to have a material impact on our financial position.

        A number of new standards and amendments to standards and interpretations (e.g IFRS9, IFRS15 and IFRS 16) are effective for annual periods beginning after January 1, 2016 and have not been applied in preparing these consolidated financial statements.

        We are yet to assess the full impact of the above standards but none of these are expected to have a material effect on our consolidated financial statements.

        Please refer to note 2 to our consolidated financial statements contained in this annual report for further details.

C.    Research and Development Expenses, Patents and Licenses, etc.

        See "Information on the Company—Business Overview—Intellectual Property" and "Operating and Financial Review and Prospects."

D.    Trend Information

        See "Operating and Financial Review and Prospects."

E.    Off-Balance Sheet Arrangements

        As of the date hereof, and during the periods presented herein, we did not have any off-balance sheet arrangements.

F.     Tabular Disclosure of Contractual Obligations

        See "Operating and Financial Review and Prospects."

G.    Safe harbor

        See "Forward-Looking Statements".

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        We have a two-tier board structure consisting of our management board (raad van bestuur) and a separate supervisory board (raad van commissarissen). Below is a summary of relevant information concerning our supervisory board, management board and senior management:

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

        Our supervisory board is currently composed of the following members, all of whom are independent under applicable NASDAQ standards, other than Mr. Astley-Sparke and Dr. Schaffer:

Name	Age	Position	Member Since	Term Expires
Ferdinand Verdonck, Chairman	73	Member of the Supervisory Board (Chairman)	2012	2017
Philip Astley-Sparke	44	Member of the Supervisory Board	2015	2018
Joseph M. Feczko	66	Member of the Supervisory Board	2012	2016
Will Lewis	47	Member of the Supervisory Board	2014	2017
David Schaffer	45	Member of the Supervisory Board	2014	2016
Paula Soteropoulos	48	Member of the Supervisory Board	2013	2017
Sander van Deventer	61	Member of the Supervisory Board	2012	2016

        Ferdinand Verdonck has served as our chairman since July 2012 and served as chairman of the AMT supervisory board from April 2007 until July 2012. He is a director on the boards of Affimed, Laco Information Services and Virtus Funds. From 1992 to 2003, he was the managing director of Almanij NV, a financial services company which has since merged with KBC, and his responsibilities included company strategy, financial control, supervision of executive management and corporate governance, including board participation in publicly-traded and privately-held companies in many countries. Until recently he was a director on the boards of J.P. Morgan European Investment Trust and Groupe SNEF, and he served as a member of the board of directors and chairman of the audit committee of two biotechnology companies in Belgium, Movetis and Galapagos. He has previously served as chairman of Banco Urquijo, a director of Dictaphone Corporation and a director of the Dutch Chamber of Commerce for Belgium and Luxembourg, member of the General Council and chairman of the audit committee of the Vlerick Leuven Ghent Management School. Mr. Verdonck holds a law degree from KU Leuven and degrees in economics from KU Leuven and the University of Chicago. We believe that Mr. Verdonck is qualified to serve on our supervisory board due to his expertise in the financial services and manufacturing industries and his service on the boards of directors of other companies.

        Philip Astley-Sparke has served as a member of our supervisory board since June 2015. He was previously president of uniQure Inc. from January 2012 until February 2014 and was responsible for building uniQure's US infrastructure. Mr Astley-Sparke is currently Executive Chairman and co-founder of Replimune Limited, a Company developing second-generation oncolytic vaccines. Mr. Astley-Sparke served as vice president and general manager at Amgen, Inc., a biopharmaceutical company, until December 2011, following Amgen's acquisition of BioVex Group, Inc., a biotechnology company, in March 2011. Mr. Astley-Sparke had been President and Chief Executive Officer of BioVex Group, which developed the first oncolytic vaccine to be approved in the western world following the approval of Imlygic in 2015. He oversaw the company's relocation to the U.S from the UK in 2005. Prior to BioVex, Mr. Astley-Sparke was a healthcare investment banker at Chase H&Q/Robert Fleming and qualified as a Chartered Accountant with Arthur Andersen in London. Mr Astley-Sparke has been a venture partner at Forbion Capital Partners, a venture capital fund, since May 2012 and serves as Chairman of the Board of Oxyrane, a biotechnology company.

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

        David Schaffer has served as a member of our supervisory board since January 2014. Dr. Schaffer is Professor of Chemical and Biomolecular Engineering, Bioengineering, and Neuroscience at University of California Berkeley, a position he has held since 2007, as well as Director of the Berkeley Stem Cell Center since 2011. Dr. Schaffer is also co-founder of 4D Molecular Therapeutics, a company specializing proprietary technology for gene therapy products. We entered into a collaboration and license agreement with 4D Molecular Therapeutics in January 2014. Previously, Dr. Schaffer was Assistant Professor from 1999 to 2005 and Associate Professor from 2005 to 2007 at the University of California, Berkeley Department of Chemical Engineering & Helen Wills Neuroscience Institute. He has served on the boards of the American Society for Gene and Cell Therapy and the Society for Biological Engineering. He has more than 20 years of experience in chemical and molecular engineering, and stem cell and gene therapy research, has over 165 scientific publications, and serves on 5 journal editorial boards and 5 industrial scientific advisory boards. Dr. Schaffer holds a bachelor of science degree in Chemical Engineering from Stanford University and a Ph.D. in Chemical Engineering from the Massachusetts Institute of Technology. We believe Dr. Schaffer is qualified to serve on our supervisory board due to his extensive relevant scientific expertise and experience in the biotechnology industry.

        Paula Soteropoulos has served as a member of our supervisory board since July 2013. Ms. Soteropoulos is president and chief executive officer of Akcea Therapeutics, a position she has held since January 2015. From July 2013 to December 2014, she served as Senior Vice President and General Manager, Cardiometabolic Business and Strategic Alliances at Moderna Therapeutics Inc. Prior to this Ms. Soteropoulos worked at Genzyme Corporation, a biotechnology company, from 1992 to 2013, most recently as Vice President and General Manager, Cardiovascular, Rare Diseases. Ms. Soteropoulos holds a bachelor of science degree in chemical engineering and a master of science degree in chemical and biochemical engineering, both from Tufts University, and holds an executive management certificate from the University of Virginia, Darden Graduate School of Business Administration. Ms. Soteropoulos serves on the Advisory Board for the Chemical and Biological Engineering Department of Tufts University. We believe Ms. Soteropoulos is qualified to serve on our supervisory board due to her extensive experience in the biotechnology industry.

        Sander van Deventer has served as a member of our supervisory board since April 2012 and served as member of the AMT supervisory board from April 2010 to April 2012. Dr. van Deventer was one of our co-founders and currently chairs uniQure's Scientific Advisory Board. He served as our interim Chief Executive Officer from February to October 2009. He has been Professor of Translational Gastroenterology at the Leiden University Medical Center since 2008 and is a partner of Forbion Capital Partners, which he joined in 2006. He serves on the boards of enGene Inc., Argos Biotherapeutics, gICare Pharma Inc and Hookipa Biotech. He was previously a professor, head of the department of experimental medicine and chairman of the department of gastroenterology of the Academic Medical Center at the University of Amsterdam from 2002 to 2004, and subsequently professor of experimental medicine at the University of Amsterdam Medical School until 2008. Dr. van Deventer is currently a professor at Leiden University Medical Center. He has more than 15 years of experience in biotechnology product development. He is the author of more than 400 scientific articles in peer-reviewed journals, and he serves as an advisor to regulatory authorities including the EMA and FDA. Dr. van Deventer holds a degree in medicine as well as a Ph.D. from the University of

Amsterdam. We believe that Dr. van Deventer is qualified to serve on our supervisory board due to his expertise in the biotechnology industry and his service on the boards of directors of other biotechnology companies.

Management board

        The following table sets out information with respect to our management board member and proposed member, and their ages and position at uniQure as of the date of this annual report. The business address of our management board members is our registered office address at Meibergdreef 61, Amsterdam 1105 BA, the Netherlands.

Name	Age	Position	Date of Appointment
Dan Soland(1)	57	Chief Executive Officer	December 18, 2015
Matthew Kapusta	43	Chief Financial Officer	January 1, 2015

(1)
Dan Soland was appointed Chief Executive Officer on December 18, 2015. His appointment to the management board is subject to approval at our 2016 annual general meeting.

        Dan Soland was appointed to serve as our Chief Executive Officer in December 2015. Mr. Soland previously served as Vice President and Chief Operating Officer of ViroPharma from 2006 to 2014. At ViroPharma, Mr. Soland was responsible for building the company's organization and commercial infrastructure until its successful sale to Shire in 2014. Mr. Soland was previously President of Chiron Vaccines from 2004 to 2006, where he helped engineer a turnaround that contributed to Chiron's acquisition by Novartis. Earlier, he was President and CEO of Epigenesis Pharmaceuticals from 2002 to 2003 and Vice President and Director of Worldwide Marketing Operations at GlaxoSmithKline Biologicals from 1993 to 2001, and held positions of increasing responsibility at Pasteur-Merieux's Connaught Laboratories (now Sanofi Pasteur). Mr. Soland holds a B.S. in Pharmacy from the University of Iowa. Mr Soland's appointment to our management board is subject to approval at our 2016 annual general meeting. We believe that Mr. Soland is qualified to serve on our management board due to his broad expertise in the biotechnology and pharmaceutical industries.

        Matthew Kapusta has served as our chief financial officer since January 2015 and was elected to our Management Board at the 2015 annual general meeting. Prior to joining uniQure, Mr. Kapusta was Senior Vice President at AngioDynamics from 2011 to 2014, responsible for corporate development, strategic planning and national accounts. Prior to AngioDynamics, he served as Vice President, Finance for Smith & Nephew Orthopaedics. Mr. Kapusta's career also includes more than a decade of investment banking experience focused on emerging life sciences companies. Mr. Kapusta was Managing Director, Healthcare Investment Banking at Collins Stewart, and held various positions at Wells Fargo Securities, Robertson Stephens and PaineWebber. Mr. Kapusta holds a Master of Business Administration from New York University's Stern School of Business, a Bachelor of Business Administration from University of Michigan's Ross School of Business and earned his Certified Public Accountant license in 1996 while at Ernst & Young.

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

Name	Age	Position
Deya Corzo	49	SVP, Therapeutic Area Head Liver/Metabolism
Eric Goossens	50	Chief Operating Officer
Christian Meyer	48	Chief Medical Officer
Harald Petry	57	Chief Science Officer
Charles Richard	60	SVP, Research and Development Neuroscience

        Deya Corzo has served as Vice president, Medical Affairs, since April 2014, and was promoted to Senior Vice president, therapeutic area head, liver/metabolism in July 2015. Prior to joining us, Dr. Corzo led Genzyme's medical team for the global development and launch of Myozymeand for the subsequent BLA submission and US approval of Lumizyme®; both are multi-award winning enzyme replacement therapies for Pompe disease. Dr. Corzo's Medical Affairs experience includes US and global responsibilities for two highly successful oncology drugs: Velcade®, a first in class proteasome inhibitor developed by Millennium/Takeda for hematological cancers; and Abraxane®, an innovative formulation of paclitaxel commercialized by Celgene for solid cancers. Dr. Corzo is double-board certified in Pediatrics and Clinical Genetics; she is an Instructor in Pediatrics at Harvard Medical School, and an active practicing physician at the Children's Hospital Genetics Clinic in Boston.

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

        Christian Meyer, has served as our chief medical officer since October 2013. Dr. Meyer has more than 13 years of clinical research experience with both biotechnology companies and large pharma, with particular expertise in the development of treatments for rare diseases, including acute intermittent porphyria and lysosomal storage disorders. From 2010-2013 he was the chief medical officer at Cardoz AB, a pharmaceutical company. Prior to that, from 2006 to 2010, Dr. Meyer held leadership positions in clinical development at Symphogen A/S, a biopharmaceutical company, where he was senior vice president for medical affairs and vice president of clinical development. Prior to Symphogen A/S, he played an important role in clinical development at Zymenex A/S and spent five years in clinical development at Novo Nordisk A/S, both biopharmaceutical companies. Dr. Meyer received both his M.D. and Ph.D. degrees from the University of Copenhagen, Denmark.

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

        Charles Richard has served as our senior vice president, research and development, neuroscience, since July 2015. Dr Richard has more than 30 years of industry, academic and medical practice experience with a focus on rare and orphan diseases and the translation of emerging genetic technologies into drug development. Dr Richard most recently served as Chief Medical Officer of Oxyrane, a biotechnology company focused on developing second-generation enzyme replacement therapies for rare lysosomal storage diseases, where he remains a member of the Board of Directors. Previously, Dr. Richard led the Translational Medicine group at Shire Human Genetic Therapies, in the role of Principal Medical Director and Head of Translational Medicine, Clinical R&D. Prior to Shire, Dr. Richard held multiple roles at Wyeth, including Vice President and Head of the Department of Genomics. Before moving into industry, Dr. Richard was an Assistant Professor of Psychiatry and Human Genetics at the University of Pittsburgh Medical Center and before that position had completed nearly 10 years of medical practice and academic research. He received a Ph.D. in Pharmacology and an M.D., both from the Ohio State University School of Medicine, and a B.S. in Biology from Stanford University.

B.    Compensation

        The below table sets out a breakdown of the compensation, in aggregate, for members of our supervisory board, management board and senior management:

Year ended December 31, 2015	Short Term Employee Benefits	Share- Based Payments(1)	Post- Employment Benefits	Advisors Fees	Termination Benefits	Total
	(€ in thousands)
Supervisory Board	0	56	0	298	0	354
Management Board	1,720	2,206	22	0	23	3,971
Senior Management	2,234	1,435	85	0	0	3,754

	3,954	3,697	107	298	23	8,079

(1)
For information on share ownership and options held by our supervisory directors, managing directors and senior management, please see "Major Shareholders and Related Party Transactions—Major Shareholders."

        For further detail on compensation of members of our supervision board, management board and senior management, see Note 29 to the audited consolidated financial statements included elsewhere in this annual report.

C.    Board Practices

Committees of the Supervisory Board

        We have an audit committee, a remuneration committee and a nominating and corporate governance committee. We have adopted a charter for each of these committees.

Audit Committee

        Our audit committee consists of Mr. Lewis (Chairman), Ms. Soteropoulos and Mr. Verdonck. Each member satisfies the independence requirements of the NASDAQ listing standards, and Mr. Verdonck and Mr. Lewis qualify as an "audit committee financial expert," as defined in Item 16A of Form 20-F and as determined by our Supervisory Board. The audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The audit committee is responsible for:

  •
  making recommendations to our supervisory board regarding the appointment by the general meeting of shareholders of our independent registered accounting firm;

  •
  overseeing the work of the independent registered accounting firm, including resolving disagreements between management and the independent registered accounting firm relating to financial reporting;

  •
  pre-approving all audit and non-audit services permitted to be performed by the independent registered accounting firm;

  •
  reviewing the independence and quality control procedures of the independent registered accounting firm;

  •
  discussing material off-balance sheet transactions, arrangements and obligations with management and the independent registered accounting firm;

  •
  reviewing and approving all proposed related-party transactions;

  •
  discussing the annual audited consolidated and statutory financial statements with management;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  meeting separately with the independent registered accounting firm to discuss critical accounting policies, recommendations on internal controls, the auditor's engagement letter and independence letter and other material written communications between the independent registered accounting firm and the management; and

  •
  attending to such other matters as are specifically delegated to by our supervisory board from time to time.

Remuneration Committee

        Our remuneration committee consists of Mr. van Deventer (Chairman), Mr. Lewis and Mr.Verdonck. Each member satisfies the independence requirements of the NASDAQ listing standards. The remuneration committee assists the supervisory board in reviewing and approving or recommending our compensation structure, including all forms of compensation relating to our supervisory directors and management. Members of our management may not be present at any committee meeting while the compensation of our chief executive officer is deliberated. Subject to the terms of the remuneration policy approved by our general meeting of shareholders from time to time, as required by Dutch law, the remuneration committee is responsible for, among other things:

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

  •
  exercising the rights of our supervisory board under any equity plans, except for the right to amend any such plans unless otherwise expressly authorized to do so; and

  •
  attending to such other matters as are specifically delegated by our supervisory board from time to time.

Nominating and Corporate Governance Committee

        Our nominating and corporate governance committee consists of Mr. Lewis (Chairman), Mr. Feczko and Mr. Astley-Sparke. Except for Mr. Astley-Sparke, each member satisfies the independence requirements of the NASDAQ listing standards. The nominating and corporate governance committee assists the supervisory board in selecting individuals qualified to become our supervisory directors and in determining the composition of the supervisory board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D.    Employees

        As of December 31, 2015, we had a total of 198 employees, of whom 27 had an M.D. or Ph.D. degree, or the foreign equivalent. Of these employees, 22 were engaged in research and development, three in clinical development, and two in business development functions. We also engaged 28 consultants and contract workers. We do not currently have in place a works council.

E.    Share Ownership

        See "Major Shareholders and Related Party Transactions."

ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2016 by:

  •
  each of the members of our management board and supervisory board;

  •
  each of our other members of senior management; and

  •
  each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our ordinary shares.

        The column entitled "Total Percentage" is based on a total of 24,819,412 ordinary shares outstanding as of March 31, 2016. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ordinary shares. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2016 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of our ordinary shares beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address of the beneficial owner is c/o uniQure N.V., Meibergdreef 61, 1105 BA, Amsterdam, the Netherlands.

Name and address of beneficial owner	Number of shares beneficially owned	Total percentage
Major shareholders:
Entities affiliated with Forbion(1)	4,403,428	17.7%
Bristol-Myers Squibb Company(2)	2,388,108	9.6%
FMR, LLC(3)	2,271,979	9.1%
Coller International Partners V-A, L.P.(4)	6,432,798	26.2%
Cooperatieve Gilde Healthcare II U.A.(5)	1,282,789	5.2%
Management Board member, Supervisory Board Members and Senior Management
Sander van Deventer(6)	4,415,673	17.8%
Ferdinand Verdonck(7)	162,326	*
Harald Petry(8)	147,683	*
Christian Meyer(9)	124,785	*
Joseph M. Feczko(10)	65,275	*
Dan Soland	—	—
Matthew Kapusta(11)	31,250	*
Deyanira Corzo(12)	12,500	*
Paula Soteropoulos(13)	9,881	*
Eric Goossens(14)	9,375	*
Will Lewis(15)	5,000	*
All current Management Board Members, Supervisory Board Members, and Senior Management as a group	4,983,748	20.0%
Total shares held by Management Board Members, Supervisory Board Members, Senior Management and Major Shareholders	13,047,190	52.1%

*
Represents beneficial ownership of less than one percent of our outstanding ordinary shares.

(1)
Forbion's beneficial ownership consists of (i) 987,674 ordinary shares held by Coöperatieve AAC LS U.A., or Coöperatieve; (ii) 1,530,501 ordinary shares held by Forbion Co-Investment Coöperatief U.A., or FCI; (iii) 1,865,494 ordinary shares held by Forbion Co-Investment II Coöperatief U.A., or FCI II; (iv) warrants held by FCI to purchase 9,900 ordinary shares that are exercisable as of March 31, 2016 or will become exercisable within 60 days after such date; and (v) 9,859 ordinary shares held by SJH van Deventer CV, or SJH. Forbion 1 Management B.V., the director of Coöperatieve and FCI, and Forbion 1 Co II Management B.V., the director of FCI II, and Forbion Capital Partners Management Services B.V., or Forbion Capital Partners, the general partner of SJH, may be deemed to have voting and dispositive power over the ordinary shares held by Coöperatieve, FCI, FCI II and SJH. Investment decisions with respect to the ordinary shares held by Coöperatieve, FCI, FCI II and SJH can be made by any two of the duly authorized representatives of Coöperatieve, FCI, FCI II and SJH. Mr. Slootweg and Dr. van Deventer are partners of Forbion Capital Partners, which acts as the investment advisor to the directors of Coöperatieve, FCI, FCI II and as General Partner to SJH. Each of Mr. Slootweg and Dr. van Deventer disclaim beneficial ownership of such ordinary shares, except to the extent of his pecuniary interest therein. The address of Forbion Capital Partners, Coöperatieve, FCI, FCI II and SJH is Gooimeer 2-35, 1411 DC Naarden, The Netherlands. Based solely on Schedules 13G filed with the Securities and Exchange Commission by Forbion I Management B.V., Forbion I Co II Management B.V. and Forbion Capital Partners Management Services B.V. on February 17, 2016.

(2)
The registered office of Bristol-Myers Squibb Company, Corp is 345 Park Avenue, New York, NY 10154, United States. Based solely on a Schedule 13G filed with the Securities and Exchange Commission by Bristol-Myers Squibb Company on August 17, 2015.

(3)
The registered office of FMR, LLC is 245 Summer Street, Boston, MA, 02210, United States. Based solely on a Schedule 13G filed with the Securities and Exchange Commission by FMR LLC on January 29, 2016.

(4)
Coller International Partners V-A, L.P.'s beneficial ownership consists of (i) 2,019,511 ordinary shares held by Coller International Partners V-A, L.P., or Coller; (ii) warrants held by Coller to purchase 99,010 ordinary shares that are exercisable as of March 31, 2016 or will become exercisable within 60 days after such date; (iii) 987,674 ordinary shares held by Coöperatieve; (iv) 1,530,501 ordinary shares held by FCI; (v) 1,865,494 ordinary shares held by FCI II; (vi) warrants held by FCI to purchase 9,900 ordinary shares that are exercisable as of March 31, 2016 or will become exercisable within 60 days after such date and (vii) 9,859 ordinary shares held by SJH. Coller is a limited partner of the Forbion funds. Coller has no dispositive or voting power over ordinary shares held by the Forbion funds and disclaims beneficial ownership of such ordinary shares except to the extent of its pecuniary interest therein. See footnote 1 above. The general partner of Coller is Coller International General Partner V, L.P. of which Coller Investment Management Limited, or CIML, is the general partner. The directors of CIML are Jeremy Joseph Coller, Cyril Joseph Mahon, Roger Alan Le Tissier, Paul McDonald, Peter Michael Hutton, John Charlton Loveless and Andrew Thane Maden Hitchon and may be deemed to share voting and dispositive power with respect to the ordinary shares held by Coller. The CIML directors disclaim beneficial ownership of such ordinary shares except to the extent of their pecuniary interest therein. The address of Coller is c/o Coller Investment Management Limited, PO Box 255, Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands.

(5)
Cooperatieve Gilde Healthcare II A.A.'s beneficial ownership consists of (i) 1,282,789 ordinary shares held by Coöperatieve Gilde Healthcare II U.A. and (ii) warrants held by Coöperatieve Gilde Healthcare II U.A. to purchase 9,900 ordinary shares that are exercisable as of March 31, 2016 or will become exercisable within 60 days after such date. The manager of Coöperatieve Gilde Healthcare II U.A. is Gilde Healthcare II Management B.V., or Gilde Management, and Gilde Management is owned by Gilde Healthcare Holding B.V., or Gilde Holding. Three managing partners, Edwin de Graaf, Marc Olivier Perret and Martenmanshurk B.V. (of which Pieter van der Meer is the owner and manager) each own 28.66% of Gilde Holding and Stichting Administratiekantoor Gilde Healthcare Holding, or Stichting, owns 14% of Gilde Holding. Stichting is controlled by Mr. de Graaf, Mr. Perret and Martenmanshurk B.V. and issued depository receipts for shares in Gilde Holding to two partners, Arthur Franken and Dirk Kersten. Each of Mr. de Graaf, Mr. Perret and Mr. van der Meer share voting and dispositive power of the shares, and disclaim beneficial ownership of the shares except to the extent of their respective pecuniary interest therein. The address of Coöperatieve Gilde Healthcare II U.A. is Newtonlaan 91, 3584 BP, Utrecht, The Netherlands. Based solely on a Schedule 13G filed with the Securities and Exchange Commission by Coöperatieve Gilde Healthcare II U.A. on February 8, 2016.

(6)
Mr van Deventer's beneficial ownership consists of 9,432 ordinary shares and options to purchase 2,813 ordinary shares that are exercisable as of March 31, 2016 or will become exercisable within 60 days after such date, together with securities held by funds affiliated with Forbion. See footnote 1 above.

(7)
Mr Verdonck's beneficial ownership consists of 75,435 ordinary shares and options to purchase 86,891 ordinary shares that are exercisable as of March 31, 2016 or will become exercisable within 60 days after such date.

(8)
Mr Petry's beneficial ownership consists of options to purchase 147,683 ordinary shares that are exercisable as of March 31, 2016 or will become exercisable within 60 days after such date.

(9)
Mr Meyers beneficial ownership consists of options to purchase 124,785 ordinary shares that are exercisable as of of March 31, 2016 or will become exercisable within 60 days after such date.

(10)
Mr Feczko's beneficial ownership consists of 27,768 ordinary shares and options to purchase 37,507 ordinary shares that are exercisable as of March 31, 2016 or will become exercisable within 60 days after such date.

(11)
Mr Kapusta's beneficial ownership consists of options to purchase 31,250 ordinary shares that are exercisable as of of March 31, 2016 or will become exercisable within 60 days after such date.

(12)
Ms Corzo's beneficial ownership consists of options to purchase 12,500 ordinary shares that are exercisable as of of March 31, 2016 or will become exercisable within 60 days after such date.

(13)
Ms Soteropoulos's beneficial ownership consists of options to purchase 9,881 ordinary shares that are exercisable as of of March 31, 2016 or will become exercisable within 60 days after such date.

(14)
Mr Goossens' beneficial ownership consists of options to purchase 9,375 ordinary shares that are exercisable as of of March 31, 2016 or will become exercisable within 60 days after such date.

(15)
Mr Lewis's beneficial ownership consists of options to purchase 5,000 ordinary shares that are exercisable as of of March 31, 2016 or will become exercisable within 60 days after such date.

Holdings by U.S. Shareholders

        As of March 31, 2016, there was one holder of record of ordinary shares (Cede & Co., as nominee for DTC), holding approximately 64.2% of our ordinary shares.

B.    Related Party Transactions

        Since January 1, 2014, we have engaged in the following transactions with the members of our supervisory board, management board, senior management, parties that held more than 5% of our ordinary shares during that period, and their affiliates, which we refer to as our related parties.

2014 Initial Public Offering

        In February 2014, we completed our initial public offering at a price to the public of $17 per share. The following table sets forth the number of ordinary shares purchased in our IPO by our related parties.

Shareholder	Number Of Ordinary Shares
Forbion Co-Investment Coöperatief U.A.	58,823
Coller International Partners V-A, L.P.	1,029,412
Cooperatieve Gilde Healthcare II U.A.	79,412

Grants of Options to Related Parties

        We grant options to members of the supervisory board, management board and senior management. Details of options granted are included within the beneficial ownership table above.

4D Molecular Therapeutics Collaboration

        In January 2014, we entered into a collaboration and license agreement with 4D Molecular Therapeutics, as described in "Information on the Company—Business Overview" above. 4D Molecular Therapeutics is a company co-founded by Dr. David Schaffer, who was appointed to our supervisory board in January 2014 pursuant to the terms of that collaboration. In connection with this transaction, we have agreed to provide specified research and development financing, are obligated to make certain upfront, royalty and milestone payments, and have granted an option to purchase up to 304,872 ordinary shares at an exercise price of €0.05 per share to Dr. Schaffer. See "Information on the Company—Business Overview—Collaborations—Early-Stage Collaborations—4D Molecular Therapeutics."

BMS

        In April 2015 we and Bristol Myers Squibb ("BMS") entered into various commercial and investment agreements providing BMS exclusive access to uniQure's gene therapy technology platform for multiple targets in cardiovascular and other target-specific disease areas. We received $50 million in upfront payments upon effectiveness of the licensing and collaboration transaction in May 2015. An additional $15 million (€13.7 million) payment was received in July 2015 upon designation of three additional collaboration targets by BMS. In addition, pursuant to the collaboration agreements, in June 2015 BMS purchased 1,112,319 of our ordinary shares for aggregate consideration of $37.6 million (€33.4 million). Immediately after the issuance, BMS owned 4.9% of our outstanding ordinary shares. In August 2015 we issued an additional 1,275,789 of its ordinary shares to BMS for aggregate consideration of $37.9 million (€34.7 million). Immediately after the issuance, BMS owned 9.9% of our outstanding ordinary shares.

Chiesi

        During the twelve month period ended December 31, 2015 we generated €4,167,129 (2014: €3,292,000) in revenues with Chiesi. As of December 31, 2015 we had a receivable outstanding with Chiesi for €2,864,943 (2014: €2,404,000).

C.    Interests of Experts and Counsel

        Not applicable.

ITEM 8:    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        See the financial statements beginning on page F-1.

Legal Proceedings

        Except as described below, we are not involved in any material legal proceedings.

        On December 11, 2013, we received a formal request for arbitration from Extera Partners, a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of consulting services provided in connection with a partnering transaction. The request for arbitration was received by the International Court of Arbitration at the International Chamber of Commerce on December 12, 2013. The amount claimed is $100,000 plus 2.5% of all proceeds, including equity investments, we received from Chiesi pursuant to its collaboration agreements entered into in the second quarter of 2013. Our engagement letter with Extera Partners contains a cap limiting the maximum liability to €5,000,000.

        On May 12, 2014, the ICC appointed and confirmed a sole arbitrator. On October 1, 2014, Extera Partners LLC filed its Statement of Case that includes an estimated claim based on the formula mentioned above and on Extera's estimate of potential future revenues. An evidentiary hearing took place in July 2015 and post hearing briefs and reply submissions were filed in October 2015. We denied the claim and intend to vigorously defend against it.

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

        The following table sets forth the high and low sale prices on The NASDAQ Global Select Market for our ordinary shares from February 5, 2014, the date of our initial public offering, through March 31, 2016.

	High	Low
Annual
2014 (from February 5)	$18.75	$8.29
2015	$36.38	$8.29
2014 quarterly
First quarter	$18.75	$13.30
Second quarter	$16.50	$8.29
Third quarter	$14.50	$9.00
Fourth quarter	$17.33	$9.17
2015 quarterly
First quarter	$28.00	$8.29
Second quarter	$35.50	$22.84
Third quarter	$36.38	$18.51
Fourth quarter	$22.90	$15.05
2016 quarterly
First quarter (through March 31)	$19.40	$10.61
Monthly
April 2015	$35.50	$22.84
May 2015	$30.76	$23.64
June 2015	$34.22	$25.88
July 2015	$29.44	$24.74
August 2015	$28.44	$22.65
September 2015	$36.38	$18.51
October 2015	$22.90	$16.37
November 2015	$22.79	$17.14
December 2015	$20.22	$15.05
January 2016	$19.40	$13.27
February 2016	$18.80	$13.51
March 2016 (through March 31)	$15.73	$10.61

        On March 31, 2016 the closing sale price per share on The NASDAQ Global Select Market was $11.88.

        As of March 31, 2016, there was one shareholder of record in the United States, Cede & Co, the nominee for the Depository Trust Company, which held 64.2% of our outstanding ordinary shares.

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

C.    Material Contracts

        The material contracts we entered into are described under "Information on the Company—Business Overview—Intellectual Property", "—Collaborations—Bristol-Myers Squibb Collaboration", "—", "—Collaborations—Early-Stage Collaborations: Chiesi Commercialization and Development Agreement," and "—Collaborations—Early-Stage Collaborations—4D Molecular Therapeutics", or in the ordinary course of business"

D.    Exchange Controls

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

  This summary does not address the tax consequences of:

  •
  A Shareholder who is an individual, either resident or non-resident in the Netherlands, and who has a (deemed= substantial interest (aanmerkelijk belang) in us within the meaning of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, if a person holds an interest in us, such interest forms part of a substantial interest, or a deemed substantial interest, in us, if any or more of the following circumstances is present:

  1.
  If a Shareholder, either alone or, together with his partner owns or is deemed to own, directly or indirectly, either a number of shares in us representing five percent or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing five percent or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or profit participating certificates (winstbewijzen), relating to five percent or more of our annual profit or to five percent of our liquidation proceeds.

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

  •
  the par value of ordinary shares issued to a Shareholder in us or an increase of the par value of ordinary shares, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

  •
  partial repayment of paid-in capital, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of shareholders has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to our articles of association.

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

        If and to the extent that such a corporate Shareholder is eligible for the application of the participation exemption with respect to the ordinary shares and the participation forms part of the assets of the business enterprise of a Shareholder in the Netherlands, dividends distributed by us are in principle exempt from Dutch dividend withholding tax.

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

  2.
  the non-resident shareholder has an interest in us for which the participation exemption as referred to in article 13 Dutch Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969, or CITA) or the participation credit under article 13aa CITA would apply if the shareholder would be a resident in the Netherlands; and

  3.
  the non-resident Shareholder is not considered to be resident outside the Member States of the European Union or the states designated by ministerial decree, that are party to the Agreement regarding the European Economic Area, under the terms of a tax treaty concluded with a third state; or

  4.
  the non-resident Shareholder does not carries out duties or activities comparable to an investment institution as described in article 6a or article 28 CITA respectively.

        A non-resident Shareholder which is resident in a Member State of the European Union with which the Netherlands has concluded a tax treaty that provides for a reduction of Dutch tax on dividends based on the ownership of the number of voting rights, is also satisfied if the non-resident Shareholder owns voting rights in us for which the participation exemption as referred to in article 13 CITA or a tax credit under article 13aa CITA would apply if the shareholder would be a resident in the Netherlands..

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

  1.
  such Shareholder has an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands, to which the ordinary shares are attributable; or

  2.
  such Shareholder has a substantial interest or a deemed substantial interest in us, which interest is held with (one of) the main purpose(s) of the evasion of income tax or dividend withholding tax and there is an artificial structure or set of structures whereby: (i) a structure may consist of several steps or components; (ii) a structure or set of structures is considered artificial insofar as it is not structured on the basis of sound business reasons which reflects the economic reality; or

  3.
  such Shareholder is an entity resident of Aruba, Curaçao or Saint Martin with a permanent establishment or permanent representative in Bonaire, Saint Eustatius or Saba to which such income or gain is attributable, and the permanent establishment or permanent representative would be deemed to be resident of the Netherlands for Dutch corporate income tax purposes (i) had the permanent establishment been a corporate entity (lichaam), or (ii) had the activities of the permanent representative been conducted by a corporate entity, respectively.

        A shareholder as mentioned under (1) is not subject to Dutch corporate income tax for income and capital gains derived, if the shares are attributable to the permanent establishment and the participation exemption as referred to in article 13 CITA applies to those shares.

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

        We will not seek a ruling from the U.S. Internal Revenue Service, or IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares, and we cannot provide assurance that the IRS will agree with the conclusions set forth below.

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

        We believe that we were not a PFIC for the 2015 taxable year. Based on our estimated gross income, the average value of our gross assets, and the nature of the active businesses conducted by our "25% or greater" owned subsidiaries, we do not believe that we will be classified as a PFIC in the current taxable year and do not expect to become one in the foreseeable future. However, our status for any taxable year will depend on our assets and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which is likely to fluctuate and may fluctuate considerably given that market prices of technology companies have been especially volatile. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend our cash.

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

F.     Dividends and Paying Agents

        Not applicable.

G.    Statements by Experts

        Not applicable.

H.    Documents on Display

        We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and major shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 14:    MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    Material Modifications to the Rights of Securities Holders

        Not applicable.

B.    Use of Proceeds

  Initial Public Offering

        In our initial public offering in February 2014, we issued and sold 5,400,000 ordinary shares at $17.00 per ordinary share. The aggregate offering price was $91.8 million, before underwriting discounts and commissions and offering expenses. The registration statement on Form F-1 (File No. 333-193158) for our initial public offering was declared effective by the SEC on February 4, 2013. Jefferies LLC, Leerink Partners LLC and Piper Jaffray & Co. were the underwriters for our initial public offering.

        We received proceeds of $85.4 million (€62.6 million) from our initial public offering, net of underwriting discounts and commissions but before expenses. No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates) or persons owning 10.0% or more of any class of our equity securities or to any other affiliates.

        In the period February 1, 2014 to June 30, 2015, we invested approximately $29.4 million (€22.7 million) in tangible and intangible assets. This includes approximately $20.9 million (€16.0 million) to fund the further build out of our Lexington, Massachusetts manufacturing facility. During the same period we incurred $58.1 million (€46.8 million) in cost related to our research and development efforts, net of collaboration revenues received from our partners. We consider that at June 30, 2015 we had used all the proceeds from out initial public offering.

  Follow-on Public Offering

        In our follow-on public offering in April 2015, we issued and sold 3,000,000 ordinary shares at $29.50 per ordinary share. The aggregate offering price was $88.5 million, before underwriting discounts and commissions and offering expenses. The registration statement on Form F-3 (File No. 333-193158) for our follow-on public offering was declared effective by the SEC on March 12, 2015. Leerink Partners LLC, Cowen and Company and Piper Jaffray & Co. were the underwriters for our follow-on public offering.

        We received proceeds of $83.2 million million (€77.9 million) from our follow-on public offering, net of underwriting discounts and commissions but before expenses. No offering expenses were paid directly or indirectly to any of our directors or officers (or their associates) or persons owning 10.0% or more of any class of our equity securities or to any other affiliates.

        In the period July 1, 2015 to December 31, 2015, we invested approximately $5.6 million (€5.0 million) in tangible and intangible assets. This includes approximately $4.2 million (€3.8 million) to fund the further build out of our Lexington, Massachusetts manufacturing facility as well as upgrading our Amsterdam labaratories. During the same period we incurred $24.1 million (€21.8 million) in cost related to our research and development efforts, net of collaboration revenues received from our partners. As of December 31, 2015, we had used approximately $29.6 million (€26.8 million) of the proceeds from out follow-on capital offering.

ITEM 15:    CONTROL AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosures. Based on the evaluation of our company's disclosure controls and procedures as of December 31, 2015, our chief executive officer and chief financial officer concluded that, as of such date, our company's disclosure controls and procedures were not effective as a result of a material weakness in internal control over financial reporting described below.

Management's Annual Report on Internal Control Over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company's chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management identified one control deficiency that represents a material weaknesses. A material weakness is a control deficiency, or a combination of control deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management has determined there is a lack of sufficient segregation of duties given the size of our finance and accounting team. The control deficiency did not result in a misstatement of the financial accounts or related disclosures. However, this deficiency could result in a misstatement of the financial accounts or related disclosures that would result in a material misstatement in the annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. Accordingly, management has determined that this control deficiency constitutes a material weakness.

        Because of this material weakness, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2015 based on criteria described in Internal Control—Integrated Framework (2013) issued by the COSO. During 2015, management has implemented and continues to implement various measures to address its internal control deficiencies. These measures are outlined below.

Remediation Measures

        During 2015 we implemented the below remediation measures to resolve two material weaknesses we had identified at December 31, 2014.

  •
  a lack of sufficient accounting resources required to fulfill IFRS and SEC reporting requirements;

  •
  a lack of adequate closing procedures, supporting documentation and review.

        On January 1, 2015 we hired our Chief Financial Officer and have added additional staff within the finance department who have external reporting and IFRS experience, and experience with establishing appropriate financial reporting policies and procedures.

        Moreover, we have engaged an external, expert consulting firm to assist us to improve our corporate governance and internal control procedures and to help us design and implement a structured control environment for complying with the rules of the SEC.

        During 2015, our management improved our procedures and controls related to our financial statement closing process, including implementation of standard operating procedures, enhancements to our process for the evaluation and documentation of IFRS treatment of non-routine transactions, and checklists to monitor timely compliance. In addition, management enhanced and further formalized accounting reconciliations, including increasing the frequency and timeliness of the related independent review.

        We continue to evaluate our internal control over financial reporting and have taken several remedial measures and have further planned steps to address the material weakness that has been identified. In 2016, we intend to make further enhancements to the number and technical capabilities to our finance department, to further strengthen spreadsheet controls and to organize (including IT access controls) the finance department in a way that allows for sufficient segregation of duties throughout the entire period.

        We plan to complete the measures above as soon as practicable and we will continue to implement measures to remedy our internal control deficiencies. However, the implementation of these measures may not fully address the existing material weakness in our internal control over financial reporting, and we cannot yet conclude that they have been, nor can we ensure by what date they will be, fully remediated. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See "Information on the Company—Risk Factors—Risks Related to our Ordinary Shares—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our results of operations or prevent fraud or fail to meet our reporting obligations, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

Changes in internal control over financial reporting

        During the period covered by this annual report and as described in the Remediation Plan section above, there were changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ITEM 16A:    AUDIT COMMITTEE FINANCIAL EXPERT

        Mr. Ferdinand Verdonck and Mr. Will Lewis, independent directors and members of the Audit Committee, each qualify as an "audit committee financial expert," as defined in Item 16A of Form 20-F and as determined by our supervisory board.

ITEM 16B:    CODE OF ETHICS

        We have adopted a written code of ethics applicable to supervisory and managing directors, members of senior management and employees of the company and any of the company's direct and indirect subsidiaries. Our code of ethics is posted on our company website at: http://www.uniqure.com.

        Any amendments to our code of ethics will be disclosed on our website within five business days of the amendment.

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth, for each of the years indicated, the fees billed by our independent registered accounting firm:

	For the years ended December 31,
(€ in thousands)	2014		2015
	EUR'000%		EUR'000%
Audit Fees	635	96%	742	98%
Audit-related Fees	—	0%		0%
Tax Fees	29	4%	18	2%

Total	664	100%	760	100%

        Audit Fees relate to standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and to issue reports on our local statutory financial statements. Also included are services that can only be provided by our auditor, such as reviews of quarterly financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings.

        Audit Related Fees include those other assurance services provided by the independent registered accounting firm but not restricted to those that can only be provided by the auditor signing the audit report.

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

        Because we are a foreign private issuer, our supervisory board members, management board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). They are however, subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

ITEM 16H:    MINE SAFETY DISCLOSURE

        Not applicable.

UNIQURE N.V.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Board and shareholders of uniQure N.V.:

        In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive loss, of changes in (deficit)/equity and of cash flows present fairly, in all material respects, the financial position of uniQure N.V. and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

/s/ PricewaterhouseCoopers Accountants N.V.
Amsterdam, The Netherlands
April 4, 2016

R.M.N. Admiraal RA

uniQure N.V.

Consolidated Statement of Financial Position

(€ in thousands)

	NOTE	DECEMBER 31, 2014	DECEMBER 31, 2015
Assets
Non-current assets
Goodwill	2, 5, 6	1,342	442
Intangible assets other than Goodwill	5, 6	16,368	7,209
Property, plant and equipment	7	19,667	23,820
Other non-current assets	8	1,022	1,142

Total non-current assets		38,399	32,613

Current assets
Receivables from related parties	9	2,426	3,792
Trade and other receivables	9	1,542	1,730
Inventories	10	200	435
Cash and cash equivalents	11	53,219	203,532

Total current assets		57,387	209,489

Total assets		95,786	242,102

Equity
Share capital		905	1,216
Share premium		206,111	344,803
Other reserves		17,149	26,026
Accumulated deficit		(181,081)	(252,561)

Total equity	12	43,084	119,484

Liabilities
Non-current liabilities
Borrowings	14	16,418	13,434
Derivative financial instruments—related parties	14	—	530
Financial lease liabilities	15	134	—
Deferred rent	27	5,658	5,737
Deferred revenue	17	15,387	75,852
Deferred tax liabilities	5, 23	1,379	—
Contingent considerations	5	1,454	2,687

Total non-current liabilities		40,430	98,240

Current liabilities
Trade and other payables	15, 16	9,617	11,220
Derivative financial instruments—related parties	14	645	992
Borrowings	14	—	5,124
Borrowings—derivative	14	207	238
Deferred rent	27	475	579
Deferred revenue	17	1,328	6,225

Total current liabilities		12,272	24,378

Total liabilities		52,702	122,618

Total equity and liabilities		95,786	242,102

The notes are an integral part of these Consolidated Financial Statements.

uniQure N.V.

Consolidated Statements of Comprehensive Loss

(€ in thousands, except share and per share data)

		TWELVE MONTHS ENDED DECEMBER 31,
	NOTE	2013	2014	2015
License revenues	17	440	883	2,854
Collaboration revenues	17	2,503	3,802	6,271
Product sales	17	—	—	300

Total revenues		2,943	4,685	9,425

Cost of goods sold	18	(800)	—	(584)
Other income	21	585	773	708
Research and development expenses	18, 19	(13,182)	(33,932)	(46,781)
Selling, general and administrative expenses	18, 20	(11,628)	(11,167)	(19,317)
Impairment of intangible assets	6	—	—	(11,640)
Other gains / losses, net		(453)	5,807	(248)

Total operating costs		(25,478)	(38,519)	(77,862)

Operating result		(22,535)	(33,834)	(68,437)

Finance income		102	254	549
Finance expense	22	(4,387)	(3,460)	(4,023)

Finance income/(expense)—net		(4,285)	(3,206)	(3,474)

Result before corporate income tax		(26,820)	(37,040)	(71,911)
Corporate income taxes	23	—	—	431

Net loss		(26,820)	(37,040)	(71,480)

Items that may be subsequently reclassified to profit or loss
Currency translation differences on foreign operations		12	1,149	1,250
Other comprehensive income/(loss)	24	12	1,149	1,250

Total comprehensive loss		(26,808)	(35,891)	(70,230)

Loss per share attributable to the equity holders of the Company during the year:
Basic and diluted loss per share	25	(2.48)	(2.16)	(3.24)

The notes are an integral part of these Consolidated Financial Statements.

uniQure N.V.

Consolidated Statements of Changes in (Deficit)/Equity

(€ in thousands)

	Note	Total Share Capital	Share Premium	Other Reserves	Accumulated Deficit	Total Equity/Deficit
Balance at January 1, 2013		483	114,795	1,508	(117,234)	(448)
Result for the period		—	—	—	(26,820)	(26,820)
Other comprehensive income/(loss)	12	—	—	—	12	12

Total comprehensive loss		—	—	—	(26,808)	(26,808)

Capital contributions	12,14	127	27,664	—	—	27,791
Result on conversion of loan	14	—	—	3,005	—	3,005
Share based payment/expense	13	—	—	2,023	—	2,023

Balance at December 31, 2013		610	142,459	6,536	(144,041)	5,564

Result for the period		—	—	—	(37,040)	(37,040)
Other comprehensive income		—	—	1,149	—	1,149

Total comprehensive loss		—	—	1,149	(37,040)	(35,891)

Capital contributions	12	295	64,320	—	—	64,615
Share issuance costs		—	(668)	—	—	(668)
Share based payment/expense	13	—	—	9,464	—	9,464

Balance at December 31, 2014	12	905	206,111	17,149	(181,081)	43,084

Result for the period		—	—	—	(71,480)	(71,480)
Other comprehensive income	24	—	—	1,250	—	1,250

Total comprehensive loss		—	—	1,250	(71,480)	(70,230)

Capital contributions	12	311	139,304	—	—	139,615
Share issuance costs		—	(612)	—	—	(612)
Share based payment/expense	13	—	—	7,627	—	7,627

Balance at December 31, 2015	12	1,216	344,803	26,026	(252,561)	119,484

The notes are an integral part of these Consolidated Financial Statements

uniQure N.V.

Consolidated Statements of Cash Flows

(€ in thousands)

		YEARS ENDED DECEMBER 31,
	NOTE	2013	2014	2015
Cash flow from operating activities
Net loss		(26,820)	(37,040)	(71,480)
Adjustments for:
Depreciation	7	535	1,539	3,982
Amortization on intangibles assets	6	—	—	460
Impairment of intangible assets	6	—	—	11,640
Change in deferred tax liability	23	—	—	(479)
Lease incentive	27	134	5,452	183
Loss/(gain) on derivatives	14	3,446	(87)	(440)
Loss/(gain) on foreign exchanges	14	49	(4,692)	1,332
Changes in contingent consideration		—	153	1,232
Share-based expenses	13	2,023	9,464	7,627
Changes in other non-current assets		(923)	—	—
Changes in trade and other receivables		(1,439)	(952)	(1,554)
Movement in inventories		(865)	664	(235)
Changes in other current liabilities		3,655	1,540	(1,199)
Changes in deferred revenue	17	16,958	(242)	65,361
Intial recognition of warrants	3	—	—	2,622

Cash (used in) / generated by operations		(3,247)	(24,201)	19,052

Interest paid		(889)	(1,224)	(1,878)

Net cash (used in) / generated by operating activities		(4,136)	(25,425)	17,174

Cash flow from investing activities
Purchases of property, plant and equipment	7	(1,336)	(15,769)	(5,671)
Purchases of intangible assets	6	(4,652)	(3,367)	(2,940)
Interest received		17	148	91
Acquisition of businesses	5	—	(1,463)	—

Net cash used in investing activities		(5,971)	(20,451)	(8,520)

Cash flow from financing activities
Proceeds from shares issued	12	14,294	63,097	138,342
Share issuance cost	12	—	(668)	(612)
Convertible loans drawn down	14	11,999	—	—
Proceeds from Borrowings	14	7,492	7,184	—

Payments of finance lease	16	(143)	(156)	(168)

Net cash generated from financing activities		33,642	69,457	137,562

Net increase in cash, cash equivalents and bank overdrafts		23,535	23,581	146,216

Currency effect cash and cash equivalents		12	5,828	4,097
Cash, cash equivalents and bank overdrafts at beginning of the		263	23,810	53,219

Cash, cash equivalents and bank overdrafts at end of the period		23,810	53,219	203,532

The notes are an integral part of these Consolidated Financial Statements.

UNIQURE N.V.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2013, 2014 and 2015

1. General information

uniQure N.V.

        uniQure N.V. ("uniQure" or the "Company") is a biopharmaceutical company, incorporated and domiciled in the Netherlands, with its headquarters at Meibergdreef 61, 1105 BA, Amsterdam. The Company is a leader in the field of gene therapy, with the first product to receive regulatory approval in the European Union and with multiple collaborations designed to accelerate the development of a pipeline of additional product candidates. The Company was incorporated in January 2012 to acquire and continue the gene therapy business ("AMT Business") of Amsterdam Molecular Therapeutics (AMT) Holding N.V. ("AMT") and its subsidiaries. Unless the context indicates otherwise, all references to "uniQure" or the "Company" refer to uniQure and its consolidated subsidiaries.

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

        On January 20, 2014, the shareholders of the Company approved, and on January 21, 2014 the supervisory board of the Company confirmed, a 5-for-1 consolidation of shares, which had the effect of a reverse share split, that became effective on January 31, 2014. All share, per-share and related information presented in these Consolidated Financial Statements and accompanying Notes thereto have been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

        On January 20, 2014, the shareholders of the Company approved the conversion of the Company from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands into a public company with limited liability (naamloze vennootschap), and changed its legal name from uniQure B.V. to uniQure N.V., and reclassified its class A, B and C ordinary shares as ordinary shares.

uniQure listing on Nasdaq on February 5, 2014 and follow-on capital offering on April 15, 2015

        On February 5, 2014 the Company successfully completed its initial public offering (IPO), placing 5,400,000 shares at $17.00 per share, raising total gross proceeds of $91,800,000 (€67,300,000) and net proceeds of $85,400,000 (€62,621,000) after commissions but before expenses.

        On April 15, 2015 the Company announced the closing of a follow-on public offering of 3,000,000 ordinary shares at a price to the public of $29.50 per ordinary share. After deducting underwriting discounts but before share issuance expenses, the net proceeds of the follow-on public offering were

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

1. General information (Continued)

$83.2 million (€78.5 million). The securities were offered pursuant to a shelf registration statement on Form F-3 filed with the Securities Exchange Commission (the "SEC") on March 3, 2015 and declared effective on March 13, 2015.

Organizational structure of the uniQure Group

        uniQure N.V. is the ultimate parent of the following group of entities:

Company name
uniQure biopharma B.V.
uniQure IP B.V.
uniQure Manufacturing B.V.
uniQure Assay Development B.V.
uniQure Research B.V.
uniQure non clinical B.V.
uniQure QA B.V.
uniQure Process Development B.V.
uniQure clinical B.V.
Stichting Participatieregeling AMT(1)
uniQure Inc.
uniQure GmbH(2)

(1)
Stichting Participatieregeling AMT is a trust, not a company, but met the conditions for consolidation within uniQure's Consolidated Financial Statements. Stichting participatie AMT was established to facilitate AMT's employee incentive schemes for the period up to 2010.

(2)
In July 2014 the Company acquired InoCard GmbH, renamed to uniQure GmbH in August 2014.

Other matters

        On April 6, 2015, the Company entered into agreements with Bristol Myers Squibb ("BMS"), which provide BMS exclusive access to uniQure's gene therapy technology platform for multiple targets in cardiovascular and other target-specific disease areas. The collaboration includes the Company's proprietary S100A1 gene therapy program in congestive heart failure. In addition, the Company will collaborate with BMS on up to nine additional gene therapy targets addressing a broad range of cardiovascular and other target-specific disease areas. uniQure will be responsible for discovery, preclinical development, and chemistry, manufacturing and controls (CMC), and will provide BMS its vector technologies and access to its industrial, proprietary insect-cell based manufacturing platform. uniQure will be responsible for CMC portions of regulatory filings, and will co-operate with BMS in the preparation of all regulatory materials and interactions with regulatory authorities. BMS will be responsible for clinical development and all commercial activities across all programs.

        The financial terms consist of payments to uniQure of up to $140.4 million (€128.1 million) comprising upfront payments target designation fees and the issuance of shares. $50 million (€45.0 million) in upfront payments were received upon effectiveness of the licensing and collaboration transaction in May 2015. An additional $15 million (€13.7 million) payment was received on July 31,

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

1. General information (Continued)

2015 upon designation of three additional collaboration targets by BMS. An additional $75.4 million (€69.4 million) were received from issuing shares above fair value (see notes 4.1 and 12).

        The parties have also agreed to enter into a supply contract, under which uniQure will undertake the manufacturing of all gene therapy products under the collaboration. The Company will also be eligible to receive research, development and regulatory milestone payments, including up to $254 million for the lead S100A1 therapeutic and up to $217 million for each other gene therapy product potentially developed under the collaboration, as well as net sales based milestone payments and tiered single to double-digit royalties on product sales. The research and development milestones will be paid when advancing from one phase of the (pre-) clinical research and development phase to the next phase as well as on obtaining certain regulatory approvals.

        In addition, pursuant to the collaboration agreements, in June 2015 BMS purchased 1,112,319 of the Company's ordinary shares for aggregate consideration of $37.6 million (€33.4 million). Immediately after the issuance, BMS owned 4.9% of the Company's outstanding ordinary shares.

        On August 7, 2015, the Company issued an additional 1,275,789 of its ordinary shares to BMS for aggregate consideration of $37.9 million (€34.7 million) (see note 4.1 regarding BMS warrants). Immediately after the issuance, BMS owned 9.9% of the Company's outstanding ordinary shares.

        The Company's business is not subject to seasonal influences.

        The Consolidated Financial Statements were authorized for issue by the supervisory board on March 31, 2016.

2. Summary of Significant Accounting Policies

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

        The Consolidated Financial Statements have been prepared under the historical cost convention, except for derivative instruments, contingent consideration and cash and cash equivalents, which are recorded at fair value through profit or loss.

        The Consolidated Financial Statements are presented in the Company's functional currency Euro, except where otherwise indicated.

        The Consolidated Financial Statements have been prepared on a going concern basis based on the Company's cash and cash equivalents as at December 31, 2015 and the Company's budgeted cash flows for the twelve months following the signature date of these Financial Statements.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

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

2.2   Correction of error, accounting policies, other

(a)   Correction of error

        In the course of preparing the 2015 Consolidated Financial Statements, the Company identified an error related to the purchase accounting for the InoCard business acquired on July 31, 2014 (see note 5). The Company did not recognize a €0.9 million deferred tax asset orginating from a pre-acquisition hidden contribution by InoCard's former shareholders to the acquired business. Recognition in 2014 would have reduced the goodwill recognized in this business combination by €0.9 million but would not have impacted the net result or cash flows for the twelve-month period ended December 31, 2014. The Company corrected this immaterial error in the Consolidated Statement of Financial Position as of December 31, 2015 by reducing both goodwill and the net deferred tax liability for an amount of €0.9 million.

(b)   Accounting policies

        The accounting policies adopted are consistent with those of the previous financial year.

(c)   Other

        Upon the initiation of the commercialization of Glybera in September 2015, the Company began to amortize certain related intangibles assets over their useful lives (being the shorter of thirteen years and the patent period) using a straight-line methodology. The thirteen-year period approximates the projected commericialization period. Annual amortization expense is expected to be €0.3 million and will be presented as cost of goods sold in the Company's Consolidated Statement of Comprehensive Loss.

        In September 2015 the Company also began amortizing licenses utilized for all our research and development programs (including Glybera). The intangible assets will be amortized on a straight-line basis over the life of the related patents of approximately four to seven years. Annual amortization expenses of €0.4 million will be presented in reseach and development cost.

        As part of the Company's acquisition of InoCard in July 2014, the Company acquired in-process research and development (IPR&D) that it considered to be an indefinite life intangible asset. In conjunction with the commencement of the BMS collaboration in the second quarter of 2015, the Company began amortizing, on a straight-line basis, the IPR&D over the 19-year period it will be used in the BMS collaboration. The annual amortization expense is expected to be €0.2 million and will be presented as cost of goods sold in the Company's Consolidated Statement of Comprehensive Loss.

        During the second quarter of 2015 the Company changed the valuation model used to determine the fair value of the granted employee share options. Previously the Company used the Black-Scholes model. Starting in the second quarter of 2015, the Company applied the Hull-White valuation model.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

Both models determine the value of an option based on several input parameters: the value of the underlying asset, the exercise price, the expected volatility, the risk-free rate, dividend yield and the time to maturity. The Hull-White model introduces an additional key input parameter, the stock-to-exercise multiple, which reflects the tendency for plan participants to exercise their vested options when the share price reaches a specified multiple of the exercise price. Given the characteristics of the Company's employee share options and the potential for early exercise, the Company believes the Hull-White model is a more appropriate construct to value its employee share options. The impact of this change starting from the second quarter in 2015 is immaterial.

(d)   New and amended standards adopted by the Company

        The following standards and amendments to standards became effective for annual periods on January 1, 2015 and have been adopted by the Company in the preparation of the Consolidated Financial Statements:

IAS 19	Defined Benefit Plans; Employee Contributions
Improvements to 2010 - 2012 cycle	Amendments to IFRS2, IFRS3, IFRS8, IAS 16 and IAS 24
Improvements to 2011 - 2013 cycle	Amendments to IFRS3, IFRS13, IAS 40

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

Annual Improvements 2011-2013 Cycle

        In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards. This included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards, which has no impact on the Company since the Company is an existing IFRS preparer.

        The adoption of these new standards and amendments did not materially impact the Company's financial position or results of operations. Other standards, amendments and interpretations which are effective for the financial year beginning on January 1, 2015 are not material to the Company.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

(d)   New and amended standards not yet adopted by the Company

IFRS 9	Financial Instruments
IFRS 10, 12 and IAS 28	Amended / Investment Entities; Applying the Consolidation Exception
Amended / Sale or Distribution of Assets between Investor and its Associate or JV
IFRS 11	Amended / Accounting for Acquisitions of Interests in Joint Operations
IFRS 14	Regulatory Deferral Accounts
IFRS 15	Revenue from Contracts With Customers
IAS 1	Amended / Disclosure Initiative
IAS 16 and 38	Amended / Clarification of Acceptable methods of Depreciation and Amortization
IAS 16 and 41	Amended / Agriculture / Bearer Plants
IAS 27	Amended / Equity Method in Separate Financial Statements
Improvements to 2012 - 2014 cycle	Amendments to IFRS5, IFRS7, IAS 19 and IAS 34
IFRS 16	Leases

        A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2016, and have not been applied in preparing these Consolidated Financial Statements. None of these is expected to have a significant effect on the Consolidated Financial Statements of the Company except the following set out below:

        IFRS 9, 'Financial instruments', addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through Other Comprehensive Income and fair value through P&L. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive Income not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the 'hedged ratio' to be the same as the one management actually uses for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Company is still assessing the impact that the adoption of this new standard will have on its consolidated financial statements.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

        IFRS 15, 'Revenue from contracts with customers' deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 'Revenue' and IAS 11 'Construction contracts' and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Company is still assessing the impact that the adoption of this new standard will have on its consolidated financial statements.

        IFRS 16, 'Leases', establishes a new lease accounting model that eliminates the classification of leases as either operating leases or finance leases as required by IAS 17. Under the new model, a lessee is required to recognize: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the Statement of Comprehensive Loss. The standard is effective for annual periods beginning on or after January 1, 2019 and earlier application is permitted subject to simultaneous earlier adoption of IFRS 15. The Company is still assessing the impact that the adoption of this new standard will have on its consolidated financial statements.There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

2.3   Consolidation

        The Consolidated Financial Statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2015, 2014 and 2013. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

        Inter-company transactions, balances, income and expenses on transactions between uniQure companies are eliminated. Profits and losses resulting from inter-company transactions that are recognized in assets are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

2.4   Business combinations

        The Company applies the acquisition method to account for business combinations regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred and included in administrative expenses.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

        Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognized in profit or loss. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

2.5   Current versus non-current classification

        The Company presents assets and liabilities in the Statement of Financial Position based on current/non-current classification. An asset is current when it is:

  •
  expected to be realized or intended to be sold or consumed in normal operating cycle;

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

  •
  due to be settled within twelve months after the reporting period; or

  •
  not possible to defer the settlement of the liability by exercise of an unconditional right for at least twelve months after the reporting period.

        The Company classifies all other liabilities as non-current.

        Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.6   Fair value measurement

        The Company measures financial instruments such as derivatives, and non-financial assets at fair value at each reporting date. Fair value related disclosures for financial instruments and non-financial assets that are measured at fair value or where fair values are disclosed are summarized in Note 3.3.

        The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

2.7   Foreign currency translation

(a)   Functional and presentation currency

        Items included in the financial statements of each of uniQure's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency") which historically in all cases except uniQure Inc (US $) has been the Euro. The Consolidated Financial Statements are presented in Euro, which is the Company's functional and presentation currency.

(b)   Transactions and balances

        Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit and loss.

        Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented within 'Finance income' or 'Finance expenses' while all other foreign exchange gains and losses are presented within 'Other losses—net' on the Consolidated Statement of Comprehensive Income.

c)     Group companies

        On consolidation, the assets and liabilities of foreign operations are translated into Euro at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in Other Comprehensive income. As the intercompany funding of the Company's Lexington operations is neither planned nor likely to be settled in the foreseeable future, the associated foreign exchange effect is presented as Other Comprehensive Income in the Other Reserves section of the Company's equity. On disposal of a foreign operation, the component of Other Comprehensive Income relating to that particular foreign operation is recognized in profit or loss.

        Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate of exchange at the reporting date.

2.8   Segment reporting

        Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of uniQure's activities are regularly reviewed by uniQure's chief operating decision maker as a separate operating segment. The Management Board is identified as the chief operating decision maker, and reviews the consolidated operating results regularly to make decisions about the resources and to assess overall performance. The Management Board regularly reviews total cash operating expenditures by departmental area (CEO, CFO, COO, CMO and CSO). The activities of uniQure are considered to be one segment, which comprises the

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

discovery, development and commercialization of innovative gene therapies and the segmental analysis is the same as the analysis for uniQure as a whole.

2.9   Notes to the Consolidated Cash Flow Statement

        The Consolidated Statement of Cash Flows has been prepared using the indirect method. The cash disclosed in the Consolidated Statement of Cash Flows is comprised of cash and cash equivalents. Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Cash flows denominated in foreign currencies have been translated at the average exchange rates. Exchange differences, if any, affecting cash items are shown separately in the cash flow statement. Interest paid and received, dividends received and income tax are included in the cash from operating activities.

        Further details are set out in Note 11 below.

2.10 Intangible Assets

(a)
Licenses

        Acquired patents have a definite useful life and are carried at cost less accumulated amortization and impairment losses. Amortization is calculated using the straight-line method to allocate the cost of licenses over their estimated useful lives (generally 20 years unless a license expires prior to that date). Amortization begins when an asset is available for use.

(b)
Research and development

        Research expenditures are recognized as expenses as incurred. Costs incurred on development projects are recognized as intangible assets as of the date that it can be established that it is probable that future economic benefits are attributable to the asset will flow to the Company, considering the asset's commercial and technological feasibility. This generally occurs when a filing is made for regulatory approval for commercial production, and when costs can be measured reliably.

c)
Goodwill

        Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the Statement of Comprehensive Loss.

        For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the CGUs, or groups of CGUs, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

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

d)
In-process research & development

        In-process research and development ("IPR&D") represents the fair value assigned to incomplete research projects that the Company acquires through business combinations which, at the time of acquisition, have not reached technical feasibility. The amounts are capitalized and are accounted for as indefinite-lived intangible assets, subject to impairment testing until completion, abandonment of the projects or when the research findings are commerzialized through a revenue generating project. Upon successful completion or commerzialization of a project, uniQure will make a determination as to the then useful life of the intangible asset, generally determined by the period in which the substantial majority of the cash flows are expected to be generated, and begin amortization. In case of abandonment the asset will be impaired.

2.11 Property, plant and equipment

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

  •
  Leasehold improvements periods between 5 - 15 years

  •
  Laboratory equipment periods between 5 - 10 years

  •
  Computer hardware/software 3 years

        The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

        Gains and losses on disposals are determined by comparing proceeds with the carrying amount and are recognized in the profit and loss.

        Operating leases and financial leases are described further in Note 2.28 below.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

2.12 Impairment of non-financial assets

        Assets that are not subject to amortization (whether or not they are ready for use) are tested annually or more frequently if impairment indicators exist. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (i.e., cash-generating units or CGU).

        In prior years the uniQure group was considered as one cash-generating unit, as all material assets were used in the development of gene therapies and management regularly reviewed all activities of the group as a single component (the "Corporate CGU"). As triggered by the commercialization of Glybera in September 2015, assets related to Glybera are considered as a separate cash-generating unit (the "Glybera CGU"). The Glybera CGU includes the capitalized development cost and the related Xenon and AmpliPhi licences. The value-in-use method was used in performing the impairment test of the Glybera CGU in 2015. Refer to note 6 for a discussion regarding the impairment charge recorded in 2015. The goodwill recognized during the 2014 acquisition of Innocard is not related to the Glybera product, and therefore it remained within the Corporate CGU and was not allocated to the Glybera CGU.

        The impairment review methodology for the Corporate CGU is based on the fair value less cost of disposal concept. In this concept uniQure compares the enterprise value (calculated by multiplying the outstanding shares as per the valuation date by the price of an ordinary share) plus the Company's debt and less the Company's cash, with the carrying amount of the cash-generating unit. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Non-financial assets, other than goodwill, that have been previously impaired are reviewed for possible reversal of the impairment at each subsequent reporting date.

2.13 Financial instruments—initial recognition and subsequent measurement

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

        The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred 'loss event'), has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

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

  d)
  Contingent consideration

        As part of existing and future purchase agreements and following a purchase price allocation, the Company could present amounts of contingent consideration. These amounts will be reviewed at any reporting cycle and any changes to the fair value of the contingent consideration will be recognized in the Consolidated Statement of Comprehensive Loss.

2.14 Financial assets and liabilities

        Financial assets and financial liabilities are included in uniQure's Statement of Financial Position when uniQure becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Non-derivative financial instruments

Cash and cash equivalents

        Cash and cash equivalents include bank balances, demand deposits and other short-term, highly liquid investments (with less than three months to maturity) that are readily convertible into a known amount of cash and are subject to an insignificant risk of fluctuations in value.

Trade receivables

        Trade receivables are amounts due from customers for license fee payments, services performed in the ordinary course of business and sale of goods. If collection is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment, if any.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

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

Trade payables

        Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Trade payables are measured at fair value.

Equity instruments

        Equity instruments issued by uniQure are recorded at the proceeds received. Direct issuance costs are processed as a deduction to equity.

Derivative financial instruments

        uniQure does not have a policy of engaging in speculative transactions, nor does it issue or hold financial instruments for trading purposes.

        uniQure had entered into various financing arrangements with its shareholders prior to its initial public offering, including convertible loans. These convertible loans each included embedded financial derivative elements (being the right to acquire equity in the Company at a future date for a pre-determined price). Therefore, while uniQure does not engage in speculative trading of derivative financial instruments, it may hold such instruments from time to time as part of its financing arrangements.

        Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss is recognized in the Consolidated Statement of Comprehensive Loss, as the Company currently does not apply hedge accounting.

2.15 Impairment of financial assets

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

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

2.16 Offsetting financial instruments

        Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or the counterparty.

2.17 Inventories

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

2.18 Equity

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

Convertible loan

        Where the Company issues convertible loans that do not have the unconditional right to avoid delivering cash or a variable number of shares to settle obligations towards loan note holders, the Company accounts for such loan notes as containing an element that would qualify as a financial liability. Convertible loans are split into a debt component and a separate conversion option component. The conversion option is recognized initially at fair value, based on a probability-weighted scenario analysis. The debt component is the residual amount after deducting from the fair value of the

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

loan as a whole (i.e., the issuance proceeds) the amount separately determined for the conversion option component. The debt component is subsequently carried at amortized cost using the effective interest rate method. When estimates regarding the amount or timing of payments required to settle the obligation change, then the carrying amount of the financial liability is adjusted to reflect actual and revised estimated cash flows. The carrying amount is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. Such adjustments are recognized as income or expense in the income statement. Any incremental costs of the loan are deducted from the carrying amount and are amortized over the term of the convertible loan under the effective interest rate method.

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

2.19 Borrowings

        Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit and loss over the period of the borrowings using the effective interest rate method.

2.20 Deferred corporate income taxes

        To the extent that any tax expense would arise, it would comprise current and deferred tax. Tax effects are recognized in profit and loss, except to the extent that they relate to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

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

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

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

2.21 Employee benefits

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

2.22 Share-based compensation

uniQure share option plans

        The Company operates two share-based payment plans (2012 Plan and 2014 Plan), that both are equity settled share option plans under which options have been granted in 2012 and 2013 (2012 Plan)

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

and in 2014 and 2015 (2014 Plan). The 2014 Option Plan enables various awards such as the granting of options and Restricted Stock Units (RSU's).

        The fair value of services received in exchange for the grant of options is recognized as an expense, with a corresponding adjustment to a reserve in equity. The total amount to be expensed over the vesting period, if any, is determined by reference to the fair value of the options granted and based on the share price at grant and the vesting conditions. For the equity-settled option plan, the fair value is determined at the grant date. For share-based payments that do not vest until the employees have completed a specified period of service, uniQure recognizes the services received as the employees render service during that period. For the allocation of the expenses to be recognized, the Company treats each installment of a graded vesting award as a separate share option grant. The share options' vesting period, under the 2012 Plan is as follows: 33.33% vests after one year from the initial vesting date and the remaining 66.66% vests daily on a straight-line pro rata basis over years two and three. Under the 2014 Plan, in principle the first 25% vests after one year from the initial grant date and the remainder vests in equal quarterly installments, straight line over years two, three and four.

        In January 2014 the Company entered into a collaboration and license agreement with 4D Molecular Therapeutics, or 4D, to discover and optimize AAV vectors. In consideration of thie collaboration the Company granted options to the shareholders of 4D to purchase an aggregate of 609,744 ordinary shares in connection, and will recognize resulting share-based payment expense over three years (4D Option Plan). The total amount to be expensed over the vesting period, if any, is determined by reference to the fair value of the options granted.

Restricted stock units (RSU's)

        Under the 2014 Incentive Plan the Company granted in October 2014 RSU's to the former CEO. All of these RSU's vested in March 2016. The fair value of this grant on the date of grant has been recognized on a straight-line basis in expense over the period from initial grant through to the vesting date, with a corresponding adjustment to equity.

        At each reporting date, the Company revises its estimates of the number of RSU's that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the Consolidated Statement of Comprehensive Loss and a corresponding adjustment to equity.

2.23 Provisions

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

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

2.24 Revenues

        Revenues comprise the fair value of the consideration received or receivable for the sale of licenses, services and goods in the ordinary course of the Company's activities. Revenues are shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Company. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company's activities, as described below.

  License revenues

        License revenues consist of upfront payments and milestone payments.

  (a)
  Upfront payments

        Revenues from non-refundable, up-front payments are initially reported as deferred revenue on the Consolidated Statement of Financial Position and are recognized as revenue over the period of the development, commercialization, collaboration or the manufacturing obligation.

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

2.25 Other income

        uniQure's other income comprises certain subsidies that support uniQure's research efforts in defined research and development projects. These subsidies generally provide for reimbursement of approved costs incurred as defined in various grants. Government grants relating to costs are deferred and recognized in profit and loss over the period necessary to match them with the costs that they are intended to compensate.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

2.26 Government grants

        The Company receives certain government and regional grants that support its research efforts in defined projects. These grants generally provide for reimbursement of approved costs incurred as defined in the respective grants. Income in respect of grants includes contributions towards the costs of research and development. Income is recognized when costs under each grant are incurred in accordance with the terms and conditions of the grant and the collectability of the receivable is reasonably assured.

        Government and regional grants relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs they are intended to compensate. When the cash in relation to recognized government or regional grants is not yet received the amount is included as a receivable on the Consolidated Statement of Financial Position.

        Where the grant income is directly related to the specific items of expenditure incurred, the income will be netted against such expenditure. Where the grant income is not a specific reimbursement of expenditure incurred, the Company includes such income under 'Other income' in the Consolidated Statement of Comprehensive Loss.

        Grants or investment credits may be repayable if uniQure successfully commercializes a relevant program that was funded in whole or in part by the grant or investment credit within a particular timeframe. Prior to successful commercialization, uniQure does not make any provision for repayment.

2.27 Recognition of research and development expenses

        Research expenditures are recognized as expenses when incurred. Development expenditures are expensed as incurred except when certain criteria for capitalization as intangible assets are met (Note 2.10). At each reporting date, the Company estimates the level of service performed by the vendors and the associated cost incurred for the services performed.

2.28 Leases

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

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

2. Summary of Significant Accounting Policies (Continued)

        Each finance lease payment is allocated between the liability and finance charges in order to achieve a constant rate on the finance balance outstanding. The finance balances, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to profit and loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The laboratory and office equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

2.29 Dividend distributions

        Dividend distributions to the Company's shareholders are recognized as a liability in uniQure's Consolidated Statement of Financial Position in the period in which the dividends are approved by the Company's shareholders. To date uniQure has not paid dividends.

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

        Financial risk management is carried out by the finance department. The finance department identifies and evaluates financial risks and hedges these risks if deemed appropriate. The Company has continued to strengthen the finance department which is responsible for financial risk management, through the appointment of additional senior personnelA new CFO joined the Company on January 1, 2015. There have been no changes in the Company's financial risk management policies since December 31, 2014.

(a)   Market Risk

  (i)
  Foreign exchange risk

        The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro and to a lesser extent to the British Pound. Foreign exchange risk arises as the Company acquires certain materials and pays for certain licenses and other services in these currencies.

        At December 31, 2015 group entities owed €0.3 million (2014: €1.7 million) net trade payables denominated in U.S. Dollars, and €0.1 million (2014: €0.3 million) denominated in British Pounds.

        Foreign currency denominated trade receivables and trade payables are short term in nature (generally 30 to 45 days). As a result foreign exchange rate movements on trade receivables and trade payables during the years presented had a sizable effect on the financial statements. The Group has certain investments in US-operations, whose net assets are exposed to foreign currency translation risk. At December 31, 2015, if the euro had weakened 10 percent against the US dollar with all other

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

3. Financial Risk Management (Continued)

variables held constant, the result before corporate income taxes period would have been €5.0 million higher (2014: €3.4 million), and other comprehensive income would have been €1.6 million higher (2014: €1.1 million). Conversely, if the euro had strengthened 10 percent against the US dollar with all other variables held constant, result before corporate income taxes would have been €5.0 million lower (2014: €3.4 million), and other comprehensive income would have been €1.1 million lower (2014: €1.1 million).

        The sensitivity in the 2015 net result to fluctuations in foreign currency exchange rates is attributable to the fact that the majority of cash and cash equivalents at December 31, 2015, were held in US dollars. This is partly offset against the Hercules venture debt loan with a nominal value in US dollars of 20 million. The sensitivity in Other Comprehensive Income to fluctuations in exchange rates is related to the funding by the Dutch holding company of the investing and operating activities of the Company's U.S. based entity.

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

  (iii)
  Cash flow and fair value interest rate risk

        The Company's interest rate risk arises from short and long-term borrowings. The Company has no borrowings with variable rates and is not exposed to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. In July 2013 the Company entered into an agreement with Hercules Technology Growth Capital for a $10 million US-dollar denominated loan, which was subsequently amended in July 2014 to increase to a total loan amount of $20 million and in December 2015 to prolong the interest-only period by three months.

        At December 31, 2015 if interest rates on borrowings had been 1.0% higher/lower with all other variables held constant, pre-tax results for the year would have been €180,000 (2014: €114,000) lower/higher as a result of changes in the fair value of the borrowings. The effect of a change in interest rates of 1.0% on borrowings would have had an insignificant effect on pre-tax results for the year as a result of changes in the fair value of the venture debt facility.

(b)   Credit Risk

        Credit risk is managed on Company basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to wholesale customers, including outstanding receivables and committed transactions.

        The Company has currently no significant wholesale debtors other than Chiesi and BMS. Please refer to Notes 17 and 28 for further information on the Company's relationship with Chiesi and BMS.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

3. Financial Risk Management (Continued)

        The security deposit under other non-current assets represents the amount the Company paid to the landlord in September 2013 in relation to the facility in Lexington, Massachusetts. The deposit is neither impaired nor past due.

        As of December 31, 2015 and December 31, 2014, the majority of uniQure's cash and cash equivalents were placed at the following banks:

	As of December 31,
	2014		2015
(€ in thousands)	Amount	Credit Rating	Amount	Credit Rating
Bank
Rabobank(1)	53,117	Aa2	203,415	Aa2
Commerzbank(1)(2)	102	—	117	Baa1

Total	53,219		203,532

(1)
Ratings are by Moody's

(2)
In July 2014, the Company acquired uniQure GmbH, which holds an account with Commerzbank.

        The policy to accept banks and financial institutions with a minimum rating of "A" has been adapted to also accept Commerzbank (with a Baa1 rating). uniQure GmbH, acquired by the Company in July 2014, holds an account with Commerzbank. There are no financial assets past due date or impaired. No credit limits were exceeded during the reporting period.

(c)   Liquidity Risk

        Management considers uniQure's cash and cash equivalents as of December 31, 2015 are sufficient to carry out the business plans going forward for at least 12 months from the date of these Consolidated Financial Statements. Prudent liquidity risk management implies maintaining sufficient cash, and planning to raise cash if and when needed, either through issue of shares or through credit facilities. Management monitors rolling forecasts of uniQure's liquidity reserve on the basis of expected cash flow.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

3. Financial Risk Management (Continued)

        The table below analyzes the Company's financial liabilities in relevant maturity groupings based on the length of time until the contractual maturity date, as at the reporting date.

	LESS THAN 1 YEAR	BETWEEN 1 AND 2 YEARS	BETWEEN 2 AND 5 YEARS	OVER 5 YEARS	UNDEFINED
	(€ in thousands)
At December 31, 2014
Borrowings (excl. Financial lease liabilities)	1,710	7,773	11,480	—	—
Financial lease liabilities	168	134	—	—	—
Trade and other payables	9,449	—	—	—	—
Contingent consideration	—	—	—	—	14,500
Derivative financial instruments	852	—	—	—	—

Total	12,179	7,907	11,480	—	14,500

At December 31, 2015
Borrowings (excl. Financial lease liabilities)	7,062	8,360	6,528	—	—
Financial lease liabilities	134	—	—	—	—
Trade and other payables	11,086	—	—	—	—
Contingent consideration	—	—	—	—	14,500
Derivative financial instruments	1,230	—	530	—

Total	19,512	8,360	7,058	—	14,500

        Disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying value balances as the impact of discounting is not significant.

        Due to uncertainty of timing of achieving milestones, the amount for contingent consideration is classified as undefined in time. As at December 31, 2015 the Company expects having to settle the milestone obligations between 2017 and 2020. When due, the obligations can be settled either in cash or in a variable number of Company shares.

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

        The total amount of equity as recorded on the Statement of Financial Position is managed as capital by the Company.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

3. Financial Risk Management (Continued)

3.3   Fair value estimation

        For financial instruments that are measured on the Consolidated Statement of Financial Position at fair value, IFRS 7 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

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

        As of December 31, 2015 and 2014 financial instruments at fair value through profit and loss amounted to a gain of €440,000 and €87,000 respectively.

        The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to ascertain the fair value of an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

        The carrying amount of a financial asset or financial liability is a reasonable approximation of the fair value and therefore information about the fair values of each class has not been disclosed.

	Level 1	Level 2	Level 3	Total
	(€ in thousands)
At December 31, 2014
Derivative financial instruments—related parties(1)	—	—	645	645
Borrowings—derivative (warrants)(1)	—	—	207	207
Contingent consideration	—	—	1,454	1,454

	—	—	2,306	2,306

(1)
The 2014 presentation was revised to correctly present as Level 3 instead of Level 2.

	Level 1	Level 2	Level 3	Total
	(€ in thousands)
At December 31, 2015
Derivative financial instruments—related parties	—	—	992	992
Borrowings—derivative (warrants)	—	—	238	238
BMS related instruments	—	—	530	530
Contingent consideration	—	—	2,687	2,687

	—	—	4,447	4,447

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

3. Financial Risk Management (Continued)

        Changes in Level 3 items during the years ended December 31, 2014, and 2015 are as follows.

	Contingent consideration	Derivative financial instruments	Total
	(€ in thousands)
At January 1, 2014	—	939	939
Acquisition of InoCard GmbH (note 5)	1,301	—	1,301
Fair value adjustments recognized in profit or loss	153	(87)	66

At December 31, 2014	1,454	852	2,306

Additions (note 4.1)	—	2,621	2,621
Allocation to shareholders' equity	—	(1,273)	(1,273)
Fair value adjustments recognized in profit or loss	1,233	(440)	793

At December 31, 2015	2,687	1,760	4,447

  Group valuation processes

        The fair value of the level 3 liabilities as of December 31, 2015 has been calculated using a Net Present Value calculation in relation to the contingent consideration; key inputs were the probability of success of achieving the various milestones as well as the time at which they were estimated to have been achieved.

        Further information regarding the fair value of derivative financial instruments as of December 31, 2015 is included in note 4.1 'BMS warrants' and note 4.1 'Valuation of warrants'.

4. Critical accounting estimates and judgments

        The preparation of Financial Statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses in the Consolidated Financial Statements. The estimates that have a significant risk of causing a material adjustment to the Financial Statements include those utilized for share-based compensation, recognition of revenues and the cost of license revenues, the fair value of derivatives and other financial instruments. Actual results could differ materially from those estimates and assumptions.

        The preparation of Financial Statements in conformity with IFRS also requires the Company to exercise judgment in applying the accounting policies. Critical judgments in the application of the Company's accounting policies relate to research and development expenditures, impairment of goodwill and in-process R&D, income taxes.

        Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

4. Critical accounting estimates and judgments (Continued)

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

  Revenue recognition

        The Company to date generates almost its entire revenues through its license and collaboration agreements. Such agreements may consist of multiple elements and provide for varying consideration terms—reimbursement for services rendered, product sales, up-front fees and milestone payments—requiring significant analysis by management in order to determine the appropriate method of revenue recognition.

        Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated collaboration period. Such analysis requires considerable estimates and judgments to be made by management, including the relative fair values of the various elements included in such agreements and the estimated length of the respective performance periods.

        The Company has received, and may continue to receive from time to time, non-refundable payments, such as target designation fees, in connection with the BMS collaboration agreement. Revenues from such non-refundable payments are initially reported as deferred revenue and are recognized as license revenue over the period of performance.

        The Company is eligible to receive reimbursement for services rendered under certain collaboration agreements. Under IAS 18, when the outcome of a transaction involving the rendering of services cannot be estimated reliably, revenue shall be recognized only to the extent of the expenses recognized that are recoverable. The Company generally recognizes collaboration revenue upon the invoicing of its collaboration partners for such approved, reimbursable services.

        The Company is also eligible to receive various payments associated with certain clinical, regulatory and sales-related milestones. Milestone payments are accounted for in accordance with IAS 18, which allows for the recognition of consideration contingent on the achievement of a substantive milestone in the period in which the milestone payment is receivable and its receipt probable. To be considered a substantial milestone, the Company must evaluate the following criteria: (1) the reasonableness of the milestone payments compared to the effort, time and cost to achieve the milestones, (2) whether a component of the milestone payments relates to other agreements or deliverables and (3) the existence of cancellation clauses requiring the repayment of milestone amounts received under the contract, (4) the risks associated with the achievement of the milestone and (5) obligations under the contract that must be completed to receive payment or penalty clauses for failure to deliver.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

4. Critical accounting estimates and judgments (Continued)

BMS collaboration agreement

        The Company evaluated the collaboration agreement with BMS and determined that it is a revenue arrangement with multiple components, or performance obligations. The Company's substantive performance obligations under the collaboration agreement include an exclusive license to its technology in the field of cardiovascular disease, research and development services. In accordance with IAS 18 combined with guidance and good practices with respect to multiple-element arrangements, the Company analysed the BMS agreements in order to determine whether the components, including license and performance obligations such as research and development activities, can be separated and reliably measured, or whether all the deliverables must be accounted for as a single unit of accounting.

        The Company concluded that the license does not have value that can be reliably measured on a stand-alone basis and therefore does not represent a separate unit of accounting. Facts that were considered included the development of the lead S100A1 product candidate, noting that because S100A1 has not entered into clinical studies nor has the gene therapy been fully developed and tested, the license has little or no value to BMS without the ensuing research and development activities using the Company's proprietary technology platform. Likewise, the Company believes BMS could not sell the license to another party without the Company agreeing to provide the research and development services for the other party. As such, the Company concluded that the multiple elements associated with the BMS collaboration agreement represented one unit of accounting.

        Under the terms of the agreements, the Company received an upfront cash payment from BMS of $50 million (€45.0 million). In addition, BMS purchased 1,112,319 of its ordinary shares at a price of $33.84 per share, resulting in net proceeds of $37.6 million (€33.4 million). The Company evaluated the stock purchase agreement and the collaboration agreement as one arrangement and determined that the difference between the additional net proceeds and the fair value of the shares should be part of the total consideration. The shares purchased by BMS are recorded at fair value based on the quoted share price of $22.86 on the date immediately prior to the execution date of the agreement, ($25.4 million; €22.6 million) resulting in a remaining aggregate arrangement consideration, or equity premium, of $12.2 million (€10.8 million). The Company deferred the recognition of the upfront cash payment and the equity premium over fair market value. These amounts are being recognized as revenue over the period of the performance obligations, which includes research and development activities. The Company estimates the performance period to be nineteen years, commencing on the effective date of May 21, 2015. The amortization of deferred revenue will be presented as license revenues in the Consolidated Statement of Comprehensive Loss on a straight-line basis.

        Additionally, BMS was granted two warrants, the Seventh Collaboration Warrant and the Tenth Collaboration Warrant, providing BMS the right to purchase an additional 10% equity ownership immediately after the exercise of said warrants. The Company has determined that BMS' rights to acquire equity in the future are derivative financial instruments, the fair market value of which will reduce the amount of deferred revenue to be recognized on the Company's Consolidated Statement of Financial Position.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

4. Critical accounting estimates and judgments (Continued)

Share-based payments

        The Company issues share-based compensation awards, in the form of options to purchase ordinary shares, to certain of its employees, management board members, supervisory board members and consultants. The Company measures share based compensation expense related to these awards by reference to the estimated fair value of the award at the date of grant. The total amount of the awards is expensed over the estimated vesting period. Up to January 2015 the Company used the Black-Scholes option pricing model to determine the fair value of option awards, which requires the input of various assumptions that require management to apply judgment and make assumptions and estimates, including:

  •
  the expected life of the option award, which we used to estimated based on a weighted average expected option life for the entire participant group;

  •
  the expected volatility of the underlying ordinary shares, which is estimated based on the historical volatility of a peer group of comparable publicly traded companies with product candidates in similar stages of development; and

  •
  historically, the fair value of our ordinary shares determined on the date of grant.

        Since February 2015 the Company uses a Hull & White option model. The model captures early exercises by assuming that the likelihood of exercises will increase when the stock-price reaches defined multiples of the strike price. This analysis is included for the full contractual term.

        At each reporting date, the Company revises its estimate of the number of options that are expected to become exercisable. The Company recognizes the impact of the revision of original estimates, if any, in the statement of comprehensive income and a corresponding adjustment to equity. The Company expects all vested options to be exercised over the remainder of their contractual life. The Company considers the expected life of the options to be in line with the average remaining term of the options post vesting.

        The Company accounts for share options as an expense in the statement of comprehensive loss over the estimated vesting period, with a corresponding contribution to equity.

Contingent consideration

        In 2014, following the InoCard transaction the Company recorded a contingent consideration at the July 31 acquisition date of €1,301,000. The fair value of the contingent consideration is determined at each reporting date based on the available information regarding the timing and probability of success of the milestone payments as well as for the passage of time. Varying, next to the passing of

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

4. Critical accounting estimates and judgments (Continued)

time, the unobservable inputs such as the timing and Probability of Success in achieving the milestones, results in the following fair value changes:

	2014	2015
	(€ in thousands)
Change in fair value
Moving out of all milestones by 6 months	(8)	(287)
Increasing the POS for the first milestone by 20%	735	537
Decreasing the POS for the first milestone by 20%	(429)	(537)
Reducing the discount rate from 30% to 20%	734	1,128
Increasing the discount rate from 30% to 40%	(103)	(514)

        In addition, the fair value of the contingent consideration is affected by the timing of future products sales that will trigger further royalty payments to the former shareholders of InoCard.

  BMS warrants

        Upon the closing of the BMS collaboration in the second quarter of 2015, the Company recorded derivative financial liabilities related to the transaction. Pursuant to the terms of the agreements BMS was required to purchase from the Company a certain number of shares prior to December 31, 2015 such that BMS' equity ownership in the Company's issued and outstanding ordinary shares would be equal to 9.9% immediately after the closing of such purchase ("Second Closing"). The purchase price per ordinary share would be equal to 110% of the Volume Weighted Average price ("VWAP") for the 20 trading days ending on the date that is 5 days prior to the Second Closing. The timing of the investment was at the sole discretion of BMS.

        Additionally, BMS was granted two warrants, the Seventh Collaboration Warrant and the Tenth Collaboration Warrant (as defined in the respective agreements), providing BMS the right to purchase an additional 10% equity ownership immediately after the exercise of each such warrants, respectively. The Seventh Collaboration Warrant, which enables BMS to purchase a specific number of uniQure ordinary shares such that its ownership will equal 14.9% immediately after such purchase, can be exercised on the later of (i) the date on which uniQure receives from BMS the Target Designation Fees (as defined in the collaboration agreements) associated with the first six New Targets (as defined in the collaboration agreements) and (ii) the date on which BMS designates the sixth New Target. The Tenth Collaboration Warrant, which enables BMS to purchase a specific number of uniQure ordinary shares such that its ownership will equal 19.9% immediately after such purchase, can be exercised on the later of (i) the date on which uniQure receives from BMS the Target Designation Fees (as defined in the collaboration agreements) associated with the first nine New Targets (as defined in the collaboration agreements) and (ii) the date on which BMS designates the ninth New Target.

        The exercise price in respect of each warrant will be equal to the greater of (i) the product of (A) $33.84, multiplied by (B) a compounded annual growth rate of ten percent (10%); and (ii) the product of (A) 1.10, multiplied by (B) the VWAP for the 20 trading days ending on the date that is five trading days prior to the date of a notice of exercise delivered by BMS.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

4. Critical accounting estimates and judgments (Continued)

        The Company has assigned a fair market valuation to the three financial instruments as described above. The methodology applied a Monte-Carlo simulation, resulting in a financial liability recognized as of the effective date of the BMS agreements. The change in fair market value of the two warrant agreements between the effective date of the agreement and the end of the reporting period was accounted for in the Statement of Comprehensive Loss.

        The valuation model incorporated several inputs, including the underlying share price at both the closing of the collaboration agreement and the reporting date, the risk free rate adjusted for the period affected, an expected volatility based on a peer group analysis, the expected yield on any dividends, and management's expectations on the timelines of reaching certain defined trigger events for the exercising of the warrants, as well as management's expectations regarding the number of ordinary shares that would be issued upon exercise of the warrants. Additionally, the model assumes BMS will exercise the warrants only if it is financially rational to do so. Given the nature of these input parameters, the Company has classified the analysis as a level 3 valuation.

        In July 2015, BMS notified the Company of its intent to complete the Second Closing, and on August 7, 2015, the Company issued an additional 1,275,789 of its ordinary shares to BMS for aggregate consideration of $37.9 million (€34.7 million). Changes in the fair market value of this financial instrument between May 21 and August 7, 2015 are presented as income in the Statement of Comprehensive Loss for the period ended December 31, 2015. The remaining €1.3 million derivative financial liability was credited to equity.

        Exercise of the Seventh Collaboration Warrant and the Tenth Collaboration Warrant is expected to occur within 2 and 4 years after the reporting date.

        The fair market valuation of the financial instruments arising from the BMS agreements resulted in a combined financial liability of €2,621,750 as of the effective date of the BMS collaboration and €530,000 as of December 31, 2015. After the completion of the equity investment on August 7, 2015 the fair market value presented covers only the fair market value related to the two BMS related warrants. In accordance with International Accounting Standard 39—Financial Instruments: Recognition and Measurement, the change in fair market value between initial recognition and the December 31, 2015 reporting date was recorded in Finance Income / expense, as a net gain of €817,250 for the reporting period. This amount includes the change in fair market value on the two remaining financial instruments of €590,250 and an amount of €227,000 related to the change in fair market value of the Second Closing between initial recognition and the completion of the Second closing that occurred on August 7, 2015.

        The fair market valuation assumes an annualized volatility of 65% for the Seventh and Tenth Collaboration Warrants.

        The Company conducted a sensitivity analysis to assess the impact on the fair market valuation of changing certain assumptions. Specifically, the Company examined the impact on the fair market valuation of the financial instruments assuming annualized volatility of 65% for the Seventh and Tenth Collaboration Warrants and the Second Closing. A further sensitivity analysis was performed assuming the exercise date of the warrants would occur one year later than what was assumed in the initial

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

4. Critical accounting estimates and judgments (Continued)

valuation. The table below illustrates the impact on the fair market valuation associated with these changes in assumptions.

	7th warrant	10th warrant	Total FMV
	(€ in thousands)
Base case	284	246	530
Increase volatility by 10% to 75%	408	348	756
Extend exercise dates by one year	308	258	566

  Valuation of Warrants

        With the venture debt loan facility and after the conversion of the convertible loan in 2013 the Company is accounting for the valuation of warrants (total warrants as per December 31, 2015: 170,802 (2014: 170,802), with a corresponding carrying value of €1,230,000 (2014: €852,000). The fair value of the warrants is based on the Black-Scholes model. Assumptions are made on inputs such as time to maturity, the share price, volatility and risk free rate, in order to determine the fair value per warrant. In addition there is an assumption on foreign exchange to calculate the euro value of the Hercules warrants.

        The effect, when some of these underlying parameters would deviate by 10% up or down, is presented in the below table.

	Share Price	Volatility	Time to Maturity
	€	€	€
–10%	1,025,000	1,163,000	1,196,000
Base Case	1,230,000	1,230,000	1,230,000
+10%	1,442,000	1,296,000	1,262,000

4.2   Critical judgments in applying the entity's accounting policies

(a)   Corporate Income Taxes

        The Dutch corporate income tax act permits reporting pursuant to a consolidated tax regime, referred to as a fiscal unity. A fiscal unity is a combination of a parent and subsidiaries whereby formally the parent, in our case uniQure N.V., is the entity that is taxed for the consolidated profits of the fiscal unity.

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

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

4. Critical accounting estimates and judgments (Continued)

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

        As of each reporting date, the Company estimates the level of service performed by its vendors or other counterparties and the associated costs incurred for the services performed. As part of the process of preparing the Company's financial statements the Company is required to estimate its accrued expenses. This process involves reviewing quotations and contracts, identifying services that have been performed on the Company's behalf, estimating the level of service performed and the associated cost incurred for the service when it has not yet been invoiced or otherwise notified of the actual cost. The majority of the Company's service providers invoice the Company monthly in arrears for services performed or when contractual milestones are met. The Company makes estimates of its accrued expenses as of each reporting date in its financial statements based on facts and circumstances known to it at that time. The Company periodically confirms the accuracy of its estimates with the service providers and makes adjustments if necessary. The significant estimates in its accrued research and development costs are related to fees paid to clinical research organizations, or CROs, in connection with research and development activities for which the Company has not yet been invoiced. The Company bases its expenses related to CROs on its estimates of the services received and efforts expended pursuant to quotes and contracts with CROs that conduct research and development on its behalf.

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

(c)   Impairment of assets

        Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In the year ended December 31, 2015, management reviewed the carrying amount of these assets and determined that no adjustments to carrying values were required in addition to the impairment recorded in relation to the Glybera cash generating unit in September 2015 (see note 6).

        On assets that are not subject to amortization, the Company annually performs an impairment review based on the fair value less cost of disposal method. For the purpose of assessing impairment,

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

4. Critical accounting estimates and judgments (Continued)

the Company groups assets at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

        Assets that are subject to depreciation / amortization are reviewed for impairment whenever events or changes in circumstances occur.

        Since entering into the collaboration agreement with BMS in May 2015 the Company is actively engaged in multiple research and development programs. The Company continues to use all material assets in the development of gene therapy products in general. However, certain intangible assets are dedicate to the sole commercial product Glybera. Following Glybera's commercialization in September 2015, these assets form a separate cash-generating unit ("CGU"). During the twelve month period ended December 31, 2015 the Company recorded an €11,640,000 impairment loss for the assets included in this CGU. In determining the CGU's value in use management made various assumptions regarding the market size, revenues and gross margin from anticipates sales of Glybera.

5. Business combinations

        On July 15, 2014 the Company signed and on July 31, 2014 the Company closed an agreement to acquire all shares of InoCard GmbH. InoCard was founded in December 2013 as a spin-off of the University of Heidelberg, and is an early-stage biotechnology company focused on the development of gene therapy approaches for cardiac disease. InoCard has developed a novel gene therapy through preclinical proof of concept, for the one-time treatment of congestive heart failure (CHF). InoCard founder Prof. Patrick Most joined uniQure as Managing Director of uniQure in Germany.

        Under the terms of the agreement, InoCard shareholders received an upfront payment of approximately €3,000,000 (€1,500,000 in cash and €1,500,000 in uniQure shares (189,982 shares at closing of the transaction)), and will receive a further €14,500,000 in success-based milestone payments upon achieving certain clinical and regulatory targets. Upon a successful commercial launch of a developed product, the sellers will further receive a royalty payment of 0.5% of the net product sales. The amount of the €14,500,000 in milestones is payable, at the Company's sole discretion, in either cash or a variable number of Company shares, based on the then current stock price.

        The acquired entity, InoCard, effectively was a single-product business, fully focusing on the further development of gene therapy approaches for cardiac disease. All success based milestones relate to the further development of these programs and therefore these programs are deemed the only material asset of the entity. As such, the value of InoCard is assumed to be fully.represented by the fair value of the S100A1 program. As of the acquisition date the Company performed a purchase price allocation under IFRS 3 that resulted in a fair value assessment of the acquired IPR&D asset of €4,665,000.

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

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

5. Business combinations (Continued)

        The following table summarizes the consideration paid for InoCard and the amounts of the assets acquired and liabilities assumed, recognized at the acquisition date:

July 31, 2014
(€ in thousands)
Consideration paid:
Cash paid	1,463
Shares	1,500
Shares issued upon conversion of assumed convertible loan	17
Contingent consideration	1,301

Total Consideration	4,281

        The closing share price on July 31, 2014 was $10.22.

        Recognized amounts as at July 31, 2014, of identifiable assets acquired and liabilities assumed were as follows:

July 31, 2014
(€ in thousands)
Non-current assets
Intangible assets (excl. Goodwill)	4,665
Current assets
Cash and cash equivalents	373
VAT receivable	13
Non-current liabilities
Deferred tax liabilities	(1,379)
Current liabilities
Trade payables	(7)
Borrowings	(326)
Intercompany payables	(400)

Total identifiable net assets	2,939

Goodwill	1,342

        In relation to this acquisition an amount of €258,000 was recognized as transaction cost in the Selling, general and administrative expenses for the year ended December 31, 2014.

        The fair value of the contingent consideration is estimated as the expected (i.e., probability-weighted) present value of the milestone payments and based on a discount rate of 30%. The discount rate is derived from the high uncertainty of progressing from the current pre-clinical development stage through the various clinical stages before arriving at a commercial stage. The fair value of this contingent consideration will be re-measured at every reporting date with changes recognized in profit & loss for the period. The fair value could change as the timing or the probability of achieving the milestone payments changes, or due to the time value of money. The contingent consideration calculated at initial recognitions as €1,301,000 is accounted for as a liability. The maximum, undiscounted contingent consideration amounts to €14,500,000 upon achieving clinical milestones with an additional 0.5% royalty of future net product sales.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

5. Business combinations (Continued)

        The fair value of the contingent liability at December 31, 2015 amounts to €2,687,000 compared to €1,454,000 as at December 31, 2014 primarily as a result of unwinding the discount. The increase in fair value during 2015 of €1,233,000 was recorded in research and development expenses (2014: €153,000).

        The IPR&D is not recognized for tax purposes; therefore a deferred tax liability is recognized for this temporary difference. The deferred tax liability is based on the fair value of the IPR&D multiplied by the German tax rate of 29.58%, resulting in a deferred tax liability of €1,379,000. The IPR&D intangible asset together with the underlying patents were transferred to a Dutch group entity in 2015.The net deferred tax liability as well as goodwill were adjusted as at December 31, 2015 (see note 2.2a)

        The operational loss included in the Consolidated Statement of Comprehensive Loss from August 1, 2014 to December 31, 2014 contributed by InoCard GmbH was €400,000. No revenues were contributed by InoCard.

        Had InoCard been consolidated from January 1, 2014, the Consolidated Statement of Comprehensive Loss for the twelve months ended December 31, 2014 would show a pro-forma revenue of €0 and a pro-forma loss of €763,000.

6. Intangible assets

	LICENSE FEES	CAPITALIZATION OF DEVELOPMENT EXPENSES	IN-PROCESS RESEARCH & DEVELOPMENT	GOODWILL	CAPITALIZED SOFTWARE	TOTAL INTANGIBLE ASSETS
	(€ in thousands)
Cost	4,667	3,108	—	—	—	7,775
Accumulated amortization and impairment	—	—	—	—	—	—

Carrying amount January 1, 2014	4,667	3,108	—	—	—	7,775

Additions	225	3,703	4,665	1,342	—	9,935
Amortization charge	—	—	—	—	—	—

Carrying amount December 31, 2014	4,892	6,811	4,665	1,342	—	17,710

Cost	4,892	6,811	4,665	1,342	—	17,710
Accumulated amortization and impairment	—	—	—	—	—	—
Carrying amount December 31, 2014	4,892	6,811	4,665	1,342	—	17,710

Additions	451	2,499	—	—	68	3,018
Reductions	(77)	—	—	(900)	—	(977)
Amortization charge	(211)	(85)	(164)	—	—	(460)
Impairment	(2,789)	(8,851)	—	—	—	(11,640)

Carrying amount December 31, 2015	2,266	374	4,501	442	68	7,651

Cost	5,266	9,310	4,665	442	68	19,751
Accumulated amortization and impairment	(3,000)	(8,936)	(164)	—	—	(12,100)
Carrying amount December 31, 2015	2,266	374	4,501	442	68	7,651

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

6. Intangible assets (Continued)

        All intangible assets are owned by Dutch entities.

Licenses

        The carrying amount of uniQure's licenses by licensor is set out below:

	DECEMBER 31,
	2013	2014	2015
	(€ in thousands)
NIH	1,130	1,209	1,080
St. Jude	250	250	631
UCSF	244	244	219
4D Molecular Therapeutics	—	146	146
AmpliPhi	2,197	2,197	84
Protein Sciences Corporation	77	77	77
Xenon	765	765	29
Salk Institute	4	4	—

Total	4,667	4,892	2,266

        The amounts set out above arose as follows:

  National Institutes of Health

        In 2007, the Company acquired a license from the National Institutes of Health ("NIH") for an amount of €208,000 for the production of adeno-associated virus vectors. In 2011, the Company made and capitalized a payment to the NIH in the amount of €109,000 for a license to use AAV5. In October 2014, the Company made and capitalized a payment to the NIH in the amount of €79,000 for an amendment to the license to use adeno-associated viruses. In June 2013, when the agreements with Chiesi became unconditional, the Company capitalized a further €813,000. In 2015 the Company began amortizing the license over the patent period ending in 2022. Refer to note 2.2 regarding the amortization trigger.

  St. Jude Children's Hospital

        In 2008 uniQure entered into a license agreement with St. Jude, which was amended in 2012. The license rights relate to the expression of hFIX in gene therapy vectors. Capitalized costs include an initial prepayment and a milestone payment triggered by the dosing of the first patient for hemophilia B in July 2015. Refer to note 2.2 regarding the amortization trigger.

  University of California at San Francisco

        In 2012, the Company made and capitalized a payment to the University of California at San Francisco ("UCSF") of $300,000 (€244,000) in respect of the license to certain data, know-how, and other rights relating to the program for Parkinson's disease. In 2015 the Company began amortizing the license over the patent period ending in 2022.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

6. Intangible assets (Continued)

  Xenon

        In June 2001, the Company obtained a sub-license from Xenon Genetics, Inc. ("Xenon"), which was approved by Xenon's licensor, the University of British Columbia for an initial €140,000. Xenon granted the Company the exclusive worldwide rights to use the Xenon licensed technology and to use, manufacture, distribute and sell licensed products (as defined in the sub-license agreement). The contract provides for payment of license fees, milestone payments, and a portion of the royalties received from Chiesi, which will be payable to Xenon instead. Dependent upon the progress and success of the research and development activities and sales by the Company, future milestones are capitalized when payment is probable. In 2006, the Company paid a milestone of €70,000 that was capitalized. In 2012 the Company also made and capitalized a payment to Xenon Pharmaceuticals Inc. of CAN$ 200,000 (€155,000) in respect of Glybera's approval by EMA. In June 2013, when the agreements with Chiesi became unconditional, the Company capitalized a further €400,000.

  4D Molecular Therapeutics

        In January 2014, the Company made and capitalized a payment of $200,000 (€146,000) in accordance with its financial obligations relating to the further development of vector technologies.

  AmpliPhi

        In December 2006, the Company acquired a sub-license from Targeted Genetics Corporation (now renamed AmpliPhi Biosciences, Inc. ("AmpliPhi"). The sub-license was approved by AmpliPhi's licensor, the University of Pennsylvania. It is related to "AAV1 Vector" technology, and the recognized acquisition amount is €1,330,000, which was capitalized. In 2008, the Company paid and capitalized a milestone payment of €357,000 to AmpliPhi under the above license. In 2009, the Company capitalized a licensing milestone of $750,000 (€511,000) to AmpliPhi which became payable on the submission of the MAA of Glybera to EMA. In 2012, the Company made and capitalized a payment to AmpliPhi of $200,000 (€154,000) in accordance with its financial obligations relating to Glybera. On July 1, 2013, the Company altered the terms of the previous Glybera-related license agreement, entered into in 2012, with AmpliPhi Biosciences Corporation, reducing the capitalized amount by €155,000 (CAN$200,000).

  Other

        The cost of these licenses was recognized in June 2013 following the agreements with Chiesi. The licenses are being amortized over the patent period, starting 2015.

  Capitalization of development expenses

        On March 21, 2013 the Company started capitalizing development costs relating to Glybera. During 2015 the Company capitalized €2,499,000 (2014: €3,703,000).

        The Company commenced amortization of both capitalized development cost and associated licenses on September 1, 2015 following the first commercial sale of Glybera. Glybera development cost will be amortized over thirteen years on a straight-line basis. The related licenses will be amortized over the patent periods ending in 2019 and 2020, respectively.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

6. Intangible assets (Continued)

        The Company recorded a one-time, non-cash impairment charge of €11.6 million related to certain intangible assets related to Glybera on September 30, 2015. The impairment charge was calculated using a discounted cash flow model based on the Company's forecast of net cash flows to be generated by the sale of Glybera in Europe through 2029. The key assumptions in the model include the prevalence of LPLD in Europe, the eligible patient population, the estimated penetration rate of the addressable market, the year of presales, the unit price for Glybera and the applied weighted average cost of capital (WACC) based on the level of Glybera sales through the end of the reporting period and the forecasts provided by the Company's European commercial partner, the Company reduced its projected aggregate number of patients to be treated with Glybera. In addition, the Company believes certain recent commercial developments, including the ruling by the French National Authority for Health (Haute Autorite de Sante) to not provide reimbursement for Glybera. In Germany the AMNOG process has been completed and consensus has been reached with GKV-SV that Glybera will be administered, at least for the first few years, only in an in-patient setting in a few highly specialized centers, due to the novel method of gene therapy and the specific requirements related to the administration of the drug and its storage. As a consequence, Glybera will be offered only to hospital pharmacies and not in the retail market. The impact of these developments and changes to key management assumption materially reduced the Company's projected revenue and cash flow to be generated from the sale of Glybera over the forecast period.

        Until December 31, 2014 the Company considered the group as a whole to constitute one cash generating unit as all material assets had been deployed to the development of gene therapies and management had regularly reviewed all activities of our group as a single component. Following the commercialization of Glybera, the Company determines value in use at the level of the Glybera cash generating unit. This cash generating unit includes the capitalized development cost and the related Xenon and Ampliphi licences. The impairment loss was allocated pro rata to the intangible assets within the cash-generating unit. In determining the value-in-use the Company applied a WACC of 13.5%. The Company performed various sensitivity analysis to assess the impact of changing various key assumptions on the value-in-use. For example, changing the WACC by 1% results in a €0.2 million change in value-in-use. Changing the aggregate number of expected treatments by 10% results in a €0.6 million change in value-in-use. Finally, changing the expected unit price of Glybera by 10% results in a €0.7 million change in the value-in-use.

  In Process Research & Development (IPR&D)

        As part of the Company's acquisition of InoCard in July 2014, the Company acquired IPR&D that was considered to be an indefinite life intangible asset. In conjunction with the commencement of the BMS collaboration in the second quarter of 2015, the Company began amortizing, on a straight-line basis, the IPR&D over the 19-year performance period. The annual amortization expense is expected to be €0.2 million and will be presented as Cost of Goods Sold in the Company's Consolidated Statement of Comprehensive Loss.

  Goodwill

        Goodwill originates from the acquisition of InoCard in July 2014 (see note 2.2a regarding the correction as of December 31, 2015).

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

7. Property, plant and equipment

	LEASEHOLD IMPROVEMENTS	CONSTRUCTION IN PROCESS	LAB EQUIPMENT	OFFICE EQUIPMENT	TOTAL
	(€ in thousands)
Cost	1,264	1,285	3,134	1,383	7,066
Accumulated depreciation	(851)	—	(2,813)	(788)	(4,452)

Carrying amount January 1, 2014	413	1,285	321	595	2,614

Reclassifications	12,543	(15,355)	2,149	663	—
Additions	10	14,489	1,849	443	16,791
Depreciation charge	(804)	—	(218)	(517)	(1,539)
Currency translation effects	1,220	465	(20)	136	1,801

Carrying amount December 31, 2014	13,382	884	4,081	1,320	19,667

Cost	15,074	884	7,200	2,544	25,702
Accumulated depreciation	(1,692)	—	(3,119)	(1,224)	(6,035)

Carrying amountDecember 31, 2014	13,382	884	4,081	1,320	19,667

Reclassifications	166	(2,707)	2,485	56	—
Additions	—	2,473	3,325	277	6,075
Disposals	—	—	—	—	—
Depreciation charge	(1,704)	—	(1,627)	(651)	(3,982)
Currency translation effects	1,497	88	383	92	2,060

Carrying amount December 31, 2015	13,341	738	8,647	1,094	23,820

Cost	16,845	738	13,300	2,979	33,862
Accumulated depreciation	(3,504)	—	(4,524)	(1,885)	(9,913)
Depreciation on disposals	—	—	(129)	—	(129)

Carrying amount December 31, 2015	13,341	738	8,647	1,094	23,820

        Construction in Process ("CIP") at December 31, 2014 and 2015 related to the build-out of the manufacturing facility in Lexington, Massachusetts, that had started at the end of the second quarter of 2013. Amounts at December 31, 2015 additionally included the build-out of laboratories in Amsterdam.

        Total depreciation expense of €3,982,000 for the twelve months ended December 31, 2015 (twelve months ended December 31, 2014: €1,539,000, 2013: € 535,000) has been charged to research and development expense where it relates to the manufacturing facility and equipment, and to selling, general and administrative expense for other matters.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

7. Property, plant and equipment (Continued)

        Out of the total property, plant and equipment €3,833,437 (2014: €2,064,509) were owned by a Dutch and €19,986,412 (2014: €17,602,451) by foreign entities, thereof €19,831,384 (2014: €17,602,451) by the group's US entity.

8. Other Non-Current Assets

        As of December 31, 2015 and 2014, the amount represents a refundable security deposit for the lease payments of the Lexington, Massachusetts facility, paid in September 2013, accrued within finance income on the Consolidated Statement of Financial Position.

9. Trade and Other Receivables

	DECEMBER 31, 2014	DECEMBER, 31 2015
	(€ in thousands)
Receivables from related parties	2,426	3,792
Other receivables	588	276
Prepaid expenses	515	633
Social security and other taxes	439	821

Trade and other receivables	3,968	5,522

        The fair value of trade and other receivables approximates their carrying value. As of December 31, 2015 and December 31, 2014, all trade and other receivables were assessed as fully recoverable. The carrying amount of the Company's trade receivables are denominated in Euro and USD.

        The receivables from related parties as of December 31, 2015 relate to amounts due from Chiesi €2,865,000; (2014: €2,404,000) and BMS €927,000; (2014: nil) based on revenue recognized and expenses reimbursed.

        Other receivables at December 31, 2014 consist of certain deposits made in relation to the further build-out of the US facility and accrued income in relation to grants.

        The other classes within trade and other receivables do not contain impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

10. Inventories

	DECEMBER 31, 2014	DECEMBER, 31 2015
	(€ in thousands)
Raw materials	152	335
Intermediate products	48	100

Inventories	200	435

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

10. Inventories (Continued)

        Inventories as of December 31, 2015 were €435,000 (2014: €200,000). The amount includes the raw materials that are to be used to manufacture Glybera. Intermediate products include Glybera available to be sold.

11. Cash and Cash Equivalents

        As of December 31, 2015, the Company had €203.5 million of cash on hand, compared to €53.2 million as of December 31, 2014. The change primarily reflects the receipt of funds from the completion of a follow-on public equity offering in April 2015, the upfront payments and equity investments received from BMS in June and August 2015.

Supplemental information relating to the Cash Flow Statement

        Purchases of fixed assets and changes in trade and other payables exclude a non-cash item of €406,354 largely related to the purchase of fixed assets, which have not yet been paid as of December 31, 2015. (2014: €1,022,000 and 2013: €628,000).

        All non-cash items described above are excluded from the Consolidated Statement of Cash Flows on page F-6.

12. Shareholders' (Deficit)/Equity

        uniQure was incorporated on January 10, 2012. On January 31, 2014, we effected a 5-for-1 consolidation of our shares, which had the effect of a reverse share split. All share, per-share and related information presented in these Consolidated Financial Statements has been retroactively adjusted, where applicable, to reflect the impact of this reverse share split.

        As at December 31, 2015, the Company's authorized share capital is €3,000,000, divided into 60,000,000 ordinary shares, each with a nominal value of €0.05. Under Dutch law, the authorized share capital is the maximum capital that the Company may issue without amending our articles of

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

12. Shareholders' (Deficit)/Equity (Continued)

association. In preparation of its February 2014 initial public offering the Company converted its class A, class B and class C ordinary shares into one single class of ordinary shares.

Date	Description	Number of Shares	Share Capital Amounts	Share Premium Amounts	Total Equity Amounts
			(€ in thousands)	(€ in thousands)	(€ in thousands)
January 1, 2014	Brought forward	12,194,906	610	142,459	143,069
February 5, 2014	Initial Public Offering	5,400,000	270	61,683	61,953
July 31, 2014	Issuance of shares	192,128	10	1,507	1,517
September - December 2014	Exercise of options	305,160	15	462	477

2014	Total	5,897,288	295	63,652	63,947

December 31, 2014		18,092,194	905	206,111	207,016

April 15, 2015	Issuance of shares / Follow on offering	3,000,000	150	77,729	77,879
Juni 12, 2015	First Equity investment BMS	1,112,319	56	22,501	22,557
August 7, 2015	Second Equity investment BMS	1,275,789	64	35,910	35,974
2015	Exercise of options	847,642	41	2,552	2,593

2015	Total	6,235,750	311	138,692	139,003

December 31, 2015		24,327,944	1,216	344,803	346,019

        On February 5, 2014, the Company issued 5,400,000 ordinary shares at an initial public offering price of $17.00 per share, with net proceeds, after deducting underwriting discounts but prior to deducting offering expenses payable by the Company, of €62,621,000 ($85,400,000).

        On July 31, 2014, the Company issued 192,128 shares as part of the acquisition price of uniQure GmbH. For further details refer to Note 9.

        During 2015, the Company issued 847,642 ordinary shares (2014: 305,160 ordinary shares) upon exercise of employee share options and options issued in connection with the Company's collaboration with 4D Molecular Therapeutics.

        On April 15, 2015, the Company issued 3,000,000 of its ordinary shares at a public offering price of $29.50 per share, with net proceeds, after deducting underwriting discounts but prior to deducting offering expenses payable by the Company, of €78,500,000 ($83,200,000).

        On June 12, 2015, the Company issued to BMS 1,112,319 of its ordinary shares at $33.84 per share, for proceeds of €33,400,000 ($37,640,000). On August 7, 2015 the Company issued to BMS a further 1,275,789 of its ordinary shares at $29.67 per share, for proceeds of €35,974,000 ($37,852,000). The proceeds were partially allocated to the technology fee (see note 4).

        On December 31, 2014 and December 31, 2015, a total of 7,258 shares were held in treasury. All shares issued by the Company were fully paid. Besides the minimum amount of share capital to be held under Dutch law, there are no distribution restrictions applicable to the equity of the Company.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

12. Shareholders' (Deficit)/Equity (Continued)

        On July 24, 2013 pursuant to agreements with Chiesi Pharmaceutic, S.p.A. the Company raised a total amount of €14 million through the issuance of 1,109,214 class C ordinary shares at a price of €12.60 per share.

  Share Premium

        Total additions to share premium for the twelve months ended December 31, 2015 were €138,692,000 net of costs. This increase in share premium was due to the issue of shares as described above.

  Other Reserves

        The costs of equity-settled share-based payments to employees are recognized in the Statement of Comprehensive Loss, together with a corresponding increase in equity during the vesting period, taking into account (deferral of) corporate income taxes.

        During the twelve months ended December 31, 2015, the Company recognized a share-based payment expense of €7,627,000 (2014: €9,464,000), as described in Note 23. Share-based payment expenses in 2014 include expenses resulting from the accelerated vesting of options upon closing of the IPO, as well as the expenses incurred in relation to the granting of options to the management of 4D Molecular Therapeutics.

        Share based payment expenses for 2015 include amounts associated with the granting of 179,068 Restricted Stock Units in August 2014 and the granting of a total of 1,566,500 options (net of forfeitures).

        During the twelve months ended December 31, 2015, the Company recognized €1,250,000 as translation adjustments concerning uniQure Inc.; these adjustments are included in the Statement of Comprehensive Loss as other comprehensive income.

        As at December 31, 2015, the Company has legally restricted reserves for the capitalization of Development Costs of €374,000 (2014: €6,811,000) and for a currency translation adjustment of €2,411,000 (2014: €1,161,000). Under Dutch law the legally restricted reserve for the capitalization of development Costs is non-distributable to the Company's shareholders. Only the reserve for the currency translation adjustment is reflected in the Company's equity, under other comprehensive income.

        No tax amounts are included under other comprehensive income, as the Company does not record any income tax expense.

13. Share Based Payments

  2012 Share Option Plan

        At the general meeting of shareholders on February 15, 2012, uniQure shareholders approved the adoption of the 2012 Plan. Under the 2012 Plan, share options were granted on the date of grant and vest over a period of three years on the basis set out in Note 2.22 above. Any options that vest must be exercised by the tenth anniversary of the effective date of grant. All options granted under the 2012

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

13. Share Based Payments (Continued)

Plan vested in full on the Company's February 2014 IPO. The Company granted 1,907,815 options under this plan.

  2014 Share Option Plan

        At the general meeting of shareholders on January 9, 2014, uniQure shareholders approved the adoption of the 2014 Incentive Plan. At the general meeting of shareholders on June 10, 2015 uniQure shareholders approved an amendment of the 2014 Incentice Plan, increasing the shares reserved for issuance by 1,070,000 to 2,601,471 to allow providing equity-based compensation beyond new hire grants.

        Under the 2014 Incentive Plan, share options were granted on the date of grant and vest over a period of four years on the basis set out in Note 2.22 above. Any options that vest must be exercised by the tenth anniversary of the effective date of grant.

  4D Option Plan

        Following the agreement between the Company and 4D Molecular Therapeutics, the Company has granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense over three years (4D Option Plan).

  Restricted Stock Units (RSU)

        In 2014 the Company granted 179,068 RSU's for which the Company recognized a share based expense of €1,117,000. Inputs to the valuation of the granted RSU's are the share price at date of grant and the anticipated date of full and final vesting. The fair value at grant of the RSU's is determined at $1.8 million (€1.5 million).

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

13. Share Based Payments (Continued)

        The 2012 Option Plan, the 2014 Option Plan and the 4D Option plan all qualify as equity-settled option plans. Movements in the number of outstanding share options granted in 2013, 2014 and 2015, were as follows:

	2012 Option plan		2014 Option plan		Other plans
	Number	Exercise Price	Number	Exercise Price	Number	Exercise Price
January 1, 2013	1,606,347	€3.07	—		—

Granted	301,468	€7.81	—		—
Forfeited	(210,853)	€3.07	—		—
Exercised	(5,118)	€3.07	—		—

December 31, 2013	1,691,844	€3.91	—	—	—	—

Granted	—	—	1,115,000	$9.40	609,744	€0.05
Forfeited	(11,338)	€3.07	(46,250)	$9.35	—	—
Exercised	(152,724)	€3.07	—	—	(152,436)	€0.05

December 31, 2014	1,527,782	€4.01	1,068,750	$9.40	457,308	€0.05

Granted	—	0	1,366,500	$18.26	200,000	$27.82
Forfeited	—	0	(94,092)	$10.39	—	—
Exercised	(449,838)	€3.98	(92,932)	$9.42	(304,872)	€0.05

December 31, 2015	1,077,944	€4.02	2,248,226	$14.75	352,436	€0.05 / $27.82

        Of the 3,678,606 options outstanding (2014: 3,053,840, 2013: 1,691,844), 1,391,426 options (2014: 1,423,175, 2013: 773,442) were vested and exercisable (within limitations of the Company's Insider Trading Policy). The weighted average life of options outstanding as at December 31, 2015 is 6.38 years. The weighted average exercise price of options vested and exercisable as at December 31, 2015, is €3.83 for the 2012 plan and $9.76 for the 2014 plan.

        The options outstanding at December 31, 2015 include 900,000 options (800,000 options granted to the chief executive officer on appointment and 100,000 options granted as an incentive to the chief financial officer in August 2015) which are subject to the approval of the Company's shareholders at the 2016 shareholder meeting. The other plans include options granted to the shareholders of 4D and 200,000 options granted as an inducement grant in July 2015 to a member of Senior Management (as approved by the 2014 Option plan).

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

13. Share Based Payments (Continued)

        Options outstanding at the end of the year have the following weighted-average remaining contractual life and ranges of exercise prices:

Year ended December 31, 2015 Weighted average remaining contractual life	Range exercise price per share	Number of options
1 to 5 years	€0.05 - €3.07	971,718
	$9.35
6 years	€3.07	324,503
7 years	€10.10	141,319
8 years	$9.35 - $9.63	679,816
9 years	$14.71 - $27.96	1,561,250

At December 31, 2015		3,678,606

Year ended December 31, 2014 Weighted average remaining contractual life	Range exercise price per share	Number of options
1 to 5 years	€0.05	457,308
6 years	—	—
7 years	€3.07	1,435,653
8 years	€10.10	92,129
9 years	$9.35 - $9.63	1,068,750

At December 31, 2014		3,053,840

Year ended December 31, 2013 Weighted average remaining contractual life	Range exercise price per share	Number of options
1 to 5 years	—	—
6 years	—	—
7 years	—	—
8 years	€3.07	1,397,127
9 years	€3.07 - €10.10	294,717

At December 31, 2013		1,691,844

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

13. Share Based Payments (Continued)

        For grants up to January 15, 2015 the Company used the Black-Scholes option-pricing model to value these awards. The Company began using Hull option-pricing model thereafter (see note 2.2). Model input for the valuation is based on the following key variables:

	2013	2014	2015
Options with change of control and service based vesting conditions	—	3,053,840	3,678,606
Options with an IPO, change of control and service based vesting conditions	1,691,844	—	—
Share price(1)		$8.66 - $9.63	$14.71 - $27.96
Estimated fair value per option as of grant date	€3.40 - €12.35	$5.24 - $5.93	$9.31 - $15.85
Expected volatility(2)	70%	70%	75%
Expected term(3)	5.5 - 6.3 years	6.11 years	6.11 and 10 years
Exercise price	€3.07 - €10.10	€0.05 and $9.35 - $9.63	$14.71 - $27.96
Expected dividend yield(4)	0%	0%	0%
Risk-free rate(5)	0.4% - 1.2%	0.23%	0.57% - 0.62%

(1)
Closing share price on the grant dates.

(2)
uniQure used an estimated volatility figure, which was determined based on volatility analysis of companies in the same sector and of a similar size.

(3)
In 2013 - March 2015: period from grant until the expected exercise date, thereafter the contractual term of 10 years.

(4)
Company currently does not pay dividends and has no plans to do so.

(5)
Based on Government bonds with a term that is commensurate with the expected term of each option tranche. Also considered is the risk-free rate over the performance period for each option tranche.

        In 2013, 301,468 options were granted (of which 252,652 options were granted to members of the Management Board and 10,000 options were granted to a member of the Supervisory Board). A total of 210,853 options were forfeited in 2013 (of which 140,652 options were forfeited from a member of the Management Board and 37,507 options were forfeited from a member of the Supervisory Board). In November 2013, a total of 5,118 options were exercised.

        Under the 2014 Option Plan a total of 1,366,500 options were granted in 2015 (of which 1,100,000 options were granted to members of the Management Board and Senior Management) and 1,115,000 options were granted in 2014 (of which 332,500 options were granted to members of the Management Board and Senior Management). 16,668 of the options granted to the Management Board and Senior Management lapsed or were forfeited during 2015 (2014: 0). In 2015 no options (2014: 35,000 options) were granted to members of the Supervisory Board of which in 2015 none lapsed or was forfeited (2014: 5,000). Of the remaining 266,500 options granted in 2015 (2014: 747,500 options), 77,424 lapsed or were forfeited in 2015 (2014: 41,250). As of December 31, 2015 there were 3,678,606 options

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

13. Share Based Payments (Continued)

outstanding. An additional €21.6 million of share-based expense is expected to be recognized from 2016 through to 2019.

  Expected option term

        uniQure has considered various approaches to take into account the effects of expected early exercise whereby the length of the vesting period, the expected share price development, the expected share price volatility and the participants' employee level within the organization have been analyzed. Prior to February 2015 uniQure management determined to take the effects of expected early exercise into account by using an estimate of an option's expected life as an input into the Black-Scholes option-pricing model. As historical data about employees' exercise behavior was limited, management's estimate is based on a weighted average expected option life for the entire participant group. The resulting expected weighted-average life of the options granted is the midpoint between the vesting date and the contractual term of the options. Starting February 2015 the Company is using a Hull & White option model. The model captures early exercises by assuming that the likelihood of exercises will increase when the stock-price reaches defined multiples of the strike price. This analysis is included for the full contractual term.

  Valuation of ordinary shares

        The Company's shares are listed on NASDAQ (ticker: QURE). At the date of each grant of options subsequent to the transaction between uniQure and AMT, and prior to date of listing, the fair value of the ordinary shares is determined by the Management Board and Supervisory Board, and takes into account the most recently available valuation of ordinary shares and the assessment of additional objective and subjective factors the Company believes are relevant.

  Expected volatility

        For option grants post April 2012, the volatility has been estimated solely by reference to the historical volatility of the publicly traded peer companies. This has resulted in an applied volatility of the options granted in the years ended December 31, 2013 and 2014. Based on the limited trading history of the Company's shares on NASDAQ, between February 5, 2014 and December 31, 2015 the volatility for the year ended December 31, 2015 has been determined at 75%.

        Further details regarding the total expense recognized in the Statement of Comprehensive Loss for share options granted to members of the Management Board, members of the Supervisory Board and Senior Management are set out in Note 30. The corresponding increase in equity is separately accounted for as other reserves.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

14. Borrowings

	DECEMBER 31, 2014	DECEMBER, 31 2015
	(€ in thousands)
Non-current
Borrowings, non-current portion	16,418	13,434
Derivative financial instruments—related parties	—	530
Total non-current	16,418	13,964

Current
Borrowings, current portion	—	5,124
Borrowings-derivative	207	238
Derivative financial instruments—related parties	645	992

Total current	852	6,354

Total	17,270	20,318

Hercules borrowings, borrowings derivative

        On June 14, 2013 the Company entered into a venture debt loan facility with the Hercules Technology Growth Corp. ("original facility"). This $10,000,000 facility agreement was amended and restated on June 26, 2014 ("amended facility"). The initial facility provided for an interest-only period of 15 months following the completion of the Chiesi cooperation (see note 7). The amended facility increased the principal amount to $20,000,000, presented net of expenses for facility charges of 1.00% plus expenses related to legal counsel. The additional amount of $10,000,000 (€7,344,000) was received net of expenses of $218,000 (€160,000). The net cash inflow was $9,782,000 (€7,184,000). As the terms of the amended loan agreement changed significantly compared to the original loan agreement (maturity date, interest rate, payback schedule), the Company fully amortized the unamortized transaction costs at issue, resulting in an extra amortization charge through profit and loss in 2014 of $193,000 (€141,000).

        The total loan commitment of the amended facility is $20,000,000 with an interest rate of 10.25%, which matures over a period of 48 months. Also included are two back-end fees of $345,000 and $250,000, due October 2016 and June 2018 respectively. The interest-only period is 18 months. The Company was initially required to repay the loan in monthly principal installments from January 2016 through June 2018. In December 2015 the interest only period was extended to April 2016 causing an increase in the final installment due in 2018.

        During 2015, an amount of $2.3 million (€2.1 million), compared with $2.0 million (€1.6 million) for 2014, was recorded as finance expense in relation to the original and the amended facility.

        The total value for the amended loan per December 31, 2015 was $20.0 million, i.e. €18.6 million, (2014: $20.0 million, i.e. €16.4 million) and is recorded net of expenses. The foreign exchange expense on the borrowings was €1.9 million in 2015 (2014: €1.8 million). The fair value of the borrowings equals their carrying amount, as the impact of discounting is insignificant as the loan is already amortized at a market conforming interest rate.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

14. Borrowings (Continued)

        The original facility included a warrant. The warrant was not closely related to the host contract and was accounted for separately as a financial derivative measured at fair value though profit or loss. The fair value of this derivative is €238,000 (2014: 207,000) and is presented within current liabilities. The warrants included in the original loan agreement remain in place.

        The amended Loan and Security Agreement contains covenants that restrict our ability to, among other things, incur future indebtedness and obtain additional financing, to make investments in securities or in other companies, to transfer our assets, to perform certain corporate changes, to make loans to employees, officers and directors, and to make dividend payments and other distributions. Further, the Company has periodic reporting requirements and the Company is required to keep a minimum cash balance deposited in bank accounts in the United States, equivalent to the lesser of the outstanding balance of principal due and 50% of worldwide cash reserves. This restriction on cash reserves only relates to the location of the cash reserves, but all cash reserves are at free disposal of the Company.

        The amended Loan and Security Agreement contains default provisions that include the occurrence of a material adverse effect, as defined therein, which would entitle Hercules to declare all principal, interest and other amounts owed by us immediately due and payable. As of December 31, 2015 the Company was in compliance.

(Non-current) derivative financial instruments, related party

        As part of the collaboration agreement (see note 4.1) BMS was granted two warrants, the Seventh Collaboration Warrant and the Tenth Collaboration Warrant. These warrants provide BMS the right to purchase an additional 10% equity ownership immediately after the exercise of said warrants. The Company has determined that BMS' rights to acquire equity in the future are financial instruments, the fair market value of which will reduce the amount of deferred revenue to be recognized on the Company's Consolidated Statement of Financial Position.

(Current) derivative financial instruments, related party

        In 2012 uniQure entered into a convertible loan agreement with four of its major shareholders (Forbion, Gilde, Grupo Netco and Lupus Alpha), in respect of unsecured and unsubordinated convertible for a total amount of €3,497,000. In March 2013, uniQure increased the loan by an additional €10,000,000 investment by Coller Capital. Following the subscription for new equity by Chiesi, on July 21, 2013 the full convertible loan of €13,497,000 was converted on July 26, 2013 into new Class A Ordinary Shares, at a conversion price of €10.10 per share. As part of the original convertible loan arrangements the Company also issued warrants to the holders of the convertible loan. The warrants associated with the convertible loan, which survived the conversion of the loan, are presented in the Consolidated Statement of Financial Position as at December 31, 2015 within current liabilities as derivative financial instrument with a fair value of €992,000 (December 31, 2014: €645,000). During the twelve month period ended December 31, 2015 uniQure recognized € 347,000 in finance expenses (2014: finance income of € 77,000) related to fair value changes of the warrants.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

15. Financial lease liabilities

        uniQure leases certain leasehold improvements by means of finance leases including the following:

  •
  Agreement between Beheersmaatschappij Dienstverlening en Deelneming AZUA BV ("BDDA"), a wholly-owned subsidiary of the AMC, and uniQure, regarding leasehold improvements at Meibergdreef, Amsterdam, end at September 30, 2016. The rent of the leasehold improvements amounts to €156,000 per year.

        Finance lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. The carrying amount corresponds to the fair value as terms of the contracts were agreed at arm's length and market conditions for such contracts have not subsequently changed. The interest rate imposed by the lessor is 5.5% per annum.

        The present value of finance lease liabilities is as follows:

	DECEMBER 31, 2014	DECEMBER 31, 2015
	(€ in thousands)
No later than 1 year	168	134
Later than 1 year and no later than 5 years	134	—
Later than 5 years	—	—
Future finance charges on finance leases	—	—

Total	302	134

16. Trade and Other Payables

	DECEMBER 31, 2014	DECEMBER, 31 2015
	(€ in thousands)
Trade payables	4,860	3,835
Social security and other taxes	963	806
Other current liabilities	3,794	6,579

Total trade and other payables	9,617	11,220

        The carrying values of trade and other payables are assumed to approximate their fair values.

Other current liabilities

        As of December 31, 2015 and December 31, 2014, other current liabilities consisted principally of accruals for services provided by vendors but not yet billed, reimbursements received from research and development partners for expenses that have yet to be incurred and miscellaneous liabilities.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

17. Revenues and deferred revenues

	December 31 2013	December 31 2014	December 31 2015
	(€ in thousands)
License revenues	440	883	2,854
Collaboration revenues	2,503	3,802	6,271
Product sales	—	—	300

Total	2,943	4,685	9,425

	December 31 2013	December 31 2014	December 31 2015
	(€ in thousands)
Deferred revenues current portion	1,279	1,328	6,115
Deferred revenues	15,679	15,387	75,962

Total	16,958	16,715	82,077

        All revenues have been earned by Dutch entities.

License revenues

        During the twelve months ended December 31, 2015, an amount of €2,854,000 (2014: €883,000 and 2013: €440,000) was recognized as license revenues. These amounts relate to the amortization of upfront and target payments received from the Company's collaboration partners and are recognized as license revenue over the period of performance.

        Upon closing of the Commercialization Agreement and the Co-Development and Commercialization Agreement with Chiesi on June 30, 2013, the Company received €17.0 million as a non-refundable upfront payment. Based on an assessment performed by the Company, the €17.0 million is amortized on a straight-line basis, and presented as license revenues, over a period from July 2013 through September 2032: the date of expiration of the last intellectual property protection related to the Company's manufacturing process. The Company determined that the €17.0 million of up-front payments received from Chiesi constituted a single unit of accounting.

        In conjunction with the closing and effective date of the BMS collaboration agreement on May 21, 2015, the Company received an upfront, non-refundable cash payment of €45.0 million ($50.0 million). As of the effective date, the Company recorded deferred revenue of €53.2 million, which was equal to the upfront consideration of €45.0 million, plus the premium paid for the initial equity investment over the fair market value of the ordinary shares issued to BMS (valued at €10.8 million), less the fair market value of the financial instruments linked to the Second Closing and the Seventh and Tenth Collaboration Warrants (€2.6 million). The deferred revenue will be amortized over a performance period beginning as of the effective date of the collaboration agreement and ending on the nineteenth anniversary of the effective date. On July 31, 2015 BMS selected the 2nd, 3rd and 4th collaboration targets, triggering a $15.0 million target designation payment (€13.7 million) to the Company. The target designation payment was recorded as deferred revenue on the Company's Statement of Financial Position and will be amortized on a straight-line basis over 19 years starting August 1, 2015.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

17. Revenues and deferred revenues (Continued)

Collaboration revenues

        Collaboration revenues, which are typically related to cost reimbursement from collaborators for the Company's performance of research and development services under the respective agreements, are recognized on the basis of labour hours valued at a contractually agreed rate. Cost reimbursements to which the Company is entitled under agreements are recognized as collaboration revenues in the same quarter of the recorded cost they are intended to compensate.

        During the twelve months ended December 31, 2015, an amount of €6,271,000 (2014: €3,802,000 and 2013: €2,505,000) was recognized as collaboration revenues. These amounts relate to reimbursement of certain approved research and development expenses under the Company's collaboration agreements with Chiesi, BMS and Treeway.

        Specifically, the Company is eligible for reimbursement from Chiesi for 50% of the approved development costs related to the development of AMT-060 for haemophilia B and for 50% of the approved costs related to the Company's Phase IV study and registry for Glybera. Additionally, the Company is eligible for reimbursement from BMS for 100% of the approved research costs related to S100A1 and any other agreed targets contemplated in the collaboration agreement. The increase in the current period amount reflects the reimbursement of certain approved research expenses for S100A1 under the Company's collaboration agreement with BMS.

Product revenue

        Product revenue recognized in 2015 relates to the sale of Glybera.

18. Expenses by Nature, Cost of goods sold

        In 2015 Cost of goods sold include cost of raw materials, directly attributable labor costs and directly related charges by third party service providers, and the royalties and other related payments to third parties the Company must make under the license agreements covering various aspects of the technology underlying the composition and manufacture of Glybera. In addition Cost of goods sold in 2015 include amortization of intangible assets of €0.3 million as well as amounts related to the repayment of government grants.

        In 2013 Cost of goods sold resulted from a €0.8 million a repayment of a technical development loan to the Dutch government. This repayment was triggered by the €2.0 million upfront payment for the Glybera program that was collected from Chiesi in the second quarter of 2013.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

18. Expenses by Nature, Cost of goods sold (Continued)

        Operating expenses included the following costs by nature:

	YEARS ENDED DECEMBER 31,
	2013	2014	2015
		(€ in thousands)
Employee benefit expenses	11,904	25,349	29,235
Laboratory and development expenses	3,404	5,462	9,686
Legal and advisory expenses	5,001	5,779	11,510
Office expenses	1,592	3,776	6,358
Patents and licenses	835	744	1,043
Other operating expenses	2,339	2,450	4,407
Depreciation and amortization expenses (see notes 6 and 7)	535	1,539	4,443

	25,610	45,099	66,682

        Employee benefit expenses for the year ended December 31, 2015 include share-based payments of €7.6 million (2014: €9.5 million) of which €1.2 million (2014: €6.3 million) is related to the 4D Option Plan. Share-based payments, recorded under employee benefit expenses, for the year ended December 31, 2013 were €2,023,000.

	YEARS ENDED DECEMBER 31,
	2013	2014	2015
	(€ in thousands)
Wages and salaries	5,012	9,888	16,479
Social security costs	377	900	1,269
Share options and depository receipts	2,023	9,464	7,627
Pension costs—defined contribution plans	415	610	544
Other employee expenses	4,077	4,487	3,316

	11,904	25,349	29,235

Number of employees at the end of the period	87	162	198

        For detailed disclosure on the remuneration of the Supervisory Board, the Management Board and Senior Management please refer to note 29.

19. Research and development expenses

        Research and development expenses increased from €33,932,000 in the period ended December 31, 2014 to €46,781,000 in the period ended December 31, 2015. This increase reflected the expansion of the research and development activities to support the additional development and clinical activities associated with the Phase I/II study of AMT-060, the build-up of staff in the Lexington facility, as well as the further development of Glybera and the other product candidates.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

19. Research and development expenses (Continued)

        Research and development expenses increased from €13,182,000 in the period ended December 31, 2013 to €33,932,000 in the period ended December 2014, due to the expansion of the Company's research and development activities and planned clinical study of AMT-060, the planned commercial launch of Glybera in the European Union, the build-up of staff in the Lexington facility, as well as the further development of Glybera and the other product candidates.

20. Selling, general and administrative expenses

        Selling, general and administrative expenses increased from €11,167,000 for the period ended December 31, 2014 to €19,317,000 for the period ended December 31, 2015. The increase is driven by an increase in professional fees around corporate transactions, the build out of the administrative functions to meet the compliance requirements of a public company and the engagement of third party consultants to support the Company in various corporate and administrative activities.

        Selling, general and administrative expenses decreased from €11,628,000 for the period ended December 31, 2013 to €11,167,000 for the period ended December 31, 2014. The decrease resulted principally from the high legal and audit related expenses incurred in 2013 for the preparation of the Company's initial public offering, partially offset by an increase of expenses in the period ended December 31, 2014, related to being a public company, and the continued build-out of the administrative functions.

21. Other income / other losses

        uniQure's other income consists of government subsidies and grants that support uniQure's research efforts in defined research and development projects.

        Other income was €708,000 in 2015 (2014: €773,000, 2013 €585,000) and relates to grants received and rebates on payroll taxes. In 2014 uniQure, Inc., the Company's wholly owned subsidiary, received a grant from Massachusetts Life Science Company under its Job Incentive Program (New Job Creation). The monthly amortization (€13,000) of this grant started in December 2014.

        The other gains / losses line represents the currency effect from regular operations whereas the currency risk associated with borrowings is presented under Finance Income or Expense.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

22. Finance income and expense

	YEARS ENDED DECEMBER 31,
	2013	2014	2015
	(€ in thousands)
Finance income:
Interest income current accounts	58	167	109
Derivative gains	44	87	440

	102	254	549

Finance expense:
Derivative loss arising on early conversion of the loan	(1,333)	—	—
Derivative loss	(2,158)	—	—
Loan from related party	(691)	—	—
Venture debt facility	(165)	(3,432)	(4,008)
Finance leases	(40)	(28)	(15)

	(4,387)	(3,460)	(4,023)

Finance costs—net	(4,285)	(3,206)	(3,474)

        Finance expenses related to the venture debt facility result from foreign exchanges losses between the USD and Euro of €1,911,000 for the twelve month period ended December 31, 2015 (2014: €1,834,000) as well as interest expense of €2,096,000 (2014: €1,598,000).

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

23. Income tax expense

        In the Netherlands no tax charges or liabilities were incurred in 2013, 2014 and 2015 since the Company was in a loss-making position. No deferred tax asset has been recognized in respect of carry-forward losses.

	Years ended December 31,
(€ in thousands)	2013	2014	2015
Net loss before tax for the period	(26,820)	(35,891)	(71,911)
Expected tax expense / (income) at the tax rate enacted in the Netherlands (25%)	(6,705)	(8,973)	(17,978)
Difference in tax rate between the Netherlands and foreign countries	(59)	(755)	(1,663)
Tax rate impact related to internal asset transfer	—	—	(233)
Prior period adjustment related to current tax	—	—	15
Tax benefit from recognition of unrecognized deferred tax asset (including losses carried forward)	—	—	(176)
Non deductible expenses, net	1,486	3,544	2,025
Deferred tax asset (including losses carried forward) not recognized in the current period	5,278	6,184	17,563

Tax expense / (income) recorded in the period	—	—	(447)
Tax expense / (income) recorded in the period
Current tax expense / (income)	—	—	48
Deferred tax expense / (income)	—	—	(479)

	—	—	(431)

        As part of the acquisition of InoCard in Germany in 2014 the Company capitalized the fair value of the acquired in progress research and development as an intangible asset. For tax purposes, research results are being expensed. The Company recognized a deferred tax liability at 30% of the asset's fair value, i.e. €1,379,000. Following the acquisition the research at the German site was effectively integrated into uniQure's Dutch operations. In December 2015 uniQure legally transferred, with economic effect as of the acquisition date, the intellectual property of the German entity to a Dutch entity. In respect of the transfer the Company recognized a €0.9 million deferred tax asset for the excess of the underlying patent's tax basis over the patent's carrying amount. This immaterial error was corrected through a reduction of goodwill recorded in the acquisition as at December 31, 2015 (see note 2.2.a). The patent formed an integral part of the acquired research and development intangible asset. Consequently the intangible was transferred along with the patent resulting in remeasuring the associated deferred tax liability of €479,000 at the Dutch purchaser's effective tax rate of 25%. The Dutch entity as from the economic transfer date onward funds the research of the German site, which allowed the German entity to utilize the 2014 losses carried forward resulting in current tax expenses for 2014 and 2015 of €47,622.

        The expenses not deductible for tax purposes are largely driven by the Company's share-based compensation plans for an amount of €1,907,000 in 2015 (2014: €2,365,000).

        The net result in 2013 for uniQure Inc. (USA) translated into taxable loss of nil as for tax purposes under Sec 195 (startup costs) all book expenses were capitalized to offset the loss. At the time

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

23. Income tax expense (Continued)

of filing its 2014 tax return in September 2015 the Company revised its assumption that it had started an "active trade or business" in 2014 and consequently capitalized a further $3.6 million of start-up expenses. uniQure Inc. intends to capitalized $18.9 million in start-up losses for 2015. Future amortization of start-up cost will be available for offset against future taxable income. uniQure Inc. will additionally benefit from a reversal of accruals at the time these will be settled in cash. These temporary differences will roll up into future operating losses. uniQure Inc. currently does not expect to utilize the above tax benefits within the foreseeable future and therefore did not recognize a deferred tax asset.

        Under Dutch income tax law a tax loss carry-forward is subject to a time limitation of nine years. Losses incurred in the years up to 2006 can still be offset against profits up to and including 2015. In connection with the transfer of the AMT Business from AMT to uniQure, uniQure has discussed with Belastingdienst, the Dutch tax authorities, the transfer of all accumulated tax losses that relate to the AMT Business, excluding tax losses relating specifically to the activities of the AMT legal entity.

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

        The Dutch fiscal unity has as of December 31, 2015 an estimated €185,476 thousand (2014: €145,107 thousand) of taxable losses that can be offset in the following nine years. The expiration dates of these Dutch losses, is summarized in the following table. In the year ended December 31, 2015, the amount of unused tax losses that expired was €4,228 thousand (2014: €1,336 thousand).

(€ in thousands)	2016	2017	2018	2019	>2020
Loss expiring	35,608	16,709	18,127	16,476	98,556

24. Other comprehensive income

        For the period ended December 31, 2015 other comprehensive income of €1,250,000 represents the foreign currency translation gains arising from the U.S. subsidiary, which was established in 2013 (for the period ended December 31, 2014: €1,149,000, 2013: €12,000).

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

25. Loss per share

Basic loss per share

        Basic loss per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares outstanding during the period.

	December 31 2013	December 31 2014	December 31 2015
	(€ in thousands, except per share amounts)
Loss attributable to equity holders of the Company (€ in thousands)	(26,820)	(37,040)	(71,480)
Weighted average number of ordinary shares outstanding	10,795,713	17,121,328	22,082,345

Loss per Share (€)	(2.48)	(2.16)	(3.24)

Diluted loss per share

        Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. Due to the fact that the Company is loss making, all potential ordinary shares would have an antidilutive effect, if converted, and thus have been excluded from the computation of loss per share.

	December 31 2013	December 31 2014	December 31 2015
Warrants	170,802	170,802	170,802
BMS warrants(1)	—	—	3,088,027
Share options under 2012 Plan	1,691,844	1,527,782	1,077,944
Share options under 2014 Plan	—	1,068,750	2,248,226
Other options	—	457,308	352,436
RSU's	—	179,068	179,068

Total	1,862,646	3,403,710	7,116,503

(1)
The number of BMS warrants was determined using management's best estimate of shares to be issued (see note 4.1).

26. Dividends per share

        The Company did not declare dividends for the years ended December 31, 2015, 2014 and 2013.

27. Commitments and Contingent liabilities

Royalties and milestones

        In the course of its business uniQure enters as a licensee into contracts with other parties with regard to the development and marketing of its pipeline products. Among other payment obligations, the Company is obligated to pay royalties to the licensors based on future sales levels and milestone payments whenever defined milestones are met. As both future sales levels and the timing and

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

27. Commitments and Contingent liabilities (Continued)

achievement of milestones are uncertain, the financial effect of these agreements cannot be estimated reliably.

Operating lease commitments

        uniQure leases various office space and laboratory space under operating lease agreements. The Company leases its headquarters under an agreement between uniQure and Academisch Medisch Centrum ("AMC"), represented by Beheersmaatschappij Dienstverlening en Deelneming AZUA B.V. ("BDDA") and Amsterdam Vector Productions B.V. ("AVP"), both subsidiaries of AMC (Second Rental Agreement) in respect of facilities located at Meibergdreef 61 Amsterdam, from October 1, 2005 until September 30 2016, and an agreement for the lease of facilities at Meibergdreef 57, Amsterdam, from July 1, 2006 until December 31, 2017. The aggregate annual lease payments amount to €798,000. On March 17, 2015 the Company signed a further agreement with AMC for the lease of office space at Tafelbergweg 51, Amsterdam until December 31, 2017.

        On April 14, 2015 the Company entered into a lease agreement with Jan Snel B.V. in respect of laboratory facilities located on AMC grounds, from October 12, 2015 until October 11, 2018. The Company started using these facilities on October 12, 2015.

        In November 2015 the Company concluded an overall agreement with AMC which entitles the Company to occupy the Amsterdam facilities up to a maximum of December 31, 2019. The Company expects to leave the facilities at December 31, 2016 as a result of the new lease agreement entered in March 2016 (refer to note 31).

        The lease expenditure charged to the Statement of Comprehensive Loss for Amsterdam-based operating leases amounts to €868,000 in the year ended December 31, 2015 (2014: €550,000, 2013: €542,000). The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	DECEMBER 31, 2014	DECEMBER 31, 2015
	(€ in thousands)
No later than 1 year	1,918	2,882
Later than 1 year and no later than 5 years	6,394	8,063
Later than 5 years	7,285	6,335

Total	15,597	17,280

        On July 24, 2013, uniQure entered into an agreement for the lease of facilities at 113 Hartwell Avenue, Lexington, Massachusetts, United States that became effective from November 5, 2013 onwards until November 5, 2023. uniQure has an option to extend the lease for up to an additional 10 years. The aggregate lease payments for the period to November 5, 2023 amount to $18,937,000 (€17,278,000), including an initial rent-free period of seven months from the commencement of the lease which was effective at November 5, 2013.

        The lease payments under an operating lease will be recognized as an expense on a straight line basis over the full duration of the lease, taking into account the lease incentives in a total amount of $7,259,000 (€6,469,000) as received from the landlord. This results in a monthly expense of $92,680

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

27. Commitments and Contingent liabilities (Continued)

(€85,113). During 2015, the Company expensed a total amount of $1,112,162 (€1,003,795). As of December 31, 2015, the Company recorded a total deferred rent of $6,877,000 (€6,316,000), with a current element of $630,000 (€579,000).

Research and development commitments

        uniQure has entered into research and development commitments in relation to uniQure's product pipeline. The future aggregate minimum payments under these commitments are as follows:

	DECEMBER 31, 2014	DECEMBER 31, 2015
	(€ in thousands)
No later than 1 year	306	503
Later than 1 year and no later than 5 years	—	—
Later than 5 years	—	—

Total	306	503

Grant commitments

        From October 1, 2000 until May 31, 2005, AMT (uniQure's predecessor entity) received a technical development loan from the Dutch government in relation to development of Glybera. This grant includes a repayment clause in the event the Company generates revenues from the related project. AMT received total grants of €3,605,000 relating to eligible project costs in the grant period. The grant amount received bears interest of 5.7% per annum and must be repaid in the period January 1, 2008 through December 31, 2019 as a percentage of revenues which are derived from product sales of Glybera. If future royalty payments are not sufficient to repay the grant on or prior to December 31, 2019, or if there are no revenues generated, the remaining balance will be forgiven. Repayment obligations continue to apply if the product is not commercialized or transferred to others. The total amount of the contingent commitment as at December 31, 2015 was €6,154,000 (2014: €5,822,000), comprising the original total amount of the grant together with accrued interest.

28. Related-party transactions

        In the period ended December 31, 2015 and 2014, the Management Board and other Senior Management received regular salaries and contributions to post-employment schemes. Additionally, selected members of the Supervisory Board received compensation for their services in the form of cash compensation. The Company entered into share-based transaction with the shareholders of 4D. One of 4D's managing directors currently serves on our Supervisory Board (see notes 2.22 and 13).

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

28. Related-party transactions (Continued)

        The Company recognizes shareholders holding more than 5% of the Company's ordinary shares also as related parties. During the period January 1, 2014 and December 31, 2015 the following parties beneficially held more than 5% of the Company's ordinary shares.

  Bristol Myers Squibb
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

        On April 6, 2015 the Company and Bristol Myers Scquibb ("BMS") entered into various commercial and investment agreements. On August 7, 2015 BMS increased its share in the Company from 4.9% acquired in June 2015 to 9.9%.

        Chiesi became a related party following the commercial and investment agreements concluded with the Company on June 30, 2013, and Coller Capital became a related party following the conversion of the convertible loan in July 2013.

        Funds affiliated with Lupus Alpha, Fidelity and Gilde Healthcare have or held a material interest in the Company.

Transactions

        The related parties identified above participated in the following transactions during the periods ended December 31, 2015, and December 31, 2014.

        The Company had a receivable outstanding with BMS of €927,412 as at December 31, 2015. These amounts related to reimbursable expenses incurred in connection with the Company's collaboration agreement with BMS. During the twelve month period ended December 31, 2015 the Company generated €2,103,963 in collaboration revenues. For a further description of BMS related transactions please refer to notes 1, 3, 4, 14 and 17.

        During the twelve month period ended December 31, 2015 the Company generated €4,167,129 (2014: €3,292,000) in revenues with Chiesi. As of December 31, 2015 the Company has a receivable outstanding with Chiesi of €2,864,943 (2014: €2,404,000).

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

29. Key Management Compensation

  Supervisory board

        The aggregate remuneration of the Supervisory Directors amounted to €354,000 in 2015 (2014: €340,000, 2013: €400,000) as follows:

Year ended December 31	Share-based payments(1)	Advisor's fees	2015 total	2014 total	2013 total
	(in thousands €)
Ferdinand Verdonck	10	84	94	107	281
Sander van Deventer(2)	10	47	57	22	—
Joseph Feczko	10	36	46	49	58
Francois Meyer(3)	(8)	—	(8)	51	58
Sander Slootweg(4)	15	14	29	15	—
Phillipe van Holle(5)	—	—	—	—	(40)
Paula Soteropoulos(6)	—	38	38	78	43
Will Lewis(7)	19	59	78	18	—
Philip Astley-Sparke(8)	—	20	20	—	—

Total	56	298	354	340	400

(1)
The share-based payment reflects the value of equity-settled share options expensed during the year, as required by IFRS 2.

(2)
Following the combination of uniQure and AMT on April 5, 2012, Professor van Deventer has received no remuneration until after the IPO.

(3)
Resigned December 31, 2014.

(4)
Mr. Slootweg received no remuneration until after the IPO, resigned on June 10, 2015.

(5)
Resigned January 1, 2013

(6)
Appointed June 5, 2013.

(7)
Appointed June 11, 2014.

(8)
Appointed June 10, 2015.

  Management Board and Senior Management

        The total remuneration (excluding share-based payments) paid to or for the benefit of members of the Management Board and Senior Management in 2015 amounted to approximately €4,000,000 (2014: €2,670,000).

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

29. Key Management Compensation (Continued)

        The table below sets out a breakdown in the remuneration for the year ended December 31, 2015 of the members of the Management Board and Senior Management:

Year ended December 31, 2015	Short term employee benefits	Share-based payments(1)	Post employment benefits	Termination benefits	Total
	(in thousands €)
Dan Soland(2)	—	144	—	—	144
Joern Aldag(3)	1,120	1,378	22	23	2,543
Matthew Kapusta(4)	600	684	—	—	1,284

Total for management directors	1,720	2,206	22	23	3,971

Senior management	2,234	1,435	85	—	3,754

Total	3,954	3,641	107	23	7,725

(1)
The share-based payment reflects the value of equity-settled share options expensed during the year, as required by IFRS 2 as well as the RSU granted in 2014 to Jorn Aldag.

(2)
Dan Soland was appointed December 18, 2015. His appointment to the Management Board is subject to the approval at the Company's 2016 annual general meeting.

(3)
Joern Aldag resigned from the Management Board and as Chief executive officer effective December 17, 2015.

(4)
Matthew Kapusta joined in January 2015. He was appointed to the Management Board at our 2015 annual general meeting in June 2015.

        On December 17, 2015 the Company and Mr. Aldag agreed to terminate his employment as at August 31, 2016. Mr. Aldag will continue to be employed and serve as an advisor to the Supervisory Board. At the end of his 8 month service period he will be entitled to receive €22,780 in termination benefits. Mr. Aldag was granted a bonus of €689,716 in recognition of the transformational BMS Collaboration agreement and his options under the 2014 share incentive plan will accelerate in full as of the termination date. On January 29, 2016 the parties amended the termination agreement.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

29. Key Management Compensation (Continued)

Mr. Aldag's employment will terminate as of May 31, 2016. His severance pay will be increased by the salary he would have received from June 1 to August 31, 2016.

Year ended December 31, 2014	Short term employee benefits	Share-based payments(2)	Post employment benefits	Termination benefits	Total
	(in thousands €)
Joern Aldag	484	629	25	—	1,138
Piers Morgan(1)	162	31	—	—	193

Total for management directors	646	660	25	—	1,331

Senior management	1,791	1,437	208		3,436

Total	2,437	2,097	233	—	4,767

(1)
Piers Morgan resigned from the Company effective May 20, 2014.

(2)
The share-based payment reflects the value of equity-settled share options expensed during the year, as required by IFRS 2 as well as the RSU granted in 2014 to Jorn Aldag.

        The table below sets out a breakdown in the remuneration for the year ended December 31, 2013 of the members of the Management Board and Senior Management:

Year ended December 31, 2013	Short term employee benefits	Share-based payments(1)	Post employment benefits	Termination benefits	Total
	(in thousands €)
Joern Aldag	480	266	41	—	787
Piers Morgan	267	111	19	—	397

Total for management directors	747	377	60	—	1,184

Senior management	1,101	873	109		2,083

Total	1,848	1,250	169	—	3,267

(1)
The share-based payment reflects the value of equity-settled share options expensed during the year, as required by IFRS 2.

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

29. Key Management Compensation (Continued)

Shares and share options held by Key Management

Options

        Changes of options granted to employees who are part of the Company's Management at December 31, 2015 are as follows:

	Number of options at January 1, 2015	Options granted during the year	Changes in Key Management	Number of options at December 31, 2015
Dan Soland	—	800,000	—	800,000
Joern Aldag(1)	450,065	—	(450,065)	—
Matt Kapusta	—	200,000	—	200,000
Senior Management	894,608	300,000	(468,304)	726,304

Total	1,344,673	1,300,000	(918,369)	1,726,304

(1)
Joern Aldag resigned from the Management Board effective December 17, 2015.

Restricted Stock Units (RSU's)

        Changes of RSU's owned by employees who are part of the Company's Management at December 31, 2015 are as follows:

	Number of RSU's at January 1, 2015	RSU's granted during the year	Changes in Key Management	Number of RSU's at December 31, 2015
Joern Aldag(1)	179,068	—	(179,068)	—

(1)
Joern Aldag resigned from the Management Board effective December 17, 2015.

        Pursuant to an agreement dated October 8, 2014 Jorn Aldag was granted, effective August 26, 2014 a total of 179,068 Restricted Stock Units. All of these RSU's vested in March 2016.

Receivables Senior Management

	December 31,
	2015	2014
	(in thousands €)
Receivables from Senior Management	22	22

Total	22	22

        These receivables relate to certain wage tax liabilities settled by AMT on behalf of Senior Management in connection with purchases of AMT depositary receipts in 2007; these amounts are

UNIQURE N.V.

Notes to the Consolidated Financial Statements (Continued)

For the Years Ended December 31, 2013, 2014 and 2015

29. Key Management Compensation (Continued)

repayable to uniQure on sale of the related Company's ordinary shares or on the respective employee ceasing to be employed by the Company.

30. Litigation and Arbitration

        On December 11, 2013, the Company received a formal request for arbitration from Extera Partners, a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of consulting services provided to the Company in connection with a partnering transaction. The International Court of Arbitration at the International Chamber of Commerce received the request for arbitration on December 12, 2013. The amount claimed is $100,000 plus 2.5% of all proceeds, including equity investments, the Company received from Chiesi pursuant to its collaboration agreements entered into in the second quarter of 2013. The Company's engagement letter with Extera Partners contains a cap limiting the maximum liability to €5,000,000.

        On May 12, 2014, the ICC appointed and confirmed a sole arbitrator. On October 1, 2014, Extera Partners LLC filed its Statement of Case that includes an estimated claim based on the formula mentioned above and on Extera's estimate of potential future revenues. An evidentiary hearing took place in July 2015 and post hearing briefs and reply submissions were filed in October 2015. The Company has denied the claim and intends to vigorously defend against it.

31. Events after the reporting date

New lease Amsterdam

        On March 1, 2016 the Company entered into a 16 year lease contract for a new 9,600 square-meter facility in Amsterdam. The lease commences on March 1, 2016. The Company intends to consolidate its current three Amsterdam sites at the new site in December 2016. The future aggregate minimum lease payments under non-cancellable amount to €21.1 million.

PART III

ITEM 17:    FINANCIAL STATEMENTS

        See "Financial Statements."

ITEM 18:    FINANCIAL STATEMENTS

        See the Financial Statements beginning on page F-1.

ITEM 19:    EXHIBITS

Exhibit No.		Description
1.1		Amended Articles of Association of the Company (incorporated by reference to Exhibit 1.1 to the Company's Annual Report on Form 20-F (file no. 001-36294) filed with the Securities and Exchange Commission).

4.1	†	Patent License Agreement (L-107-2007), effective as of May 2, 2007, by and between the Company and the National Institutes of Health, as amended on December 31, 2009, May 31, 2013 and November 11, 2013 (incorporated by reference to Exhibit 10.1 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.2	†	Patent License Agreement (L-116-2011), effective as of August 10, 2011, by and between the Company and National Institutes of Health, as amended on May 31, 2013 and November 11, 2013 (incorporated by reference to Exhibit 10.2 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.3	†	License Agreement, effective as of March 22, 2007, by and between the Company and Protein Sciences Corporation, as amended on June 13, 2012 (Incorporated by reference to Exhibit 10.3 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission.)

4.4	†	Agreement, dated June 16, 2006, by and among the Company, Academish Medisch Centrum and Beheersmaatschappij Dienstverlening En Deelneming Azua (incorporated by reference to Exhibit 10.4 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.5	†	Sublicense and Research Agreement, effective June 18, 2001, by and between the Company and Xenon Genetics Inc., as amended (incorporated by reference to Exhibit 10.5 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission.).

4.6	†	License Agreement, effective as of December 20, 2006, between the Company and Aventis Pharma S.A., as amended on June 28, 2013 (incorporated by reference to Exhibit 10.6 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.7	†	Non-Exclusive License Agreement, effective as of September 3, 2010, by and between the Company and Asklêpios Biopharmaceutical, Inc. (incorporated by reference to Exhibit 10.7 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.8	†	License Agreement, dated February 8, 2008, by and between the Company and Salk Institute for Biological Studies (incorporated by reference to Exhibit 10.8 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

Exhibit No.		Description
4.9	†	License Agreement, dated December 5, 2006, by and between the Company and AmpliPhi Biosciences, Inc., as amended on June 28, 2013 (incorporated by reference to Exhibit 10.9 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.10	†	Exclusive License Agreement, effective as of July 7, 2008, by and between the Company and St. Jude Children's Research Hospital, Inc., as amended on July 12, 2012 (incorporated by reference to Exhibit 10.10 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.11	†	Co-Development and License Agreement, entered into as of April 29, 2013, by and between the Company and Chiesi Farmaceutici S.p.A. (incorporated by reference to Exhibit 10.11 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.12	†	Commercialization Agreement, entered into as of April 29, 2013, by and between the Company and Chiesi Farmaceutici S.p.A. (incorporated by reference to Exhibit 10.12 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.13	†	License Agreement, dated as of May 21, 2010, by and among the Company, Fundacion para la Investigacion Medica Applicada, Proyecto de Biomedicina CIMA S.L. and Digna Biotech, S.L. (incorporated by reference to Exhibit 10.13 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.14	†	Development and Manufacturing Agreement, effective as of January 7, 2011, by and between the Company and Institut Pasteur, as amended on January 7, 2011 (incorporated by reference to Exhibit 10.14 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.15	†	License Agreement, effective as of November 30, 2010, by and between the Company and Amgen Inc. (incorporated by reference to Exhibit 10.15 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.16	†	Data License Agreement, effective June 12, 2012, by and between the Company and The Regents of the University of California, acting through its Office of Technology management, University of California, San Francisco (incorporated by reference to Exhibit 10.16 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.17		Warrant Agreement, dated as of September 20, 2013, by and among the Company, uniQure Biopharma B.V. and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 10.18 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.18		Subscription Agreement, dated as of April 29, 2013, by and among Chiesi Farmaceutici S.p.A and the Company (incorporated by reference to Exhibit 10.19 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.19		Lease relating to Meibergdreef 45, 57 and 61, dated as of July 1, 2012, by and among Academisch Medisch Centrum and uniQure biopharma B.V. (incorporated by reference to Exhibit 10.26 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

Exhibit No.		Description
4.20		Lease relating to 113 Hartwell Avenue, Lexington, Massachusetts, dated as of July 24, 2013, by and between the Company and King113 Hartwell LLC (incorporated by reference to Exhibit 10.28 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.21	†	Collaboration and License Agreement, dated January 17, 2014, by and between uniQure biopharma B.V. and 4D Molecular Therapeutics, LLC (incorporated by reference to Exhibit 10.32 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.22		Option Agreement, dated January 17, 2014, by and between the Company and Dr. David Kirn (incorporated by reference to Exhibit 10.33 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.23		Option Agreement, dated January 17, 2014, by and between the Company and Dr. David Schaffer (incorporated by reference to Exhibit 10.34 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.24		Commitment Letter pursuant to Collaboration Agreement, dated January 17, 2014, by the Company and acknowledged and agreed by 4D Molecular Therapeutics, LLC, Dr. David Schaffer and Dr. David Kirn (incorporated by reference to Exhibit 10.35 of the Company's registration statement on form F-1 (file no. 333-193158) filed with the Securities and Exchange Commission).

4.25		Loan and Security Agreement, entered into June 26, 2014 by and among the Company, uniQure IP B.V., the Company's subsidiaries listed therein, and Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 4.29 to the Company's Annual Report on Form 20-F (file no. 001-36294) filed with the Securities and Exchange Commission on April 7, 2015).

8.1	*	Subsidiaries of the Company.

12.1	*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Independent Registered Public Accounting Firm.

†
Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission

*
Filed herewith

Signatures

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

uniQure N.V.
By:	/s/ DANIEL SOLAND Daniel Soland Chief Executive Officer
Date: April 4, 2016
By:	/s/ MATTHEW KAPUSTA Matthew Kapusta Managing Director/Chief Financial Officer
Date: April 4, 2016